As filed with the Securities and Exchange Commission on August 28, 2007.

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

AMERICAN WATER WORKS COMPANY, INC.

AMERICAN WATER CAPITAL CORP.

(Exact name of registrant as specified in its charter)

Delaware Delaware	4941 522300	51-0063696 22-3732448
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1025 Laurel Oak Road

Voorhees, NJ 08043

(856) 346-8200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Donald L. Correll President and Chief Executive Officer American Water Works Company, Inc. 1025 Laurel Oak Road Voorhees, NJ 08043 (856) 346-8200	George W. Patrick, Esq. Vice President and Secretary American Water Works Capital Corp. 1025 Laurel Oak Road Voorhees, NJ 08043 (856) 346-8200

(Name and address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

William V. Fogg, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019 (212) 474-1000	George W. Patrick, Esq. Vice President and General Counsel American Water Works Company, Inc. 1025 Laurel Oak Road Voorhees, NJ 08043 (856) 346-8200	Robert E. Buckholz, Jr., Esq. Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 (212) 558-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Equity units	$500,000,000	$15,350.00
American Water Capital Corp. Senior Notes (3)
Common stock, par value $1.00 per share (4)	$500,000,000	$15,350.00
Purchase Contracts (5)
Support Agreement (6)

(1)	Includes shares to be sold upon exercise of the underwriters’ option to purchase additional corporate units. See “Underwriting.”
(2)	Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(o) of Regulation C under the Securities Act of 1933, as amended.
(3)	The American Water Capital Corp. Senior Notes are offered as a component of the equity units for no additional consideration.
(4)	Shares of common stock of American Water Works, Inc. to be issued to the holders of equity units upon settlement of the purchase contracts, for a purchase price of $50.00 per unit. The actual number of shares of common stock to be issued will not be determined until the date of settlement of the related equity units.
(5)	The Purchase Contracts are offered as a component of the equity units for no additional consideration.
(6)	The American Water Works Company, Inc. Support Agreement is offered as a component of the equity security units for no additional consideration.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

Subject to Completion. Dated August 28, 2007.

(Preliminary Prospectus)

             Equity Units

(Initially Consisting of              Corporate Units)

American Water Works Company, Inc.

Equity Units

This is an offering of equity units of American Water Works Company, Inc., referred to as American Water. Each equity unit will have a stated amount of $50 and will consist of a purchase contract issued by us and, initially, a 1/20, or 5%, undivided beneficial ownership interest in $1,000 principal amount of senior notes due 2012 issued by our subsidiary American Water Capital Corp., referred to as AWCC, which we refer to as a corporate unit.

The purchase contract will obligate you to purchase from American Water, no later than                     , 2010, for a price of $50 in cash, the following number of shares of American Water’s common stock, subject to anti-dilution adjustments:

•

if the average closing price of American Water’s common stock over the 20-trading day period ending on the third trading day prior to                     , 2010 equals or exceeds $          ,            shares of American Water’s common stock;

•

if the average closing price of American Water’s common stock over the same period is less than $           but greater than $          , a number of shares of American Water’s common stock having a value, based on such average closing price, equal to $50; and

•	if the average closing price of American Water’s common stock over the same period is less than or equal to $ , shares of American Water’s common stock.

American Water will also pay you quarterly contract adjustment payments at a rate of     % per year of the stated amount of $50 per equity unit, or $             per year, subject to American Water’s right to defer contract adjustment payments, as described in this prospectus.

The senior notes will initially bear interest at a rate of     % per year, payable, initially, quarterly. The senior notes will be remarketed as described in this prospectus. Following a successful remarketing, the interest rate on the senior notes will be reset and interest will become payable semi-annually.

The corporate units will initially be sold by the underwriters in minimum increments of 20 units.

Concurrently with this offering, RWE Aktiengesellschaft, through a subsidiary, is offering by separate prospectus            shares of American Water’s common stock, plus up to an additional            shares of common stock if the underwriters exercise their option to purchase additional shares. This offering of equity units is contingent upon the consummation of the concurrent offering of American Water’s common stock, referred to as the concurrent initial public offering.

American Water intends to apply to list the corporate units on the New York Stock Exchange under the symbol “    .” American Water intends to apply to have its common stock listed on the New York Stock Exchange under the symbol “AWK.”

Investing in our equity units involves risks. See “ Risk Factors” on page 24 to read about factors you should consider before buying equity units.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per unit	Total
Public offering price	$	$
Underwriting discounts	$	$
Proceeds, before expenses, to American Water	$	$

The underwriters may also purchase up to an additional              corporate units from us at the public offering price, less the underwriting discount, within 30 days of the date of this prospectus.

The underwriters expect to deliver the equity units against payment in New York, New York on                     .

Goldman, Sachs & Co.	Citi	Merrill Lynch & Co.

Prospectus dated                     , 2007.

As used in this prospectus, and unless otherwise indicated or unless the context otherwise requires:

•	“American Water,” “our,” “us,” “we” or “the Company” means American Water Works Company, Inc. and its subsidiaries after giving effect to the Restructuring, as defined below;

•	“AWCC” means American Water Capital Corp., our finance subsidiary, which is a wholly owned subsidiary of American Water Works Company, Inc.;

•	“customer” means a connection to our water or wastewater networks; as in the case of apartment complexes, businesses and many homes, multiple individuals may be served by a single connection;

•	“population” means the estimated number of people served by our water and wastewater services; see “Industry and Market Data” for the methodology we employ to estimate population served;

•

“RWE” means RWE Aktiengesellschaft, a stock corporation incorporated in the Federal Republic of Germany whose shares are publicly listed on the Frankfurt and Düsseldorf stock exchanges and other German stock exchanges as well as on the Zurich stock exchange;

•	“state PUC” means a state commission or other entity engaged in economic regulation of public utilities; and

(i)

•

“Thames US Holdings” means Thames Water Aqua US Holdings, Inc., a Delaware corporation and an indirect wholly owned subsidiary of RWE, and not any of its subsidiaries. Thames US Holdings will be merged with and into American Water in the merger described herein, with American Water as the surviving entity.

You should rely only on the information contained in this prospectus or any free writing prospectus prepared by or on behalf of us. We have not authorized anyone to provide you with information that is different. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

“American Water” and its logos are our trademarks. Other service marks, trademarks and trade names referred to in this prospectus are the property of their respective owners.

Our regulated subsidiaries are subject to economic regulation by state PUCs in Arizona, California, Hawaii, Illinois, Indiana, Iowa, Kentucky, Maryland, Missouri, New Jersey, New Mexico, New York, Ohio, Pennsylvania, Tennessee, Texas, Virginia and West Virginia. Some of these states have enacted laws that require regulatory approval for the acquisition of “control” of any regulated utility. In those states, obtaining “control” of the parent or any other company that controls a regulated utility also requires prior regulatory approval. The threshold for a change of control is a fact-specific inquiry that varies by state. For example, in several states, a presumption of control will arise when an acquiring party acquires more than 9.9% of the voting securities of the regulated utility or the controlling entity. In addition to ownership, other states may analyze the degree of influence or control an acquiror may exert over the company. Any person acquiring American Water’s common stock in this offering of equity units, through the concurrent initial public offering of American Water’s common stock or in any other purchase of American Water’s common stock in a quantity sufficient to trigger a change of control under state law would need the prior approval of the applicable state PUC.

Dealer Prospectus Delivery Obligation

Through and including                     , 2007 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

(ii)

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. It may not contain all the information that is important to you. You should carefully read this entire prospectus, including the section captioned “Risk Factors” and the consolidated financial statements and notes to the consolidated financial statements, before making an investment decision. For the definition of certain terms used in this prospectus, please refer to the definitions set forth above and under “Glossary.”

Our Company

Founded in 1886, American Water is the largest investor-owned United States water and wastewater utility company, as measured both by operating revenue and population served. Our nearly 6,900 employees provide approximately 16.2 million people with drinking water, wastewater and other water-related services in 32 states and Ontario, Canada. In 2006, we generated $2,093.1 million in operating revenue, representing approximately four times the operating revenue of the next largest investor-owned company in the United States water and wastewater business, and $252.5 million in operating income, which includes $221.7 million of impairment charges relating to continuing operations.

Our primary business involves the ownership of water and wastewater utilities that provide water and wastewater services to residential, commercial and industrial customers. Our subsidiaries that provide these services are generally subject to economic regulation by state Public Utility Commissions, referred to as state PUCs, in the states in which they operate. The federal government and the states also regulate environmental, health and safety and water quality matters. We report the results of this business in our Regulated Businesses segment. Our Regulated Businesses currently provide services in 20 states within the United States and in 2006 served approximately 3.3 million customers, or connections to our water and wastewater networks. In 2006, our Regulated Businesses generated $1,854.6 million in operating revenue, prior to inter-segment eliminations, representing 88.6% of our consolidated operating revenue.

We also provide services that are not subject to economic regulation by state PUCs. We report the results of this business in our Non-Regulated Businesses segment. Our Non-Regulated Businesses include our Contract Operations Group, our Applied Water Management Group and our Homeowner Services Group. In 2006, our Non-Regulated Businesses generated $248.5 million in operating revenue, prior to inter-segment eliminations.

Our Industry

The United States water and wastewater industry has two main segments: (i) utility, which involves supplying water and wastewater services to customers, and (ii) general services, which involves providing water and wastewater-related services, including engineering, consulting and sales of water infrastructure and distribution products, such as pipes, to water and wastewater utilities and other consumers on a fee-for-service contract basis.

The utility segment includes municipal systems, which are owned and operated by local governments, and investor-owned systems. Government-owned systems make up the vast majority of the United States water and wastewater utility segment, accounting for approximately 85% of all United States community water systems and approximately 95% of all United States community wastewater systems.

The utility segment is characterized by high barriers to entry, including high capital spending requirements. Investor-owned water and wastewater utilities also face regulatory approval processes in order to do business, which may involve obtaining relevant operating approvals, including certificates of public convenience and necessity (or similar authorizations), pursuant to which state PUCs grant investor-owned utilities the right to provide service within an authorized service area. The utility segment of the United States water and wastewater industry is highly fragmented, with approximately 53,000 community water systems and approximately 16,000 community wastewater facilities, according to the United States Environmental Protection Agency, or EPA, and therefore presents opportunities for consolidation. Larger utilities, such as ours, that have greater access to capital are generally more capable of making mandated and other necessary infrastructure upgrades to water and wastewater systems.

Our Strengths

We believe that we are distinguished by the following key competitive strengths:

Market leader with broad national footprint and strong local presence. We are the largest and most geographically diversified investor-owned water and wastewater utility company in the United States. With operations in 32 states and Ontario, Canada, we serve a population of approximately 16.2 million people, which we estimate is approximately five times the population served by the next largest investor-owned water and wastewater company in the United States. Our scale and geographic scope enable us to capitalize effectively on growth opportunities across our service areas, while helping to insulate us from adverse conditions in any one geographic area.

•

Regulatory, weather and economic diversity. Our presence in numerous jurisdictions and localities across the United States promotes more stable and predictable financial performance across our overall business.

•

Economies of scale. As the largest investor-owned water and wastewater utility company in the United States, our scale and long-standing history with suppliers provide us with a competitive advantage in procuring goods and services reliably and economically, which enables us to provide high quality, cost-effective service to our customers and allows us to economically employ industry experts to serve all our systems.

•

Active community involvement supports customer satisfaction. We establish an active presence in the local communities we serve, supported by strong, ongoing community relations and corporate responsibility. We work closely with these communities to help create detailed water development plans, collaborate on growth initiatives and implement various water infrastructure and conservation projects.

Regulated Businesses provide financial stability. Our core Regulated Businesses, which consist of locally managed utility subsidiaries that generally are economically regulated by the states in which they operate, accounted for approximately 88.6% of our consolidated operating revenue in 2006. Our Regulated Businesses provide a high degree of financial stability because (i) high barriers to entry insulate us from competitive pressures, (ii) economic regulation promotes predictability in financial planning and long-term performance through the rate-setting process and (iii) our largely residential customer base promotes consistent operating results.

•

Barriers to entry. The requirement to hold or to obtain government authorizations, along with high capital costs, generally inhibit competitive entry into our markets, including by municipal or government-owned utilities, which must either construct new systems or convert our assets to public ownership in order to compete directly with us in our authorized areas. Both of these factors provide a framework that allows us to operate our Regulated Businesses on a predictable and consistent basis.

•

Economic regulation. Economic regulation in the water and wastewater utility industry exists as a substitute for competition. The primary regulatory model used by state PUCs involves a determination of an applicable rate base (consisting of allowed investments made in infrastructure), the recovery of prudently incurred operating expenses and an opportunity to earn an appropriate rate of return of and on invested capital. This model allows us to project our returns of and on investment and recovery of expenses and promotes predictability in financial planning and long-term performance of our Regulated Businesses.

•

Residential customer base. Residential customers accounted for approximately 91% of the total customers served by our Regulated Businesses and approximately 61% of total operating revenue for our Regulated Businesses in 2006. Residential customers represent a stable customer platform, generating consistent operating results for our company over time and across our geographic service areas.

Experience in securing appropriate rates of return and promoting constructive regulatory frameworks. We seek appropriate rates of return of and on investments and recovery of prudently incurred operating expenses from state PUCs in the form of rate increases, referred to as rate relief. We have a strong track record of providing reliable service at cost-effective rates, which has typically resulted in high customer satisfaction and has generally allowed us to maintain positive relations with local communities and regulators. We have generally been granted rate relief in a timely manner after application, and prior to our acquisition by RWE, we often were successful in securing appropriate rate relief when we filed rate cases. In the period following RWE’s acquisition of the Company, as a condition to the approval of the acquisition, we agreed with some state PUCs that we would not file rate cases for specified periods of time, also known as rate stay-outs. As of June 30, 2007, all rate stay-out provisions had expired.

A number of states in which our Regulated Businesses operate have adopted efficient rate policies, including some form of single tariff pricing, forward-looking test years and infrastructure surcharges. These constructive regulatory mechanisms encourage us to maintain a steady capital expenditure program to repair and improve water and wastewater systems as needed by reducing the regulatory lag on the recovery of prudent expenditures.

Significant growth opportunities with a low risk business profile. We believe we are well positioned to benefit from favorable industry dynamics in the water and wastewater sectors, which provide significant opportunities for future growth in both our Regulated Businesses and complementary Non-Regulated Businesses.

•

Replacement of aging infrastructure. We intend to invest capital prudently to enable us to continue to provide essential services to our regulated water and wastewater utility customers and to assist municipalities in meeting the capital challenges of making substantial required infrastructure upgrades. We have successfully developed expertise in managing large capital investment projects and programs as an owner-operator and have an established track record of investing to upgrade, replace and add new pipes, treatment and pumping facilities and other water system infrastructure. In addition, we have experience designing, building and operating water treatment plants, which treat water from major rivers as well as lakes, reservoirs and groundwater sources within the United States.

•

Fragmented industry provides consolidation opportunities. With approximately 53,000 community water systems and roughly 16,000 community wastewater systems in the United States, the water and wastewater industry is significantly more fragmented than the other major utility industries. With the presence of our Regulated Businesses in 20 states, we have a large platform on which to grow both organically and through consolidation of this fragmented market.

•

Opportunities for non-regulated growth. Our expertise and geographic diversity increases our ability to make opportunistic investments in non-regulated businesses that are complementary to our Regulated Businesses. Our national footprint and public/private partnership experience, including operation and maintenance contracts, referred to as O&M contracts, position us to participate in existing and emerging non-regulated water businesses. These include contracting for the supply and treatment of water and the collection and treatment of wastewater with the United States military.

Experienced senior management team. Our three senior managers have an average of 27 years of experience in the utilities industry. Donald L. Correll, our President and Chief Executive Officer, Ellen C. Wolf, our Senior Vice President and Chief Financial Officer, and John S. Young, our Chief Operating Officer, have all held senior management positions at publicly traded companies. Our 12 state presidents have an average of 19 years of experience in the utilities industry.

Industry leader in water quality, testing and research. As the largest investor-owned United States water and wastewater utility company, we are experts in water quality testing, compliance and treatment and have established and own industry-leading water testing facilities. Our technologically advanced quality control and testing laboratory in Belleville, Illinois is certified in 24 states through the EPA Unregulated Contaminant Monitoring program. Our laboratories and other facilities perform more than one million water quality tests per year.

Our Strategy

Our goal is to consistently provide customers with safe, high quality drinking water and reliable water and wastewater services. Our business strategies include:

•	continuing to prudently invest in regulated water and wastewater infrastructure projects;

•	earning an appropriate rate of return on our investments from state PUCs;

•	growing our Regulated Businesses through acquisitions; and

•	continuing to pursue public/private partnerships, including O&M and military contracts and services and other non-regulated businesses that are complementary to our Regulated Businesses.

The Transactions

American Water is currently an indirect wholly owned subsidiary of RWE. RWE is one of Europe’s leading electricity and gas companies and supplies 20 million customers with electricity and 10 million customers with gas in Germany, the United Kingdom and Central and Eastern Europe. On November 4, 2005, RWE announced its intention to exit its water activities in the United States and the United Kingdom to focus on its core European electricity and gas business and has since then completed the divestiture of its water business in the United Kingdom. As a part of this strategy, RWE intends to fully divest its ownership of American Water through the consummation of one or more public offerings of common stock of American Water as soon as reasonably practicable, subject to market conditions, referred to as the RWE Divestiture. In anticipation of the RWE Divestiture, effective December 31, 2006, the businesses of Thames Water Holdings Incorporated and its subsidiaries were contributed by Thames US Holdings to American Water, referred to as the Contribution. In addition, prior to the consummation of the concurrent initial public offering, Thames US Holdings will be merged with and into American Water with American Water being the surviving entity, referred to as the Merger. The Contribution and the Merger are referred to collectively in this prospectus as the Restructuring.

Concurrently with this offering, RWE is offering by separate prospectus          shares of American Water’s common stock, plus up to an additional          shares of common stock if the underwriters exercise their option to purchase additional shares. Prior to this offering we will effect a          -for-          stock split.

In addition, prior to the consummation of this offering, we intend to use the proceeds from the issuance of approximately $1,500.0 million aggregate principal amount of senior notes, referred to as the new senior notes, and approximately $450.0 million of commercial paper, together with approximately $20.0 million of cash on hand, to fund the early redemption of $1,750.0 million of preferred stock held by RWE and the repayment of $222.0 million aggregate principal amount of debt owed to RWE, which we refer to as the RWE notes. The new senior notes will not be registered under the Securities Act and will be offered in reliance on an exemption from the registration requirements of the Securities Act. We intend to use a portion of the proceeds from this offering of equity units to fund the repayment of approximately $450.0 million of commercial paper, with the balance of the net cash proceeds of approximately $34.5 million used for general corporate purposes. These transactions, together with the non-cash equity contribution to the Company by RWE of $1,194.5 million of debt of our subsidiaries held by RWE on December 15, 2006, the non-cash equity contribution to the Company by RWE of $100.0 million of debt of our subsidiaries held by RWE on March 29, 2007, and the $550.0 million cash equity contribution to the Company by RWE on March 29, 2007, which was used to pay down $232.5 million of short-term debt and the remainder used for general working capital purposes, are collectively referred to as the Refinancing. The Restructuring, the Refinancing, the Merger and the          -for-          split of common stock referred to above are collectively referred to in this prospectus as the Transactions.

Organizational Structure

The following chart sets forth our current organizational structure:

The following chart sets forth our organizational structure after giving effect to the consummation of the Transactions:

*	Assumes that RWE, through its subsidiary Thames Water Aqua Holdings GmbH, will sell its shares of our common stock in more than one offering.

Our Executive Offices

We are a corporation incorporated under the laws of Delaware. Our principal executive offices are located at 1025 Laurel Oak Road, Voorhees, NJ 08043. Our telephone number is (856) 346-8200. Our internet address is www.amwater.com. The information contained on or accessible from our website does not constitute a part of this prospectus and is not incorporated by reference herein.

THE OFFERING

Unless the context otherwise requires, for purposes of this section entitled “The Offering,” the terms “American Water,” “our,” “us” or “we” refer to American Water Works Company, Inc. and not to any of its subsidiaries.

What are equity units?

Equity units may be either corporate units or treasury units as described below. The equity units offered hereby will initially consist of              corporate units, each with a stated amount of $50. You can create treasury units from the corporate units in the manner described below under “How Can I Create Treasury Units From Corporate Units?”

What are the components of a corporate unit?

Each corporate unit consists of a purchase contract and, initially, a 1/20, or 5%, undivided beneficial ownership interest in $1,000 principal amount of AWCC’s senior notes due 2012, which we call the applicable ownership interest in senior notes. The senior notes will be issued in minimum denominations of $1,000 and integral multiples thereof, except in certain limited circumstances. The applicable ownership interest in senior notes underlying a corporate unit is owned by you, but it initially will be pledged to us to secure your obligation under the related purchase contract. If the senior notes are successfully remarketed on or prior to the ninth business day immediately preceding                     , 2010, or if a tax event redemption occurs prior to                     , 2010, in each case as described in this prospectus, the senior notes underlying the corporate units will be replaced by the treasury portfolio described below under “What is the treasury portfolio?” and the applicable ownership interest in the treasury portfolio will then be pledged to American Water through the collateral agent to secure your obligation under the related purchase contract.

What is a purchase contract?

Each purchase contract underlying an equity unit obligates the holder of the purchase contract to purchase, and obligates American Water to sell, on                     , 2010, which we refer to as the purchase contract settlement date, for $50 in cash, a number of newly issued shares of American Water common stock equal to the “settlement rate.” The settlement rate will be calculated, subject to adjustment under the circumstances set forth in “Description of the Purchase Contracts—Anti-Dilution Adjustments,” as follows:

•

if the applicable market value of American Water common stock is equal to or greater than $            , which we refer to as the threshold appreciation price, the settlement rate will be              shares of American Water common stock;

•

if the applicable market value of American Water’s common stock is less than the threshold appreciation price but greater than $            , which we refer to as the reference price, the settlement rate will be a number of shares of American Water’s common stock equal to $50 divided by the applicable market value; and

•	if the applicable market value of American Water common stock is less than or equal to the reference price, the settlement rate will be shares of American Water common stock.

“Applicable market value” means the average of the closing price per share of American Water common stock on each of the 20 consecutive trading days ending on the third trading day immediately preceding the purchase contract settlement date, subject to anti-dilution adjustments. The reference price represents the initial public offering price of American Water’s common stock in the concurrent initial public offering. The threshold appreciation price represents a             % appreciation over the reference price.

Can I settle the purchase contract early?

You can settle a purchase contract for cash prior to the purchase contract settlement date, subject to certain exceptions described under “Description of the Purchase Contracts—Early Settlement.” If a purchase contract is settled early, the number of shares of American Water common stock to be issued per purchase contract will be the stated amount of $50 divided by the threshold appreciation price, initially              shares. In addition, if American Water is involved in a cash merger, which we define as any acquisition (whether by means of a liquidation, share exchange, tender offer, consolidation, recapitalization, reclassification, merger of us or any subsidiaries or other transfer of the consolidation assets of us and subsidiaries) or a series of related transactions or events in which at least 51% of our common stock is exchanged for, converted into or constitutes solely the right to receive cash, securities or other property, more than 10% of which consists of cash, securities or other property that are not, or upon issuance will not be, common equity interests listed for trading or quotation on the New York Stock Exchange or quoted on the Nasdaq Global Market or Nasdaq Global Select Market, you will have the right to accelerate and settle the purchase contract early at the settlement rate in effect immediately prior to the closing of that merger plus, subject to certain limitations, a make-whole amount. See “Description of Purchase Contracts—Early Settlement Upon Cash Merger.” Your early settlement right is subject to the condition that, if required under the U.S. federal securities laws, we have a registration statement under the Securities Act of 1933 in effect covering the shares of common stock and other securities, if any, deliverable upon settlement of a purchase contract. We have agreed that, if required by U.S. federal securities laws, we will use reasonable efforts to have a registration statement in effect covering those shares of common stock and other securities, if any, to be delivered in respect of the purchase contracts being settled.

What is a treasury unit?

A treasury unit is a unit created from a corporate unit and consists of a purchase contract and a 1/20, or 5%, undivided beneficial interest in a zero-coupon U.S. treasury security with a principal amount of $1,000 that matures on                     , 2010 (CUSIP No.             ), which we refer to as a treasury security. The ownership interest in the treasury security that is a component of a treasury unit will be owned by you, but will be pledged to American Water through the collateral agent to secure your obligation under the related purchase contract.

How can I create treasury units from corporate units?

Subject to the last sentence of this paragraph, unless the treasury portfolio has replaced the senior notes underlying the corporate units, each holder of corporate units will have the right, at any time on or prior to the seventh business day immediately preceding the purchase contract settlement date, to substitute for the underlying senior notes held by the collateral agent treasury securities in a total principal amount equal to the aggregate principal amount of the senior notes underlying the corporate units with respect to which substitution is being made. Because treasury securities and senior notes are issued in integral multiples of $1,000, holders of corporate units may make this substitution only in integral multiples of 20 corporate units. The ability of holders of corporate units to create treasury units will be subject to the limitation that holders may not create treasury units during any period commencing on and including the business day preceding any three-day remarketing period as described below under “—What is remarketing?” and ending on and including, in the case of a successful remarketing during that three-day remarketing period, the reset effective date, or, if none of the remarketings during that three-day remarketing period is successful, the business day following the last remarketing date during that three-day remarketing period.

If the treasury portfolio has replaced the senior notes underlying the corporate units as a result of either a successful remarketing of the senior notes or a tax event redemption, holders of corporate units will have the right, at any time on or prior to the second business day immediately preceding the purchase contract settlement date, to substitute treasury securities for the applicable ownership interests in the treasury portfolio underlying the corporate units held by the collateral agent, but holders of corporate units can only make this substitution in integral multiples of              corporate units (or such other number of corporate units as may be determined by the remarketing agent upon a successful remarketing of senior notes if the reset effective date is not a regular quarterly interest payment date).

Each of these substitutions will create treasury units, and the senior notes underlying the applicable ownership interests in senior notes or applicable ownership interests in the treasury portfolio will be released to the holder and be tradable separately from the treasury units.

How can I recreate corporate units from treasury units?

Subject to the last sentence of this paragraph, unless the treasury portfolio has replaced the senior notes underlying the corporate units, each holder of treasury units will have the right, at any time on or prior to the seventh business day immediately preceding the purchase contract settlement date, to substitute for the related treasury securities held by the collateral agent senior notes having a principal amount equal to the aggregate principal amount at stated maturity of the treasury securities for which substitution is being made. Because treasury securities and senior notes are issued in integral multiples of $1,000, holders of treasury units may make these substitutions only in integral multiples of 20 treasury units. The ability of holders of treasury units to recreate corporate units will be subject to the limitation that holders may not recreate corporate units during any period commencing on and including the business day preceding any three-day remarketing period and ending on and including, in the case of a successful remarketing during that three-day remarketing period, the reset effective date, or, if none of the remarketings during that three-day remarketing period is successful, the business day following the last remarketing date during that three-day remarketing period.

If the treasury portfolio has replaced the senior notes underlying the corporate units as a result of either a successful remarketing of the senior notes or a tax event redemption, holders of treasury units will have the right, at any time on or prior to the second business day immediately preceding the purchase contract settlement date, to substitute the applicable ownership interests in the treasury portfolio for the treasury securities underlying the treasury units, but holders of treasury units can only make this substitution in integral multiples of              treasury units (or such other number of treasury units as may be determined by the remarketing agent upon a successful remarketing of senior notes if the reset effective date is not a regular quarterly interest payment date). Each of these substitutions will recreate corporate units and the applicable treasury securities will be released to the holder and be separately tradable from the corporate units.

What payments am I entitled to as a holder of corporate units?

Holders of corporate units will be entitled to receive quarterly cash distributions consisting of their pro rata share of interest payments on the senior notes payable by AWCC, equivalent to the rate of             % per year on the applicable ownership interests in senior notes (or distributions on the applicable ownership interests in the treasury portfolio if the senior notes have been replaced by the treasury portfolio), and contract adjustment payments payable by American Water at the rate of             % per year on the stated amount of $50 per corporate unit, subject to American Water’s right to defer the contract adjustment payments as described below.

If interest on the senior notes is reset on a reset effective date that is not a scheduled interest payment date, the collateral agent will receive on behalf of holders of corporate units a payment from AWCC on such reset effective date of accrued and unpaid interest on the senior notes from the most recent quarterly interest payment date to, but excluding, such reset effective date. On the quarterly payment date next following the reset effective date, corporate unit holders will receive a regular quarterly cash distribution comprised of their pro rata portion of that interest payment, the portion of their applicable ownership interest in the remarketing treasury portfolio that matures prior to that quarterly payment date and the contract adjustment payment payable on that date.

What payments will I be entitled to if I convert my corporate units to treasury units?

Holders of treasury units will be entitled to receive quarterly contract adjustment payments payable by American Water at the rate of             % per year on the stated amount of $50 per treasury unit, subject to our right to defer the contract adjustment payments as described below. There will be no distributions in respect of the treasury securities that are a component of the treasury units but the holders of the treasury units will continue to receive the scheduled quarterly interest payments on the senior notes that were released to them when they created the treasury units as long as they continue to hold the senior notes.

Does American Water have the option to defer current payments?

American Water has the right to defer the payment of contract adjustment payments until no later than the purchase contract settlement date; provided, however, that in an early settlement upon a cash merger or any other early settlement of the purchase contracts, American Water will pay deferred contract adjustment payments through the cash merger settlement date or the most recent quarterly payment date, as applicable. Any deferred contract adjustment payments would accrue additional contract adjustment payments at the rate of             % per year until paid, compounded quarterly, to, but excluding, the earlier of the purchase contract settlement date and the date of any earlier settlement of the purchase contract. AWCC is not entitled to defer payments of interest on the senior notes.

In the event that American Water exercises its option to defer the payment of contract adjustment payments, then until the deferred contract adjustment payments have been paid, American Water will not, with certain exceptions, declare or pay dividends on, make distributions with respect to, or redeem, purchase or acquire, or make a liquidation payment with respect to, any of its capital stock.

What are the payment dates for the corporate units?

The payments described above in respect of the corporate units will be payable quarterly in arrears on February 1, May 1, August 1 and November 1, of each year, commencing on             , subject to, in the case of that portion of the current payment attributable to contract adjustment payments, the deferral provisions described in this prospectus.

What is remarketing?

We may, at our option and in our sole discretion, elect to remarket the aggregate principal amount of senior notes underlying the aggregate applicable ownership interests in senior notes held by corporate unit holders as part of a corporate unit on any remarketing date occurring during the period for early remarketing beginning on the third business day preceding                     , 2010 and ending on the ninth business day preceding                     , 2010, unless the senior notes have been previously redeemed in connection with a tax event redemption or have been previously successfully remarketed. Any remarketing during the period for early remarketing will occur during one or more three-day remarketing periods that consist of three sequential possible remarketing dates selected by us and will include the senior notes underlying the corporate units and other senior notes of holders that have elected to include those senior notes in the remarketing.

On each remarketing date occurring during the period for early remarketing, the remarketing agent will use its reasonable efforts to obtain a price for the senior notes remarketed equal to approximately 100% of the purchase price for the remarketing treasury portfolio plus a fee to be determined between us and the remarketing agent, which we refer to as the remarketing fee. A portion of the proceeds from the remarketing equal to the remarketing treasury portfolio purchase price will be applied to purchase the remarketing treasury portfolio. The remarketing treasury portfolio will be substituted for the senior notes underlying the corporate units and will be pledged to us through the collateral agent to secure the corporate unit holders’ obligations to purchase American Water’s common stock under the purchase contracts. When paid at maturity, an amount of the remarketing treasury portfolio equal to the principal amount of the substituted senior notes will automatically be applied to satisfy the corporate unit holders’ obligations to purchase American Water’s common stock under the purchase contracts on                     , 2010.

In addition, the remarketing agent may deduct the remarketing fee from any amount of the proceeds from the remarketing of the senior notes in excess of the remarketing treasury portfolio purchase price; if such excess is less than the remarketing fee, then we shall be liable for the remainder of that remarketing fee. The remarketing agent will then remit the remaining portion of the proceeds from the remarketing of the senior notes, if any, for the benefit of the holders.

If a remarketing attempt described above is unsuccessful on the first remarketing date of a three-day remarketing period, subsequent remarketings as described above will be attempted on each of the two following remarketing dates in that three-day remarketing period until a successful remarketing occurs. If none of the three remarketings occurring during a three-day remarketing period results in a successful remarketing because the remarketing agent cannot obtain a price for the senior notes on any such date equal to at least 100% of the remarketing treasury portfolio purchase price or a condition precedent to the remarketing has not been satisfied, the interest rate on the senior notes will not be reset, the applicable ownership interests in senior notes will continue to be a component of corporate units and subsequent remarketings may, subject to the next paragraph, be attempted during one or more subsequent three-day remarketing periods as described above.

Unless the senior notes have been successfully remarketed on or prior to the ninth business day immediately preceding                     , 2010, the senior notes that underlie corporate units whose holders have failed to notify the purchase contract agent on or prior to the seventh business day immediately preceding                     , 2010 of their intention to pay cash in order to satisfy their obligations under the related purchase contracts, will, unless a tax event redemption has occurred or will occur prior to                     , 2010, be remarketed during a three-day remarketing period beginning on and including the fifth business day, and ending on and including the third business day, immediately preceding                     , 2010. This three-day remarketing period is referred to as the “final three-day remarketing period” and we refer to the third business day immediately preceding                     , 2010 as the “final remarketing date.” In this remarketing, the remarketing agent will use its reasonable efforts to obtain a price for the senior notes equal to approximately 100% of the aggregate principal amount of the senior notes being remarketed plus the remarketing fee. A portion of the proceeds from the remarketing equal to the aggregate principal amount of the senior notes being remarketed will automatically be applied to satisfy in full the corporate unit holders’ obligations to purchase American Water’s common stock under the related purchase contracts on the purchase contract settlement date.

If a remarketing during the final three-day remarketing period is successful, the remarketing agent may deduct the remarketing fee from any amount of the proceeds in excess of the aggregate principal amount of the remarketed senior notes; if such excess is less than the remarketing fee, then we shall be liable for the remainder of the remarketing fee. The remarketing agent will then remit any remaining portion of the proceeds for the benefit of the holders. In connection with a successful remarketing, interest on the senior notes will be payable semiannually at the reset rate and the maturity date of the senior notes may be extended. The reset rate on the senior notes and the date, if any, to which the maturity date of the senior notes is extended will be determined on the date that the remarketing agent is able to successfully remarket the senior notes. The reset rate, modified interest payment dates and extension, if any, of the maturity date will become effective, if the remarketing is successful, on the reset effective date. The reset effective date will be, in the case of a successful remarketing during the period for early remarketing, the third business day immediately following the date of the successful remarketing and, in the case of a successful remarketing during the final three-day remarketing period, the purchase contract settlement date.

If a remarketing attempt described above is unsuccessful on the first remarketing date of the final three-day remarketing period, subsequent remarketings will be attempted as described above on each of the two following remarketing dates in the final three-day remarketing period until a successful remarketing occurs.

What happens if the senior notes are not successfully remarketed?

If the senior notes have not been successfully remarketed on or prior to the final remarketing date, the interest rate on the senior notes will not be reset and holders of all senior notes will have the right to put their senior notes to us on the purchase contract settlement date at a put price equal to $1,000 per senior note ($50 per applicable ownership interest) plus accrued and unpaid interest. A holder of a senior note underlying a corporate unit will be deemed to have automatically exercised this put right unless, prior to 11:00 a.m., New York City time, on the second business day immediately preceding the purchase contract settlement date, such holder provides a written notice of an intention to settle the related purchase contract with separate cash and on or prior to the business day immediately preceding the purchase contract settlement date delivers to the collateral agent the purchase price in cash. Unless a corporate unit holder has settled the related purchase contracts with separate cash on or prior to the purchase contract settlement date, such holder will be deemed to have elected to apply a portion of the proceeds of the put price equal to the principal amount of the senior notes underlying such corporate units against such holder’s obligations to American Water under the related purchase contracts, thereby satisfying such obligations in full, and American Water will deliver to such holder its common stock pursuant to the related purchase contracts.

Do I have to participate in the remarketing?

You may elect not to participate in any remarketing and to retain the senior notes underlying the applicable ownership interests in senior notes comprising part of your corporate units by (1) creating treasury units at any time prior to the business day preceding any three-day remarketing period or (2) if there has not been a successful remarketing prior to the final three-day remarketing period, notifying the purchase contract agent of your intention to pay cash to satisfy your obligation under the related purchase contracts on or prior to the seventh business day before the purchase contract settlement date and delivering the cash payment required under the purchase contracts to the collateral agent on or prior to the sixth business day before the purchase contract settlement date. Following a successful remarketing prior to the final three-day remarketing period, holders of treasury units can recreate corporate units at any time prior to the second business day immediately preceding the purchase contract settlement date, as described under “How can I recreate corporate units from treasury units?”

The interest rate, maturity date and scheduled interest payment dates of senior notes that are held by holders that do not participate in a remarketing will still be reset on the reset effective date in accordance with any reset of the interest rate, extension of the maturity date or modification of the scheduled interest payment dates of the senior notes in connection with a successful remarketing.

What is the treasury portfolio?

If there is a successful remarketing on or prior to the ninth business day preceding the purchase contract settlement date or if a tax event redemption described under “Description of the Senior Notes—Optional Redemption—Tax Event” occurs prior to the purchase contract settlement date, the senior notes will be replaced by the treasury portfolio. The treasury portfolio is a portfolio of U.S. treasury securities consisting of:

(1) for a remarketing treasury portfolio,

•	interest or principal strips of U.S. Treasury securities that mature on or prior to , 2010 in an aggregate amount equal to the principal amount of the senior notes underlying the corporate units; and

•

interest or principal strips of U.S. Treasury securities that mature on or prior to                     , 2010 in an aggregate amount equal to the aggregate interest payment that would be due on                     , 2010, on the principal amount of the senior notes that would have been components of the corporate units assuming no remarketing and no reset of the interest rate on the senior notes and assuming that interest on the senior notes accrued from the later of the reset effective date and                     , 2010 to, but excluding,                     , 2010.

(2) for a tax event treasury portfolio,

•	interest or principal strips of U.S. Treasury securities that mature on or prior to , 2010 in an aggregate amount at maturity equal to the applicable principal amount; and

•

interest or principal strips of U.S. Treasury securities that mature on or prior to the business day immediately preceding that scheduled interest payment date in an aggregate amount at maturity equal to the aggregate interest payment (assuming no reset of the interest rate) that would be due on the applicable principal amount of the senior notes on that date.

If I am holding a senior note as a separate security from the corporate units, can I still participate in a remarketing of the senior notes and do I also have a put right in the event that there is no successful remarketing on or prior to the final remarketing date?

Holders of senior notes that are not part of the corporate units may elect, in the manner described in this prospectus, to have their senior notes remarketed by the remarketing agent along with the senior notes included in the corporate units. See “Description of the Senior Notes—Optional Remarketing.” Such holders may also participate in any remarketing by recreating corporate units from their treasury units at any time on or prior to the second business day immediately prior to any of the three-day remarketing periods.

Holders of senior notes that are not part of a corporate unit may exercise their put right upon a failed final remarketing by providing written notice at least two business days prior to the purchase contract settlement date. The put price will be paid to such holder on the purchase contract settlement date.

Besides participating in a remarketing, how else can I satisfy my obligation under the purchase contracts?

Holders of corporate units or treasury units may also satisfy their obligations, or their obligations will be terminated, under the purchase contracts as follows:

•	through early settlement as described under “Can I settle the purchase contract early?” above;

•

through cash settlement prior to the final three-day remarketing period in the case of holders of corporate units, unless the treasury portfolio has replaced the senior notes underlying the corporate units, by notifying the purchase contract agent on or prior to the sixth business day prior to                     , 2008 and delivering the cash payment required under the related purchase contracts on or prior to the business day immediately prior to                     , 2010;

•

through the automatic application of the proceeds of the treasury securities in the case of the treasury units or proceeds from the treasury portfolio equal to the principal amount of the senior notes in the case of corporate units if the treasury portfolio has replaced the senior notes as a component of the corporate units;

•

through exercise of the put right as described under “What happens if the senior notes are not successfully remarketed prior to the final remarketing date?” if no successful remarketing has occurred and none of the above events has taken place; or

•	without any further action, upon the termination of the purchase contracts as a result of our bankruptcy, insolvency or reorganization.

What interest payments will I receive on the senior notes or on the applicable ownership interests in senior notes?

Interest on the senior notes will be payable initially quarterly in arrears at the annual rate of             % per annum of the principal amount of $1,000 to, but excluding, the reset effective date, which will be the third business day following the date on which a remarketing of the senior notes is successfully completed, or in the case of a remarketing during the final three-day remarketing period, the purchase contract settlement date.

Following a successful remarketing, the senior notes will bear interest from the reset effective date at the reset rate to, but excluding,                     , 2012 or, if the maturity of the senior notes is extended on the reset effective date, such extended maturity date. If interest on the senior notes is reset on a reset effective date that is not a scheduled interest payment date, holders of senior notes will receive on the reset effective date a payment of accrued and unpaid interest from the most recent interest payment date to, but excluding, such reset effective date (provided that holders of corporate units will receive that payment as described under “What payments am I entitled to as a holder of corporate units?”). On the interest payment date next following the reset effective date, holders of senior notes will receive a payment of interest accrued from and including the reset effective date, to but excluding such interest payment date. For United States federal income tax purposes, original issue discount will accrue on the senior notes. If there is not a successful remarketing of the senior notes, the interest rate will not be reset and the senior notes will continue to bear interest at the initial interest rate, payable quarterly in arrears.

What are the interest payment dates on the senior notes?

On or prior to the reset effective date, interest payments will be payable quarterly in arrears on each             ,             ,              and             , commencing             , and on the reset effective date as described above in “What interest payments will I receive on the senior notes?” if the reset effective date is not otherwise a quarterly interest payment date. If the interest rate on the senior notes is reset on a reset effective date that is not otherwise a quarterly interest payment date, the collateral agent will receive the interest payment made on senior notes underlying corporate units on that reset effective date, which will be paid to holders of corporate units on the quarterly payment date next following that reset effective date.

From the reset effective date, interest payments on all senior notes will be paid semiannually in arrears on interest payment dates to be selected by us. If no successful remarketing of the senior notes occurs, interest payments on all senior notes will remain payable quarterly in arrears on the original quarterly interest payment dates.

When will the interest rate on the senior notes be reset and what is the reset rate?

Unless a tax event redemption has occurred, the interest rate on the senior notes will be reset on the date of a successful remarketing and the reset rate will become effective three business days thereafter, or in the case of a remarketing during the final three-day remarketing period, the purchase contract settlement date. The reset rate will be the interest rate determined by the remarketing agent as the rate the senior notes should bear in order for the senior notes underlying the corporate units to have an approximate aggregate market value on the remarketing date of 100% of the treasury portfolio purchase price plus the remarketing fee, in the case of a remarketing prior to the final three-day remarketing period, or 100% of the aggregate principal amount of the senior notes being remarketed plus the remarketing fee, in the case of a remarketing during the final three-day remarketing period. The interest rate on the senior notes will not be reset if there is not a successful remarketing. Any reset rate may not exceed the maximum rate, if any, permitted by applicable law.

When is the maturity of the senior notes?

The initial maturity date of the senior notes will be                     , 2012. Upon a successful remarketing of the senior notes, the maturity of the senior notes may be extended to a date selected by us that is up to ten years from the reset effective date. Such extended maturity date, if any, will be selected on the remarketing date and will become effective on the reset effective date. If the senior notes are not successfully remarketed on or prior to                     , 2012, the maturity of the senior notes will remain                     , 2012.

When may the senior notes be redeemed?

The senior notes are redeemable at our option, in whole but not in part, upon the occurrence and continuation of a tax event at any time prior to the earlier of the date of a successful remarketing and the purchase contract settlement date, as described in this prospectus under “Description of the Senior Notes— Optional Redemption—Tax Event.” Following any such redemption of the senior notes, which we refer to as a tax event redemption, the redemption price for the senior notes that underlie the corporate units will be paid to the collateral agent who will purchase the tax event treasury portfolio and remit any remaining proceeds to the holders. Thereafter, the applicable ownership interests in the tax event treasury portfolio will replace the applicable ownership interests in senior notes as a component of the corporate units and will be pledged to us through the collateral agent. Holders of senior notes that do not underlie corporate units will receive the redemption price paid in such tax event redemption in full.

What is the ranking of the senior notes?

The senior notes will rank equally with all of AWCC’s other unsecured and unsubordinated obligations. The indenture under which the senior notes will be issued will not limit our ability to issue or incur other unsecured debt or issue preferred stock. The senior notes will have the benefit of a support agreement from American Water. American Water’s obligation under the support agreement will rank equally with all of American Water’s other unsecured and unsubordinated obligations.

The senior notes are not guaranteed by any of our subsidiaries and are the obligations only of AWCC and, by virtue of the support agreement, American Water. Accordingly, the senior notes are structurally subordinated to liabilities of our subsidiaries other than AWCC. We have no material assets or operations other than our equity interests, and AWCC has no material assets or operations other than its limited operations as a financial subsidiary for American Water and its operating subsidiaries for our businesses. We expect that payments of interest and principal that AWCC makes on the senior notes will be made only to the extent that our operating subsidiaries distribute cash and other property to us, and through us, to AWCC.

What are the principal U.S. Federal income tax consequences related to corporate units, treasury units and senior notes?

A beneficial owner of corporate units or senior notes, if separated from corporate units, should be treated as owning an interest in a debt instrument that should be subject to the Treasury regulations that govern contingent payment debt instruments. Under these rules, for all accrual periods beginning before the earlier of the reset effective date and                     , 2010, a holder will be required to include in gross income an amount in excess of the interest actually received, regardless of the holder’s usual method of tax accounting, and a holder will generally recognize ordinary income or loss, rather than capital gain or loss, on the sale, exchange or disposition of senior notes (including upon a successful remarketing) or corporate units, to the extent such income or loss is allocable to the senior notes. A beneficial owner of treasury units will generally be required to include in gross income any original issue discount with respect to the treasury securities as it accrues on a constant yield to maturity basis. If the treasury portfolio has replaced the senior notes underlying the corporate units as a result of a successful remarketing of the senior notes or a tax event redemption, a beneficial owner of corporate units generally will be required to include in gross income its allocable share of original issue discount on the treasury portfolio as it accrues on a constant yield to maturity basis. We intend to report contract adjustment payments as ordinary income to you, but you may wish to consult your tax advisor concerning possible alternative characterizations.

FOR ADDITIONAL INFORMATION, SEE “UNITED STATES FEDERAL INCOME TAX CONSEQUENCES.”

What are the rights and privileges of the common stock?

The shares of American Water’s common stock that you will be obligated to purchase under the purchase contracts have one vote per share. For more information, please see the discussion of American Water’s common stock in this prospectus under the heading “Risk Factors” and under the heading “Description of Capital Stock.”

THE OFFERING—EXPLANATORY DIAGRAMS

The following diagrams demonstrate some of the key features of the purchase contracts, applicable ownership interests in senior notes, corporate units and treasury units, and the transformation of corporate units into treasury units and senior notes. The following diagrams assume that the senior notes are successfully remarketed and the interest rate on the senior notes is reset on the third business day immediately preceding the purchase contract settlement date.

Purchase Contract

Corporate units and treasury units both include a purchase contract under which the holder agrees to purchase shares of American Water’s common stock on the purchase contract settlement date. In addition, these purchase contracts include unsecured contract adjustment payments as shown in the diagrams on the following pages.

Notes:

(1)	If the applicable market value of American Water’s common stock is less than or equal to the reference price of $ , the number of shares of American Water’s common stock to be delivered to a holder of an equity unit will be calculated by dividing the stated amount of $50 by the reference price.
(2)	If the applicable market value of American Water’s common stock is less than the threshold appreciation price of $ but greater than the reference price of $ , the number of shares of American Water’s common stock to be delivered to a holder of an equity unit will be calculated by dividing the stated amount of $50 by the applicable market value.

(3)	If the applicable market value of American Water’s common stock is greater than or equal to the threshold appreciation price, the number of shares of American Water’s common stock to be delivered to a holder of an equity unit will be calculated by dividing the stated amount of $50 by the threshold appreciation price of $ .
(4)	The reference price is $ , which is the initial public offering price of American Water’s common stock in the concurrent initial public offering.
(5)	The threshold appreciation price is $ , which is % of the reference price.
(6)	The “applicable market value” means the average of the closing price per share of American Water’s common stock on each of the 20 consecutive trading days ending on the third trading day immediately preceding the purchase contract settlement date, subject to anti-dilution adjustments.

Corporate Units

A corporate unit consists of two components as described below:

Notes:

•

The holder of a corporate unit owns the 1/20, or 5%, undivided beneficial ownership interest in, and will be entitled to a corresponding portion of each interest payment payable in respect of, a $1,000 principal amount senior note but will pledge it to us to secure the holder’s obligation under the related purchase contract.

•

The foregoing analysis assumes the senior notes are successfully remarketed during the final three-day remarketing period. If the remarketing were to be successful prior to such period, following the remarketing of the senior notes, the applicable ownership interests in the treasury portfolio will replace the applicable ownership interest in senior notes as a component of the corporate unit and the reset rate would be effective three business days following the successful remarketing.

•

If the treasury portfolio has replaced the senior notes as a result of a tax event redemption prior to , 2010, the applicable ownership interest in the treasury portfolio will also replace the applicable ownership interest in senior notes as a component of the corporate unit.

Treasury Units

A treasury unit consists of two components as described below:

•

The holder owns the 1/20 ownership interest in the treasury security that forms a part of the treasury unit but will pledge it to us through the collateral agent to secure the holder’s obligations under the related purchase contract. Unless the purchase contract is terminated as a result of our bankruptcy, insolvency or reorganization or the holder recreates a corporate unit, the treasury security will be used to satisfy the holder’s obligation under the related purchase contract.

•	Treasury units can only be created with integral multiples of 20 corporate units.

Senior Notes

Senior notes have the terms described below:

Notes:

•

Because the senior notes and the treasury securities are issued in minimum denominations of $1,000, holders of corporate units may only create treasury units in integral multiples of 20 corporate units.

•

To create 20 treasury units, a holder separates 20 corporate units into their two components—20 purchase contracts and a senior note—and then combines the purchase contracts with a treasury security that has a principal amount at maturity of $1,000 that must be purchased on the open market at the corporate unitholder’s expense and that matures on the day immediately preceding the purchase contract settlement date.

•	The senior note, which is no longer a component of corporate units and has a principal amount of $1,000, is released to the holder and is tradable as a separate security.

•	A holder owns the treasury security that forms a part of the treasury units but will pledge it to us through the collateral agent to secure its obligation under the related purchase contract.

•	The treasury security together with the 20 purchase contracts constitute 20 treasury units.

Transforming Corporate Units into Treasury Units and Senior Notes

The following illustration depicts the transformation of 20 corporate units into 20 treasury units and one $1,000 principal amount.

•

Following the successful remarketing of the senior notes prior to the final three-day remarketing period or a tax event redemption, the applicable ownership interests in the treasury portfolio, rather than the senior note, will be released to the holder upon the transformation of a corporate unit into a treasury unit and will be tradable separately.

•

The holder can also transform 20 treasury units and a $1,000 principal senior note (or, following a successful remarketing of the senior notes or a tax event redemption, the applicable ownership interest in the treasury portfolio) into 20 corporate units. Following that transformation, the treasury security, which will no longer be a component of the treasury unit, will be released to the holder and will be tradable as a separate security.

•

If the applicable ownership interest in the treasury portfolio has replaced the senior notes underlying the corporate units, the transformation of corporate units into treasury units and the transformation of treasury units into corporate units can only be made in certain minimum amounts, as more fully described in this prospectus.

SUMMARY HISTORICAL CONSOLIDATED AND UNAUDITED PRO FORMA FINANCIAL DATA

The following table presents our summary historical consolidated financial data and summary unaudited pro forma consolidated financial data, at the dates and for the periods indicated. The historical data as of December 31, 2005 and 2006 and for the years ended December 31, 2004, 2005 and 2006 have been derived from our audited historical consolidated financial statements and the notes to those statements included elsewhere in this prospectus. See footnote 1 to the table below. The historical data as of June 30, 2007 and for the six months ended June 30, 2006 and 2007 have been derived from our unaudited historical consolidated financial statements and the notes to those statements included elsewhere in this prospectus. Operating results for the six months ended June 30, 2006 and 2007 have been prepared on a basis consistent with our audited consolidated financial statements and reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the financial position and results of operations for the periods presented. The results of any interim period are not necessarily indicative of the results that may be expected for any other interim period or for the entire fiscal year.

The summary unaudited pro forma financial data have been derived from our historical financial statements and adjusted to give effect to the Transactions. The summary unaudited pro forma financial data have been prepared to give effect to the Transactions as if they had occurred on January 1, 2006, in the case of the summary unaudited pro forma statement of operations data, and on June 30, 2007, in the case of the summary unaudited pro forma balance sheet data. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. The summary unaudited pro forma financial data are for informational purposes only and do not purport to represent what our results of operations or financial position actually would have been if the Transactions had occurred at any date, and such data do not purport to project the results of operations for any future period. See “Unaudited Pro Forma Condensed Consolidated Financial Information.”

Our historical financial data are not necessarily indicative of our future performance or what our financial position and results of operations would have been if we had operated as a separate, stand-alone entity during the periods shown. Because the data in this table is only a summary and does not provide all of the data contained in our financial statements, the information should be read in conjunction with “Use of Proceeds,” “Capitalization,” “Unaudited Pro Forma Condensed Consolidated Financial Information,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes thereto appearing elsewhere in this prospectus.

	For the years ended December 31,			For the six months ended June 30,		Pro forma for the year ended December 31,	Pro forma for the six months ended June 30,

	2004	2005	2006	2006	2007	2006	2007
				(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(dollars in thousands, except for share and per share data)
Statement of operations data(1):
Operating revenues	$2,017,871	$2,136,746	$2,093,067	$1,007,691	$1,027,277	$2,093,067	$1,027,277
Operating expenses
Operation and maintenance	1,121,970	1,201,566	1,174,544	562,072	581,999	1,176,244	582,509
Depreciation and amortization	225,260	261,364	259,181	128,728	132,764	259,181	132,764
General taxes	170,165	183,324	185,065	94,756	93,819	185,065	93,819
Loss (gain) on sale of assets(2)	(8,611)	(6,517)	79	(1,795)	(6,113)	79	(6,113)
Impairment charges	78,688	385,434	221,685	—	—	221,685	—

Total operating expenses, net	1,587,472	2,025,171	1,840,554	783,761	802,469	1,842,254	802,979

Operating income (loss)	430,399	111,575	252,513	223,930	224,808	250,813	224,298

Other income (deductions)
Interest	(315,944)	(345,257)	(365,970)	(178,968)	(142,970)	(296,913)	(141,682)
Amortization of debt expense	(3,377)	(4,367)	(5,062)	(1,678)	(2,397)	(5,932)	(2,832)
Other, net(3)	14,350	13,898	9,581	4,927	7,351	9,581	7,351

Total other income (deductions)	(304,971)	(335,726)	(361,451)	(175,719)	(138,016)	(293,264)	(137,163)

Income (loss) from continuing operations before income taxes	125,428	(224,151)	(108,938)	48,211	86,792	(42,451)	87,135

Provision for income taxes	66,328	50,979	46,912	20,056	34,378	73,208	34,514

Income (loss) from continuing operations	$59,100	$(275,130)	$(155,850)	$28,155	$52,414	$(115,659)	$52,621

Income (loss) from continuing operations per basic common share(4)(5)	$59,100	$(275,130)	$(155,850)	$28,155	$52,414

Income (loss) from continuing operations per diluted common share(4)(5)	$59,100	$(275,130)	$(155,850)	$28,155	$52,414

Basic weighted average common shares	1,000	1,000	1,000	1,000	1,000

Diluted weighted average common shares	1,000	1,000	1,000	1,000	1,000

Other data(1):
Cash flows provided by (used in):
Operating activities	$458,408	$525,435	$323,748	$66,723	$136,181
Investing activities	(545,903)	(530,165)	(691,438)	(241,724)	(279,441)
Financing activities	95,254	(9,049)	332,367	133,391	164,951
Construction expenditures	(546,241)	(558,446)	(688,843)	(235,818)	(307,726)

	As of December 31,		As of June 30,	Pro forma as of June 30,
	2005	2006	2007	2007
			(unaudited)	(unaudited)
	(dollars in thousands)
Balance sheet data(1):
Cash and cash equivalents	$65,077	$29,754	$51,445	$66,012
Utility plant at original cost, net of accumulated depreciation	8,101,769	8,605,341	8,806,066	8,806,066

Goodwill	3,181,570	2,962,493	2,962,564	2,962,564

Total assets	12,542,029	12,783,059	13,071,585	13,097,388

Redeemable preferred stock at redemption value(6)	1,774,691	1,774,475	1,774,299	24,299
Other long-term debt	3,011,827	3,096,404	3,335,579	5,254,579
Other short-term and current portion of long-term debt	2,018,251	1,007,128	253,242	112,242

Total debt	6,804,769	5,878,007	5,363,120	5,391,120

Common stockholder’s equity	2,804,716	3,817,397	4,520,149	4,491,275
Preferred stock without mandatory redemption requirements(6)	4,571	4,568	4,568	4,568

(1)	Prior to the consummation of the concurrent initial public offering, Thames US Holdings will be merged with and into American Water, with American Water as the surviving entity. Both American Water and Thames US Holdings are wholly owned subsidiaries of RWE. The audited historical consolidated financial statements of American Water represent the consolidated results of the Company, formerly issued under the name Thames Water Aqua US Holdings, Inc. and Subsidiary Companies for 2005 and 2006.

(2)	Represents primarily losses (gains) on sales of publicly traded securities and dispositions of assets not needed in utility operations.

(3)	Includes allowance for other funds used during construction, allowance for borrowed funds used during construction and preferred dividends of subsidiaries.

(4)	The number of common shares used to compute net income per basic share and net income per diluted share for the fiscal years ended December 31, 2004, 2005 and 2006 and the six months ended June 30, 2006 and 2007 is 1,000 (the number of shares outstanding during such period) as no dilutive options or instruments were outstanding during these periods.

(5)	The number of common shares used to compute pro forma net income per basic share is , which gives effect to the -for- stock split to be effected prior to the concurrent initial public offering. Net income per diluted share also gives effect to all restricted stock units and stock options to be granted under our 2007 Omnibus Equity Compensation Plan to our executive officers and certain key employees upon the consummation of the concurrent initial public offering as if they were exercised or converted into common stock using the treasury method. Incremental common shares included in diluted earnings per share are .

(6)	Includes preferred stock held by RWE and other preferred stock issued by subsidiaries of the Company.

RISK FACTORS

Risks Related to Our Industry and Business

Our operations are heavily regulated. Decisions by regulators and changes in laws and regulations over which we have no control can significantly affect our business and results of operations.

Our operations are subject to extensive regulation by state PUCs and environmental, health and safety and water quality regulation by federal, state and local governments.

Economic Regulation

Our Regulated Businesses provide water and wastewater services to our customers through subsidiaries economically regulated by state PUCs. Economic regulation affects the rates we charge our customers and has a significant effect on our business and results of operations. Generally, the state PUCs authorize us to charge rates that they determine are sufficient to recover our prudently incurred operating expenses, to enable us to finance the addition of new, or the replacement of existing, water and wastewater infrastructure and to allow us the opportunity to earn what they determine to be an appropriate rate of return of and on our invested capital.

Our ability to meet our financial objectives depends upon the rates authorized by the various state PUCs. We periodically file rate increase applications with state PUCs. The ensuing administrative process may be lengthy and costly. We can provide no assurances that our rate increase requests will be granted. Even if approved, there is no guarantee that approval will be given in a timely manner or at a sufficient level to cover our expenses, the recovery of our investment and/or provide us an opportunity to earn an appropriate rate of return of and on our investment. If the authorized rates are insufficient to cover operating expenses, to allow for the recovery of our investment and to provide an appropriate return on invested capital, or if the rate increase decisions are delayed, our financial condition, results of operations, cash flow and liquidity may be adversely affected. Even if rates are sufficient, we face the risk that we will not achieve the rates of return of and on our invested capital that are permitted by the state PUC.

Environmental, Health and Safety and Water Quality Regulation

Our water and wastewater operations are subject to extensive United States federal, state and local and, in the case of our Canadian operations, Canadian laws and regulations, that govern the protection of the environment, health and safety, the quality of the water we deliver to our customers, water allocation rights, and the manner in which we collect, treat and discharge wastewater. These requirements include the United States Clean Water Act of 1972, referred to as the Clean Water Act, and the United States Safe Drinking Water Act of 1974, referred to as the Safe Drinking Water Act, and similar state and Canadian laws and regulations. We are also required to obtain various environmental permits from regulatory agencies for our operations. State PUCs also set conditions and standards for the water and wastewater services we deliver. If we deliver water or wastewater services to our customers that do not comply with regulatory standards, or otherwise violate environmental laws, regulations or permits, or other health and safety and water quality regulations, we could incur substantial fines, penalties or other sanctions or costs or damage to our reputation. In the most serious cases, regulators could force us to discontinue operations and sell our operating assets to another utility or municipality.

We incur substantial operating and capital costs on an ongoing basis to comply with environmental laws and regulations and other health and safety and water quality regulations. These laws and regulations, and their enforcement, have tended to become more stringent over time, and new or stricter requirements could increase our costs. Although we may seek to recover ongoing compliance costs in our rates, there can be no guarantee that the various state PUCs or similar regulatory bodies that govern our Regulated Businesses would approve rate increases to recover such costs or that such costs will not adversely and materially affect our financial condition, results of operations, cash flow and liquidity.

In addition, we operate a number of water and wastewater systems under O&M contracts. Pursuant to these contracts, we operate the system according to the standards set forth in the applicable contract, but it is generally the responsibility of the owner to undertake capital improvements. In some cases, we may not be able to convince the owner to make needed improvements in order to maintain compliance with applicable regulations. Although violations and fines incurred by water and wastewater systems may be the responsibility of the owner of the system under these contracts, such non-compliance events may reflect poorly on us as the operator of the system and damage our reputation, and in some cases, may result in liability to the same extent as if we were the owner.

We may also incur liabilities under environmental laws and regulations requiring us to investigate and clean up environmental contamination at our properties or at off-site locations where we have disposed of waste or caused adverse environmental impacts. The discovery of previously unknown conditions, or the imposition of cleanup obligations in the future, could result in significant costs, and could adversely affect our financial condition, results of operations, cash flow and liquidity. Such remediation losses may not be covered by our insurance policies and may make it difficult for us to secure insurance in the future at acceptable rates.

Regulatory Changes

Any governmental entity that regulates our operations may enact new legislation or adopt new regulations or policies at any time, and new judicial decisions may change the interpretation of existing legislation or regulations at any time. The individuals who serve as regulators are elected or are political appointees. Therefore, elections which result in a change of political administration or new appointments may also result in changes in the individuals who serve as regulators and the policies of the regulatory agencies that they serve. New laws, or regulations, new interpretations of existing laws or regulations, or changes in agency policy, including as a response to shifts in public opinion, or conditions imposed during the regulatory hearing process may affect our business in a number of ways, including the following:

•	making it more difficult for us to raise our rates and, as a consequence, to recover our costs or earn our expected rates of return;

•	changing the determination of the costs, or the amount of costs, that would be considered recoverable in rate cases;

•	changing water quality or delivery service standards or wastewater collection, treatment and discharge standards with which we must comply;

•	restricting our ability to terminate our services to customers who owe us money for services previously provided;

•	requiring us to provide water services at reduced rates to certain customers;

•	restricting our ability to sell assets or issue securities;

•	changing regulatory benefits that we expected to receive when we began offering services in a particular area;

•	changing or placing additional limitations on change of control requirements relating to any concentration of ownership of our common stock;

•	making it easier for governmental entities to convert our assets to public ownership via eminent domain;

•	restricting or prohibiting our extraction of water from rivers, streams, reservoirs or aquifers; and

•	revoking or altering the terms of the certificates of public convenience and necessity (or similar authorizations) issued to us by state PUCs.

Any of these changes or any other changes in laws, regulations, judicial decisions or agency policies applicable to us may have an adverse effect on our business, financial condition, results of operations, cash flow and liquidity.

Weather conditions, natural hazards, overuse of water supplies and competing uses may interfere with our sources of water, demand for water services and our ability to supply water to customers.

Our ability to meet the existing and future water demands of our customers depends on an adequate supply of water. In many states, the availability of our water supply is established through allocation rights and passing-flow requirements set by governmental entities. These requirements can change from time to time and adversely impact our water supply. Drought, overuse of sources of water, the protection of threatened species or habitats or other factors may limit the availability of ground and surface water. Governmental restrictions on water use during drought conditions may also result in decreased use of water services, even if our water supplies are sufficient to serve our customers, which may adversely affect our financial condition and results of operations. Following drought conditions, water demand may not return to pre-drought levels even after restrictions are lifted. Cool and wet weather may also reduce demand for water, thereby adversely affecting our financial condition, results of operations, cash flow and liquidity.

Earthquakes and other natural hazards may affect the condition or operability of our facilities, limiting or preventing us from delivering water or wastewater services to our customers, which may adversely affect our financial condition, results of operations, cash flow and liquidity. Furthermore, damage to our facilities might not be covered by our insurance policies and such losses may make it difficult for us to secure insurance in the future at acceptable rates.

In addition, freezing weather may contribute to water and wastewater transmission interruptions caused by pipe and main breakage, which may be costly to repair. Extreme weather events may also have a material adverse effect on our results of operations. If an extreme weather event, such as a hurricane or flood, were to damage the physical plant of one or more of our operating subsidiaries, the delivery of water to our customers could be interrupted and we could be required to make significant capital expenditures to repair the damage. Extreme weather events may also affect demand for water services. We may not be able to recover such costs through rates. Any interruption in our ability to supply water or to collect, treat and properly dispose of wastewater, or any costs associated with restoring service, could adversely affect our financial condition and results of operations. Furthermore, losses from business interruptions might not be covered by our insurance policies, and such losses may make it difficult for us to secure insurance in the future at acceptable rates.

Declining residential per customer water usage may reduce our long-term revenues, financial condition and results of operations.

Increased water conservation, including through the use of more efficient household fixtures and appliances among residential consumers, combined with declining household sizes in the United States, has contributed to a trend of declining residential per customer water usage. Our Regulated Businesses are heavily dependent upon revenue generated from rates we charge to our residential customers for the volume of water they use. The rate we charge for our water is regulated by state PUCs and we may not unilaterally adjust our rates to reflect demand. If rate increases authorized by state PUCs or growth in our residential customer base are not sufficient to offset declining revenue caused by this declining usage, our long-term revenues, financial condition and results of operations may be materially adversely affected.

Due to overlaps in regulatory oversight, parallel regulatory regimes may impose inconsistent obligations on us, and we may be subject to fines and penalties under one regulatory regime for actions that are compulsory under another regulatory regime.

We are subject to environmental, economic and other regulation at the state level and environmental and other regulation at the federal level. In many cases, state agencies adopt and enforce federal regulations. Although state regulations frequently overlap with federal regulations, state regulations in some instances may be stricter or broader in scope than applicable federal standards or inconsistent with other federal regulations. For example, in California, our extraction of water from certain surface water sources to meet the requirement by the state PUC to provide water to the population we serve can result in fines under federal environmental laws for damage caused to steelhead trout stock. The fines and penalties we may incur as a result of inconsistent regulatory regimes may adversely affect our financial condition and results of operations, cash flow and liquidity.

Risks associated with the collection, treatment and disposal of wastewater may impose significant costs.

The wastewater collection, treatment and disposal operations of our subsidiaries are subject to substantial regulation and involve significant environmental risks. If collection or sewage systems fail or do not operate properly, untreated wastewater or other contaminants could spill onto nearby properties or into nearby streams and rivers, causing damage to persons or property, injury to aquatic life and economic damages, which may not be recoverable in rates. Liabilities resulting from such damage could adversely and materially affect our business, results of operations and financial condition. Moreover, in the event that we are deemed liable for any damage caused by overflow, our losses might not be covered by insurance policies, and such losses may make it difficult for us to secure insurance in the future at acceptable rates.

Our Regulated Businesses require significant capital expenditures to maintain infrastructure and expand our rate base and may suffer if we fail to secure appropriate funding to make investments, or if we suffer delays in completing major capital expenditure projects.

The water and wastewater utility business is capital intensive. In addition to our acquisition strategy, we invest significant amounts of capital to add, replace and maintain property, plant and equipment. In 2006, we invested $688.8 million in capital improvements and we expect to invest approximately $740 to $780 million in capital improvements in 2007. We expect the level of capital expenditures necessary to maintain the integrity of our systems to increase in the future. We fund these projects from cash generated from operations, borrowings under our revolving credit facility and commercial paper programs and the issuance of long-term debt and equity securities. We can provide no assurances that we will be able to access the debt and equity capital markets or do so on favorable terms.

Upon the consummation of the concurrent initial public offering, RWE will have certain registration rights with respect to future issuances of our equity securities and, subject to the lock-up provision described in this prospectus, intends to fully divest its ownership of American Water as soon as reasonably practicable, subject to market conditions. The registration rights agreement to be entered into with RWE will impose certain restrictions on our ability to issue equity securities in amounts beyond specified thresholds without RWE’s consent. Future sales of our common stock by RWE, as well as the restrictions in the registration rights agreement, may make it more difficult or costly for us to raise additional equity in the future. Furthermore, if we are unable to raise sufficient equity, we can provide no assurances that we will be able to access the debt capital markets, or do so on favorable terms.

If we are unable to obtain sufficient capital, we may fail to maintain our existing property, plant and equipment, realize our capital investment strategies, meet our growth targets and successfully expand the rate base upon which we are able to earn future returns of and on our investment. Even if we have adequate resources to make required capital expenditures, we face the additional risk that we will not complete our major capital expenditures on time, as a result of construction delays or other obstacles. Each of these outcomes could adversely affect our financial condition and results of operations. We also face the risk that after we make substantial capital expenditures, the rate increases granted to us by state PUCs may not be sufficient to recover our prudently incurred operating expenses and to allow us the opportunity to earn an appropriate rate of return of and on our invested capital.

Our business may suffer if we receive a downgrade in our corporate or issuer ratings from the credit ratings agencies.

Moody’s Investors Service, Inc., referred to as Moody’s, and Standard & Poor’s Ratings Services, referred to as S&P, issue ratings on our ability to repay our debt obligations. The credit ratings agencies could downgrade our credit rating based on reviews of our financial performance and projections or upon the occurrence of other events that could impact our business outlook. A downgrade could cause our lenders to seek a higher rate of interest for future borrowings and thus increase our cost of capital. A downgrade could also limit our access to further equity and debt capital. The ratings agencies might not maintain ratings that allow us to obtain further capital for our business on reasonable terms, and we might not be able to recover any increases in our cost of capital through rates. The inability to recover these higher costs or regulatory lag in the recovery of such costs can affect our financial condition, results of operations, cash flow and liquidity. At June 30, 2007, S&P had its ratings of the Company and AWCC on CreditWatch with negative implication. On August 28, 2007, Moody’s announced that it had placed its ratings of AWCC on review for possible downgrade.

The failure of, or the requirement to repair, upgrade or dismantle, any of our dams may adversely affect our financial condition and results of operations.

We own a total of 99 dams. A failure of any of those dams could result in injuries and property damage downstream for which we may be liable. The failure of a dam would also adversely affect our ability to supply water in sufficient quantities to our customers and could adversely affect our financial condition and results of operations. Any losses or liabilities incurred due to a failure of one of our dams might not be covered by insurance policies or be recoverable in rates, and such losses may make it difficult for us to secure insurance in the future at acceptable rates.

We also are required from time to time to repair or upgrade the dams that we own. The cost of such repairs can be and has been material. We might not be able to recover such costs through rates. The inability to recover these higher costs or regulatory lag in the recovery of such costs can affect our financial condition, results of operations, cash flow and liquidity.

The federal and state agencies that regulate our operations may adopt rules and regulations requiring us to dismantle our dams. Federal and state agencies are currently considering rules and regulations that could require us to strengthen or dismantle one of our dams on the Carmel River in California due to safety concerns related to seismic activity. Any requirement to strengthen or dismantle this dam could result in substantial costs that may adversely affect our financial condition and results of operations. We are currently engaged in negotiations with federal and state agencies and local stakeholders on a plan to maintain our existing Carmel River dams or to share the costs of dismantling one of them with those federal and state agencies and local stakeholders. These negotiations could be delayed or abandoned.

Any failure of our network of water and wastewater pipes and water reservoirs could result in losses and damages that may affect our financial condition and reputation.

Our operating subsidiaries distribute water and wastewater through an extensive network of pipes and store water in reservoirs located across the United States. A failure of major pipes or reservoirs could result in injuries and property damage for which we may be liable. The failure of major pipes and reservoirs may also result in the need to shut down some facilities or parts of our network in order to conduct repairs. Such failures and shutdowns may limit our ability to supply water in sufficient quantities to our customers and to meet the water and wastewater delivery requirements prescribed by governmental regulators, including state PUCs with jurisdiction over our operations, and adversely affect our financial condition, results of operations, cash flow, liquidity and reputation. Any business interruption or other losses might not be covered by insurance policies or be recoverable in rates, and such losses may make it difficult for us to secure insurance in the future at acceptable rates.

Contamination of our sources of water could result in service interruptions and human exposure to hazardous substances and subject our subsidiaries to civil or criminal enforcement actions, private litigation and clean-up obligations.

Our water supplies are subject to contamination, including contamination from naturally-occurring compounds, chemicals in groundwater systems, pollution resulting from man-made sources, such as perchlorate and methyl tertiary butyl ether (MTBE), and possible terrorist attacks. In the event that our water supply is contaminated, we may have to interrupt the use of that water supply until we are able to substitute the supply of water from another water source, including, in some cases, through the purchase of water from a third-party supplier. In addition, we may incur significant costs in order to treat the contaminated source through expansion of our current treatment facilities, or development of new treatment methods. If we are unable to substitute water supply in a cost-effective manner, our financial condition, results of operations, cash flow, liquidity and our reputation may be adversely affected. We might not be able to recover costs associated with treating or decontaminating water supplies through rates, or such recovery may not occur in a timely manner. Moreover, we could be held liable for environmental damage as well as damages arising from toxic tort or other lawsuits or criminal enforcement actions or other consequences arising out of human exposure to hazardous substances in our drinking water supplies.

The necessity for increased security has resulted, and may continue to result, in increased operating costs.

Following the events of September 11, 2001, we have taken steps to increase security measures at our facilities and heighten employee awareness of threats to our water supply and infrastructure. We have also increased our security measures regarding the delivery and handling of some chemicals used in our business. We have and will continue to bear increased costs for security precautions to protect our facilities, operations and supplies. These costs may be significant. We might not be able to recover these increased costs or any other costs that may be incurred as a result of terrorist attacks or other security breaches through rates or applicable insurance policies.

Our liquidity and earnings could be adversely affected by increases in our production costs, including the cost of chemicals, electricity, fuel or other significant materials used in the water and wastewater treatment process.

We incur significant production costs in connection with the delivery of our water and wastewater services. Our production costs are driven by inputs such as chemicals used to treat water and wastewater as well as electricity and fuel, which are used to operate pumps and other equipment used in water treatment and delivery and wastewater collection, treatment and disposal. We also incur production costs for waste disposal. For 2006, production costs accounted for 14.4% of our total operating costs. These costs can and do increase unexpectedly and in substantial amounts, as occurred in California during 2001 when the cost of electricity rose substantially.

Our Regulated Businesses might not be able to recover increases in the costs of chemicals, electricity, fuel, other significant inputs or waste disposal through rates, or such recovery may not occur in a timely manner. Our Non-Regulated Businesses may not be able to recover these costs in contract prices or other terms. The inability to recover these higher costs can affect our financial condition, results of operations, cash flow and liquidity.

Our reliance on third-party suppliers poses significant risks to our business and prospects.

We contract with third parties for goods and services that are essential to our operations, such as maintenance services, pipes, chemicals, electricity, water, gasoline, diesel and other materials. We are subject to substantial risks because of our reliance on these suppliers. For example:

•	our suppliers may not provide raw materials that meet our specifications in sufficient quantities;

•	our suppliers may provide us with water that does not meet applicable quality standards or is contaminated;

•	our suppliers may face a reduction in or an interruption of supply;

•	our suppliers may face production delays due to natural disasters or strikes, lock-outs or other such actions;

•	one or more suppliers could make strategic changes in the lines of products and services they offer; and

•

some of our suppliers are small companies which are more likely to experience financial and operational difficulties than larger, well-established companies, because of their limited financial and other resources.

As a result of any of these factors, we may be required to find alternative suppliers for the raw materials and services on which we rely. Accordingly, we may experience delays in obtaining appropriate raw materials and services on a timely basis and in sufficient quantities from such alternative suppliers at a reasonable price, which could interrupt services to our customers and adversely affect our revenues, financial condition, results of operations, cash flow and liquidity.

Risks associated with potential acquisitions or investments may adversely affect us.

We will continue to seek to acquire or invest in additional regulated water or wastewater systems, including by acquiring systems in markets in the United States, where we do not currently operate our Regulated Businesses, and through tuck-ins. We will also continue to seek to enter into public/private partnerships, including O&M, military and design, build and operate, referred to as DBO, contracts and services that complement our businesses. These transactions may result in:

•	incurrence of debt and contingent liabilities;

•	failure to have or to maintain effective internal control over financial reporting;

•	fluctuations in quarterly results;

•	exposure to unknown risk and liabilities, such as environmental liabilities; and

•	other acquisition-related expenses.

We may also experience difficulty in obtaining required regulatory approvals for acquisitions, and any regulatory approvals we obtain may require us to agree to costly and restrictive conditions imposed by regulators. Future sales of our common stock by RWE, as well as the restrictions in the registration rights agreement to be entered into with RWE, may make it more difficult or costly for us to raise additional equity to fund an acquisition or to issue shares as consideration in connection with an acquisition. We may not identify all significant risks when conducting due diligence for the transaction, and we could be exposed to potential liabilities for which we will not be indemnified. There may be difficulties integrating new businesses, including bringing newly acquired businesses up to the necessary level of regulatory compliance. The demands of identifying and transitioning newly acquired businesses or pursuing investment opportunities may also divert management’s attention from other business concerns and otherwise disrupt our business. Any of these risks may adversely affect our financial condition, results of operations and cash flows.

We have recorded a significant amount of goodwill, and we may never realize the full value of our intangible assets.

Our total assets include substantial goodwill. At June 30, 2007, our goodwill totaled $2,962.6 million. The goodwill is associated primarily with the acquisition by an affiliate of RWE of American Water in 2003 and E’Town Corporation in 2001, representing the excess of the purchase price the purchaser paid over the fair value of the net tangible and intangible assets acquired. Goodwill is recorded at fair value on the date of an acquisition and, in accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” or SFAS No. 142, is reviewed annually or more frequently if changes in circumstances indicate the carrying value may not be recoverable. Annual impairment reviews are performed in the fourth quarter. We have been required to reflect, as required by SFAS No. 142 and other applicable accounting rules, a non-cash charge to operating results for goodwill impairment in the amounts of $192.9 million in 2004, $396.3 million in 2005 and $227.8 million in 2006. These amounts include impairments relating to discontinued operations.

There are a number of significant assumptions reflected in our valuation analyses. These include market interest rates used for discounting future cash flows, market value assumptions using market valuation multiples of comparable water utilities and revenue and operating income growth assumptions in our business plan. We base these assumptions on our best estimates of the Company’s future performance and available market information at the time. It is reasonably possible that we will be required to recognize additional impairments in the future, depending on, among other factors, a decline over a period of time in the valuation multiples of comparable water utilities, a decline in the market value of our common stock and its value relative to our book equity at the consummation of the concurrent initial public offering or a decline over a period of time of our stock price following the consummation of the concurrent initial public offering. A decline in our forecasted results in our business plan, such as changes in rate case results or capital investment budgets or changes in our interest rates may also result in an incremental impairment charge. Further recognition of impairments of a significant portion of goodwill would negatively affect our results of operations and total capitalization, the effect of which could be material and could make it more difficult for us to secure financing on attractive terms and maintain compliance with our debt covenants.

Our Regulated Businesses compete with other regulated utilities, as well as strategic and financial buyers, for acquisition opportunities, which may hinder our ability to grow our business.

We compete with other regulated utilities, as well as strategic and financial buyers, for acquisition opportunities, including tuck-ins. Our competitors may impede our growth by purchasing water utilities near our existing operations, thereby preventing us from acquiring them. Competing utilities and strategic and financial buyers have challenged, and may in the future challenge, our applications for new service territories. Our growth could be hindered if we are not able to compete effectively for new territories with other companies or strategic and financial buyers that have lower costs of operations or that can submit more attractive bids.

The assets of our Regulated Businesses are subject to condemnation through eminent domain.

Municipalities and other government subdivisions have historically been involved in the provision of water and wastewater services in the United States, and organized movements may arise from time to time in one or more of the service areas in which our Regulated Businesses operate to convert our assets to public ownership and operation through the governmental power of eminent domain. Should a municipality or other government subdivision seek to acquire our assets through eminent domain, we may resist the acquisition. Contesting an exercise of condemnation through eminent domain may result in costly legal proceedings and may divert the attention of the affected Regulated Business’s management from the operation of its business.

The last sale of one of our water and wastewater systems under threat of condemnation occurred in 2003 in California. On March 1, 2007, our subsidiary, California American Water Company, was served by the San Lorenzo Valley Water District with court papers seeking to condemn our water and wastewater system in Felton, California, which serves approximately 1,300 customers. While we are contesting the condemnation, we might not prevail. If a municipality or other government subdivision succeeds in acquiring the assets of one or more of our Regulated Businesses through eminent domain, there is a risk that we will not receive adequate compensation for the business, that we will not be able to keep the compensation, or that we will not be able to divest the business without incurring significant one-time charges.

In order to consummate the proposed RWE Divestiture, we and RWE were required to obtain approvals from thirteen state PUCs. There can be no guarantee that we will obtain the remaining final Pennsylvania approval in a timely manner or that some state PUC approvals already granted to us will not be appealed, withdrawn, modified or stayed. In addition, to obtain the approvals we were required to accept certain conditions and restrictions that could increase our costs and adversely affect our business.

To consummate the proposed RWE Divestiture, we and RWE obtained regulatory approvals from state PUCs in 13 states. While the RWE Divestiture was approved in writing on August 23, 2007 by the Pennsylvania state PUC, a final and non-appealable order, referred to as the PA Final Order, has yet to be issued. Therefore, we may not be able to obtain all necessary final state PUC approvals in a timely fashion. In addition, the appeal period to challenge our state PUC approvals remains open in California, Illinois, New York, New Jersey and Pennsylvania. Thus, there can be no guarantee that our state PUC approvals in those states will not be appealed. Moreover, some of our existing state PUC approvals may be withdrawn or altered in the future by the state PUCs since they retain authority to withdraw or modify their prior decisions. There also can be no guarantee that, in conjunction with an appeal or otherwise, a stay or other form of injunctive relief will not be granted by a state PUC or reviewing court.

Some of the regulatory approvals contain conditions and restrictions that could increase our costs and adversely affect our business, including reporting obligations; obligations to maintain appropriate credit worthiness; restrictions on changes of control; prohibitions on the pass-through of our initial Sarbanes-Oxley Act compliance costs; prohibitions on the pass-through of costs of the Transactions; service and staffing level requirements; and the maintenance of collective bargaining agreements and retirement and other post employment benefit programs.

In addition, one of the regulatory approvals that we and RWE obtained expires 24 months from the date of effectiveness of the registration statement for the concurrent initial public offering and another such approval expires 36 months from that date. If RWE does not fully divest its ownership of American Water within 24 or 36 months of the effectiveness of the registration statement for the concurrent initial public offering, then we and RWE may be required to seek an extension of such approvals, as applicable, which process may result in delays, costs and the imposition of additional conditions on us or on RWE.

Our Non-Regulated Businesses, through American Water (excluding its regulated subsidiaries), provide performance guarantees and other forms of financial security to our public-sector clients that could be claimed by our clients or potential clients if we do not meet certain obligations.

Under the terms of some of our indebtedness and some of our agreements with the municipalities and other governmental entities, which we serve pursuant to O&M contracts, American Water (excluding its regulated subsidiaries) provides guarantees of the performance of our Non-Regulated Businesses, including financial guarantees or deposits to ensure performance of certain obligations. At June 30, 2007, we had guarantees and deposits totaling approximately $511.0 million, and this amount is likely to increase if our Non-Regulated Businesses grow. The presence of these contingent liabilities on our balance sheet may adversely affect our financial condition and make it more difficult for us to secure financing on attractive terms. In addition, if the obligor on the guaranteed instrument fails to perform certain obligations to the satisfaction of the party that holds the guarantee, that party may seek to enforce the guarantee against us or proceed against the deposit. In that event, our financial condition, results of operations, cash flow and liquidity could be adversely affected.

Our Non-Regulated Businesses are party to long-term contracts to operate and maintain water and wastewater systems under which we may incur costs in excess of payments received.

Some of our Non-Regulated Businesses enter into long-term contracts pursuant to which they agree to operate and maintain a municipality’s or other party’s water or wastewater treatment and delivery facilities in exchange for an annual fee. Our Non-Regulated Businesses are generally subject to the risk that costs associated with operating and maintaining the facilities may exceed the fees received from the municipality or other contracting party. In addition, directly or through our non-regulated subsidiaries, we often guarantee our Non-Regulated Businesses’ obligations under those contracts. Losses under these contracts or guarantees may adversely affect our financial condition, results of operations, cash flow and liquidity.

Our Non-Regulated Businesses expose us to product liability, warranty and other claims.

Our Non-Regulated Businesses design, build, operate and maintain water and wastewater systems at which accidents or system failures can cause personal injury and property damage. Any such failures could result in product liability, warranty and other claims against us.

We rely on our IT systems to assist with the management of our business and customer and supplier relationships, and a disruption of these systems could adversely affect our business.

Our IT systems are an integral part of our business, and a serious disruption of our IT systems could significantly limit our ability to manage and operate our business efficiently, which in turn could cause our business and competitive position to suffer and cause our results of operations to be reduced. We depend on our IT systems to bill customers, process orders, provide customer service, manage construction projects, manage our financial records, track assets, remotely monitor certain of our plants and facilities and manage human resources, inventory and accounts receivable collections. Our IT systems also allow us to purchase products from our suppliers and bill customers on a timely basis, maintain cost-effective operations and provide service to our customers. Our IT systems are vulnerable to damage or interruption from:

•	power loss, computer systems failures and internet, telecommunications or data network failures;

•	operator negligence or improper operation by, or supervision of, employees;

•	physical and electronic loss of customer data or security breaches, misappropriation and similar events;

•	computer viruses;

•	intentional acts of vandalism and similar events; and

•	hurricanes, fires, floods, earthquakes and other natural disasters.

Such damages or interruptions may result in physical and electronic loss of customer or financial data, security breaches, misappropriation and similar events.

In addition, we may not be successful in developing or acquiring technology that is competitive and responsive to the needs of our business and we might lack sufficient resources to make the necessary investments in technology to allow us to continue to operate at our current level of efficiency.

Our indebtedness could affect our business adversely and limit our ability to plan for or respond to changes in our business, and we may be unable to generate sufficient cash flow to satisfy our liquidity needs.

As of June 30, 2007, after giving effect to the Transactions, our pro forma indebtedness was $5,391.1 million, and our working capital, defined as current assets less current liabilities, was in a deficit position. Our indebtedness could have important consequences, including:

•	limiting our ability to obtain additional financing to fund future working capital or capital expenditures;

•	exposing us to interest rate risk with respect to the portion of our indebtedness that bears interest at a variable rate;

•	limiting our ability to pay dividends on our common stock or make payments in connection with our other obligations;

•

likely requiring that a portion of our cash flow from operations be dedicated to the payment of the principal of and interest on our debt, thereby reducing funds available for future operations, acquisitions, dividends on our common stock or capital expenditures;

•	increasing our vulnerability to economic and industry downturns and conditions;

•	limiting our ability to take advantage of significant business opportunities, such as acquisition opportunities, and to react to changes in market or industry conditions; and

•	placing us at a competitive disadvantage compared to those of our competitors that have less debt.

The terms of our credit facilities permit additional borrowings, subject to certain conditions. In order to meet our capital expenditure needs, we may be required to make such additional borrowings under our credit facilities or be required to issue new debt securities in the capital markets. We can provide no assurances that we will be able to access the debt capital markets or do so on favorable terms. If new debt is added to our current debt levels, the related risks we now face could intensify limiting our ability to refinance existing debt on favorable terms.

We will depend primarily on operations to fund our expenses and to pay the principal and interest on our outstanding debt. Our ability to meet our expenses thus depends on our future performance, which will be affected by financial, business, economic, competitive, legislative, regulatory and other factors. We are not able to control many of these factors, such as economic conditions in the markets where we operate and pressure from competitors. The money we earn may not be sufficient to allow us to pay principal and interest on our outstanding debt obligations. If we do not have enough money, we may be required to refinance all or part of our existing debt, sell assets, borrow additional funds or sell additional equity. We may not be able to take such actions on terms that are acceptable to us, if at all. In addition, the terms of our existing or future debt agreements, including our credit facilities, may restrict us from adopting any of these alternatives. If our business does not generate sufficient cash flow from operations or if we are unable to incur indebtedness sufficient to enable us to fund our liquidity needs, we may be unable to plan for or respond to changes in our business that would prevent us from maintaining or increasing our business and cause our operating results and prospects to be affected adversely.

Our failure to comply with restrictive covenants under our credit facilities could trigger prepayment obligations.

Our failure to comply with the restrictive covenants under our credit facilities could result in an event of default, which, if not cured or waived, could result in us being required to repay or refinance (on less favorable terms) these borrowings before their due date. If we are forced to repay or refinance (on less favorable terms) these borrowings, our results of operations and financial condition could be adversely affected by increased costs and rates. In 2007, we were not in compliance with reporting covenants contained in some of the debt agreements of our subsidiaries. Such defaults under the reporting covenants were caused by our delay in producing our quarterly and audited annual consolidated financial statements. We have obtained all necessary waivers under the agreements, and we expect that prior to the effectiveness of the registration statement we will deliver the required financial statements and no longer be in default under any debt agreements. We can provide no assurance that we will comply in the future with all our reporting covenants and will not face an event of default under our debt agreements, or that such default will be cured or waived.

Our inability to adequately replace members of our local and corporate management team could adversely affect our results of operations.

Our operations are dependent on the continued efforts of our officers and employees. The loss of key officers who have acquired significant experience in operating an integrated water company on a national level may cause a significant disruption to our business. In addition, the operations of the individual utilities we own are dependent on the performance and productivity of the local managers in charge of those utilities and on other skilled employees. The success of the water utilities we own is significantly affected by local relationships (including relationships with local regulatory bodies) and the quality of services the utilities offer. Our inability to adequately replace key local managers and other skilled employees may jeopardize those relationships and the quality of services offered by those utilities. In addition, management and other skilled employees are in high demand. We cannot assure you that we will be able to identify, attract and retain sufficient managers and other skilled employees to continue to operate our businesses at their current levels of performance in the future.

Work stoppages and other labor relations matters could adversely affect our results of operations.

Currently, approximately 3,400 employees, or approximately 50% of our total workforce, are unionized and represented by 14 different unions. Approximately one-third of our 75 union collective bargaining agreements expire annually, with 23 agreements covering 783 employees scheduled to expire before the end of 2007. We might not be able to renegotiate labor contracts on terms that are favorable to us and negotiations or dispute resolutions undertaken in connection with our labor contracts could be delayed or become subject to the risk of labor actions or work stoppages. Labor actions, work stoppages or the threat of work stoppages and our failure to obtain favorable labor contract terms during renegotiations may all adversely affect our financial condition, results of operations, cash flow and liquidity.

We currently have material weaknesses in internal control over financial reporting. If we fail to remedy our material weaknesses or otherwise maintain effective internal control over financial reporting, we may not be able to report our financial results accurately or on a timely basis. Any inability to report and file our financial results in an accurate and timely manner could harm our business and adversely impact the trading price of our common stock.

After the consummation of the concurrent initial public offering, we will become a public company. As a public company, we will be required to comply with the Sarbanes-Oxley Act and other rules and regulations that govern public companies. In particular, we will be required to certify our compliance with Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2008, which will require us to perform system and process evaluation and testing of our internal control over financial reporting to allow management and our registered public accounting firm to report on the effectiveness of our internal control over financial reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. However, since 2003, we have been a wholly owned subsidiary of RWE, a stock corporation incorporated in the Federal Republic of Germany, and were not required to maintain a system of internal control consistent with the requirements of the SEC and the Sarbanes-Oxley Act, nor to prepare our own financial statements. As a public reporting company, we will be required, among other things, to maintain a system of effective internal control over financial reporting suitable to prepare our publicly reported financial statements in a timely and accurate manner, and also to evaluate and report on such system of internal control.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In connection with the preparation of our consolidated financial statements as of December 31, 2006, we and our independent registered public accountants have identified the following material weaknesses in our internal control over financial reporting:

•	Inadequate internal staffing and skills;

•	Inadequate controls over financial reporting processes;

•	Inadequate controls over month-end closing processes, including account reconciliations;

•	Inadequate controls over maintenance of contracts and agreements;

•	Inadequate controls over segregation of duties and restriction of access to key accounting applications; and

•	Inadequate controls over tax accounting and accruals.

We have allocated, and will continue to allocate, significant additional resources, including hiring of additional staff, to remediate the deficiencies in our internal control listed above. However, elements of our remediation plan can only be accomplished over time, and we can provide no assurances that our initiatives will result in an effective internal control environment.

Each of these weaknesses could result in a material misstatement of our annual or interim consolidated financial statements. Moreover, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses, any of which may subject us to additional regulatory scrutiny, and cause future delays in filing our financial statements and periodic reports with the SEC. Any such delays in the filing of our financial statements and periodic reports may result in a loss of public confidence in the reliability of our financial statements and sanctions imposed on us by the SEC. We believe that such misstatements or delays could negatively impact our liquidity, access to capital markets, financial condition and the market value of our common stock or cause a downgrade in the credit ratings of American Water or AWCC. These material weaknesses contributed to our inability to comply with reporting covenants in our debt agreements and those of our subsidiaries, and could hinder our ability to comply with such covenants in the future if we are not successful in remediating such weaknesses.

Risks Related to the Equity Units

You will bear the entire risk of a decline in the price of American Water’s common stock.

Although as a holder of corporate units or treasury units you will be the beneficial owner of the related applicable ownership interests in senior notes, treasury securities or the applicable ownership interests in the treasury portfolio, as the case may be, you do have an obligation to buy shares of American Water’s common stock pursuant to the purchase contract that is a part of the corporate units and treasury units. On the purchase contract settlement date, unless you pay cash to satisfy your obligation under the purchase contracts or the purchase contracts are terminated due to our bankruptcy, insolvency or reorganization, (i) in the case of corporate units, either (x) the principal of the appropriate applicable ownership interests in the treasury portfolio when paid at maturity or (y) either the proceeds attributable to the applicable ownership interest in senior notes derived from the successful remarketing of the senior notes or, if no successful remarketing has occurred, the put price paid upon the automatic put of the senior notes to us, or (ii) in the case of treasury units, the principal of the related treasury securities when paid at maturity, will automatically be used to purchase a specified number of shares of American Water’s common stock on your behalf.

The number of shares of American Water’s common stock that you will receive upon the settlement of a purchase contract is not fixed but instead will depend on the average of the closing price per share of American Water’s common stock on the 20 consecutive trading days ending on the third trading day immediately preceding the purchase contract settlement date, which we refer to as the applicable market value. There can be no assurance that the market value of common stock received by you on the purchase contract settlement date will be equal to or greater than the price per share paid by you for American Water’s common stock. If the applicable market value of the common stock is less than $            , the market value of the common stock issued to you pursuant to each purchase contract on the purchase contract settlement date (assuming that the market value is the same as the applicable market value of the common stock) will be less than the effective price per share paid by you for the common stock on the date of issuance of the equity units. Accordingly, you assume the entire risk that the market value of the common stock may decline and that the decline could be substantial.

The opportunity for equity appreciation provided by an investment in the equity units is less than that provided by a direct investment in American Water’s common stock.

Your opportunity for equity appreciation afforded by investing in the equity units is less than your opportunity for equity appreciation if you directly invested in American Water’s common stock. This opportunity is less because the market value of the common stock to be received by you pursuant to the purchase contract on the purchase contract settlement date (assuming that the market value is the same as the applicable market value of the common stock) will only exceed the price per share paid by you for American Water’s common stock on the purchase contract settlement date if the applicable market value of the common stock exceeds the threshold appreciation price (which represents an appreciation of             % over the reference price). If the applicable market value of American Water’s common stock exceeds the reference price but falls below the threshold appreciation price, you realize no equity appreciation of the common stock for the period during which you own the purchase contract. Furthermore, if the applicable market value of American Water’s common stock equals or exceeds the threshold appreciation price, you would receive on the purchase contract settlement date only approximately             % of the value of the shares of common stock you could have purchased with $50 at the initial public offering price of American Water’s common stock in the concurrent initial public offering.

The trading prices for the corporate units and treasury units will be directly affected by the trading prices of American Water’s common stock.

The trading prices of corporate units and treasury units in the secondary market will be directly affected by the trading prices of American Water’s common stock, the general level of interest rates and our credit quality. It is impossible to predict whether the price of the common stock or interest rates will rise or fall. Trading prices of the common stock will be influenced by our operating results and prospects and by economic, financial and other factors. In addition, general market conditions, including the level of, and fluctuations in the trading prices of stocks generally, and sales of substantial amounts of common stock by us in the market after the offering of the equity units, or the perception that such sales could occur, could affect the price of American Water’s common stock. Fluctuations in interest rates may give rise to arbitrage opportunities based upon changes in the relative value of the common stock underlying the purchase contracts and of the other components of the equity units. Any such arbitrage could, in turn, affect the trading prices of the corporate units, treasury units, senior notes and American Water’s common stock.

If you hold corporate units or treasury units, you will not be entitled to any rights with respect to American Water’s common stock, but you will be subject to all changes made with respect to the common stock.

If you hold corporate units or treasury units, you will not be entitled to any rights with respect to American Water’s common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on the common stock), but you will be subject to all changes affecting the common stock. You will only be entitled to rights on the common stock if and when we deliver shares of common stock in exchange for corporate units or treasury units on the purchase contract settlement date, or as a result of early settlement, as the case may be, and the applicable record date, if any, for the exercise of rights occurs after that date. For example, if an amendment is proposed to American Water’s articles of incorporation or by-laws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to delivery of the common stock, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of American Water’s common stock.

You may suffer dilution of the shares of common stock issuable upon settlement of the purchase contracts.

The number of shares of common stock that you are entitled to receive on the purchase contract settlement date or as a result of early settlement of a purchase contract is subject to adjustment for certain events arising from stock splits and combinations, cash or stock dividends and certain other actions by us that modify our capital structure. We will not adjust the number of shares of common stock that you are to receive on the purchase contract settlement date or as a result of early settlement of a purchase contract for other events, including offerings of common stock for cash by us or in connection with acquisitions. The purchase contract agreement does not restrict us from issuing additional common stock during the term of the purchase contracts, and we have no obligation to consider your interests for any reason. If American Water issues additional shares of common stock, it may materially and adversely affect the price of its common stock and, because of the relationship of the number of shares to be received on the purchase contract settlement date to the price of the common stock, such other events may adversely affect the trading price of the corporate units or treasury units. See “—Future sales of American Water’s shares, or the perception by the market that future sales of American Water’s shares may occur, could depress the market price of American Water’s common stock.”

You may have to pay taxes with respect to distributions on the common stock that you do not receive.

The number of shares of common stock that you are entitled to receive on the purchase contract settlement date or as a result of early settlement of a purchase contract is subject to adjustment for certain events arising from stock splits and combinations, stock dividends, cash dividends and certain other actions by us that modify our capital structure. See “Description of the Purchase Contracts—Anti-Dilution Adjustments.” If the settlement rate is adjusted as a result of a distribution that is taxable to American Water’s common stockholders, such as a cash dividend, you would be required to include an amount in income for federal income tax purposes, notwithstanding the fact that you do not actually receive such distribution. Non-U.S. holders of the equity units may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal withholding tax requirements. See “United States Federal Income Tax Consequences—U.S. Holders—Purchase Contracts—Adjustment to Settlement Rate” and “—Non-U.S. Holders—Dividends.”

The secondary market for the corporate units, treasury units or senior notes may be illiquid.

It is not possible to predict how corporate units, treasury units or senior notes will trade in the secondary market or whether the market will be liquid or illiquid. There is currently no secondary market for either the corporate units, treasury units or senior notes. We intend to apply to have the corporate units listed on the New York Stock Exchange under the symbol “            ”. If the treasury units or the senior notes are separately traded to a sufficient extent that applicable exchange listing requirements are met, we will try to list the treasury units or the senior notes on the same exchange as the corporate units. There can be no assurance as to the liquidity of any market that may develop for the corporate units, the treasury units or the senior notes, your ability to sell these securities or whether a trading market, if it develops, will continue. In addition, in the event a sufficient number of holders of corporate units were to convert their treasury units to corporate units or their corporate units to treasury units, as the case may be, the liquidity of corporate units or treasury units could be adversely affected. There can be no assurance that the corporate units will not be delisted from the New York Stock Exchange or that trading in the corporate units will not be suspended as a result of your election to create treasury units by substituting collateral, which could cause the number of corporate units to fall below the requirement for listing securities on the New York Stock Exchange.

The delivery of make-whole shares upon a cash merger early settlement may not adequately compensate you.

If a cash merger occurs and you exercise your merger early settlement right, you will have the right to accelerate and settle the purchase contract early at the settlement rate in effect immediately prior to the closing of the cash merger, plus an additional make-whole amount of shares (which amount we refer to as the make-whole shares) unless the price paid per share of our common stock in the cash merger is less than or equal to $             or more than $             (in each case, subject to adjustment). A description of how the make-whole shares will be determined is set forth under “Description of the Purchase Contracts—Early Settlement Upon Cash Merger—Calculation of Make-Whole Shares.” Although the make-whole shares are designed to compensate you for the lost value of your equity units as a result of certain types of mergers, this feature may not adequately compensate you for such loss.

We may defer contract adjustment payments.

We may, at our option and upon prior written notice to the holders of the equity units and the purchase contract agent, defer the payment of contract adjustment payments on the related purchase contracts forming a part of the equity units until no later than the purchase contract settlement date. However, deferred contract adjustment payments will accrue additional contract adjustment payments at the rate of         % per year (compounded quarterly) until paid. If the purchase contracts are terminated due to our bankruptcy, insolvency or reorganization or are settled early, the right to receive contract adjustment payments and deferred contract adjustment payments, if any, will also terminate and, except in the case of a merger early settlement, you will not receive any accrued and unpaid contract adjustment payments.

The senior notes are structurally subordinated to all the obligations of our subsidiaries other than AWCC. AWCC’s ability to service its debt is dependent on the performance of our other subsidiaries.

The senior notes are issued by AWCC, our finance subsidiary. American Water has signed a support agreement with AWCC. The senior notes are not guaranteed by any of our subsidiaries and are the obligations only of AWCC and American Water, by virtue of the support agreement. Accordingly, the senior notes are structurally subordinated to the liabilities, including trade payables, lease commitments and moneys borrowed, of American Water’s subsidiaries other than AWCC. American Water has no material assets or operations other than its equity interests in its subsidiaries, and AWCC has no material assets or operations except for its limited operations as a finance vehicle for our businesses. We expect that payments of interest and principal that AWCC makes on the senior notes (or that American Water makes pursuant to the support agreement) will be made only to the extent that our operating subsidiaries can distribute cash or other property to American Water and, through American Water, to AWCC.

Although the terms of the senior notes restrict our ability and the ability of our subsidiaries to incur certain liens and to enter into certain sale and leaseback transactions, the incurrence of other indebtedness or other liabilities by any of our subsidiaries is not prohibited in connection with the senior notes and could adversely affect our ability to pay our obligations on the senior notes. As of June 30, 2007, the indebtedness of our subsidiaries other than AWCC, excluding intercompany liabilities and obligations of a type not required to be reflected on a balance sheet in accordance with generally accepted accounting principles, that would effectively have been senior to the senior notes, was approximately $1,982.8 million. We anticipate that from time to time our subsidiaries will incur additional debt and other liabilities. Any debt incurred by our subsidiaries other than AWCC will be structurally senior to the senior notes.

We have not agreed to any financial covenants in connection with the senior notes. Consequently, we are not required in connection with the senior notes to meet any financial tests, such as those that measure our working capital, interest coverage, fixed charge or net worth, in order to maintain compliance with the terms of the senior notes.

Our ability to service our obligations under the senior notes depends on our ability to receive cash distributions from our operating subsidiaries. There can be no assurance that we will continue to receive such distributions or, if they are received, that they will be in amounts similar to past distributions.

AWCC, the issuer of the senior notes, is our finance subsidiary and has no substantial assets. American Water has entered into a support agreement with AWCC pursuant to which it has unconditionally guaranteed all payment obligations on all debt incurred by AWCC. Because substantially all of our operations are conducted through our subsidiaries other than AWCC, AWCC will not be able to make interest and principal payments on the senior notes (and American Water will not be able to fulfill its obligations under the support agreement) unless American Water receives sufficient cash distributions from its operating subsidiaries and contributes such distributions to AWCC. The distributions received from our operating subsidiaries might not permit AWCC or American Water to make required payments of interest and principal under the senior notes or pursuant to the support agreement, as applicable, on a timely basis, or at all.

Your rights to the pledged securities will be subject to our security interest.

Although you will be the beneficial owner of the applicable ownership interests in senior notes, treasury securities or applicable ownership interests in the treasury portfolio, as applicable, those securities will be pledged to us through the collateral agent to secure your obligations under the related purchase contracts. Thus, your rights to the pledged securities will be subject to our security interest. Additionally, notwithstanding the automatic termination of the purchase contracts, in the event that we become the subject of a case under the U.S. Bankruptcy Code, the delivery of the pledged securities to you may be delayed by the imposition of the automatic stay under Section 362 of the Bankruptcy Code and claims arising out of the senior notes, like all other claims in bankruptcy proceedings, will be subject to the equitable jurisdiction and powers of the bankruptcy court.

AWCC may redeem the senior notes upon the occurrence of a tax event.

AWCC has the option to redeem the senior notes, on not less than 30 days nor more than 60 days prior written notice, in whole but not in part at any time before the earlier of the date of a successful remarketing of the senior notes underlying the corporate units or the purchase contract settlement date, if a tax event occurs and continues under the circumstances described in this prospectus, which we call a tax event redemption. If AWCC exercises this option to redeem the senior notes, AWCC will pay the redemption price, as described herein, in cash to the holders of the senior notes. The redemption price payable to you as a holder of corporate units will be distributed to the collateral agent, who in turn will apply a portion of the redemption price to purchase the treasury portfolio on your behalf, and will remit the remainder of the redemption price, if any, to you, and the treasury portfolio will be substituted for the senior notes as collateral to secure your obligations under the purchase contracts related to the corporate units. If your senior notes do not underlie corporate units, you will receive the redemption payment directly. There can be no assurance as to the effect on the market price for the corporate units if we substitute the treasury portfolio as collateral in place of any senior notes so redeemed. A tax event redemption will be a taxable event to the holders of the senior notes. See “United States Federal Income Tax Consequences—Senior Notes—Sale, Exchange or Other Disposition of Senior Notes.”

The United States federal income tax consequences of the purchase, ownership and disposition of the equity units are unclear.

Although the Internal Revenue Service (the “IRS”) has issued a Revenue Ruling addressing the treatment of units similar to the equity units, no statutory, judicial or administrative authority directly addresses all aspects of the treatment of the equity units or instruments similar to the equity units for United States federal income tax purposes, and no assurance can be given that the conclusions in the Revenue Ruling would apply to the equity units. As a result, the United States federal income tax consequences of the purchase, ownership and disposition of equity units are not entirely clear. In addition, any gain on a disposition of a senior note or a corporate unit to the extent such gain is allocable to the applicable ownership interest in senior notes prior to the date six months after the interest rate on the senior notes is reset will generally be treated as ordinary interest income; thus, the ability to offset such interest income with a loss, if any, on a purchase contract may be limited. For additional tax-related risks, see “United States Federal Income Tax Consequences” in this prospectus.

The purchase contract and pledge agreement will not be qualified under the Trust Indenture Act and the obligations of the purchase contract agent are limited.

The purchase contract and pledge agreement between American Water and the purchase contract agent will not be qualified as an indenture under the Trust Indenture Act of 1939, and the purchase contract agent will not be required to qualify as a trustee under the Trust Indenture Act. Thus, you will not have the benefit of the protection of the Trust Indenture Act with respect to the purchase contract and pledge agreement or the purchase contract agent. The senior notes constituting a part of the corporate units will be issued pursuant to an indenture, which will be qualified under the Trust Indenture Act. Accordingly, if you hold corporate units, you will have the benefit of the protections of the Trust Indenture Act only to the extent applicable to the applicable ownership interests in senior notes included in the corporate units. The protections generally afforded the holder of a security issued under an indenture that has been qualified under the Trust Indenture Act include:

•	disqualification of the indenture trustee for “conflicting interests,” as defined under the Trust Indenture Act;

•

provisions preventing a trustee that is also a creditor of the issuer from improving its own credit position at the expense of the security holders immediately prior to or after a default under such indenture; and

•	the requirement that the indenture trustee deliver reports at least annually with respect to certain matters concerning the indenture trustee and the securities.

You will be required to accrue original issue discount on the senior notes for United States federal income tax purposes.

Because of the manner in which the interest rate on the senior notes is reset, the senior notes should be classified as contingent payment debt instruments subject to the “noncontingent bond method” for accruing original issue discount for United States federal income tax purposes. Assuming that the senior notes are so treated, you will be required to accrue original issue discount on the senior notes or the applicable ownership interests in senior notes that are a component of the corporate units in your gross income on a constant yield-to-maturity basis, regardless of your usual method of tax accounting. For all accrual periods beginning before the earlier of the reset effective date and                     , 2010, the original issue discount that accrues on the senior notes will exceed the stated interest payments on the senior notes. For additional tax-related risks relating to the senior notes, see “United States Federal Income Tax Consequences—U.S. Holders—Senior Notes” in this prospectus.

Risks Related to American Water’s Common Stock

There has been no prior public trading market for shares of American Water’s common stock since our acquisition by RWE, and an active trading market may not develop following the completion of the concurrent initial public offering.

Since our acquisition of RWE in 2003, there has been no public market for American Water’s shares. It is likely that the initial public offering price for American Water’s shares will differ from the market price for the shares after the concurrent initial public offering. We cannot assure you that an active trading market for American Water’s shares will develop. A significant portion of American Water’s shares may not trade following the concurrent initial public offering because RWE will own approximately     % of the shares after the offering (or approximately     % of the shares if the underwriters’ option to purchase additional shares in such offering is exercised in full). If no trading market develops, securities analysts may not initiate or maintain research coverage of American Water, which could further depress the market for the shares. The price of American Water’s shares could decline if one or more equity analysts downgrade its common stock or if those analysts issue other unfavorable commentary or cease publishing reports about American Water or its business. Furthermore, our operating results and prospects from time to time may be below the expectations of market analysts and investors. As a result, investors may not be able to sell their shares at or above the initial public offering price or at the time that they would like to sell.

The market price for American Water’s common stock may be volatile, which could cause the value of your investment to decline.

There has historically been significant volatility in the market price and trading volume of equity securities. This volatility is often unrelated to the financial performance of the companies issuing the securities. These broad market fluctuations may negatively affect the market value of American Water’s common stock. The initial public offering price for the shares of American Water common stock being sold in the concurrent initial public offering will be determined by negotiations between the representatives of the underwriters and RWE and may not be indicative of prices that will prevail in the open market following such offering. You may not be able to resell your shares at or above the initial public offering price due to fluctuations in the market price of the common stock caused by changes in our operating performance or prospects and other factors. Some specific factors that may have a significant effect on the market price of American Water’s common stock include:

•	actual or anticipated fluctuations in our operating results or future prospects;

•	the public’s reaction to American Water’s press releases, its other public announcements and its filings with the SEC;

•	strategic actions by American Water or its competitors, such as acquisitions or restructurings;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	adverse conditions in the financial markets or general economic conditions, including those resulting from war, incidents of terrorism and responses to such events;

•	sales of common stock by American Water, RWE or members of American Water’s management team; and

•	changes in stock market analyst recommendations or earnings estimates regarding American Water’s common stock, other comparable companies or the water services industry generally.

There has not been a public market for American Water’s common stock since its acquisition by RWE in 2003. We cannot predict the extent to which investor interest will lead to the development of an active trading market on the New York Stock Exchange or otherwise or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy. Consequently, you may not be able to sell your shares at prices equal to or greater to the initial public offering price in the concurrent initial public offering.

Future sales of American Water’s shares, or the perception by the market that future sales of American Water’s shares may occur, could depress the market price of American Water’s common stock.

Future sales, or the perception of the availability for sale in the public market, of substantial amounts of American Water’s common stock could adversely affect the prevailing market price of its common stock and could impair our ability to raise capital through future sales of equity securities at a time and price that we deem appropriate. Following the Transactions, there will be                      shares of American Water’s common stock outstanding.

The shares of common stock sold by RWE in the concurrent initial public offering will be freely transferable without restriction or further registration under the Securities Act. The remaining shares of common stock owned by RWE will be restricted securities within the meaning of Rule 144 under the Securities Act but will be eligible for resale subject to applicable volume, manner of sale, holding period and other limitations of Rule 144 and the lock-up provisions described below. RWE has certain registration rights with respect to the common stock that they will retain following the concurrent initial public offering and, subject to the lock-up provisions described in the prospectus, intends to fully divest its ownership of American Water as soon as reasonably practicable, subject to market conditions.

In addition, the equity units are effectively exchangeable into up to                      freely tradable shares of American Water’s common stock on the third anniversary of this offering. Following the consummation of the concurrent initial public offering, we intend to grant                      restricted stock units and                      stock options under our 2007 Omnibus Equity Compensation Plan, and are considering establishing an employee stock purchase plan, for which we would reserve                      shares of our common stock to be issued and sold thereunder.

American Water, our executive officers and directors and RWE have agreed to a “lock-up,” meaning that, subject to specified exceptions, neither we nor they will sell any shares or engage in any hedging transactions without the prior consent of the representatives of the underwriters for 180 days after the date of this prospectus. Following the expiration of this 180-day lock-up period, all of the                      shares of American Water’s common stock held by our executive officers and directors and by RWE will be eligible for future sale, subject to the applicable volume, manner of sale, holding period and other limitations of Rule 144.

We may issue shares of American Water’s common stock, or other securities, from time to time as consideration for future acquisitions and investments. In the event any such acquisition or investment is significant, the number of shares of our common stock or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be significant. We may also grant registration rights covering those shares or other securities in connection with any such acquisitions and investments. Any additional capital raised through the sale of our equity securities may dilute your percentage ownership in us. See “Shares Eligible for Future Sale” for a discussion of the shares of common stock that may be sold into the public market in the future.

You may never receive dividends on your investment in American Water’s common stock, which may limit your returns.

American Water currently intends to declare and pay regular quarterly cash dividends on its common stock. See “Dividend Policy.” However, American Water is not legally or contractually required to pay dividends, and its board of directors may revise or discontinue its dividend policy at any time. In particular, American Water’s dividend policy may change upon a change of control. In addition, any payment of cash dividends will depend upon our financial condition and results of operations, liquidity requirements, capital requirements of our subsidiaries, legal requirements, regulatory constraints, restrictions in our debt agreements and other factors deemed relevant by our board of directors. Some of our debt agreements restrict our ability, subject to specified exceptions, to pay dividends. Furthermore, any additional indebtedness that we incur may severely restrict or prohibit the payment of dividends. We cannot assure you that the agreements governing our future indebtedness will permit us to pay dividends on American Water’s common stock. See “Description of Certain Indebtedness.”

To pay dividends at intended levels, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control, including the ability to receive cash distributions from our subsidiaries. We may not receive sufficient distributions from our subsidiaries to pay dividends with respect to shares of American Water’s common stock.

Our ability to pay dividends will depend on our ability to generate cash flow from operations in the future. This ability, to a certain extent, is subject to general economic, financial, competitive, regulatory and other factors that are beyond our control. We cannot assure you, however, that our subsidiaries will generate sufficient cash flow from operations, or have sufficient surplus or net profits, as the case may be, to make cash contributions to us in an amount sufficient to enable us to pay our indebtedness, pay dividends or to fund our other liquidity needs.

In addition, American Water is a holding company with no substantial assets. Because substantially all of American Water’s operations are conducted through our subsidiaries, American Water will not be able to pay dividends unless it receives sufficient cash distributions from its operating subsidiaries. American Water’s operating subsidiaries are subject to regulation by applicable state PUCs which may limit the ability of these subsidiaries to make distributions to American Water. If American Water does not have sufficient cash to fund dividend payments, we would either reduce or eliminate dividends or rely on cash provided by financing activities to fund dividend payments, and such financing may or may not be available.

Our principal stockholder is in a position to affect our ongoing operations, corporate transactions and other matters, and its interests may conflict with or differ from your interests as a stockholder.

Upon the consummation of the concurrent initial public offering, RWE will own approximately     % of American Water’s common stock (or approximately     % if the underwriters’ option to purchase additional shares is exercised in full). As a result, RWE effectively will be able to significantly influence the outcome on virtually all matters submitted to a vote of our stockholders, including the election of directors. So long as RWE continues to own a significant portion of the outstanding shares of American Water’s common stock, it will continue to be able to significantly influence the election of our directors, subject to compliance with applicable NYSE requirements, our decisions, policies, management and affairs and corporate actions requiring stockholder approval, including the approval of transactions involving a change of control. The interests of RWE and its affiliates may not coincide with the interests of our other stockholders.

Provisions in our amended and restated certificate of incorporation, our bylaws, Delaware law and the laws of the states in which we operate may inhibit or discourage a takeover attempt and negatively affect the value of your shares.

Provisions of our charter documents, the General Corporation Law of the State of Delaware, the state in which we are organized, and the laws of the states in which we operate could discourage potential acquisition proposals or make it more difficult for a third party to acquire control of our company, even if doing so might be beneficial to our stockholders. See “Description of Capital Stock.” Upon the consummation of the concurrent initial public offering, our amended and restated certificate of incorporation and bylaws will provide for various procedural and other requirements that could make it more difficult for stockholders to effect certain corporate actions, or may deter, delay or prevent a third party from acquiring us. These provisions will include:

•	limitations on who may call special meetings of stockholders;

•	the inability of stockholders to act by written consent;

•	advance notice requirements for nominations for election to the board of directors and for stockholder proposals; and

•

the authority of our board of directors to issue, without stockholder approval, shares of preferred stock with such terms as our board of directors may determine and to issue additional shares of American Water’s common stock.

In addition, certain of the states in which we operate have enacted laws that require regulatory approval for the acquisition of “control” of regulated utilities. The threshold for a change of control is a fact-specific inquiry that varies by state. For instance, in some states any person acquiring more than 9.9% of American Water’s common stock would need the prior approval of the applicable state PUC or a determination from such state PUC that “control” has not been acquired. In addition to ownership, other states may analyze the degree of influence or control an acquiror may exert over the company. Any person acquiring American Water’s common stock in the concurrent initial public offering, through this offering of our equity units or in any other purchase of American Water’s common stock in a quantity sufficient to trigger a change of control under state law would need the prior approval of the applicable state PUC.

These provisions may discourage acquisition proposals and may make it more difficult or expensive for a third party to acquire a majority of our outstanding voting stock or may delay, prevent or deter a merger, acquisition, tender offer or proxy contest, which may negatively affect our stock price.

FORWARD-LOOKING STATEMENTS

We have made statements under the captions “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and in other sections of this prospectus that are forward-looking statements. In some cases, these forward-looking statements can be identified by words with prospective meanings such as “intend,” “plan,” “estimate,” “believe,” “anticipate,” “expect,” “predict,” “project,” “forecast,” “outlook,” “future,” “potential,” “continue,” “may,” “can,” “should” and “could” and similar expressions. Forward-looking statements may relate to, among other things, our future financial performance, our growth strategies, our ability to repay debt, our ability to finance current operations and growth initiatives, trends in our industry, regulatory or legal developments or rate adjustments.

Forward-looking statements are predictions based on our current expectations and assumptions regarding future events. They are not guarantees of any outcomes, financial results or levels of performance, and you are cautioned not to place undue reliance upon them. These forward-looking statements are subject to a number of risks and uncertainties, and new risks and uncertainties of which we are not currently aware or which we do not currently perceive may arise in the future from time to time. Should any of these risks or uncertainties materialize, or should any of our expectations or assumptions prove incorrect, then our results may vary materially from those discussed in the forward-looking statements herein. Factors that could cause actual results to differ from those discussed in forward-looking statements include, but are not limited to, the factors discussed under the caption “Risk Factors” and the following factors:

•	weather conditions, patterns or events, including drought or abnormally high rainfall;

•	changes in general economic, business and financial market conditions;

•	changes in laws, governmental regulations and policies, including environmental, health and water quality and public utility regulations and policies;

•	the decisions of governmental and regulatory bodies, including decisions to raise or lower rates;

•	the timeliness of regulatory commissions’ actions concerning rates;

•	migration into or out of our service territories;

•	our ability to obtain permits for expansion projects;

•	changes in customer demand for, and patterns of use of, water, such as may result from conservation efforts;

•	the availability of adequate and cost-effective supplies of chemicals, electricity, fuel, water and other raw materials that are needed for our operations;

•	our ability to successfully acquire and integrate water and wastewater systems that are complementary to our operations and the growth of our business;

•	our ability to manage the expansion of our business;

•	our ability to control operating expenses and to achieve efficiencies in our operations;

•	access to sufficient capital on satisfactory terms;

•	fluctuations in interest rates;

•	restrictive covenants in or changes to the credit ratings on our current or future debt that could increase our financing costs or affect our ability to borrow, make payments on debt or pay dividends;

•	changes in our credit rating;

•	changes in capital requirements;

•	difficulty in obtaining insurance at acceptable rates and on acceptable terms and conditions;

•	ability to retain and attract qualified employees;

•	cost overruns relating to improvements or the expansion of our operations; and

•	civil disturbance or terrorist threats or acts or public apprehension about future disturbances or terrorist threats or acts.

Any forward-looking statements we make speak only as of the date of this prospectus. Except as required by law, we do not have any obligation, and we specifically disclaim any undertaking or intention, to update any forward-looking statements, whether as a result of new information, future events or otherwise.

INDUSTRY AND MARKET DATA

Unless otherwise indicated, information contained in this prospectus concerning the water and wastewater industry, its segments and related markets and our general expectations concerning such industry and its segments and related markets are based on management estimates. Such estimates are derived from publicly available information released by third-party sources, as well as data from our internal research and on assumptions made by us based on such data and our knowledge of such industry and markets, which we believe to be reasonable. We have estimated the number of people served by our water and wastewater systems (i) by multiplying the number of residential water and wastewater connections by average people per household based on 2000 United States Census data by state (average people per household varies by state but is generally between 2.4 to 3.0 individuals per household); (ii) by adjusting for some other customer classes, including commercial customers, and for bulk water sales and (iii) by reconciling drinking water and wastewater connections to avoid double counting population served where the same user has both drinking water and wastewater service. In some instances, population estimates for our Non-Regulated Businesses are based on either (i) specific population estimates from the client or (ii) population estimates based on the average volume of water processed by the applicable facilities. Our internal research has not been verified by any independent source, and we have not independently verified any third party information and cannot assure you of its accuracy or completeness. In addition, while we believe the market share and market position information included herein is generally reliable, such information is inherently imprecise. While we are not aware of any misstatements regarding the industry or similar data presented herein, such data involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus.

USE OF PROCEEDS

We estimate that we will receive net proceeds from the sale of equity units in this offering of $             million, after deducting expenses and underwriting discounts and commissions. We will use a portion of the proceeds from this offering to repay outstanding commercial paper issued by AWCC and the balance of the proceeds for general corporate purposes. The commercial paper bears interest at a rate of     % per annum and matures on             .

This offering of equity units is contingent upon the concurrent initial public offering described below.

COMMON STOCK OFFERING

Concurrently with this offering of equity units, RWE, through its direct wholly owned subsidiary Thames Water Aqua Holdings GmbH, will sell, by means of a separate prospectus,              shares of American Water’s common stock, subject to customary closing conditions.

RWE estimates that it will receive net proceeds from that sale of American Water’s common stock of $            , after deducting expenses and underwriting discounts and commissions.

DIVIDEND POLICY

We intend to pay quarterly cash dividends on our common stock at an initial rate of $         per share per annum. The first such dividend will be declared and paid in the first quarter following the completion of the concurrent initial public offering. The declaration, payment and amount of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend on many factors, including our financial condition and results of operations, liquidity requirements, capital requirements of our subsidiaries, legal requirements, regulatory constraints and other factors deemed relevant by our board of directors.

American Water is a holding company with no significant business operations of its own. All of our business operations are conducted through our subsidiaries. Dividends and loans from, and cash generated by, our subsidiaries will be our principal sources of cash to repay indebtedness, fund operations and pay dividends. Accordingly, our ability to pay dividends to our stockholders will depend on the earnings and distributions of funds from our subsidiaries. See “Risk Factors—Risks Related to American Water’s Common Stock—To pay dividends at intended levels, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control, including the ability to receive cash distributions from our subsidiaries. We may not receive sufficient distributions from our subsidiaries to pay dividends with respect to shares of American Water’s common stock.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2007 on an actual basis and on a pro forma basis to give effect to the Transactions as if they had occurred on June 30, 2007.

You should read this table in conjunction with, and this table is qualified in its entirety by reference to, the sections in this prospectus entitled “Summary Historical Consolidated and Unaudited Pro Forma Financial Data,” “Use of Proceeds,” “Unaudited Pro Forma Condensed Consolidated Financial Information,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	As of June 30, 2007
	(dollars in thousands)
	Historical	Pro forma
Cash and cash equivalents	$51,445	$66,012

Short-term debt
RWE notes(1)	141,000	—
Short-term debt	167	167

Total short-term debt	141,167	167

Long-term debt of American Water
Redeemable preferred stock(2)	1,750,000	—

Long-term debt of AWCC
Private activity bonds and government funded debt	86,860	86,860
Senior notes	1,212,000	1,212,000
New senior notes(3)	—	1,500,000
RWE notes(4)	81,000	—
Equity units (5)	—	500,000

Long-term debt of other subsidiaries
Private activity bonds and government funded debt	1,126,493	1,126,493
Mortgage bonds	802,840	802,840
Senior notes	53,500	53,500
Redeemable preferred stock at redemption value (6)	24,856	24,856
Notes payable and other	3,859	3,859
Unamortized debt discount, net	80,545	80,545

Total long-term debt	5,221,953	5,390,953

Total debt	5,363,120	5,391,120

Equity
Common stockholders’ equity(7)	4,520,149	4,491,275
Preferred stock without mandatory redemption requirements	4,568	4,568

Total equity	4,524,717	4,495,843

Total capitalization including short-term debt and current portion of long-term debt	$9,887,837	$9,886,963

(1)	In connection with the Refinancing, we will repay $141.0 million of short-term indebtedness owed to RWE.

(2)	In connection with the Refinancing, we will redeem $1,750.0 million of our preferred stock.

(3)	In connection with the Refinancing, AWCC will issue $1,500.0 million of new senior notes.

(4)	In connection with the Refinancing, we will repay $81.0 million of long-term indebtedness owed to RWE.

(5)	In connection with the Refinancing, AWCC is hereby issuing approximately $500.0 million of equity units.
(6)	Includes current portion of redeemable preferred stock.
(7)	Does not include the common stock issuable upon settlement of the purchase contract included in the equity units being offered hereby.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

American Water and AWCC’s ratio of earnings to combined fixed charges and preferred dividends for each of the periods indicated is as follows:

For purposes of calculating the ratio of earnings to combined fixed charges and preferred dividends, earnings consists of income (loss) from continuing operations before income taxes including the effect of allowance for funds used during construction, referred to as AFUDC, plus fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs, interest on mandatory redeemable preferred stock, and a portion of rent expense that management believes is representative of the interest component of rental expense. Fixed charges have not been reduced for the effect of AFUDC.

The ratio of earnings to combined fixed charges and preferred dividends was less than 1.00x for the periods indicated in the table below.

	For the Year Ended December 31,					For the Six Months Ended June 30, 2007
	2002(1)	2003	2004	2005	2006
American Water	(Predecessor)
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends(2)	—	1.35	1.38	—	—	1.57
Pro Forma—Ratio of Earnings to Combined Fixed Charges and Preferred Dividends(2)					—	1.58

AWCC
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	1.00	1.00	1.00	1.00	1.00	1.00
Pro Forma—Ratio of Earnings to Combined Fixed Charges and Preferred Dividends					1.00	1.00

(1)	Derived from the consolidated financial statements of Thames Water Holdings, Incorporated, which principally reflect the historical financial data of Elizabethtown Water Company.
(2)	For the years ended December 31, 2002, 2005 and 2006 earnings was insufficient to cover fixed charges and there was a deficiency of $149.5 million, $224.3 million and $109.1 million, respectively. On a pro forma basis after giving effect to the Transactions earnings would have been insufficient to cover fixed charges and there would have been a deficiency of $42.5 million for the year ended December 31, 2006.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated financial information have been developed by applying pro forma adjustments to the historical audited and unaudited consolidated financial statements of American Water appearing elsewhere in this prospectus. See the explanatory note to the unaudited pro forma condensed consolidated financial statements. The unaudited pro forma condensed consolidated statements of operations give effect to the Transactions as if they had occurred on January 1, 2006. The unaudited pro forma condensed consolidated balance sheet gives effect to the Transactions as if they had occurred on June 30, 2007. The Transactions consist of the following:

•	The Restructuring, comprising:

•	The contribution of the businesses of Thames Water Holdings Incorporated and its subsidiaries by Thames US Holdings to American Water; and

•	The merger of Thames US Holdings into American Water with American Water being the surviving entity.

•	The Refinancing, comprising:

•

The non-cash equity contribution to the Company by RWE of $1,194.5 million of debt of our subsidiaries held by RWE on December 15, 2006, the non-cash equity contribution to the Company by RWE of $100.0 million of debt of our subsidiaries held by RWE on March 29, 2007 and the $550.0 million cash equity contribution to the Company by RWE on March 29, 2007, which was used to pay down $232.5 million of short-term debt and the remainder used for general working capital purposes;

•

The issuance of approximately $1,500.0 million aggregate principal amount of new senior notes, together with approximately $450.0 million of commercial paper and approximately $20.0 million of cash, which will fund the early redemption of $1,750.0 million of preferred stock and the repayment of RWE notes in an aggregate principal amount of $222.0 million; and

•

The issuance of approximately $500.0 million of equity units, less issuance costs, to fund the repayment of approximately $450.0 million of commercial paper, with the balance of the net cash proceeds of approximately $34.5 million to be used for general corporate purposes.

•	The -for- split of common stock effected prior to this offering.

Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with these unaudited pro forma condensed consolidated financial statements.

The unaudited pro forma adjustments and financial information:

•	are based upon available information and certain assumptions that we believe are reasonable under the circumstances;

•	are presented for informational purposes only;

•	do not purport to represent what our results of operations or financial condition would have been had the Transactions actually occurred on the dates indicated; and

•	do not purport to project our results of operations or financial condition for any future period or as of any future date.

The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the information contained in “Use of Proceeds,” “Capitalization,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes thereto appearing elsewhere in this prospectus. All pro forma adjustments and their underlying assumptions are described more fully in the notes to our unaudited pro forma condensed consolidated financial statements.

American Water Works Company, Inc. and Subsidiary Companies

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Year Ended December 31, 2006

	Historical	Pro forma adjustments		Pro forma
	(dollars in thousands, except for share and per share amounts)
Operating revenues	$2,093,067	$—		$2,093,067
Operating expenses
Operation and maintenance	1,174,544	1,700	(A)	1,176,244
Depreciation and amortization	259,181	—		259,181
General taxes	185,065	—		185,065
Loss (gain) on sale of assets	79	—		79
Impairment charges	221,685	—		221,685

Total operating expenses, net	1,840,554	1,700		1,842,254

Operating income (loss)	252,513	(1,700)		250,813

Other income (deductions)
Interest	(365,970)	(4,239	)(B)	(296,913)
		74,676	(C)
		(1,380	)(H)
Amortization of debt expense	(5,062)	(870	)(B)	(5,932)
Other, net	9,581	—		9,581

Total other income (deductions)	(361,451)	68,187		(293,264)

Income (loss) from continuing operations before income taxes	(108,938)	66,487		(42,451)
Provision for income taxes	46,912	26,296	(E)	73,208

Income (loss) from continuing operations	$(155,850)	$40,191		$(115,659)

Unaudited pro forma earnings per share:
Basic	$(155,850)

Diluted	$(155,850)

Weighted average shares used in calculating earnings per share:
Basic	1,000		(F)

Diluted	1,000		(G)

See accompanying notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements.

American Water Works Company, Inc. and Subsidiary Companies

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Six Months Ended June 30, 2007

	Historical	Pro forma adjustments		Pro forma
	(dollars in thousands, except for share and per share amounts)

Operating revenues	$1,027,277	$—		$1,027,277
Operating expenses
Operation and maintenance	581,999	510	(A)	582,509
Depreciation and amortization	132,764	—		132,764
General taxes	93,819	—		93,819
Loss (gain) on sale of assets	(6,113)	—		(6,113)
Impairment charges	—	—		—

Total operating expenses, net	802,469	510		802,979

Operating income (loss)	224,808	(510)		224,298

Other income (deductions)
Interest	(142,970)	(2,138	)(B)	(141,682)
		4,116	(C)
		(690	)(H)
Amortization of debt expense	(2,397)	(435	)(B)	(2,832)
Other, net	7,351	—		7,351

Total other income (deductions)	(138,016)	853		(137,163)

Income (loss) from continuing operations before income taxes	86,792	343		87,135
Provision for income taxes	34,378	136	(E)	34,514

Income (loss) from continuing operations	$52,414	$207		$52,621

Unaudited pro forma earnings per share:
Basic	$52,414

Diluted	$52,414

Weighted average shares used in calculating earnings per share:
Basic	1,000		(F)

Diluted	1,000		(G)

See accompanying notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements.

American Water Works Company, Inc. and Subsidiary Companies

Unaudited Pro Forma Condensed Consolidated Balance Sheet

June 30, 2007

	Historical	Pro forma adjustments		Pro forma
	(dollars in thousands)
ASSETS
Property, plant and equipment
Utility plant—at original cost, net of accumulated depreciation	$8,806,066	$—		$8,806,066
Nonutility property, net of accumulated depreciation	109,525	—		109,525

Total property, plant and equipment	8,915,591	—		8,915,591

Current assets
Cash and cash equivalents	51,445	14,567	(B)	66,012
Other current assets	440,550	—		440,550

Total current assets	491,995	14,567		506,562

Regulatory and other long-term assets
Goodwill	2,962,564	—		2,962,564
Other regulatory and other long-term assets	701,435	11,236	(D)	712,671

Total regulatory and other long-term assets	3,663,999	11,236		3,675,235

TOTAL ASSETS	$13,071,585	$25,803		$13,097,388

CAPITALIZATION & LIABILITIES
Capitalization
Common stockholders’ equity	$4,520,149	$790 6,500 (23,000) (13,504) 340	(I) (I) (H) (D) (J)	$4,491,275
Preferred stock without mandatory redemption requirements	4,568	—		4,568
Long-term debt
Long-term debt	3,335,579	(81,000	)(I)	3,254,579
Redeemable preferred stock at redemption value	1,774,299	(1,750,000	)(I)	24,299
New senior notes	—	1,500,000	(B)	1,500,000
Equity units	—	500,000	(B)	500,000

Total capitalization	9,634,595	140,126		9,774,721

Current liabilities
Short-term debt and current portion of long-term debt	253,242	(141,000	)(I)	112,242
Other current liabilities	373,216	4,017 4,425	(E) (E)	381,658

Total current liabilities	626,458	(132,558	)(I)	493,900

Total regulatory and other long-term liabilities	2,031,085	18,235	(H)	2,049,320

Contributions in aid of construction	779,447	—		779,447

TOTAL CAPITALIZATION AND LIABILITIES	$13,071,585	$25,803		$13,097,388

See accompanying notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements.

American Water Works Company, Inc. and Subsidiary Companies

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements

Explanatory Note: Prior to the consummation of the concurrent initial public offering, Thames US Holdings will be merged with and into American Water, with American Water as the surviving entity. Both American Water and Thames US Holdings are wholly owned subsidiaries of RWE. The historical consolidated financial statements of American Water represent the consolidated results of the Company, formerly issued under the name Thames Water Aqua US Holdings, Inc. and Subsidiary Companies.

(A)	Reflects the granting of unvested stock options and restricted stock units to our employees in conjunction with the concurrent initial public offering. The awards will be issued under the American Water 2007 Omnibus Equity Compensation Plan. The Company is recording non-cash compensation charges in accordance with Statement of Financial Accounting Standards No. 123(R) “Share-Based Payment”.

(B)	The sources and uses of funds in connection with the Refinancing and the related impact on interest expense related to the Transactions are summarized below, which are defined and further discussed elsewhere in this prospectus.

	Principal	Rate(1)	Interest expense 12 months	Interest expense 6 months	Debt expense amortization 12 months	Debt expense amortization 6 months
	(dollars in thousands)
SOURCES:
New senior notes	$1,500,000
Equity units	500,000

Total sources	$2,000,000	6.00%	$120,000	$60,000
USES:
Redeemable preferred stock	$1,740,000		$(103,250)	$(51,625)
RWE notes	220,693		(12,511)	(6,237)
Financing costs	24,740				($870)	($435)

Total	1,985,433		(115,761)	(57,862)	(870)	(435)

Net source (use)	$14,567		$4,239	$2,138	($870)	($435)

(1)

Reflects the assumed blended interest rates in the case of the new senior notes and the notes associated with the equity units. A  1/8% change to the assumed interest rates would impact earnings before tax by approximately $2.5 million for the year ended December 31, 2006 and $1.3 million for the six months ended June 30, 2007.

(C)	Reflects the non-cash equity contribution to the Company by RWE of $1,194.5 million of 5.80% debt of our subsidiaries held by RWE on December 15, 2006, the non-cash equity contribution to the Company by RWE of $100.0 million of 4.0% debt of our subsidiaries held by RWE and the $550.0 million of cash equity contribution to the Company by RWE on March 29, 2007. The cash was used to pay down $232.5 million of short-term debt with the remainder used for general working capital purposes.

(D)	Reflects issuance costs that are expected to total $24.7 million, of which $13.5 million relating to the equity units has been reflected as a reduction to additional paid-in capital, and $11.2 million associated with the new senior notes has been reflected as other assets and will be amortized over the term of each tranche of the new senior notes.

(E)

Represents the reduction in income tax expense resulting from the Transactions at the estimated blended tax rate of 39.6%. A $10 million gain assumed on the early extinguishment of the redeemable preferred stock is not subject to state tax jurisdiction and therefore a rate of 35% was applied. The deferred tax liability of $4.4 million associated with the preferred stock dividend was reclassified from long-term to short-term liabilities, and the $4.0 million estimated tax expense on the gains from early extinguishment of redeemable preferred stock and debt is reflected as a current liability.

(F)	The number of common shares used to compute pro forma basic earnings per common share is , which is the number of shares of American Water’s common stock assumed to be outstanding on the issuance date.

(G)	The number of shares used to compute pro forma diluted earnings per share will be based on the number of shares of American Water’s common stock described in (F) above, plus the potential dilution that could occur if restricted stock units granted under the American Water 2007 Omnibus Equity Compensation Plan were exercised or converted into common stock. The number of shares used in computing pro forma diluted earnings per share have been adjusted to reflect number of restricted units assumed to have been issued.

(H)	The equity units have an assumed overall annual payment rate of %. The assumed interest rate on the underlying notes is % and the remainder is attributable to the contract adjustment payments, which includes imputed interest of $1.4 million (which is not disclosed in footnote (B) above). The estimated present value of the obligation to make contract adjustment payments of $23.0 million is recorded as a long-term liability with a corresponding reduction of additional paid-in capital.

(I)	Reflects the repurchase of RWE notes and early redemption of preferred stock. The proceeds from the new senior notes, together with the proceeds from the issuance of commercial paper and cash on hand, will be used to repurchase the RWE notes and to redeem the redeemable preferred stock. A portion of the net proceeds from the issuance of the equity units will be used to repay the commercial paper with the remaining net proceeds to be used for general corporate purposes. The gain of $0.8 million, after income taxes, on the early extinguishment of the RWE notes is calculated as the difference between the assumed interest rate of the 10-year tranche of the new senior notes and the weighted-average interest rate on the RWE notes. The gain has been recorded as a capital contribution from RWE. The difference of $6.5 million, after income taxes, between the carrying value of the preferred stock and the cash payment is recorded to additional paid-in-capital.

(J)	The current liability of $0.3 million associated with restricted stock units granted under our 2007 Omnibus Equity Compensation Plan was reclassified to additional paid-in capital.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table presents our selected historical consolidated financial data at the dates and for the periods indicated. The statements of operations data for the years ended December 31, 2004, 2005, and 2006 and the balance sheet data as of December 31, 2005 and 2006 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The historical financial data as of December 31, 2004 have been derived from our audited consolidated financial statements not included in this prospectus. The financial data as of June 30, 2006 and 2007 and for the six months ended June 30, 2006 and 2007 have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. See footnote 1 to the table below. Operating results for the six months ended June 30, 2006 and 2007 have been prepared on a basis consistent with our audited consolidated financial statements and reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position and results for the periods presented. The results of any interim period are not necessarily indicative of the results that may be expected for any other interim period or for the entire fiscal year. The financial data as of and for the year ended December 31, 2002 have been derived from the consolidated financial statements of Thames Water Holdings, Incorporated, referred to as Predecessor, the statement of operation for the year ended December 31, 2003, and the financial data as of December 31, 2003 and 2004 have been derived from our historical financial statements, in each case, which are not included in this prospectus.

Our historical consolidated financial data are not necessarily indicative of our future performance or what our financial position and results of operations would have been if we had operated as a separate, stand-alone entity during the periods shown. This financial data should be read in conjunction with, and is qualified in its entirety by reference to, the information in the section in this prospectus entitled “Summary Historical Consolidated and Unaudited Pro Forma Financial Data”, “Use of Proceeds”, “Capitalization”, “Unaudited Pro Forma Condensed Consolidated Financial Information”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	For the years ended December 31,					For the six months ended June 30,

	2002(1)	2003	2004	2005	2006	2006	2007
	(Predecessor) (unaudited)	(unaudited)				(unaudited)	(unaudited)
		(dollars in thousands, except for share and per share data)
Statement of operations data(2):
Operating revenues	$198,835	$1,890,291	$2,017,871	$2,136,746	$2,093,067	$1,007,691	$1,027,277

Operating expenses
Operation and maintenance	99,571	1,089,071	1,121,970	1,201,566	1,174,544	562,072	581,999
Depreciation and amortization	20,659	210,588	225,260	261,364	259,181	128,728	132,764
General taxes	24,480	164,677	170,165	183,324	185,065	94,756	93,819
Loss (gain) on sale of assets(3)	—	(16,771)	(8,611)	(6,517)	79	(1,795)	(6,113)
Impairment charges	182,256	3,555	78,688	385,434	221,685	—	—

Total operating expenses, net	326,966	1,451,120	1,587,472	2,025,171	1,840,554	783,761	802,469

Operating income (loss)	(128,131)	439,171	430,399	111,575	252,513	223,930	224,808

Other income (deductions)
Interest	(26,734)	(280,501)	(315,944)	(345,257)	(365,970)	(178,968)	(142,970)
Amortization of debt expense	—	(3,872)	(3,377)	(4,367)	(5,062)	(1,678)	(2,397)
Other, net(4)	5,343	(52,387)	14,350	13,898	9,581	4,927	7,351

Total other income (deductions)	(21,391)	(336,760)	(304,971)	(335,726)	(361,451)	(175,719)	(138,016)

Income (loss) from continuing operations before income taxes	(149,522)	102,411	125,428	(224,151)	(108,938)	48,211	86,792

Provision for income taxes	8,895	60,271	66,328	50,979	46,912	20,056	34,378

Income (loss) from continuing operations	$(158,417)	$42,140	$59,100	$(275,130)	$(155,850)	$28,155	$52,414

Income (loss) from continuing operations per basic common share(5)	$(158,417)	$42,140	$59,100	$(275,130)	$(155,850)	$28,155	$52,414

Income (loss) from continuing operations per common diluted share(5)	$(158,417)	$42,140	$59,100	$(275,130)	$(155,850)	$28,155	$52,414

Basic weighted average common shares(5)	1,000	1,000	1,000	1,000	1,000	1,000	1,000

Diluted weighted average common shares(5)	1,000	1,000	1,000	1,000	1,000	1,000	1,000

	For the years ended December 31,			For the six months ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)	(unaudited)
	(dollars in thousands, except for share and per share data)
Other data:
Cash flows provided by (used in):
Operating activities	$458,408	$525,435	$323,748	$66,723	$136,181
Investing activities	(545,903)	(530,165)	(691,438)	(241,724)	(279,441)
Financing activities	95,254	(9,049)	332,367	133,391	164,951
Construction expenditures	(546,241)	(558,446)	(688,843)	(235,818)	(307,726)
Ratio of earnings to combined fixed charges and preferred dividends(6)	1.38	—	—		—

	As of December 31,					As of June 30,
	2002(1)	2003	2004	2005	2006	2007
	(Predecessor) (unaudited)	(unaudited)				(unaudited)
Balance sheet data:
Cash and cash equivalents	$24,232	$71,097	$78,856	$65,077	$29,754	$51,445
Utility plant and property, net of depreciation	772,052	7,377,195	7,754,434	8,101,769	8,605,341	8,806,066
Total assets	1,297,587	12,629,354	12,728,410	12,542,029	12,783,059	13,071,585

Other short term and long term debt	806,770	5,063,344	5,101,891	5,030,078	4,103,532	3,588,821
Redeemable preferred stock	12,000	1,787,777	1,775,224	1,774,691	1,774,475	1,774,299
Total debt	818,770	6,851,121	6,877,115	6,804,769	5,878,007	5,363,120
Common stockholder equity	106,229	3,198,144	3,129,555	2,804,716	3,817,397	4,520,149
Preferred stock without mandatory redemption requirements	—	5,687	4,651	4,571	4,568	4,568

(1)	Principally reflects the historical financial data of Elizabethtown Water Company.

(2)	Prior to the consummation of the concurrent initial public offering, Thames US Holdings will be merged with and into American Water, with American Water as the surviving entity. Both American Water and Thames US Holdings are wholly owned subsidiaries of RWE. The historical consolidated financial statements of American Water represent the consolidated results of the Company formerly issued under the name Thames Water Aqua US Holdings, Inc. and Subsidiary Companies for 2003 to 2006 and Thames Water Holdings Incorporated for 2002.

(3)	Represents primarily losses (gains) on sales of publicly traded securities and dispositions of assets not needed in utility operations.

(4)	Includes allowance for other funds used during construction, allowance for borrowed funds used during construction and preferred dividends of subsidiaries.

(5)	The number of shares used to compute income (loss) from continuing operations per basic share and income (loss) from continuing operations per diluted common share for the fiscal years ended December 31, 2004, 2005 and 2006 and the six months ended June 30, 2006 and 2007 is 1,000 (the number of common shares outstanding during such period) as no dilutive options or instruments were outstanding during these periods.

(6)	For purposes of calculating the ratio of earnings to fixed charges, earnings consists of income (loss) from continuing operations before income taxes including the effect of allowance for funds used during construction, plus fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs, interest on mandatory redeemable preferred stock, and a portion of rent expense that management believes is representative of the interest component of rental expense. Fixed charges have not been reduced for the effect of AFUDC. For the years ended December 31, 2005 and 2006 earnings was insufficient to cover fixed charges and there was a deficiency of $224.3 million and $109.1 million, respectively. On a pro forma basis after giving effect to the Transactions earnings would have been insufficient to cover fixed charges and there would have been a deficiency of $42.5 million for the year ended December 31, 2006.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITIONS AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations covers periods prior to the consummation of the Transactions. Accordingly, the discussion and analysis of historical periods does not reflect the significant impact that the Transactions will have on us. You should read the following discussion together with the financial statements and the notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements that are based on management’s current expectations, estimates and projections about our business and operations. The cautionary statements made in this prospectus should be read as applying to all related forward-looking statements whenever they appear in this prospectus. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements as a result of a number of factors, including those we discuss under “Risk Factors” and elsewhere in this prospectus. You should read “Risk Factors” and “Forward-Looking Statements.”

Overview

Founded in 1886, American Water is the largest investor-owned United States water and wastewater utility company, as measured both by operating revenue and population served. Our nearly 6,900 employees provide approximately 16.2 million people with drinking water, wastewater and other water-related services in 32 states and Ontario, Canada. In 2006, we generated $2,093.1 million in operating revenue, representing approximately four times the operating revenue of the next largest investor-owned company in the United States water and wastewater business, and $252.5 million in operating income, which includes $221.7 million of impairment charges relating to continuing operations.

Our primary business involves the ownership of water and wastewater utilities that provide water and wastewater services to residential, commercial and industrial customers. Our Regulated Businesses that provide these services are generally subject to economic regulation by state PUCs in the states in which they operate. The federal government and the states also regulate environmental, health and safety and water quality matters. We report the results of this business in our Regulated Businesses segment. Our Regulated Businesses currently provide services in 20 states and in 2006 served approximately 3.3 million customers, or connections to our water and wastewater networks. In 2006, our Regulated Businesses generated $1,854.6 million in operating revenue, prior to inter-segment eliminations, representing 88.6% of our consolidated operating revenue.

We also provide services that are not subject to economic regulation by state PUCs. We report the results of this business in our Non-Regulated Businesses segment. Our Non-Regulated Businesses include our:

•

Contracts Operations Group, which enters into public/private partnerships, including O&M and DBO contracts for the provision of services to water and wastewater facilities for municipalities, the United States military and other customers;

•	Applied Water Management Group, which works with customers to design, build and operate small water and wastewater treatment plants; and

•	Homeowner Services Group, which provides services to domestic homeowners to protect against the cost of repairing broken or leaking pipes inside and outside their homes.

In 2006, our Non-Regulated Businesses generated $248.5 million in operating revenue, prior to inter-segment eliminations.

History

Prior to being acquired by RWE in 2003, we were the largest publicly traded water utility company in the United States. In 2003, we were acquired by RWE and became a private company. Thames US Holdings, currently an indirect wholly owned subsidiary of RWE, is the holding company for us and our regulated and unregulated subsidiaries throughout the United States and Ontario, Canada. Our consolidated statements of operations, statements of cash flow and changes in common stockholder’s equity and comprehensive income (loss) for the years ended December 31, 2004, 2005 and 2006 and the six months ended June 30, 2006 and 2007 and consolidated balance sheets as of December 31, 2005 and 2006 and as of June 30, 2007 have been derived from the consolidated financial statements and accounting records of Thames US Holdings and its subsidiaries.

Our consolidated statements of operations for the years ended December 31, 2004, 2005 and 2006 and the six months ended June 30, 2006 and 2007 reflect expense allocations for some central corporate functions historically provided to us by RWE, including information systems, human resources, accounting and treasury activities and legal services. These allocations reflect expenses specifically identifiable as relating to our business as well as our share of expenses allocated to us based on capital employed, capital expenditures, headcount, revenues, production volumes, fixed costs, environmental accruals or other methods management considers to be reasonable. We and RWE consider these allocations to be a reasonable reflection of our utilization of the services provided by RWE.  However, our expenses as a separate, stand-alone company may be higher or lower than the amounts reflected in our consolidated statements of operations.

The RWE acquisition resulted in certain changes in our business. For example, our operations and management were managed through Thames Water Plc, referred to as Thames Water, a former subsidiary of RWE. Also, we agreed not to file rate cases with some state PUCs for specified periods of time as a condition of the acquisition. As of June 30, 2007, all rate stay-out provisions had expired.

As a result of significantly increased costs, our inability to file rate cases and impairment charges, we recorded net losses in the amount of $64.9 million, $325.0 million and $162.2 million for the years ended December 31, 2004, 2005 and 2006, respectively.

In 2005, RWE decided to divest American Water through the sale of shares in one or more public offerings. In order to become a public company once again, we have had to incur substantial initial costs, including costs associated with ensuring adequate internal control over financial reporting in order to achieve compliance with the Sarbanes-Oxley Act. These substantial initial costs are not recoverable in rates charged to our customers. See “—Our Internal Control and Remediation Initiatives.”

We performed valuations of our long-lived assets, investments and goodwill, as of December 31, 2004, 2005 and 2006. As a result of the valuation analyses, we recorded pretax charges of $216.0 million, $420.4 million and $227.8 million, including impairment charges from discontinued operations, for the years ended December 2004, 2005 and 2006, respectively. As a result, this reduced net income by $200.5 million, $388.6 million and $223.6 million in 2004, 2005 and 2006, respectively.

The Company estimates the fair value of our long-lived assets, investments and goodwill using available market values, discounted cash flow models from our business plan or a combination of market and discounted cash flow values. Annual impairment reviews are performed in the fourth quarter. There are a number of significant assumptions reflected in our valuation analyses. These include market interest rates used for discounting future cash flows, market value assumptions using market valuation multiples of comparable water utilities and revenue and operating income growth assumptions in our business plan. We base these assumptions on our best estimates of the Company’s future performance and available market information at the time. Any decline over a period of time in the valuation multiples of comparable water utilities, a decline in the market value of our common stock and its value relative to our book equity at the consummation of the concurrent initial public offering or a decline over a period of time of our stock price following the consummation of the concurrent initial public offering could result in additional impairments. A decline in our forecasted results in our business plan, such as changes in rate case results or capital investment budgets or an increase in interest rates, may also result in an incremental impairment charge. In accordance with GAAP, the Company reviews goodwill annually, or more frequently, if changes in circumstances indicate the carrying value may not be recoverable. See “—Critical Accounting Policies and Estimates.”

Our Internal Control and Remediation Initiatives

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. However, since 2003, we have been a wholly owned subsidiary of RWE, a stock corporation organized under the laws of the Federal Republic of Germany, and were not required to maintain a system of internal control consistent with the requirements of the SEC and the Sarbanes-Oxley Act, nor to prepare our own financial statements. As a public reporting company, we will be required, among other things, to maintain a system of effective internal control over financial reporting suitable to prepare our publicly reported financial statements in a timely and accurate manner, and also to evaluate and report on such system of internal control. In particular, we will be required to certify our compliance with Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2008, which will require us to perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting.

In connection with the preparation of our consolidated financial statements as of December 31, 2006, we and our independent registered public accountants have identified the following material weaknesses in our internal control over financial reporting:

•	Inadequate internal staffing and skills;

•	Inadequate controls over financial reporting processes;

•	Inadequate controls over month-end closing processes, including account reconciliations;

•	Inadequate controls over maintenance of contracts and agreements;

•	Inadequate controls over segregation of duties and restriction of access to key accounting applications; and

•	Inadequate controls over tax accounting and accruals.

Since joining the Company in 2006, Donald L. Correll, our Chief Executive Officer, and Ellen C. Wolf, our Chief Financial Officer, have assigned a high priority to the evaluation and remediation of our internal controls, and have taken numerous steps to remediate these material weaknesses and to evaluate and strengthen our other internal controls over financial reporting. Some of the actions taken include:

•	Increasing our internal financial staff numbers and skill levels, and using external resources to supplement our internal staff where necessary;

•	Implementing detailed processes and procedures related to our period end financial closing processes, key accounting applications and our financial reporting processes;

•	Implementing or enhancing systems used in the financial reporting processes and month-end close processes;

•	Conducting extensive training on existing and newly developed processes and procedures as well as explaining to employees Sarbanes-Oxley Act requirements and the value of internal controls;

•	Enhancing our internal audit staff;

•	Hiring a director of internal control and a director of taxes;

•	Implementing a tracking mechanism and new policy and procedure for approval of all contracts and agreements; and

•

Retaining a nationally recognized accounting and auditing firm to assist management in developing policies and procedures surrounding internal controls over financial reporting, to evaluate and test these internal controls and to assist in the remediation of internal control deficiencies.

We have allocated, and will continue to allocate, significant additional resources, including the hiring of additional staff, to remediate the material weaknesses identified above. As of June 30, 2007, the Company has incurred $33.8 million to remediate these material weaknesses and to document and test key financial reporting controls. As a condition to state PUC approval of the RWE Divestiture, we agreed that costs incurred in connection with our initial internal control and remediation initiatives would not be recoverable in rates charged to our customers.

Elements of our remediation activities can only be accomplished over time, and our initiatives provide no assurances that they will result in an effective internal control environment. Our board of directors, in coordination with our audit committee, will continually assess the progress and sufficiency of these initiatives and make adjustments, as necessary.

Factors Affecting Our Results of Operations

Our financial condition and results of operations are influenced by a variety of factors, including the following:

•	economic utility regulation;

•	infrastructure investment;

•	compliance with environmental, health and safety standards;

•	production costs;

•	customer growth;

•	declining water usage per customer; and

•	weather and seasonality.

Economic Utility Regulation

Our subsidiaries in the states in which we operate our Regulated Businesses are generally subject to extensive economic regulation by their respective state PUCs. Although specific authority might differ from state to state, in most states, these state PUCs must approve rates, accounting treatments, long-term financing programs, significant capital expenditures and plant additions, transactions between the regulated subsidiary and affiliated entities, reorganizations and mergers and acquisitions, in many instances prior to their completion. Regulatory policies not only vary from state to state, they may change over time. These policies will affect the timing as well as the extent of recovery of expenses and the realized return on invested capital.

Our operating revenue is typically determined by reference to the volume of water supplied to a customer multiplied by a price-per-gallon set by a tariff approved by the relevant state PUC. The process to obtain approval for a change in rates, or rate case, involves filing a petition with the state PUC on a periodic basis as determined by our capital expenditures needs and our operating costs. Rate cases and other rate-related proceedings can take several months to a year or more to complete. Therefore, there is frequently a delay, or regulatory lag, between the time one of our regulated subsidiaries makes a capital investment or incurs an operating expense increase and when those costs are reflected in rates. The management team at each of our regulated subsidiaries works to minimize regulatory lag.

Our results of operations are significantly affected by rates authorized by the state PUCs in the states in which we operate. In addition to the formal rate case filings, we generate revenues through other cost recovery procedures. For example, some states in which we operate allow utility subsidiaries to recover system infrastructure replacement costs without the necessity of filing a full rate proceeding. Since infrastructure replacement is a significant element of capital expenditures made by our subsidiaries, such programs can reduce regulatory lag.

Currently, Pennsylvania, Illinois, Missouri, Indiana, New York, California and Ohio have allowed the use of these infrastructure surcharges. These surcharges adjust periodically based on qualified capital expenditures being completed or anticipated in a future period. These surcharges are typically reset to zero when new base rates are effective and incorporate the costs of these infrastructure expenditures. We anticipate an increase in revenues of approximately $16.0 million in 2007, assuming constant sales volumes, as a result of these infrastructure surcharges.

Some states have permitted use of some form of forecast or forward looking test year instead of historical data to set rates. Examples of these states include Illinois, Kentucky, Ohio, New York and California. In addition, a number of states in which we operate have allowed the utility to update historical data for some changes that occur for some limited period of time subsequent to the historical test year. This allows the utility to take account of some more current costs or capital investments in the rate-setting process. Examples of these states include New Mexico, Texas, Missouri, Iowa, Virginia, Pennsylvania, Maryland, West Virginia, New Jersey and Arizona.

Another regulatory mechanism to address issues of regulatory lag includes the ability, in some circumstances, to recover in rates a return on utility plant before it is actually in service, instead of capitalizing an allowance for funds used during construction. Examples of states that have allowed such recovery include Iowa, Texas, Pennsylvania, Ohio, Kentucky and California.

As a condition to our acquisition by RWE in 2003, we agreed not to file rate cases in some of the states where our Regulated Businesses operate. As of June 30, 2007, all material rate stay-out provisions had expired. We have four general rate cases pending that were filed in 2006 that would provide $79.1 million in additional annualized revenues, assuming constant sales volumes, if approved as filed. During the first six months of 2007, our subsidiaries have filed general rate cases in seven states that would provide $125.5 million in additional annualized revenues, assuming constant sales volumes, if approved as filed. In the first six months of 2007 we received authorizations for additional annualized revenues from rates of $81.0 million, assuming constant sales volumes. We have filed (or soon will file) general rate cases in six additional states before the end of 2007 that would provide $52.6 million in additional annualized revenues, assuming constant sales volumes, if approved as filed. In addition, we expect to continue to receive additional revenues through infrastructure replacement surcharges. There is no assurance that the complete amount, or any portion thereof, of any requested increases will be granted.

Infrastructure Investment

Over the next five years, we estimate that Company-funded capital investment will total between $4,000 and $4,500 million. We anticipate spending between $700 and $900 million yearly on Company-funded capital investment for the foreseeable future, depending upon the timing of major capital projects. Our capital investment includes both infrastructure renewal programs, where we replace existing infrastructure, as needed, and construction of facilities to meet new customer growth. Over the next five years, we estimate we will invest approximately $1,800 million to replace aging infrastructure including mains, meters, and supply and treatment facilities. We estimate that we will invest approximately $1,300 million in facilities to serve new customer growth over this same period. In addition, we estimate that complying with water quality standards and other regulatory requirements will require approximately $750 million of investment. Projects to enhance system reliability, security and efficiency, or to meet other needs are projected to account for approximately an additional $400 million of investment over this same period.

These capital investments are needed on an ongoing basis to comply with existing and new regulations, renew aging treatment and network assets, provide capacity for new growth and enhance system reliability, security and quality of service. The need for continuous investment presents a challenge due to the potential for regulatory lag, or the delay in recovering our operating expenses and earning an appropriate rate of return of and on our invested capital. Because the decisions of state PUCs and the timing of those decisions can have a significant impact on the operations and earnings of our Regulated Businesses, we maintain a rate case management program guided by the goals of obtaining efficient recovery of costs of capital and utility operation and maintenance costs, including costs incurred for compliance with environmental, health and safety and water quality regulation. We pursue methods to minimize the adverse impact of regulatory lag and have worked with state PUCs and legislatures to implement a number of approaches to achieve this result, including promoting the implementation of forms of forward-looking test years and infrastructure surcharges.

Compliance with Environmental, Health and Safety Standards

Our water and wastewater operations are subject to extensive United States federal, state and local and, in the case of our Canadian operations, Canadian laws and regulations, governing the protection of the environment, health and safety, the quality of the water we deliver to our customers, water allocation rights, and the manner in which we collect, treat and discharge wastewater. These requirements include the Safe Drinking Water Act, the Clean Water Act and similar state and Canadian laws and regulations. We are also required to obtain various environmental permits from regulatory agencies for our operations. State PUCs also set conditions and standards for the water and wastewater services we deliver. We incur substantial costs associated with compliance with environmental, health and safety and water quality regulation to which our Regulated Businesses are subject.

Environmental, health and safety and water quality regulations are complex and change frequently, and they have tended to become more stringent over time. As newer or stricter standards are introduced, they could increase our operating expenses. In the past, we have generally been able to recover expenses associated with compliance for environmental, health and safety standards, but this recovery is affected by regulatory lag.

Production Costs

Our water and wastewater services require significant production inputs and result in significant production costs. These costs include fuel and power, which is used to operate pumps and other equipment, purchased water and chemicals used to treat water and wastewater. We also incur production costs for waste disposal. For 2006, production costs accounted for approximately 14.4% of our total operating costs.

Customer Growth

Customer growth in our Regulated Businesses is driven by (i) organic population growth within our authorized service areas and (ii) by adding new customers to our regulated customer base by acquiring water and wastewater utility systems through acquisitions. Generally, we add customers through tuck-ins of small water and/or wastewater systems, typically serving fewer than 10,000 customers, in close geographic proximity to where we currently operate our Regulated Businesses. We also seek large acquisitions that allow us to acquire multiple water and wastewater utility systems in our existing markets and markets where we currently do not operate our Regulated Businesses. During 2004, 2005, and 2006, we had cash outflows of $1.6 million, $5.0 million and $12.5 million, respectively, for acquisitions of water and wastewater systems which allowed us to expand our regulated customer base. Our most recent significant acquisition was the 2002 purchase of the water and wastewater assets of Citizens Communications Company, adding approximately 342,000 customers in six states in which we had existing operations. We intend to continue to expand our regulated footprint geographically by acquiring water and wastewater systems in our existing markets and some markets in the United States where we do not currently operate our Regulated Businesses. Our experienced development team evaluates potential acquisition targets across the country, particularly in higher-growth areas. Before entering new markets, we will evaluate the regulatory environment to ensure that we will have the opportunity to achieve an appropriate return on our investment while maintaining our high standards for quality, reliability and compliance with environmental, health and safety and water quality standards. These acquisitions may include large acquisitions of companies that have operations in multiple markets. For further information, see “Our Business—Our Regulated Businesses—Acquisitions”.

Declining Water Usage Per Customer

Increased water conservation, including through the use of more efficient household fixtures and appliances among residential consumers, combined with declining household sizes in the United States, has contributed to a trend of declining residential per customer water usage. Because the characteristics of residential water use are driven by many factors, these declining trends will vary by state and service area and change over time. For example, areas with higher per customer residential water use (primarily due to lawn irrigation) will generally have a greater projected decline in the long term since the conservation potential is greater. Our Regulated Businesses are heavily dependent upon operating revenue generated from rates we charge to our residential customers for the volume of water they use. If rate increases authorized by state PUCs or growth in our residential customer base are not sufficient to offset declining revenue caused by this declining usage, this will have a negative impact on our long-term operating revenues.

Weather and Seasonality

Our ability to meet the existing and future water demands of our customers depends on an adequate supply of water. Drought, overuse of sources of water, the protection of threatened species or habitats or other factors may limit the availability of ground and surface water. Also, customer usage of water is affected by weather conditions, in particular during the summer. Our water systems experience higher demand in the summer due to the warmer temperatures and increased usage by customers for lawn irrigation and other outdoor uses. Summer weather that is cooler and wetter than average generally serves to suppress customer water demand, and can have a downward effect on our operating revenue and operating income. Conversely, when weather conditions are extremely dry, our systems may be affected by drought-related warnings and/or water usage restrictions imposed by governmental agencies, also serving to reduce water allocation due to passing-flow requirements, customer demand and operating revenue. These restrictions may be imposed at a regional or state level and may affect our service areas regardless of our readiness to meet unrestricted customer demands.

The geographic diversity of our service areas tends to mitigate some of the effect of weather extremes. In any given summer, some areas are likely to experience drier than average weather while other areas will experience wetter than average weather.

Results of Operations

The following table sets forth our consolidated statement of operations data for the years ended December 31, 2004, 2005, and 2006 and the six months ended June 30, 2006 and 2007:

	For the years ended December 31,			For the six months ended June 30,
	2004	2005	2006	2006	2007
				unaudited	unaudited
	(dollars in thousands except for share and per share data)

Operating revenues	$2,017,871	$2,136,746	$2,093,067	$1,007,691	$1,027,277

Operating expenses
Operation and maintenance	1,121,970	1,201,566	1,174,544	562,072	581,999
Depreciation and amortization	225,260	261,364	259,181	128,728	132,764
General taxes	170,165	183,324	185,065	94,756	93,819
Loss (gain) on sale of assets	(8,611)	(6,517)	79	(1,795)	(6,113)
Impairment charges	78,688	385,434	221,685	—	—

Total operating expenses, net	1,587,472	2,025,171	1,840,554	783,761	802,469

Operating income (loss)	430,399	111,575	252,513	223,930	224,808

Other income (deductions)
Interest	(315,944)	(345,257)	(365,970)	(178,968)	(142,970)
Allowance for other funds used during construction	5,476	5,810	5,980	3,145	3,169
Allowance for borrowed funds used during construction	2,923	2,420	2,652	1,366	1,512
Amortization of debt expense	(3,377)	(4,367)	(5,062)	(1,678)	(2,397)
Preferred dividends of subsidiaries	(410)	(227)	(215)	(112)	(113)
Other, net	6,361	5,895	1,164	528	2,783

Total other income (deductions)	(304,971)	(335,726)	(361,451)	(175,719)	(138,016)

Income (loss) from continuing operations before income taxes	125,428	(224,151)	(108,938)	48,211	86,792

Provision for income taxes	66,328	50,979	46,912	20,056	34,378

Income (loss) from continuing operations	59,100	(275,130)	(155,850)	28,155	52,414
Income (loss) from discontinued operations, net of tax	(124,018)	(49,910)	(6,393)	1,703	(551)

Net income (loss)	$(64,918)	$(325,040)	$(162,243)	$29,858	$51,863

Net income (loss) per common share:
Basic
Income (loss) from continuing operations	$59,100	$(275,130)	$(155,850)	$28,155	$52,414

Income (loss) from discontinued operations, net of tax	$(124,018)	$(49,910)	$(6,393)	$1,703	$(551)

Net income (loss)	$(64,918)	$(325,040)	$(162,243)	$29,858	$51,863

Diluted
Income (loss) from continuing operations	$59,100	$(275,130)	$(155,850)	$28,155	$52,414

Income (loss) discontinued operations, net of tax	$(124,018)	$(49,910)	$(6,393)	$1,703	$(551)

Net income (loss)	$(64,918)	$(325,040)	$(162,243)	$29,858	$51,863

Average common shares outstanding during the period:
Basic	1,000	1,000	1,000	1,000	1,000

Diluted	1,000	1,000	1,000	1,000	1,000

The following table summarizes certain financial information for our Regulated and Non-Regulated Businesses for the periods indicated (without giving effect to inter-segment eliminations):

	For the years ended December 31,						For the six months ended June 30,
	2004		2005		2006		2006		2007
	Regulated Businesses	Non- Regulated Businesses	Regulated Businesses	Non- Regulated Businesses	Regulated Businesses	Non- Regulated Businesses	Regulated Businesses	Non- Regulated Businesses	Regulated Businesses	Non- Regulated Businesses
							(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(dollars in thousands)
Operating revenues	$1,748,004	$290,037	$1,836,061	$310,771	$1,854,618	$248,451	$883,017	$129,428	$927,910	$106,960
Adjusted EBIT[1]	$482,127	$17,117	$469,921	$(106)	$468,701	$(4,725)	$220,555	$342	$210,052	$14,031

(1)	Refer to Note 21 of the audited consolidated financial statements for the Company’s definition of Adjusted EBIT.

Our primary business involves the ownership of water and wastewater utilities that provide water and wastewater services to residential, commercial and industrial customers. As such, our results of operations are significantly impacted by rates authorized by the state PUCs in the states in which we operate. The table below details the annualized revenues (assuming constant sales volumes) resulting from rate authorizations, including distribution infrastructure and other surcharges, granted in 2004, 2005, 2006 and through June 30, 2007.

	Annualized Rate Increases Granted
	During the years
	2004	2005	2006	2007
	(dollars in millions)
State
New Jersey	$29.7	$—	$—	$56.2
Pennsylvania	28.6	5.8	8.0	6.6
Missouri	(0.4)	—	6.8	2.6
Illinois	—	—	0.9	1.7
Indiana	2.7	0.9	1.8	—
California	7.2	8.4	15.1	0.5
West Virginia	1.8	10.0	—	—
Other	9.5	9.9	8.7	13.4

Total	$79.1	$35.0	$41.3	$81.0

Comparison of Results of Operations for the Six Months Ended June 30, 2007 to the Six Months Ended June 30, 2006

Operating revenues. Our consolidated operating revenues increased $19.6 million, or 1.9%, from $1,007.7 million for the six months ended June 30, 2006, to $1,027.3 million for the six months ended June 30, 2007. An increase in operating revenues for our Regulated Businesses was somewhat offset by a decrease in operating revenues for our Non-Regulated Businesses. The increase in the Regulated Businesses operating revenues was primarily due to rate increases obtained through general rate cases in New Jersey, California, Arizona and other states, totaling approximately $26.5 million. In addition, rate increases obtained through infrastructure surcharges, primarily in Pennsylvania, Missouri, Illinois and Indiana, totaled approximately $8.0 million. Water service operating revenues increased due to growth of 0.9% in our Regulated Businesses customer base. Water sales volume associated with existing customers increased by 0.4% for our Regulated Businesses.

The following table sets forth the percentage of our Regulated Businesses operating revenues and water sales volume by customer class:

	For the six months ended June 30,
	Operating Revenues		Water Sales Volume
	2006	2007	2006	2007
Water service:
Residential	57.3%	57.7%	51.6%	52.3%
Commercial	19.5%	19.0%	21.9%	21.8%
Industrial	5.1%	5.0%	11.1%	10.8%
Public and other	13.1%	12.6%	15.4%	15.1%
Other water revenues	1.1%	1.7%	—	—

Total water revenues	96.1%	96.0%	100.0%	100.0%

Wastewater service	3.7%	3.8%
Management fees	0.2%	0.2%

	100.0%	100.0%

Water Services—Water service operating revenues from residential customers for the six months ended June 30, 2007 amounted to $535.3 million, a 5.9% increase over the same period in 2006 primarily due to rate increases and changes in sales volume. The volume of water sold to residential customers increased by 2.2% for the six months ended June 30, 2007 to 99.1 billion gallons, from 96.9 billion gallons for the same period in 2006.

Water service operating revenues from commercial customers for the six months ended June 30, 2007 amounted to $176.0 million, a 2.3% increase over the same period in 2006, primarily due to rate increases and changes in sales volume. The volume of water sold to commercial customers increased by 0.5% for the six months ended June 30, 2007 to 41.3 billion gallons, from 41.1 billion gallons for the same period in 2006.

Water service operating revenues from industrial customers for the six months ended June 30, 2007 amounted to $46.1 million, a 3.0% increase over the same period in 2006, primarily due to rate increases and changes in sales volume. The volume of water sold to industrial customers decreased by 2.0% for the six months ended June 30, 2007 to 20.5 billion gallons, from 20.9 billion gallons for the same period in 2006.

Water service operating revenues from public and other customers for the six months ended June 30, 2007 amounted to $116.7 million, a 0.6% increase over the same period in 2006. Water service operating revenues from municipal governments for fire protection services and customers requiring special private fire service facilities for the six months ended June 30, 2007 amounted to $49.2 million, a 2.0% decrease over the same period in 2006. Water service operating revenues from governmental entities and resale customers for the six months ended June 30, 2007 amounted to $67.5 million, a 2.6% increase over the same period in 2006.

Wastewater Services—Our subsidiaries provide wastewater services in 11 states. Operating revenues from these services increased by 7.9% to $35.4 million for the six months ended June 30, 2007, from $32.8 million for the same period in 2006. The increases were attributable to rate increases and customer growth in our service areas.

Our Non-Regulated Businesses operating revenues decreased by $22.4 million, or 17.3%, from $129.4 million for the six months ended June 30, 2006 to $107.0 million for the six months ended June 30, 2007. The decline was primarily attributable to the inclusion in 2006 of approximately $28.5 million in operating revenues for work performed under a contract to design and build the Lake Pleasant Water Treatment Plant in Phoenix, Arizona. The decrease in our Non-Regulated Businesses operating revenues also reflects operating contracts that ended during 2006. These decreases were partially offset by expansion into new geographic markets by the Homeowners Services Group (Virginia and Trenton, New Jersey) and a new contract awarded to American Water Enterprises in Fillmore, California for a design and build project.

Operation and maintenance. Our consolidated operation and maintenance expense increased $19.9 million, or 3.5%, from $562.1 million for the six months ended June 30, 2006, to $582.0 million for the six months ended June 30, 2007.

Operation and maintenance expense by major category was as follows:

	For the six months ended June 30,
	2006	2007
	(dollars in thousands)
Production costs	$121,431	$131,397
Employee-related costs	205,853	223,262
Operating supplies and services	142,380	134,166
Maintenance materials and services	44,078	54,703
Customer billing and accounting	25,430	17,473
Other	22,900	20,998

Total	$562,072	$581,999

Production costs, including fuel and power, purchased water, chemicals and waste disposal increased by 8.2% for the six months ended June 30, 2007 compared to the same period in 2006. The increase was primarily attributable to higher energy costs, which are mainly due to increased production, as well as higher electricity prices as rate freezes resulting from electricity deregulation expired in some states in which we operate.

Employee-related costs including wage and salary, group insurance, and pension expense increased by 8.5% for the six months ended June 30, 2007 compared to the same period in 2006. These costs represented 36.6%, and 38.4% of operation and maintenance expense for the six months ended June 30, 2006 and 2007, respectively. The increase in 2007 was due to higher wage, salary and group insurance expenses in our Regulated Businesses, primarily resulting from an increase in the number of employees and wage rate increases. This increase was offset by a reduction in pension expense. Pension expense in excess of the amount contributed to the pension plans is deferred by some of our regulated subsidiaries pending future recovery in rates as contributions are made to the plans. The decrease is primarily attributable to lower pension expense for those regulated subsidiaries as a result of reduced pension contributions. In addition, pension expense for the six months ended June 30, 2006 included additional pension expense due to curtailment charges.

Operating supplies and services include the day-to-day expenses of office operation, legal and other professional services, as well as information systems and other office equipment and facility rental charges. For the six months ended June 30, 2007, these costs decreased by 5.8% compared to the same period in 2006. A significant factor contributing to the decrease was approximately $27.6 million of expenses associated with the design and build of the Lake Pleasant Water Treatment Plant in Phoenix, Arizona which were included in operating supplies and services for the six months ended June 30, 2006. The decrease also reflects Non-Regulated Businesses operating contracts that ended during 2006, and a decline in design and build activity by the Applied Water Management Group due to a downturn in new home construction. In addition, offsetting the decrease was additional expense associated with several new operating contracts and expansion into new markets by the Homeowner Services Group.

Offsetting the decline in Non-Regulated Businesses operating supplies and services was an increase in accounting, legal and consulting costs. Our remediation efforts in connection with the Sarbanes-Oxley Act resulted in an increase of $14.6 million for the six months ended June 30, 2007, as compared to the same period in 2006. Transportation costs for the six months ended June 30, 2007 increased by $2.4 million due to increased vehicle leasing costs and higher gasoline prices. Also included in the six months ended June 30, 2006 was a recovery of $2.4 million previously disallowed in the regulatory process by our Indiana subsidiary. Expenses related to the RWE Divestiture were $2.3 million lower for the six months ended June 30, 2007 than in the same period in 2006 as regulatory approval activity related to the divestiture declined.

Maintenance materials and services, which include emergency repairs as well as costs for preventive maintenance, increased by 24.1% for the six months ended June 30, 2007 compared to the same period in 2006. This increase was primarily the result of a larger number of main breaks in the first quarter of 2007 compared to the first quarter of 2006 experienced by several of our operating subsidiaries due to winter weather conditions.

Customer billing and accounting expenses decreased by 31.3% for the six months ended June 30, 2007 compared to the same period in 2006. Lower uncollectible accounts expense by our regulated subsidiaries as a result of an increased focus on collection of past due accounts contributed to the decrease.

Other operation and maintenance expenses include casualty and liability insurance premiums and regulatory costs. These costs decreased by 8.3% in 2007 primarily due to a reduction in insurance cost resulting from favorable claims experience.

Depreciation and amortization. Our consolidated depreciation and amortization expense increased $4.1 million, or 3.2%, from $128.7 million for the six months ended June 30, 2006, to $132.8 million for the six months ended June 30, 2007. The increase was primarily due to property placed in service, net of retirements, of approximately $319.9 million as a result of an increased focus on infrastructure spending mainly in our Regulated Businesses.

General taxes. Our consolidated general taxes expense, which includes taxes for property, payroll, gross receipts and other miscellaneous items, decreased $1.0 million, or 1.1%, from $94.8 million for the six months ended June 30, 2006, to $93.8 million for the six months ended June 30, 2007. The decrease was primarily due to lower taxes for expatriates because employees seconded by Thames Water to American Water were no longer employed by American Water in 2007.

Loss (gain) on sale of assets. Our consolidated gain on sale of assets increased $4.3 million, or 238.9%, from $(1.8) million for the six months ended June 30, 2006, to $(6.1) million for the six months ended June 30, 2007. This line of our Statement of Operations represents loss (gain) on non-recurring sales of assets not needed in our utility operations.

Other income (deductions). Interest expense, the primary component of our consolidated other income (deductions), decreased $36.0 million, or 20.1%, from $179.0 million for the six months ended June 30, 2006, to $143.0 million for the six months ended June 30, 2007. The decline was primarily due to the repayment of outstanding debt with new equity contributions from RWE in order to establish a capital structure that is consistent with other regulated utilities and also to meet the capital structure expectations of various state regulatory commissions. This decrease was offset slightly by an increase in interest expense of our Regulated Businesses of $7.4 million mainly due to increased borrowings to fund capital programs.

Provision for income taxes. Our consolidated provision for income taxes increased $14.3 million, or 71.1%, from $20.1 million for the six months ended June 30, 2006, to $34.4 million for the six months ended June 30, 2007. The increase reflects a 80.0% increase in pre-tax income for the six months ended June 30, 2007, as compared with the same period in 2006. The effective tax rates for the six months ended June 30, 2006 and 2007 were 41.6% and 39.6% respectively.

Net income (loss). Our consolidated net income including results from discontinued operations increased $22.0 million, or 73.6%, from $29.9 million for the six months ended June 30, 2006, to $51.9 million for the six months ended June 30, 2007. The increase is the result of the changes discussed above.

Comparison of Results of Operations for the Years Ended December 31, 2006 and 2005

Operating revenues. Our consolidated operating revenues decreased $43.6 million, or 2.0%, from $2,136.7 million for 2005 to $2,093.1 million for 2006. A decline in operating revenues associated with our Non-Regulated Businesses was partially offset by an overall increase in operating revenues from our Regulated Businesses.

Operating revenues from our Regulated Businesses increased by $18.6 million in 2006 compared to 2005, even with a 2.0% decline in water sales volume primarily due to weather fluctuations in 2006, as compared to 2005. The increase was primarily due to rate increases obtained through general rate cases in Arizona, California and New York as well as other states totaling $12.4 million. In addition, infrastructure surcharges in Pennsylvania, Missouri, Indiana, Illinois, and Ohio provided $13.7 million in additional operating revenues. Operating revenue also increased due to the addition of approximately 1.5%, or 51,000 customers, in our Regulated Businesses customer base through small acquisitions to our service areas and through growth in existing service areas.

The following table sets forth the percentage of our Regulated Businesses operating revenues and water sales volume by customer class:

	For the years ended December 31,
	Operating Revenues		Water Sales Volume
	2005	2006	2005	2006
Water service:
Residential	58.2%	57.6%	52.4%	52.1%
Commercial	19.3%	19.6%	21.9%	22.0%
Industrial	5.3%	5.0%	10.6%	10.6%
Public and other	12.2%	12.5%	15.1%	15.3%
Other water revenues	1.4%	1.4%	—	—

Total water revenues	96.4%	96.1%	100.0%	100.0%

Wastewater service	3.4%	3.7%
Management fees	0.2%	0.2%

	100.0%	100.0%

Water Services—Water service operating revenues from residential customers in 2006 amounted to $1,068.2 million, relatively unchanged from 2005, as rate increases offset changes in sales volume. The volume of water sold to residential customers decreased by 2.5% in 2006 to 217.2 billion gallons, from 222.8 billion gallons for 2005.

Water service operating revenues from commercial customers in 2006 amounted to $362.7 million, a 2.5% increase over 2005, primarily due to rate increases and changes in sales volume. The volume of water sold to commercial customers decreased by 1.7% in 2006 to 91.6 billion gallons, from 93.2 billion gallons for 2005.

Water service operating revenues from industrial customers in 2006 amounted to $92.0 million, a 5.4% decrease over 2005, primarily due to rate increases and changes in sales volume. The volume of water sold to industrial customers decreased by 1.8% in 2006 to 44.4 billion gallons, from 45.2 billion gallons for 2005.

Water service operating revenues from public and other customers for 2006 amounted to $231.5 million, a 3.6% increase over 2005 primarily due to rate increases and changes in sales volume. Water service operating revenues from municipal governments for fire protection services and customers requiring special private fire service facilities for 2006 amounted to $98.5 million, a 9.6% increase from 2005. Water service operating revenues from governmental entities and resale customers 2006 amounted to $133.0 million, a 0.4% decrease from 2005.

Wastewater Services—Our subsidiaries provide wastewater services in 11 states. Operating revenues from these services increased by 8.1% to $68.1 million for 2006, from $63.0 million for 2005. The increases were attributable to rate increases and customer growth in our service areas.

Non-Regulated Businesses operating revenues decreased by $62.3 million, or 20.0% from $310.8 million for 2005 to $248.5 million for 2006. The decrease was primarily due to a decline of approximately $63.4 million in operating revenue for work performed under a contract to design and build the Lake Pleasant Water Treatment Plant in Phoenix, Arizona. The decrease in operating revenues also reflects the cessation of some operating contracts that ended during fiscal 2006. Partially offsetting the decrease was expansion into new markets by the Applied Water Management Group and the Homeowner Services Group, as well as increased revenues from some O&M contracts and a new contract in Fillmore, California for a design and build project.

Operation and maintenance. Our consolidated operation and maintenance expense decreased $27.1 million, or 2.3%, from $1,201.6 million for 2005, to $1,174.5 million for 2006.

Operation and maintenance expense by major category was as follows:

	For the years ended December 31,
	2005	2006
	(dollars in thousands)
Production costs	$262,629	$264,385
Employee-related costs	408,834	446,231
Operating supplies and services	338,052	268,199
Maintenance materials and services	97,866	96,502
Customer billing and accounting	44,413	55,601
Other	49,772	43,626

Total	$1,201,566	$1,174,544

Production costs, including fuel and power, purchased water, chemicals and waste disposal, increased by 0.7% in 2006 compared to 2005. Increases in chemical prices and energy costs in our Regulated Businesses were the principal drivers of the increase, mitigated by the overall decline in water sales and decreases in costs resulting from reduced Non-Regulated Businesses activities. Energy costs increased due to higher electricity prices as rate freezes resulting from electricity deregulation expired in some states in which we operate. The unit cost of water produced was up 7.3% in 2006 compared to 2005.

Employee-related costs include wage and salary, group insurance, pension expense and expenses related to our long-term incentive plan, referred to as the LTIP, for certain key employees. These costs represented 38.0% of operation and maintenance expense in 2006 and increased 9.1% in 2006 as compared to 2005. Wage and salary expenses were up $22.2 million, or 6.9%, in 2006 due to salary increases and workforce additions. The LTIP accounted for $3.1 million of the increase. Group insurance expense, which includes the cost of providing current health care and life insurance benefits as well as the expected cost of providing postretirement benefits, increased 15.1% in 2006 as a result of workforce additions and higher group insurance premiums associated with our active employees. In addition, the cost accrued for postretirement benefits in 2006 also increased due to lower than expected returns on plan assets and a decrease in the discount rate actuarial assumption. Pension expense increased by 32.5% in 2006 compared to 2005, due to lower than expected returns on plan assets and a decrease in the discount rate actuarial assumption. Additionally, our contributions to a defined contribution plan for employees increased over 2005 as the number of program participants increased.

Operating supplies and services include the day-to-day expenses of office operation, legal and other professional services, as well as information systems and other office equipment and facility rental charges. These costs decreased by 20.7% in 2006 compared to 2005. The expenses in this category include rents, general office expense, and other miscellaneous expenses. A significant factor contributing to the decrease was approximately $63.0 million of expenses associated with the timing of project activity for the design and build of the Lake Pleasant Water Treatment Plant in Phoenix, Arizona. The majority of the project activity occurred during 2005. These Non-Regulated Businesses operating expenses also decreased as a result of the aforementioned operating and maintenance contracts that ended during 2006. These cost reductions were offset by additional expenses related to expansion into new markets by the Applied Water Management Group and Homeowner Services Group, as well as costs associated with several new O&M contracts. These changes resulted in a decrease of $54.0 million in operating supplies and services by our Non-Regulated Businesses in 2006 as compared to 2005.

In addition to the decline in our Non-Regulated Businesses operating supplies and services, there was a decrease in accounting, legal and consulting costs in 2006. A significant portion of the decrease was due to lower management charges allocated from Thames Water of $9.1 million in 2006 as compared to 2005 and a recovery of $2.4 million previously disallowed in the regulatory process for our Indiana subsidiary. During 2005, the Company also recorded $3.5 million in expense relating to a special program established to protect the environment along the central coastal area of California. In addition, there was a decrease of $3.9 million relating to costs incurred in 2005 that were subsequently not allowed to be recovered in rates at our Kentucky subsidiary. These decreases were offset by higher expenses related to the RWE Divestiture of $7.4 million and increased costs related to the Company’s compliance with the Sarbanes-Oxley Act of $3.8 million from 2005 to 2006.

Maintenance materials and services, which include emergency repairs as well as costs for preventive maintenance, decreased by 1.4% in 2006 compared to 2005. The cessation of some O&M contracts managed by our Non-Regulated Businesses was the primary reason for this decrease.

Customer billing and accounting expenses increased by 25.2% in 2006 compared to 2005, due to higher uncollectible expense due to a decline in the quality of our customer accounts receivable, increases in postage costs to mail customer bills and an increased number of bills being sent as a result of customer growth.

Other operation and maintenance expenses include casualty and liability insurance premiums and regulatory costs. Total other costs decreased in 2006 by 12.3% from 2005, due to improved claims experience following an increase in 2005. Regulatory costs increased during 2006 due to increased regulatory filings by our subsidiaries.

Depreciation and amortization. Our consolidated depreciation and amortization expense decreased $2.2 million, or 0.8%, from $261.4 million for 2005, to $259.2 million for 2006. The decrease was primarily due to a write-off in 2005 of $21.6 million associated with an abandoned information technology project. This decrease was offset by an increase in depreciation expense due to property placed in service, net of retirements, of $697.1 million as a result of infrastructure replacement in our Regulated Businesses.

General taxes. Our consolidated general taxes expense, which includes taxes for property, payroll, gross receipts and other miscellaneous items, was relatively unchanged from $183.3 million for 2005 to $185.1 million for 2006. The increase was primarily due to higher gross receipts taxes as a result of increased Regulated Businesses operating revenues. Gross receipts and franchise taxes that vary based on operating revenues were higher by 7.5% in 2006 compared to 2005. Property and capital stock taxes that are assessed on the basis of tax values assigned to assets and capitalization were down 3% in 2006 compared to 2005 due to property tax appeals and dispositions.

Loss (gain) on sale of assets. Our consolidated gain on sale of assets was $(6.5) million for 2005, compared to a loss on sale of assets of $0.1 million for 2006. The decrease in 2006 was primarily due to the fact that 2005 included sales of various properties and investments not needed in our utility operations.

Impairment charges. Our consolidated impairment charges were $385.4 million for 2005 and $221.7 million for 2006. The 2005 impairment charge was primarily the result of a change in our strategic business plan for our Non-Regulated Businesses and lower margins than previously forecasted in our Regulated Businesses. The 2006 impairment charge was primarily attributable to higher interest rates in our Regulated Businesses and a change in the potential net realizable value of our Non-Regulated Businesses.

Other income (deductions). Interest expense, the primary component of our consolidated other income (deductions), increased $20.7 million, or 6.0%, from $345.3 million for 2005 to $366.0 million for 2006. This increase was primarily due to higher interest rates for new debt issuances, mitigated by overall reduced borrowings as a result of repaying outstanding debt with new equity contributions.

Provision for income taxes. Our consolidated provision for income taxes decreased $4.1 million, or 8.0%, from $51.0 million for 2005, to $46.9 million for 2006. The decrease was primarily due to the mix of taxable income by jurisdiction.

Net income (loss). Our consolidated net (loss), including results from discontinued operations, decreased $162.8 million, or 50.1%, from $(325.0) million for 2005, to $(162.2) million for 2006. The decrease was primarily due to the changes discussed above.

Comparison of Results of Operations for December 31, 2005 and 2004

Operating revenues. Our consolidated operating revenues increased $118.8 million, or 5.9%, from $2,017.9 million for 2004 to $2,136.7 million for 2005. The increase was primarily due to increased water sales volume of 3.1% from existing customers, increased customer growth, and the effects of rate increases granted to our regulated subsidiaries. In addition, revenues from our Non-Regulated Businesses increased primarily due to the timing of work performed on a design and build contract and expansion into new markets by Applied Water Management Group and Homeowner Services Group, offset in part by the cessation of some operations contracts.

Operating revenues from our Regulated Businesses increased $88.1 million, or 5.0%, from $1,748.0 million for 2004 to $1,836.1 million for 2005. The increase was primarily due to rate increases from general rate cases in California, Kentucky, New Jersey, New York, Pennsylvania and West Virginia as well as other states totaling $34.6 million. In addition, infrastructure related provisions in Indiana, Ohio and Pennsylvania provided $6.5 million in additional operating revenues. Operating revenues also increased due to the addition of nearly 38,000 new customers and a 2.6% increase in water sales volume from existing customers over 2004 due to favorable weather conditions in the summer of 2005.

The following table sets forth the percentage of our Regulated Businesses operating revenues and water volume by customer class:

	For the years ended December 31,
	Operating Revenues		Water Sales Volume
	2004	2005	2004	2005
Water service:
Residential	57.6%	58.2%	50.6%	52.4%
Commercial	19.5%	19.3%	23.2%	21.9%
Industrial	5.7%	5.3%	10.9%	10.6%
Public and other	12.5%	12.2%	15.3%	15.1%
Other water revenues	1.2%	1.4%	—	—

Total water revenues	96.5%	96.4%	100.0%	100.0%

Wastewater service	3.3%	3.4%
Management fees	0.2%	0.2%

	100.0%	100.0%

Water Services—Water service operating revenues from residential customers in 2005 amounted to $1,068.1 million, a 6.1% increase over those for 2004 primarily due to rate increases and changes in sales volume. The volume of water sold to residential customers increased by 7.2% in 2005 to 222.8 billion gallons, from 207.8 billion gallons for 2004.

Water service operating revenues from commercial customers in 2005 amounted to $353.7 million, a 3.9% increase over 2004 primarily due to rate increases and changes in sales volume. The volume of water sold to commercial customers decreased by 2.0% in 2005 to 93.2 billion gallons, from 95.1 billion gallons for 2004.

Water service operating revenues from industrial customers in 2005 amounted to $97.2 million, a 2.6% decrease over 2004 primarily due to rate increases and changes in sales volume. The volume of water sold to industrial customers increased by 0.9% in 2005 to 45.2 billion gallons from 44.8 billion gallons for 2004.

Water service operating revenues from public and other customers for 2005 amounted to $223.4 million, a 2.4% increase over 2004 primarily due to rate increases and changes in sales volume. Water service operating revenues from municipal governments for fire protection services and customers requiring special private fire service facilities for 2005 amounted to $89.9 million, a 4.1% decrease over 2004. Water service operating revenues from governmental entities and resale customers in 2005 amounted to $133.5 million, an 7.4% increase over 2004.

Wastewater Services—Our subsidiaries provide wastewater services in 11 states. Operating revenues from these services increased by 9.8% to $63.0 million for 2005, from $57.4 million for 2004. The increases were attributable to rate increases and customer growth in our service areas.

Operating Revenues for our Non-Regulated Businesses increased $20.8 million, or 7.2%, from $290.0 million for 2004, to $310.8 million for 2005. The increase was primarily for work performed on the design and build of the Lake Pleasant Water Treatment Plant in Phoenix, Arizona. This resulted in approximately $50.3 million in additional operating revenues. The increase was somewhat offset by work performed on the design and build of a wastewater plant adjoining existing facilities at Camp Creek in Fulton County, Georgia of approximately $28.6 million. The increase in operating revenues also includes expansion into new markets by the Applied Water Management Group and Homeowner Services Group and general price increases in operating contracts for 2005, partly offset by operation and maintenance contracts that ended in 2005. Offsetting these increases were lower production costs from the Non-Regulated Businesses primarily due to operating contracts that ended in 2005.

Operation and maintenance. Our consolidated operation and maintenance expense increased $79.6 million or 7.1%, from $1,122.0 million for 2004 to $1,201.6 million for 2005.

Operation and maintenance expense by major category was as follows:

	Year ended December 31,
	2004	2005
	(dollars in thousands)
Production costs	$248,487	$262,629
Employee-related costs	407,661	408,834
Operating supplies and services	289,329	338,052
Maintenance materials and services	90,620	97,866
Customer billing and accounting	42,460	44,413
Other	43,413	49,772

Total	$1,121,970	$1,201,566

Production costs, including fuel and power, purchased water, chemicals and waste disposal, increased by 5.7% in 2005 compared to 2004. Higher chemical prices and energy costs were the principal drivers of the increase, along with the incremental costs associated with increased sales volume. Offsetting these increases were lower production costs from the Non-Regulated Businesses primarily due to operating contracts that ended in 2005.

Employee-related costs include wage and salary, group insurance, and pension expense. These costs increased 0.3% in 2005 compared to 2004. Wage and salary expense decreased by 1.2% in 2005 compared to 2004. Group insurance expense increased by 6.5% in 2005 compared to 2004. The total expense in 2004 was higher than normal as a result of severance and other compensation related costs associated with organizational restructuring during that year. Pension expense increased by 1.9% in 2005 compared to 2004. The increase was due primarily to a decrease in the discount rate actuarial assumption. Pension expense in excess of the amount contributed to the pension plans is deferred by some regulated subsidiaries pending future recovery in rates charged for water services as contributions are made to the plans.

Operating supplies and services include the day-to-day expenses of office operation, legal and other professional services, as well as information systems and other office equipment and facility rental charges. These costs increased by 16.8% in 2005 compared to 2004. The increase in operating expense in 2005 compared to 2004 for our Non-Regulated Businesses was mainly attributable to approximately $49.8 million of costs associated with the Lake Pleasant Water Treatment Plant in Phoenix, Arizona. The additional increase can be attributed to a number of items, including increased costs due to the expansion into new markets by the Applied Water Management Group and Homeowner Services Group, increased business development costs due to enhanced emphasis on exploring potential business growth opportunities and higher administrative costs associated with a management restructuring of our contract operations. Offsetting these expenses were lower costs related to the Camp Creek project in Fulton County, Georgia of approximately $27.6 million. Operating supplies and services expenses also decreased as a result of the contracts that ended during 2005, partially offset by the new contracts awarded and Consumer Price Index increases in existing contracts.

In addition to the increase in Non-Regulated Businesses operating supplies and services, a portion of the increase was due to higher management charges allocated from Thames Water of $2.4 million in 2005 as compared to 2004. During 2005, we also recorded $3.5 million in expense relating to a special program established to protect the environment along the central coastal area of California.

Maintenance materials and services, which include emergency repairs as well as costs for preventive maintenance, increased by 8.0% in 2005 compared to 2004. The increase was primarily due to costs associated with main breaks, as well as tank painting.

Customer billing and accounting expenses increased by 4.6% in 2005 compared to 2004, due to higher uncollectible expense resulting from a decline in the quality of our customer accounts receivable, increases in postage costs to mail customer bills and an increase in the number of bills mailed as a result of customer growth.

Other operation and maintenance expenses increased by 14.6% in 2005 compared to 2004. These expenses include casualty and liability insurance premiums and regulatory costs. Casualty and liability insurance increased based on claims experience. Regulatory costs increased during 2005 compared to 2004 due to increased regulatory filings by our subsidiaries.

Depreciation and amortization. Our consolidated depreciation and amortization expense increased $36.1 million, or 16.0%, from $225.3 million for 2004, to $261.4 million for 2005. The increase was primarily due to a write-off in 2005 of $21.6 million associated with an abandoned information technology project. In addition, the increase was due to increased property placed in service, net of retirements, of $515.1 million as a result of infrastructure replacement in our Regulated Businesses.

General taxes. Our consolidated general taxes expense, which includes taxes for property, payroll, gross receipts and other miscellaneous items, increased $13.1 million, or 7.7%, from $170.2 million for 2004, to $183.3 million for 2005. The increase was primarily due to a 9.7% increase in our Regulated Businesses gross receipts and franchise taxes driven by increased operating revenues, as well as a 3% increase in regulated property and capital stock taxes.

Loss (gain) on sale of assets. Our consolidated gain on sale of assets was ($8.6) million for 2004, compared to ($6.5) million for 2005. This line of our Statement of Operations represents loss (gain) on non-recurring sales of assets not needed in our utility operations.

Impairment charges. Our consolidated impairment charges were $78.7 million for 2004 and $385.4 million for 2005. The 2004 impairment charge was for our Non-Regulated Businesses and was primarily attributable to lower than expected growth and slower development compared with original expectations. The 2005 impairment charge was primarily the result of a change in our strategic business plan for our Non-Regulated Businesses and lower margins than previously forecasted in our Regulated Businesses.

Other income (deductions). Interest expense, the primary component of our consolidated other income (deductions), increased $29.4 million, or 9.3%, from $315.9 million for 2004, to $345.3 million for 2005. A portion of this increase is due to the fact that 2004 interest expense included an offsetting gain of $11.4 million resulting from an early extinguishment of debt. The remaining increase in interest expense was the result of additional borrowings from the regulated subsidiaries and additional interest expense of $7.1 million associated with the Company’s long-term borrowings from RWE.

Provision for income taxes. Our consolidated provision for income taxes expense decreased $15.3 million, or 23.1%, from $66.3 million for 2004, to $51.0 million for 2005.

Net income (loss). Our consolidated net (loss), including results from discontinued operations, increased $260.1 million, or 400.8%, from $(64.9) million for 2004, to $(325.0) million for 2005. The increase was due to the changes discussed above, as well as a $74.1 million reduction in our loss from discontinued operations.

Liquidity and Capital Resources

Our business is capital intensive and requires considerable capital resources. A portion of these capital resources are provided by internally generated cash flows from operations. When necessary, we obtain funds from external sources in the capital markets and through bank borrowings. Our access to external financing on reasonable terms depends on our credit ratings and current business conditions, including that of the water utility industry in general. If these conditions deteriorate to the extent that we no longer have access to the capital markets at reasonable terms, we have access to revolving credit facilities with aggregate bank commitments of $810.0 million that we currently utilize to support our commercial paper programs and to issue letters of credit. See “—Credit Facilities and Short-Term Debt.”

In addition, our regulated utility subsidiaries receive advances and contributions from customers, home builders and real estate developers to fund construction necessary to extend service to new areas. Advances for construction are refundable for limited periods, which vary according to state regulations, as new customers begin to receive service or other contractual obligations are fulfilled. Amounts which are no longer refundable are reclassified to contributions in aid of construction. Utility plant funded by advances and contributions is excluded from rate base. Generally, we depreciate contributed property and amortize contributions in aid of construction at the composite rate of the related property. Some of our subsidiaries do not depreciate contributed property, based on regulatory guidelines.

We use our capital resources, including cash, to (i) fund capital requirements, including construction expenditures, (ii) pay off maturing debt, (iii) pay dividends, (iv) fund pension obligations and (v) invest in new and existing ventures. We spend a significant amount of cash on construction projects that have a long-term return on investment. Additionally, we operate in rate-regulated environments in which the amount of new investment recovery may be limited, and where such recovery takes place over an extended period of time, as our recovery is subject to regulatory lag. See “Business—Regulation—Economic Regulation.” As a result of these factors, our working capital, defined as current assets less current liabilities, as of June 30, 2007, is in a net deficit position.

To maintain our capital structure, we intend to refinance maturing long-term debt during 2007 with proceeds of future external debt offerings. Prior to the consummation of the concurrent initial public offering, we intend to use the proceeds from the issuance of approximately $1,500.0 million aggregate principle amount of senior notes together with commercial paper and excess cash to fund the early redemption of $1,750.0 million of preferred stock and the repayment of $222.0 million aggregate principal amount of the RWE notes. In addition, we intend to use the approximately $500.0 million of proceeds from the issuance of the equity units to fund the repayment of commercial paper borrowed to repay the preferred stock owed to RWE and the RWE notes, with the balance of excess cash used to fund general working capital requirements. Future acquisitions that we may undertake may involve external debt financing or the issuance of additional common stock.

We expect to fund future maturities of long-term debt through a combination of external debt and cash flow from operations. We have no plans to reduce debt significantly.

Cash Flows from Operating Activities

Our future cash flows from operating activities will be affected by economic utility regulation; infrastructure investment; inflation; compliance with environmental, health and safety standards; production costs; customer growth; and declining per customer usage of water; and weather and seasonality. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting our Results of Operations.”

Cash flows from operating activities have been a reliable, steady source of cash flow, sufficient to meet operating requirements and a portion of our capital expenditures requirements. We expect to have to access debt and equity capital markets to meet the balance of our capital expenditure requirements. There can be no assurance that we will be able to successfully access such markets on favorable terms or at all. Operating cash flows can be negatively affected by changes in our rate regulatory environments. Taking into account the factors noted above, we also obtain cash from non-operating sources such as the proceeds from debt issuances, customer advances and contributions in aid of construction and equity offerings.

The following table provides a summary of the major items affecting our cash flows from operating activities for the periods indicated:

	Year ended December 31,			Six months ended June 30,
	2004	2005	2006	2006	2007
	(dollars in thousands)
Net income (loss)	$(64,918)	$(325,040)	$(162,243)	$29,858	$51,863
Add (subtract):
Non-cash operating activities(1)	560,135	799,127	582,569	141,285	143,622
Income taxes, paid net of refunds	(18,109)	(43,694)	(11,633)	(6,389)	8,967
Changes in working capital and other noncurrent assets and liabilities(2)	28,365	148,288	(3,454)	(57,472)	(36,564)
Pension and postretirement healthcare contributions	(47,065)	(53,246)	(81,491)	(40,559)	(31,707)

Net cash flows provided by operations	$458,408	$525,435	$323,748	$66,723	$136,181

(1)	Includes (gain) loss on sale of businesses, depreciation and amortization, impairment charges, removal costs net of salvage, provision for deferred income taxes, amortization of deferred investment tax credits, provision for losses on utility accounts receivable, allowance for other funds used during construction, employee benefit expenses greater (less) than funding, (gain) loss on sale of assets, deferred regulatory costs, amortization of deferred charges and other non-cash items, net, less income taxes and pension and postretirement healthcare contributions.

(2)	Changes in working capital and other noncurrent assets and liabilities include the changes to accounts receivable and unbilled utility revenue, other current assets, accounts payable, interest accrued and other current liabilities.

The decrease in cash flows from operations during 2006 versus 2005 was primarily the result of higher contributions to pension and postretirement healthcare trusts and higher taxes paid. Excluding these items, changes in our cash flows from operating activities were generally consistent with changes in the results of operations as adjusted by changes in working capital in the normal course of business.

The increase in cash flow from operations during 2005 versus 2004 was primarily due to improvements in working capital driven mainly by the changes in accounts receivable and unbilled utility revenues. This improvement was offset in part by higher contributions to pension and postretirement healthcare trusts and higher taxes paid.

The increase in cash flow from operations during the six months ended June 30, 2007 versus the same period for 2006 was primarily due to greater net income and improvements in working capital. Also adding to the improved cash flow for this period were the lower contributions to pension and postretirement healthcare trusts than made in the same period for the prior year.

Cash Flows from Investing Activities

Cash flows used in investing activities were as follows for the periods indicated:

	Year ended December 31,			Six months ended June 30,
	2004	2005	2006	2006	2007
	(dollars in thousands)
Construction expenditures	$(546,241)	$(558,446)	$(688,843)	$(235,818)	$(307,726)
Other Investing activities, net(1)	338	28,281	(2,595)	(5,906)	28,285

Net cash flows used in investing activities	$(545,903)	$(530,165)	$(691,438)	$(241,724)	$(279,441)

(1)	Includes allowances for other funds used during construction, acquisitions, proceeds from the sale of assets and securities, proceeds from the sale of discontinued operations, removal costs from property, plant and equipment retirements, receivables from affiliates and restricted funds.

Cash flows used in investing activities increased significantly in 2006 versus 2005 as we increased investment in regulated infrastructure projects. Cash flows used in investing activities will continue to rise during 2007 as construction expenditures are expected to be approximately $740 to $780 million during 2007. We intend to invest capital prudently to provide essential services to our regulated customer base, while working with regulators in the various states in which we operate to have the opportunity to earn appropriate rates of return of and on these investments.

Our infrastructure investment plan consists of both infrastructure renewal programs, where we replace infrastructure as needed, and major capital investment projects, where we will construct new water and wastewater treatment and delivery facilities. Our projected capital expenditures and other investments are subject to periodic review and revision to reflect changes in economic conditions and other factors.

The following table provides a summary of our historical construction expenditures:

	Year ended December 31,			Six months ended June 30,
	2004	2005	2006	2006	2007
	(dollars in thousands)
Transmission and distribution	$264,673	$238,972	$314,282	$107,591	$135,115
Treatment and pumping	104,655	137,299	133,074	45,556	69,881
Services, meter and fire hydrants	86,161	84,148	132,610	45,397	50,323
General structures and equipment	73,796	81,516	72,892	24,954	29,533
Sources of supply	16,956	16,511	35,985	12,320	22,874

Total construction expenditures	$546,241	$558,446	$688,843	$235,818	$307,726

Construction expenditures for the periods noted above were partially offset by customer advances and contributions for construction (net of refunds) of $15.7 million, $47.4 million, $52.0 million and $45.1 million in the six months ended June 30, 2007 and years ended December 31, 2006, 2005 and 2004, respectively. Customer advances and contributions are reflected in our net cash flows from investing activities. Capital expenditures during the periods noted above are related to the renewal of supply and treatment assets, new water mains and customer service lines, as well as rehabilitation of existing water mains and hydrants.

Construction expenditures for 2006 increased by $130.4 million or 23.4% over 2005. Expenditures related to transmission and distribution increased by $75.3 million in 2006 over 2005 and meter and fire hydrant replacements increased by $48.5 million in 2006 compared to 2005. These increases occurred due to an increase in the rate of infrastructure replacement. In addition, treatment plant improvements caused an increase from 2005 to 2006 in the amount of $15.2 million. These improvements are taking place primarily at our Joplin, Missouri, Verrado, Arizona and Somerset, New Jersey facilities.

Construction expenditures in 2005 increased $12.2 million from 2004. This increase can be attributed to an increase in treatment and pumping related construction expenditures of $32.6 million or 31.2%. Our Arizona subsidiary treatment facility incurred capital expenditures for a treatment facility in 2005 that were $30.3 million greater than in 2004. Upgrades to the Mechanicsburg, Pennsylvania treatment plant also contributed $3.4 million of the 2005 increase. Expenditures for year ended December 31, 2005 increased $7.7 million over 2004 for computer equipment and systems as well as facilities. A temporary curtailment in our infrastructure replacement program offset some of the increase as expenditures for these categories declined by $27.7 million.

The increase of $71.9 million in construction expenditures for the six months ended June 30, 2007 compared to the same period in 2006 consists mainly of infrastructure replacements amounting to $27.7 million and upgrades to treatment facilities amounting to $33.2 million at several plants including Joplin, Missouri, Verrado, Arizona, Somerset, New Jersey and Champaign, Illinois.

An integral aspect of our strategy is to seek growth through tuck-ins and other acquisitions which are complementary to our existing business and support the continued geographical diversification and growth of American Water’s operations. Generally, acquisitions are funded initially with short-term debt and later refinanced with the proceeds from long-term debt or equity offerings.

We also conduct ongoing reviews of our existing investments. As a result of these reviews, we sold the operations of various non-regulated water-related businesses over the last two years.

The following provides a summary of the major acquisitions and dispositions affecting our cash flows from investing activities in the periods indicated:

Six months ended June 30, 2007:

•	We received approximately $9.7 million in cash proceeds from the sale of a group of assets of the Residuals business.

•	We paid approximately $0.2 million for the acquisition of water and wastewater systems.

2006:

•	We paid approximately $12.5 million for the acquisition of water and wastewater systems.

•	We received approximately $30.2 million in cash proceeds from the sale of discontinued operations including a group of assets of the Residuals business and the Underground business.

2005:

•	We received approximately $15.3 million in cash proceeds from the sale of Engineering’s Canadian operations and the assets of Ashbrook Corporation.

Cash Flows from Financing Activities

Our financing activities include the issuance of long-term and short-term debt, primarily through our wholly owned financing subsidiary, AWCC. From time to time, we will pursue tax-exempt financing at the state utility level provided that the overall cost of the debt, including issuance costs, are below the overall cost of debt issued through AWCC. In addition, we have received capital contributions from RWE and intend to issue equity in the future to maintain an appropriate capital structure, subject to any restrictions in the registration rights agreement to be entered into with RWE in connection with the concurrent initial public offering. In order to finance new infrastructure, we received customer advances and contributions for construction (net of refunds) of $15.7 million, $47.4 million, $52.0 million and $45.1 million in the six months ended June 30, 2007 and years ended December 31, 2006, 2005 and 2004 respectively. In connection with the RWE Divestiture, we have made and will continue to make significant changes to our capital structure through debt refinancing and equity offerings.

RWE made equity contributions of $650.0 million and $1,194.5 million to us in March 2007 and December 2006, respectively. We used the contributions to pay down loans payable to RWE, to pay off commercial paper and for other corporate purposes.

AWCC issued senior notes in principal amounts of $617.0 million during the first six months of 2007. Interest rates on the senior notes ranged from 5.39% to 5.77% and maturities ranged from 7 years to 15 years. The net proceeds from these debt issues were used to pay off RWE debt prior to maturity in contemplation of the RWE Divestiture.

The following long-term debt was issued in the first six months of 2007:

Company	Type	Interest Rate	Maturity	Amount
	(dollars in thousands)
American Water Capital Corp.	Senior notes	5.39%-5.77%	2018-2022	$617,000
Other Subsidiaries	Miscellaneous	1.39%-1.62%	2022-2023	450

Total issuances				$617,450

The following debt was retired through extinguishments optional redemption or payment at maturity in the first six months of 2007:

Company	Type	Interest Rate	Maturity	Amount
	(dollars in thousands)
American Water Capital Corp.	Senior notes Fixed Rate	6.87%	2011	$28,000
American Water Capital Corp.	RWE notes Fixed Rate	4.00%-5.90%	2007-2034	384,300
Elizabethtown Water Co	Called Senior Debt	7.25%-8.75%	2021-2028	92,500
Various Subsidiaries	Miscellaneous	0%-9.87%	2007-2032	33,083

Total extinguishments				$537,883

The following long-term debt was issued in 2006:

Company	Type	Interest Rate	Maturity	Amount
	(dollars in thousands)
American Water Capital Corp.	Senior notes	5.39%-5.77%	2013-2018	$483,000
Missouri-American Water Company	Tax exempt first mortgage bonds	4.60%	2036	57,480
Indiana-American Water Company	Tax exempt first mortgage Bonds	4.88%	2036	25,770
Other Subsidiaries	State financing authority loans & other	0%-5.00%	2019-2026	16,248

Total issuances				$582,498

The following debt was retired through extinguishments, optional redemption or payment at maturity during 2006:

Company	Type	Interest Rate	Maturity	Amount
	(dollars in thousands)
Long-term debt
American Water Works Company, Inc.	RWE notes	4.92%	2006	$150,000
American Water Capital Corp.	RWE notes-fixed rate	4.00%-6.05%	2006-2034	1,086,500
American Water Capital Corp.	RWE notes-floating rate	4.02%-4.66%	2006-2015	482,300
Missouri-American Water Company	Mortgage bonds-fixed rate	5.50%-5.85%	2006-2026	57,565
Indiana-American Water Company	Mortgage bonds-fixed rate	5.35%-5.90%	2022-2026	27,004
West Virginia-American Water Company	Mortgage bonds-fixed rate	6.81%	2006	11,000
Other Subsidiaries		0%-9.87%	2006-2034	17,564

Preferred stock with mandatory redemption requirements
Miscellaneous		4.60%-8.80%	2007-2019	538

Total extinguishments				$1,832,471

From time to time and as market conditions warrant, we may engage in long-term debt retirements via tender offers, open market repurchases or other viable alternatives to strengthen our balance sheets.

We intend to pay quarterly cash dividends on American Water’s common stock at an initial rate of $             per share per annum. The first such dividend will be declared and paid in the first quarter following the completion of the concurrent initial public offering. The declaration, payment and amount of future dividends to holders of American Water’s common stock will be at the discretion of our board of directors and will depend on many factors, including our financial condition and results of operations, liquidity requirements, capital requirements of our subsidiaries, legal requirements, regulatory constraints and other factors deemed relevant by our board of directors.

Credit Facilities and Short-Term Debt

The components of short-term debt at December 31, 2006 were as follows:

2006
RWE revolver	$130,000
RWE short-term notes	268,230
Commercial paper, net of discount	321,339
Other short-term debt	176

Total short-term debt	$719,745

On January 26, 2007, AWCC entered into a $10.0 million committed revolving line of credit with a financial institution. This line of credit will terminate on December 31, 2007 unless extended and is used primarily for short-term working capital needs. Interest rates on advances under this line of credit are based on either the prime rate of the financial institution or the applicable London Interbank Offering Rate, referred to as LIBOR, for the term selected plus 25 basis points. As of June 30, 2007, $0.4 million was outstanding under this revolving line of credit.

On December 21, 2004, AWCC entered into a $550.0 million 364-day unsecured revolving credit facility with RWE. The facility was renewed on October 28, 2006 and was terminated on December 28, 2006. On

September 15, 2006, AWCC entered into a new $800.0 million unsecured revolving credit facility syndicated among a group of ten banks. This revolving credit facility, which terminates on September 15, 2011, is principally used to support the commercial paper program at AWCC and to provide up to $150.0 million in letters of credit. AWCC had no loans outstanding under the net $800.0 million unsecured revolving credit facility as of June 30, 2007.

On December 31, 2006 and June 30, 2007, respectively, AWCC had the following sub-limits and available capacity under the revolving credit facility and indicated amounts of outstanding commercial paper.

	Letter of Credit Sublimit	Available Capacity	Outstanding Commercial Paper
	(dollars in thousands)	(dollars in thousands)	(dollars in thousands)
December 31, 2006	$150,000	$85,986	$322,734
June 30, 2007	$150,000	$88,172	$0

Interest rates on advances under the revolving credit facility are based on either prime or LIBOR plus an applicable margin based upon our credit ratings, as well as total outstanding amounts under the agreement at the time of the borrowing. The maximum LIBOR margin is 55 basis points.

The credit facility requires us to maintain a ratio of consolidated debt to consolidated capitalization of not more than 0.70 to 1.00. On June 30, 2007, we were in compliance with the ratio.

Capital Structure

Our capital structure was as follows:

	At June 30, 2007	At December 31, 2006	At December 31, 2005
Common stockholder equity and preferred stock without mandatory redemption rights	46%	40%	29%
Long-term debt	52%	50%	50%
Short-term debt and current portion of long-term debt	2%	10%	21%

	100%	100%	100%

As a condition to some PUC approvals of the RWE Divestiture, we have agreed to maintain a capital structure which includes a minimum of 45% common equity at the time of the consummation of the concurrent initial public offering. The changes to capital resource mix during 2006 and 2007 were accomplished through the various financing activities noted above. The capital structure at June 30, 2007 more closely reflects our expected future capital structure following the consummation of the concurrent initial public offering, at which point our credit rating will no longer reflect RWE’s controlling ownership.

Debt covenants

Our debt agreements contain financial and non-financial covenants. To the extent that we are not in compliance, we or our subsidiaries may be restricted in our ability to pay dividends, issue debt or access our revolving credit lines. We were not in compliance with our reporting covenants as of June 30, 2007. See “Risk Factors—Our failure to comply with restrictive covenants under our credit facilities could trigger repayment obligations.” However, AWCC’s creditors waived the reporting requirements for all debt issued by AWCC and the revolving credit facilities.

Security Ratings

On October 13, 2006, S&P assigned its ‘A-/A-2’ corporate credit rating to the Company. At the same time, S&P affirmed its ‘A-’ rating on AWCC and assigned its ‘A-2’ rating to AWCC’s $700.0 million commercial paper program. The ratings on the Company and AWCC were on CreditWatch with negative implications at June 30, 2007.

On October 17, 2006, Moody’s assigned a Prime-2 short term rating to AWCC in connection with its $700 million commercial paper program. At the same time, Moody’s affirmed AWCC’s Baa1 long-term senior unsecured rating and VMIG-2 short term rating. On August 28, 2007, Moody’s announced that it had placed its ratings of AWCC a review for possible downgrade.

A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating agency, and each rating should be evaluated independently of any other rating.

We primarily access the capital markets, including the commercial paper market, through AWCC. However, we do issue debt at our regulated subsidiaries, primarily in the form of tax exempt securities, to lower overall cost of debt. The following table shows the Company’s securities ratings at June 30, 2007:

Securities	Moody’s Investors Service	Standard & Poor’s Ratings Service
Senior unsecured debt	Baa1	BBB+
Commercial paper	P2	A2

None of our borrowings are subject to default or prepayment as a result of a downgrading of securities although such a downgrading could increase fees and interest charges under our credit facilities.

As part of the normal course of business, we routinely enter into physical contracts for the purchase and sale of water, energy, fuels and other services. These contracts either contain express provisions or otherwise permit us and our counterparties to demand adequate assurance of future performance when there are reasonable grounds for doing so. In accordance with the contracts and applicable contracts law, if we are downgraded by a credit rating agency, especially if such downgrade is to a level below investment grade, it is possible that a counterparty would attempt to rely on such a downgrade as a basis for making a demand for adequate assurance of future performance. Depending on its net position with a counterparty, the demand could be for the posting of collateral. In the absence of expressly agreed provisions that specify the collateral that must be provided, the obligation to supply the collateral requested will be a function of the facts and circumstances of the Company’s situation at the time of the demand. If we can reasonably claim that we are willing and financially able to perform our obligations, it may be possible to successfully argue that no collateral should be posted or that only an amount equal to two or three months of future payments should be sufficient.

Regulatory Restrictions

The issuance by the Company or AWCC of long-term debt or equity securities does not require authorization of any state PUC if no guarantee or pledge of the regulated subsidiaries is utilized. However, state PUC authorization is required to issue long-term debt or equity securities at most regulated subsidiaries. Our regulated subsidiaries normally obtain the required approvals on a periodic basis to cover their anticipated financing needs for a period of time or in connection with a specific financing.

Under applicable law, our subsidiaries can pay dividends only from retained, undistributed or current earnings. A significant loss recorded at a subsidiary may limit the dividends that these companies can distribute to us.

Insurance Coverage

We carry various property, casualty and financial insurance policies with limits, deductibles and exclusions consistent with industry standards. However, insurance coverage may not be adequate or available to cover unanticipated losses or claims. We are self-insured to the extent that losses are within the policy deductible or exceed the amount of insurance maintained. Such losses could have a material adverse effect on our short-term and long term financial condition and the results of operations and cash flows.

Contractual Obligations and Commitments

We enter into obligations with third parties in the ordinary course of business. These obligations, as of December 31, 2006, are set forth in the table below:

Contractual obligation	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(dollars in thousands)
Long term debt obligations(a)	$3,284,933	$286,786	$250,535	$87,949	$2,659,663
Interest on long-term debt(b)	3,686,578	294,625	542,220	520,935	2,328,798
Capital lease obligations(c)	2,191	209	323	408	1,251
Operating lease obligations(d)	213,469	26,180	46,311	28,840	112,138
Purchase water obligations(e)	789,633	38,645	77,979	81,185	591,824
Other purchase obligations(f)	7,589	7,589	—	—	—
Post-retirement benefit plans’ obligations(g)	25,000	25,000	—	—	—
Pension ERISA minimum funding requirement	49,600	49,600	—	—	—
Preferred stocks with mandatory redemption requirements(h)	1,775,032	388	436	616	1,773,592
Other obligations(i)(j)	87,337	77,176	7,993	678	1,490

Total	$9,921,362	$806,198	$925,797	$720,611	$7,468,756

(a)	Represents sinking fund obligations and debt maturities.

(b)	Represents expected interest payments on outstanding long-term debt. Amounts reported may differ from actual due to future refinancing of debt.

(c)	Represents future minimum payments under noncancelable capital leases.

(d)	Represents future minimum payments under noncancelable operating leases, primarily for the lease of motor vehicles, buildings, land and other equipment.

(e)	Represents future payments under water purchase agreements for minimum quantities of water.

(f)	Represents the open purchase orders as of December 31, 2006, for goods and services purchased in the ordinary course of business.

(g)	Represents contributions expected to be made to postretirement benefit plans.

(h)	Includes $1,750.0 million of preferred stock held by RWE which will be redeemed early.

(i)	Represents capital expenditures estimated to be required under legal and binding contractual obligations.

(j)	Includes unrecognized tax benefits of $1.8 million at December 31, 2006.

Off-Balance Sheet Arrangements

From 1997 through 2002, West Virginia-American Water Company, our subsidiary, referred to as the Subsidiary, entered into a series of agreements with various public entities to establish certain joint ventures, commonly referred to as “public-private partnerships.” The Subsidiary agreed to transfer and convey some of its real and personal property, referred to as the Subsidiary Facilities, to various public entities, subject to the lien of its General Mortgage Indenture, in exchange for an equal principal amount of Industrial Development Bonds, referred to as IDBs, to be issued by the various public entities under a state Industrial Development Bond and Commercial Development Act.

The Subsidiary leased back the Subsidiary Facilities under capital leases for a period of 40 years. The leases have payments that approximate the payments required by the terms of the IDBs. In accordance with Financial

Accounting Standards Board Interpretation Number 39, Offsetting of Amounts Related to Certain Contracts, we have presented the transaction on a net basis in the consolidated financial statements. The carrying value of the Subsidiary Facilities was $162.6 million at December 31, 2006.

Market Risk

We are exposed to market risk associated with changes in commodity prices, equity prices and interest rates. We use a combination of fixed-rate and variable-rate debt to reduce interest rate exposure. As of June 30, 2007 a hypothetical 10% increase in interest rates associated with variable rate debt would result in a $1.0 million decrease in our pre-tax earnings. Our risks associated with price increases for chemicals, electricity and other commodities are reduced through long-term contracts and the ability to recover price increases through rates.

Critical Accounting Policies and Estimates

The application of critical accounting policies is particularly important to our financial condition and results of operations and provides a framework for management to make significant estimates, assumptions and other judgments. Although our management believes that these estimates, assumptions and other judgments are appropriate, they relate to matters that are inherently uncertain. Accordingly, changes in the estimates, assumptions and other judgments applied to these accounting policies could have a significant impact on our financial condition and results of operations as reflected in our consolidated financial statements.

Our financial condition, results of operations and cash flow are impacted by the methods, assumptions and estimates used in the application of critical accounting policies. Management believes that the areas described below require significant judgment in the application of accounting policy or in making estimates and assumptions in matters that are inherently uncertain and that may change in subsequent periods. Our management has reviewed these critical accounting policies, and the estimates and assumptions regarding them, with our Audit Committee. In addition, our management has also reviewed the following disclosures regarding the application of these critical accounting policies with the Audit Committee.

Regulatory Accounting

Our regulated utility subsidiaries are subject to regulation by state PUCs and the local governments of the states in which they operate. As such, we account for these regulated operations in accordance with SFAS No. 71, “Accounting for the Effects of Certain Types of Regulation”, referred to as SFAS No. 71, which requires us to reflect the effects of rate regulation in our financial statements. Use of SFAS No. 71 is applicable to utility operations that meet the following criteria: (1) third-party regulation of rates; (2) cost-based rates; and (3) a reasonable assumption that all costs will be recoverable from customers through rates. As of December 31, 2006, we had concluded that the operations of our regulated subsidiaries meet the criteria. If it is concluded in a future period that a separable portion of the businesses no longer meets the criteria, we are required to eliminate the financial statement effects of regulation for that part of the business, which would include the elimination of any or all regulatory assets and liabilities that had been recorded in the consolidated financial statements. Failure to meet the criteria of SFAS No. 71 could materially impact our consolidated financial statements as a one-time extraordinary item and through impacts on continuing operations.

Regulatory assets represent costs that have been deferred to future periods when it is probable that the regulator will allow for recovery through rates charged to customers. Regulatory liabilities represent revenues received from customers to fund expected costs that have not yet been incurred. As of December 31, 2006, we have recorded $587.2 million of net regulatory assets within our consolidated financial statements. Also, at December 31, 2006, we had recorded $166.9 million of regulatory liabilities within our consolidated financial statements. See Note 6 of the Notes to Consolidated Financial Statements for further information regarding the significant regulatory assets.

For each regulatory jurisdiction where we conduct business, we continually assess whether the regulatory assets and liabilities continue to meet the criteria for probable future recovery or settlement. This assessment includes consideration of factors such as changes in applicable regulatory environments, recent rate orders to other regulated entities in the same jurisdiction, the status of any pending or potential deregulation legislation and the ability to recover costs through regulated rates.

Goodwill

As of December 31, 2006, we had $2,962.5 million of goodwill. The goodwill is associated primarily with the acquisition by an affiliate of RWE of American Water in 2003 and E’Town Corporation in 2001, representing the excess of the purchase price over the fair value of the net tangible and intangible assets acquired, and was assigned to reporting units based on the fair values at the date of the acquisition. The Regulated Businesses have been aggregated and deemed a single reporting unit because they have similar economic characteristics. In the Non-Regulated Businesses segment, the business is organized into eight reporting units.

In accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” referred to as SFAS 142, goodwill is reviewed annually, or more frequently if changes in circumstances indicate the carrying value may not be recoverable. To test for impairment, we utilize discounted estimated future cash flows and comparable public company market data analyses for the regulated segment to measure fair value for each reporting unit. This calculation is highly sensitive to both the estimated future cash flows of each reporting unit, the discount rate assumed and the change in market data in these calculations. Annual impairment reviews are performed in the fourth quarter. Application of the goodwill impairment test requires management’s judgments, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. In addition, we will need to consider the market price of our common stock on the date of the concurrent initial public offering or a decline over a period of time of our stock price following the consummation of the concurrent initial public offering.

For the years ended December 31, 2006, 2005 and 2004, we determined that our goodwill was impaired and recorded impairments of $227.8 million, $396.3 million and $192.9 million, respectively, including impairment charges from discontinued operations (See Note 18—Goodwill and Intangible Assets of the Notes to our Consolidated Financial Statements.) It is reasonably possible that further goodwill impairment charges will be required depending upon changes in market conditions or circumstances.

Impairment of Long-Lived Assets

Long-lived assets, other than goodwill which is discussed above, include land, buildings, equipment and long-term investments. Long-lived assets, other than investments, land and goodwill, are depreciated over their estimated useful lives, and are reviewed for impairment whenever changes in circumstances indicate the carrying value of the asset may not be recoverable. Such circumstances would include items such as a significant decrease in the market price of a long-lived asset, a significant adverse change in the manner in which the asset is being used or planned to be used or in its physical condition, or a history of operating or cash flow losses associated with the use of the asset. In addition, changes in the expected useful life of these long-lived assets may also be an impairment indicator. When such events or changes occur, we estimate the fair value of the asset from future cash flows expected to result from the use and, if applicable, the eventual disposition of the assets and compares that to the carrying value of the asset. If the carrying value is greater than the fair value, an impairment loss is recognized equal to the amount by which the asset’s carrying value exceeds its fair value. The key variables that must be estimated include assumptions regarding sales volume, rates, operating costs, labor and other benefit costs, capital additions, assumed discount rates and other economic factors. These variables require significant management judgment and include inherent uncertainties since they are forecasting future events. A variation in the assumptions used could lead to a different conclusion regarding the realizability of an asset and, thus, could have a significant effect on the consolidated financial statements.

The long-lived assets of the regulated utility subsidiaries are grouped on a separate entity basis for impairment testing as they are integrated state-wide operations that do not have the option to curtail service and generally have uniform tariffs. A regulatory asset is charged to earnings if and when future recovery in rates of that asset is no longer probable.

We performed a valuation of long-lived assets, other than investments and goodwill, as of December 31, 2006, 2005 and 2004. As a result of the impairment analyses, we recorded pretax charges of $24.0 million and $23.0 million including impairments recorded associated with discontinued operations for the years ended December 2005 and 2004, respectively. No impairment charges were recorded in 2006. The impairments primarily resulted from lower than expected growth, slower development compared with original expectations and changes in the value of a building with a carrying value that exceeded its fair value. These charges are included in impairment charges in the statements of operations. The remaining values as of December 31, 2006, 2005 and 2004 were determined to be appropriate.

The fair values of long-term investments are dependent on the financial performance and solvency of the entities in which we invest, as well as volatility inherent in the external markets. In assessing potential impairment for these investments, we consider these factors and in one case also receive annual appraisals. If such assets are considered impaired, an impairment loss is recognized equal to the amount by which the asset’s carrying value exceeds its fair value. We determined the values of long-term investments were appropriate for the years ended December 31, 2006, 2005 and 2004.

Revenue Recognition

Revenues of the regulated utility subsidiaries are recognized as water and wastewater services are delivered to customers and include amounts billed to customers on a cycle basis and unbilled amounts based on estimated usage from the date of the latest meter reading to the end of the accounting period. Unbilled revenues as of December 31, 2006, 2005 and 2004 were $123.2 million, $106.0 million and $185.2 million, respectively. Increases in volumes delivered to the utilities’ customers and favorable rate mix due to changes in usage patterns in customer classes in the period could be significant to the calculation of unbilled revenue. Changes in the timing of meter reading schedules and the number and type of customers scheduled for each meter reading date would also have an effect on the estimated unbilled revenue; however, since the majority of our customers are billed on a monthly basis, total operating revenues would remain materially unchanged.

Revenue from non-regulated operations is recognized as services are rendered. Revenues from certain construction projects are recognized over the contract term based on the estimated percentage of completion during the period compared to the total estimated services to be provided over the entire contract. Losses on contracts are recognized during the period in which the loss first becomes known. Revenues recognized during the period in excess of billings on construction contracts are recorded as unbilled revenue. Billings in excess of revenues recognized on construction contracts are recorded as other current liabilities on the balance sheet until the recognition criteria are met. Changes in contract performance and related estimated contract profitability may result in revisions to costs and revenues and are recognized in the period in which revisions are determined.

Accounting for Income Taxes

We participate in a consolidated federal income tax return for United States tax purposes. Members of the consolidated group are charged with the amount of federal income tax expense determined as if they filed separate returns.

We estimate the amount of income tax payable or refundable for the current year and the deferred income tax liabilities and assets that results from estimating temporary differences resulting from the treatment of certain items, such as depreciation, for tax and financial statement reporting. These differences result from the recognition of a deferred tax asset or liability on our consolidated balance sheet and require us to make judgments regarding the probability of the ultimate tax impact of the various transactions we enter into. Based on these judgments we may record tax reserves or adjustments to valuation allowances on deferred tax assets to reflect the expected realization of future tax benefits. Actual income taxes could vary from these estimates and changes in these estimates can increase income tax expense in the period that these changes in estimate occur.

Accounting for Pension and Postretirement Benefits

We maintain noncontributory defined benefit pension plans covering substantially all non-union employees of our regulated utility and shared service operations. The pension plans have been closed for any employees hired on or after January 1, 2006. Union employees hired on or after January 1, 2001 and non-union employees hired on or after January 1, 2006 will be provided with a 5.25% of base pay defined contribution plan. We also maintain postretirement benefit plans for eligible retirees. The retiree welfare plans are closed for union employees hired on or after January 1, 2006. The plans had previously closed for non-union employees hired on or after January 1, 2002. We follow the guidance of SFAS 87, “Employers’ Accounting for Pensions,” and SFAS 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions,” when accounting for these benefits. In addition, we adopted the recognition and disclosure requirements of SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” effective December 31, 2006. See Note 6—Pension and Other Postretirement Benefits of the Notes to Consolidated Financial Statements for further information regarding the accounting for the defined benefit pension plans and postretirement benefit plans.

Under these accounting standards, assumptions are made regarding the valuation of benefit obligations and the performance of plan assets. Delayed recognition in earnings of differences between actual results and expected or estimated results is a guiding principle of these standards. This delayed recognition of actual results allows for a smoothed recognition of costs over the working lives of the employees who benefit under the plans. The primary assumptions are:

•

Discount Rate—The discount rate is used in calculating the present value of benefits, which are based on projections of benefit payments to be made in the future. The objective in selecting the discount rate is to measure the single amount that, if invested at the measurement date in a portfolio of high-quality debt instruments, would provide the necessary future cash flows to pay the accumulated benefits when due;

•

Expected Return on Plan Assets—Management projects the future return on plan assets considering prior performance, but primarily based upon the plans’ mix of assets and expectations for the long-term returns on those asset classes. These projected returns reduce the net benefit costs we record currently;

•	Rate of Compensation Increase—Management projects employees’ annual pay increases, which are used to project employees’ pension benefits at retirement; and

•	Health Care Cost Trend Rate—Management projects the expected increases in the cost of health care.

In selecting a discount rate for our pension and postretirement benefit plans, a yield curve was developed for a portfolio containing the majority of United States-issued Aa-graded non-callable (or callable with make-whole provisions) corporate bonds. For each plan, the discount rate was developed as the level equivalent rate that would yield the same present value as using spot rates aligned with the projected benefit payments. The discount rate for determining both pension benefit obligations and other postretirement benefit obligations was 5.65%, 6.00% and 6.25% at December 31, 2006, 2005 and 2004, respectively.

In selecting an expected return on plan assets, we considered tax implications, past performance and economic forecasts for the types of investments held by the plans. The long-term expected rate of return on plan assets (EROA) assumption used in calculating pension cost was 8.25% for 2006 and 8.75% for 2005 and 2004. The weighted average EROA assumption used in calculating other postretirement benefit costs was 7.95% for 2006, and 8.40% in 2005 and 2004.

In selecting a rate of compensation increase, we consider past experience in light of movements in inflation rates. At December 31, 2006, the Company’s rate of compensation increase was 4.25% for 2006 and 2005 and 4.75% for 2004.

In selecting health care cost trend rates, we consider past performance and forecasts of increases in health care costs. Our health care cost trend rate used to calculate the periodic cost was an increase of 10.0% for 2006 compared to the rate used for 2005, gradually declining to increases of 5.0% in years 2011 and thereafter.

Assumed health care cost trend rates have a significant effect on the amounts reported for the other postretirement benefit plans. The health care cost trend rate is based on historical rates and expected market conditions. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

Change in Actuarial Assumption	Impact on Other Postretirement Benefit Obligation at December 31, 2006	Impact on 2006 Total Service and Interest Cost Components
Increase assumed health care cost trend by 1%	$56,263	$6,124
Decrease assumed health care cost trend by 1%	$(46,710)	$(4,985)

We will use a discount rate and EROA of 8% and 5.9%, respectively, for estimating our 2007 pension costs. Additionally, we will use a discount rate and expected return on plan assets of 8% and 5.9%, respectively, for estimating our 2007 other postretirement benefit costs.

The assumptions are reviewed annually and at any interim remeasurement of the plan obligations. The impact of assumption changes is reflected in the recorded pension and postretirement benefit amounts as they occur, or over a period of time if allowed under applicable accounting standards. The assumptions are selected to represent the average expected experience over time and may differ in any one year from actual experience due to changes in capital markets and the overall economy. As these assumptions change from period to period, recorded pension and postretirement benefit amounts and funding requirements could also change.

Recent Accounting Pronouncements

In February 2007, the Financial Accounting Standards Board, referred to as FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115,” referred to as SFAS 159. This standard permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This standard will be effective for us on January 1, 2008. We are currently evaluating the effect, if any, that the adoption of SFAS 159 will have on our results of operations, financial position and cash flows.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R),” referred to as SFAS 158. This statement requires the recognition of the overfunded or underfunded status of pension and other postretirement benefit plans on the balance sheet. Under SFAS 158, actuarial gains and losses, prior service costs or credits, and transition obligations and assets that have not been recognized in net periodic benefit cost under previous accounting standards will be recognized as a regulatory asset for the portion of the underfunded liability that meets the recovery criteria prescribed in SFAS 71 and as accumulated other comprehensive income, net of tax effects, for that portion of the underfunded liability that does not meet SFAS 71 regulatory accounting criteria. We adopted the recognition and disclosure requirements of the statement on December 31, 2006.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements,” referred to as SFAS 157. This statement defines fair value, establishes a framework for using fair value to measure assets and liabilities, and expands disclosures about fair value measurements. The statement applies when other statements require or permit the fair value measurement of assets and liabilities. This statement does not expand the use of fair value measurement. SFAS 157 is effective for us beginning January 1, 2008. We are currently evaluating the provisions of this statement and have not yet determined the effect of adoption on our results of operations or financial position.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in current year financial statements for purposes of determining whether the current year’s financial statements are materially misstated. SAB 108 is effective for the fiscal year ended December 31, 2006.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” referred to as FIN 48, an Interpretation of SFAS No. 109, “Accounting for Income Taxes.” FIN 48 is intended to address inconsistencies among entities with the measurement and recognition in accounting for income tax deductions for financial statement purposes. Specifically, FIN 48 addresses the timing of the recognition of income tax benefits. FIN 48 requires the financial statement recognition of an income tax benefit when we determine that it is more-likely-than-not that the tax position will be sustained. FIN 48 is effective for fiscal years beginning after December 15, 2006. We adopted it as required on January 1, 2007 and it did not have a significant effect on our results of operations or financial position.

During 2006, the Emerging Issues Task Force of the Financial Accounting Standards Board ratified EITF Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (that is, Gross versus Net Presentation),” referred to as EITF 06-3. The Task Force reached a consensus that the scope of EITF 06-3 includes any tax assessed by a governmental authority that is both imposed on and concurrent with a specific revenue-producing transaction between a seller and a customer, and that the presentation of such taxes is an accounting policy that should be disclosed. Our accounting policy is to present these taxes on a net basis (excluded from revenues).

See Note 2—Significant Accounting Policies in the notes to the audited consolidated financial statements for a discussion of new accounting standards recently adopted or pending adoption.

BUSINESS

Our Company

Founded in 1886, we are the largest investor-owned United States water and wastewater utility company, as measured both by operating revenue and population served. Our nearly 6,900 employees provide approximately 16.2 million people with drinking water, wastewater and other water-related services in 32 states and Ontario, Canada. In 2006, we generated $2,093.1 million in operating revenue, representing approximately four times the operating revenue of the next largest investor-owned company in the United States water and wastewater business, and $252.5 million in operating income, which includes $221.7 million of impairment charges relating to continuing operations.

We report the results of our business in our Regulated Businesses segment and our Non-Regulated Businesses segment. For 2006 and for the six months ended June 30, 2007, our Regulated Businesses segment generated $1,854.6 million and $927.9 million, respectively, in operating revenue, which accounted for 88.6% and 90.3%, respectively, of total operating revenue. For the same periods, our Non-Regulated Businesses segment generated $248.5 million and $107.0 million, respectively, in operating revenue, prior to inter-segment eliminations, which accounted for 11.9% and 10.4%, respectively, of consolidated operating revenue.

Our History as a Public Company

We were founded in 1886 as the American Water Works & Guarantee Company, for the purposes of building and purchasing water systems in McKeesport, Pennsylvania. In 1935, the Company was reorganized under its current name, and in 1947 the common stock of the Company became publicly traded on the New York Stock Exchange. Prior to being acquired by RWE in 2003, we were the largest publicly traded water utility company in the United States.

Our Acquisition by RWE

In 2003, we were acquired by RWE and became a private company. The RWE acquisition resulted in certain changes in our business. For example, our operations and management were managed through Thames Water. Also, we agreed not to file rate cases with certain state PUCs for specified periods of time as a condition of the acquisition. As of June 30, 2007, all rate stay-out provisions had expired. In 2005, RWE decided to divest American Water through the sale of shares in one or more public offerings.

Corporate & Industry Milestones

Year	Event

1886	Founding of American Water as the American Water Works & Guarantee Company

1935	Reorganizes as American Water Works Company, Inc. in response to the Public Utility Company Holding Act

1947	First listing of common stock on the New York Stock Exchange under the symbol “AWK”

1958	Acquires operations in Connecticut, Massachusetts and New Hampshire

1962	Acquires contract operations and water systems in Maryland, Pennsylvania and New Jersey through merger with Northeastern Water Company

1965	Purchases the water utility assets of Southern Gas and Water Company in West Virginia

1966	Purchases the water utility assets of California Water & Telephone Company Joins Fortune magazine’s list of 50 largest United States public utility companies

Year	Event
1969	Acquires Paradise Valley Water Company in Arizona

1972	Passage of Clean Water Act

1972	Western Pennsylvania Water Company formed through merger of 17 operating subsidiaries

1974	Passage of Safe Drinking Water Act

1986	Acquires operations in New Mexico from Southwest Public Service Company

1989	Western Pennsylvania Water Company and Keystone Water Company merge to form Pennsylvania American Water Company

1993	Acquires operations in Indiana, Missouri and Ohio from Avatar Holdings

1996	Acquires the water service assets of Pennsylvania Gas & Water Company

1998	Acquires wastewater operations in Hawaii

1999	Acquires National Enterprises Inc. with operations in Missouri, Illinois, Indiana and New York

2000	Acquires water utilities in Missouri, Indiana, Illinois and Virginia from United Water Resources

2001	Acquires Azurix North America Corporation RWE signs an agreement to acquire the Company

2002	Acquires water subsidiaries of Citizens Communications Company in Arizona, California, Illinois, Indiana, Ohio and Pennsylvania

2003

RWE completes acquisition of the Company

RWE combines the Company with the United States operations of Thames Water (including E’Town Corporation, Inc.) to form the North American Water reporting unit of RWE Thames Water

2005	RWE announces its intention to divest the Company

Regulated Businesses Overview

Our primary business involves the ownership of water and wastewater utilities that provide water and wastewater services to residential, commercial and industrial customers. Our subsidiaries that provide these services are generally subject to economic regulation by the state PUCs in the states in which they operate. The federal government and the states also regulate environmental, health and safety and water quality matters. We report the results of this business in our Regulated Businesses segment.

The following charts set forth operating revenue and customers, respectively, for 2006 for the states in which our Regulated Businesses provide services:

Regulated Businesses Operating Revenue (dollars in millions)	Regulated Businesses Customers

Non-Regulated Businesses Overview

We also provide services that are not subject to economic regulation by state PUCs through our Non-Regulated Businesses. Our Non-Regulated Businesses include our:

•

Contracts Operations Group, which enters into public/private partnerships, including O&M, and DBO contracts for the provision of services to water and wastewater facilities for municipalities, the United States military and other customers;

•	Applied Water Management Group, which works with customers to design, build and operate small water and wastewater treatment plants; and

•	Homeowner Services Group, which provides services to domestic homeowners to protect against the cost of repairing broken or leaking pipes inside and outside their homes.

We report the results of these lines of business in our Non-Regulated Businesses segment. For 2006, operating revenue for our Non-Regulated Businesses was $248.5 million, prior to inter-segment eliminations, accounting for 11.9% of total operating revenue for the same period.

Our Industry

Overview

The United States water and wastewater industry has two main segments: (i) utility, which involves supplying water and wastewater services to consumers, and (ii) general services, which involves providing water- and wastewater-related services to water and wastewater utilities and other customers on a contract basis.

The utility segment includes municipal systems, which are owned and operated by local governments or governmental subdivisions, and investor-owned systems. Government-owned systems make up the vast majority of the United States water and wastewater utility segment, accounting for approximately 85% of all United States community water systems and approximately 95% of all United States community wastewater systems. Investor-owned water and wastewater systems account for the remainder of the United States water and wastewater community water systems. Growth of service providers in the utility segment is achieved through acquisitions, including tuck-ins, of other water and wastewater systems and organic growth of the population served by such providers.

The utility segment is characterized by high barriers to entry, including high capital spending requirements. Investor-owned water and wastewater utilities also face regulatory approval processes in order to do business, which may involve obtaining relevant operating approvals, including certificates of public convenience and necessity (or similar authorizations) from state PUCs. Investor-owned water and wastewater systems are generally economically regulated by the state PUCs in the states in which they operate. The federal government and the states also regulate environmental, health and safety and water quality matters for both investor-owned and government-owned water and wastewater utilities.

The general services segment includes engineering and consulting companies and numerous other fee-for-service businesses. These include the building and operating of water and wastewater utility systems, system repair services, lab services, sale of water infrastructure and distribution products (such as pipes) and other specialized services. The general services segment is characterized by aggressive competition and market-driven growth and profit margins.

The aging water and wastewater infrastructure in the United States is in constant need of modernization and facilities replacement. Increased regulations to improve water quality and the management of wastewater discharges, which began with passage of the Clean Water Act in 1972 and the Safe Drinking Water Act in 1974, have been among the primary drivers of the need for modernization. The EPA estimates that approximately $277 billion of capital spending will be necessary between 2003 and 2022 to replace aging infrastructure and to comply with quality standards to ensure quality water systems across the United States. In addition, the EPA estimates that approximately $388 billion of capital spending will be necessary between 2000 and 2019 to replace aging infrastructure and ensure quality wastewater systems across the United States.

The following chart sets forth estimated capital expenditure needs through 2022 for United States water systems:

Capital expenditures related to municipal water supply, treatment and distribution and wastewater collection and treatment facilities are typically funded by water and wastewater rates, taxes or the issuance of bonds. However, raising large amounts of funds is challenging for municipal water utilities, which impacts their ability to increase capital spending. In order to meet their capital spending challenges, many municipalities are examining a combination of privatizations and partnerships with the private sector. Privatization involves a transfer of responsibility for, and ownership of, the utility from the municipality to the private sector. Partnerships between municipalities and the private sector include DBO contracts, own, operate and transfer contracts and own, leaseback and operate contracts. Under these types of contracts, the municipality maintains ownership of the water system and the private sector takes responsibility for managing and operating the system.

Fragmentation and Consolidation

The utility segment of the United States water and wastewater industry is highly fragmented, with approximately 53,000 community water systems and approximately 16,000 community wastewater facilities, according to the EPA. As shown in the charts below, the majority of the approximately 53,000 community water systems are very small, serving a population of 500 or less.

The following charts set forth the total United States water industry by system type and the total population served by system type, respectively, for 2005:

Number of United States Water Systems by Type:*	United States Population Served by Water System Type:*

This large number of relatively small water and wastewater utilities results in inefficiencies in the marketplace, since smaller utilities may not have the operating expertise, financial and technological capability or economies of scale to provide services or raise capital as efficiently as larger utilities. These inefficiencies may lead to industry consolidation in the future, as the larger investor-owned utilities acquire smaller, local water and wastewater systems. Larger utilities that have greater access to capital are generally more capable of making mandated and other necessary infrastructure upgrades to both water and wastewater systems. In addition, water and wastewater utilities with large customer bases spread across broad geographic regions may more easily absorb the impact of adverse weather, such as droughts, excessive rain and cool temperatures in specific areas.

Larger utilities are able to spread overhead expenses over a larger customer base, thereby reducing the costs to serve each customer. Since many administrative and support activities can be efficiently centralized to gain economies of scale and sharing of best practices, companies that participate in industry consolidation have the potential to improve operating efficiencies, lower unit costs and improve service at the same time.

Water and Wastewater Rates

Investor-owned water and wastewater utilities generate operating revenue from customers based on rates that are established by state PUCs through a rate-setting process that may include public hearings, evidentiary hearings and the submission by the utility of evidence and testimony in support of the requested level of rates. In evaluating a rate case, state PUCs typically focus on five areas: (i) the amount and prudence of investment in facilities considered “used and useful” in providing public service; (ii) the operating and maintenance costs and taxes associated with providing the service (typically by making reference to a representative 12-month period of time, known as a test year); (iii) the appropriate rate of return; (iv) the tariff or rate design that allocates operating revenue requirements equitably across the customer base; and (v) the quality of service the utility provides, including issues raised by customers.

For most consumers, water and wastewater bills make up a relatively small percentage of household expenditures compared to other utility services.

The following chart sets forth the relative cost of water in the United States as a percentage of total household utility expenditures:

Our Strengths

We believe that we are distinguished by the following key competitive strengths:

Market leader with broad national footprint and strong local presence. We are the largest and most geographically diversified investor-owned water and wastewater utility company in the United States. With operations in 32 states and Ontario, Canada, we serve a population of approximately 16.2 million people, which we estimate is approximately 5 times the population served by the next largest investor-owned water and wastewater company in the United States. Our scale and geographic scope enable us to capitalize effectively on growth opportunities across our service areas, while helping to insulate us from adverse conditions in any one geographic area.

•	Regulatory, weather and economic diversity. State regulatory decisions, regional droughts and floods and local and regional economic downturns can have a major effect on geographically concentrated water and wastewater utilities. Our presence in numerous jurisdictions and localities across the United States promotes more stable and predictable financial performance across our overall business.

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Economies of scale. As the largest investor-owned water and wastewater utility company in the United States, our Regulated Businesses span 356 individual service areas and include approximately 45,000 miles of distribution and collection mains, 84 surface water treatment plants, 655 groundwater treatment plants and 41 wastewater treatment facilities. Our scale and long-standing history with suppliers provide us with a competitive advantage in procuring goods and services reliably and economically, which enables us to provide high quality, cost-effective service to our customers and allows us to economically employ industry experts to serve all our systems. In addition, our experience in operating utilities in many jurisdictions results in the identification and application of best practices across the entire company.

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Active community involvement supports customer satisfaction. We establish an active presence in the local communities we serve, supported by strong, ongoing community relations and corporate responsibility. We work closely with these communities to help create detailed water development plans, collaborate on growth initiatives and implement various water infrastructure and conservation projects. We are involved in local charities, schools and community organizations. In 2006, we donated approximately $1.7 million to a wide array of charitable projects in communities that we serve. This strong local presence and community involvement complements our high quality service and helps us to achieve high levels of customer satisfaction. We work with internal and external audiences to develop and support activities that contribute to a responsible business and to achieve high economic, social and environmental standards while balancing the needs of our key stakeholders through a multi-faceted corporate responsibility approach.

Regulated Businesses provide financial stability. Our core Regulated Businesses, which consist of locally managed utility subsidiaries that generally are economically regulated by the states in which they operate, accounted for approximately 88.6% of our consolidated operating revenue in 2006. Our Regulated Businesses provide a high degree of financial stability because (i) high barriers to entry provide limited protection from competitive pressures, (ii) economic regulation promotes predictability in financial planning and long-term performance through the rate-setting process and (iii) our largely residential customer base promotes consistent operating results.

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Barriers to entry. Generally, water and wastewater utilities operate pursuant to certificates of public convenience and necessity (or similar authorizations) issued by the state PUC in which they operate, which creates a barrier to entry. The requirement to hold such a certificate typically prevents investor-owned water and wastewater utilities from competing with us in our authorized areas. In addition, the high cost of constructing a new water or wastewater system generally inhibits competitive entry into our markets, including by municipal or government-owned utilities, which must either construct new systems or convert our assets to public ownership in order to compete directly with us in our authorized areas. Both of these factors provide a framework that allows us to operate our Regulated Businesses on a predictable and consistent basis.

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Economic regulation. Economic regulation in the water and wastewater utility industry exists as a substitute for competition. The primary regulatory model used by state PUCs involves a determination of an applicable rate base (consisting of allowed investments made in infrastructure), the recovery of prudently incurred operating expenses and an opportunity to earn an appropriate rate of return of and on invested capital. This model allows us to project our returns of and on investment and recovery of expenses and promotes predictability in financial planning and long-term performance of our Regulated Businesses.

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Residential customer base. Residential customers accounted for approximately 91% of the total customers served by our Regulated Businesses and approximately 61% of total operating revenue for our Regulated Businesses in 2006. Residential customers represent a stable customer platform, generating consistent operating results for our company over time and across our geographic service areas.

Experience in securing appropriate rates of return and promoting constructive regulatory frameworks. We seek appropriate rates of return of and on investments and recovery of prudently incurred operating expenses from state PUCs in the form of rate increases. We have a strong track record of providing reliable service at cost-effective rates, which has typically resulted in high customer satisfaction and has generally allowed us to maintain positive relations with local communities and regulators. We have generally been granted rate relief in a timely manner after application, and prior to our acquisition by RWE we often were successful in securing appropriate rate relief when we filed rate cases. In the period following RWE’s acquisition of the Company, as a condition to the approval of the acquisition, we agreed with certain state PUCs that we would not file rate cases for specified periods of time, also known as rate stay-outs. As of June 30, 2007, all rate stay-out provisions had expired.

A number of states in which our Regulated Businesses operate have adopted efficient rate policies, including some form of single tariff pricing, forward-looking test years or infrastructure surcharges. Pennsylvania, New Jersey, West Virginia, Ohio, Indiana and Illinois are examples of states that have adopted a full or partial single rate policy, under which all customers in a state or certain regions within a state are charged utilizing a single rate structure, regardless of which of our individual systems serves them. The single tariff structure is based on costs that are determined on a statewide or intra-state regional basis, thereby moderating the impacts of periodic fluctuations in local costs while lowering administrative costs for us and our customers. In addition, a number of states in which we operate allow utilities to utilize some form of forecast or forward-looking test year and Pennsylvania, Illinois, Missouri, Indiana, New York, California and Ohio are examples of states that have permitted some form of infrastructure surcharge for investments to replace aging infrastructure. Forward-looking test years and infrastructure surcharges reduce the regulatory lag associated with the traditional method of recovering rates from state PUCs through lengthy rate cases based on historical information. The forward-looking test year mechanism allows us to earn on a more timely basis a return of and on our current or projected costs or a rate of return of and on our current or projected invested capital and other “known and measurable changes” in our business. The infrastructure surcharge mechanism allows our rates to be adjusted and charged to customers outside the context of a general rate proceeding for pre-specified portions of our capital expenditures to replace aging infrastructure closer to the time these expenses are incurred. These constructive regulatory mechanisms encourage us to maintain a steady capital expenditure program to repair and improve water and wastewater systems as needed by reducing the regulatory lag on the recovery of prudent expenditures.

Significant growth opportunities with a low risk business profile. We believe we are well positioned to benefit from favorable industry dynamics in the water and wastewater sectors, which provide significant opportunities for future growth in both our Regulated Businesses and complementary Non-Regulated Businesses.

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Replacement of aging infrastructure. The EPA estimates that approximately $277 billion of capital spending will be needed between 2003 and 2022 to replace aging water infrastructure and comply with stricter water quality standards, and the EPA estimates that approximately $388 billion will be needed between 2003 and 2022 to replace aging wastewater infrastructure. We intend to invest capital prudently to enable us to continue to provide essential services to our regulated water and wastewater utility customers.

In addition, approximately 85% of community water systems are owned by municipalities or government entities that have varying access to financial resources and may have less extensive experience with large construction programs. In order to meet their capital spending challenges, we believe that municipalities will increasingly examine a range of strategies, including privatizations and partnerships with the private sector. We have successfully developed expertise in managing large capital investment projects and programs as an owner-operator and have an established track record of investing to upgrade, replace and add new pipes, treatment and pumping facilities and other water system infrastructure. In addition, we have experience designing, building and operating water treatment plants, which treat water from major rivers as well as lakes, reservoirs and groundwater sources within the United States. Our experience and resources position us favorably to partner with municipalities to upgrade and manage their infrastructure projects.

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Fragmented industry provides consolidation opportunities. With approximately 53,000 community water systems and roughly 16,000 community wastewater systems in the United States, the water and wastewater industry is significantly more fragmented than the other major utility industries. We expect the factors driving industry consolidation to increase in the future. These include economies of scale, environmental regulations, capital investment needs and need for technical and regulatory expertise, to increase in the future. With the presence of our Regulated Businesses in 20 states, we have a large platform on which to grow both organically and through consolidation of this fragmented market. Historically, we have been able to successfully identify, acquire and integrate water and wastewater systems.

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Opportunities for non-regulated growth. Our expertise and geographic diversity increases our ability to make opportunistic investments in non-regulated businesses that are complementary to our Regulated Businesses. Our national footprint and public/private partnership experience, including O&M, military and DBO contracts and services, position us to participate in existing and emerging non-regulated water businesses. These include contracting for the supply and treatment of water and wastewater with the United States military, for which we operate and maintain the water and wastewater networks at Forts Leavenworth, Sill and Rucker.

Experienced senior management team. Our three senior managers have an average of 27 years of experience in the utilities industry. Donald L. Correll, our President and Chief Executive Officer, Ellen C. Wolf, our Senior Vice President and Chief Financial Officer, and John S. Young, our Chief Operating Officer, have all held senior management positions at publicly traded companies. Our 12 state presidents have an average of 19 years of experience in the utilities industry.

Industry leader in water quality, testing and research. As the largest investor-owned United States water and wastewater utility company, we are experts in water quality testing, compliance and treatment and have established and own industry-leading water testing facilities. Our technologically advanced quality control and testing laboratory in Belleville, Illinois is certified in 24 states through the EPA Unregulated Contaminant Monitoring program. Our laboratories and other facilities perform more than one million water quality tests per year.

Our Strategy

Our goal is to consistently provide customers with safe, high quality drinking water and reliable water and wastewater services. Our business strategies include:

•	continuing to invest prudently in regulated water and wastewater infrastructure projects;

•	earning an appropriate rate of return on our investments from state PUCs;

•	growing our Regulated Businesses through acquisitions; and

•	continuing to pursue public/private partnerships, including O&M and military contracts and services and other non-regulated businesses that are complementary to our Regulated Businesses.

Continue our prudent investment in regulated infrastructure projects. We intend to invest capital prudently to enable us to continue to provide essential services to our regulated water and wastewater utility customers, while working with regulators in the various states in which we operate to have the opportunity to earn appropriate rates of return of and on these investments.

Over the next five years, we estimate that Company-funded capital investment will total between approximately $4,000 and $4,500 million. We anticipate spending between approximately $700 and $900 million yearly on Company-funded capital investment for the foreseeable future, depending upon the timing of major capital projects. Our capital investment includes both infrastructure renewal programs, where we replace existing infrastructure, as needed, and construction of facilities to meet new customer growth. Over the next five years, we estimate we will invest approximately $1,800 million to replace aging infrastructure including mains, meters, and supply and treatment facilities. We estimate that we will invest approximately $1,300 million in facilities to serve new customer growth over this same period. In addition, we estimate that complying with water quality standards and other regulatory requirements will require approximately $750 million of investment over the same period. Projects to enhance system reliability, security, and efficiency, or to meet other needs are projected to account for approximately an additional $400 million of investment over the same period.

The charts below set forth our estimated percentage of projected capital expenditures for 2007 to 2011 by purpose of investment and by asset type, respectively:

Earn an appropriate rate of return on our investments. A critical competency of a regulated utility is filing and completing rate cases with state PUCs. We will focus on the timely filing and completion of these rate cases in order to earn an appropriate return on our investments and to obtain recovery of prudently incurred expenses.

Grow our Regulated Businesses through acquisitions. We intend to continue to expand our regulated footprint geographically by acquiring water and wastewater systems in our existing markets and certain markets in the United States where we do not currently operate our Regulated Businesses. Our experienced development team evaluates potential acquisition targets across the country, particularly in higher-growth areas. Before entering new markets, we will evaluate the regulatory environment to ensure that we will have the opportunity to achieve an appropriate return on our investment while maintaining our high standards for quality, reliability and compliance with environmental, health and safety and water quality standards. These acquisitions may include large acquisitions of companies that have operations in multiple markets.

We also intend to continue to grow our regulated footprint through tuck-in acquisitions of small water and/or wastewater systems, typically serving fewer than 10,000 customers, in close geographic proximity to where we currently operate our Regulated Businesses. Tuck-ins allow us to integrate systems, operations and management and achieve efficiencies.

Continue to pursue complementary businesses. While our business mix will continue to focus predominantly on regulated activities, we are pursuing opportunities in non-regulated businesses that are complementary to our Regulated Businesses and our capabilities. We plan to focus on our public/private partnerships, including O&M and military contracts and services. We intend to capitalize on our O&M expertise as well as our existing municipal and government relationships to identify and bid for new ventures that have attractive risk and return characteristics. We also intend to continue to expand our non-regulated Homeowner Services business, which provides services to domestic homeowners to protect against the cost of repairing broken or leaking pipes inside and outside their homes, in areas within and beyond our existing regulated footprint.

Our Regulated Businesses

Overview of Networks, Facilities and Water Supply

Our Regulated Businesses operate in approximately 1,625 communities spread out across 356 individual service areas in 20 states in the United States. Our primary operating assets include 84 surface water treatment plants, 655 groundwater treatment plants, 1,013 groundwater wells, 41 wastewater treatment facilities, 727 treated water storage facilities, 1,268 pumping stations, 99 dams and approximately 45,000 miles of mains and collection pipes, 40,000 miles of which are water mains and 5,000 miles of which are sewer mains. We own substantially all of the assets used by our Regulated Businesses.

We generally own the land and physical assets used to store, extract and treat source water. Typically, we do not own the water itself, which is held in public trust and is allocated to us through contracts and allocation rights granted by federal and state agencies or through the ownership of water rights pursuant to local law. Sources of supply are seasonal in nature and weather conditions can have a pronounced effect on supply. In connection with supply planning for most surface or groundwater sources, we employ sophisticated models to determine safe yields under different rainfall and drought conditions. Surface and groundwater levels are routinely monitored for all supplies so that supply capacity may be predicted and, as needed, mitigated through demand management and additional supply development.

The following chart sets forth the sources of water supply for our Regulated Businesses for 2006 by volume:

The level of water treatment that we apply varies significantly depending upon the quality of the water source. Surface water sources, such as rivers, typically require significant filtration, while some groundwater sources, such as aquifers, require chemical treatment only. In addition, a small amount of treated water is purchased from neighboring water purveyors. Treated water is transported through an extensive transmission and distribution network, which includes underground pipes, above ground storage facilities and numerous pumping facilities with the ultimate distribution of the treated water to the customers’ premises. We also have installed meters to measure the water that we deliver through our distribution network. We employ a variety of methods of meter reading to monitor consumption, ranging from basic mechanical meters read by traveling meter readers to remote “drive-by” electronic meter reading equipment. The majority of new meters are able to support future advances in electronic meter reading.

The provision of wastewater services involves the collection of wastewater from customers’ premises through sewer lines. The wastewater is then transported through a sewer network to a treatment facility where it is treated to meet required effluent standards. The treated wastewater is finally returned to the environment as effluent, and the solid waste byproduct of the treatment process is disposed of in accordance with local standards.

Maintenance of our networks is a key activity of our Regulated Businesses. We have ongoing main renewal programs in all states in which our Regulated Businesses operate. These programs consist of both rehabilitation of existing mains and replacement of mains that have reached the end of their useful service life. We generally replace rather than rehabilitate our mains, subject to considerations of cost, feasibility and customer service impact.

The following table sets forth operating revenue, operating income and number of customers for 2006 for our regulated subsidiaries in the states where our Regulated Businesses provide services:

	Operating Revenue ($ in millions)	% of Total	Number of Customers (at December 31, 2006)	% of Total
New Jersey	$445.0	24.0%	623,808	19.0%
Pennsylvania	402.8	21.7%	640,555	19.5%
Missouri	170.9	9.2%	464,361	14.1%
Illinois	169.9	9.2%	304,138	9.3%
Indiana	136.5	7.4%	281,099	8.5%
California	117.3	6.3%	176,888	5.4%
West Virginia	101.9	5.5%	166,336	5.1%

Subtotal (Top Seven States)	1,544.3	83.3%	2,657,185	80.9%
Other†	310.3	16.7%	629,179	19.1%

Total Regulated Businesses	$1,854.6	100.0%	3,286,364	100.0%

†	Includes data from our operating subsidiaries in the following states: Arizona, Georgia, Hawaii, Iowa, Kentucky, Maryland, Michigan, New Mexico, New York, Ohio, Tennessee, Texas and Virginia.

Approximately 83.5% of operating revenue from our Regulated Businesses in 2006 were generated from approximately 2.7 million customers in our seven largest states, as measured by operating revenues. In fiscal year 2006, no single customer accounted for more than 1% of our annual operating revenue.

The operational characteristics of our Regulated Businesses, including water and wastewater networks and infrastructure and water sources and supply, vary on a state-by-state basis, as explained below with respect to our top seven states by Regulated Businesses revenues.

New Jersey

New Jersey American Water Company, Inc. serves a population (including resale) of approximately 2.65 million and generated approximately $445.0 million of operating revenue in 2006, representing approximately 24.0% of operating revenue of our Regulated Businesses for that period.

In New Jersey, our infrastructure and assets are designed to collect, treat and distribute water from a variety of surface water sources (including streams, lakes and reservoirs) and groundwater sources. In 2006, we obtained 68% of our water supply from surface water sources and 22% from groundwater sources. Purchased raw water and treated water each accounted for 5% of water supply, respectively, for the same period.

New Jersey American Water Company, Inc. currently operates eight surface water treatment plants and 146 groundwater treatment plants, which process water extracted from 158 groundwater wells. We maintain 123 treated water storage facilities, 206 pumping stations and seven dams, and our water and wastewater collection and distribution systems comprise 8,113 miles of mains and collection pipes. We do not currently provide wastewater treatment services in New Jersey.

In New Jersey, in order to ensure that we have adequate sources of water supply, we utilize reservoirs, aquifer storage supplies and seasonal wells to provide for water needs during peak summer seasons. Through the optimization of ground and surface water rights, we are able to balance seasonal fluctuations and provide sufficient water supply to our customers year round. We also maintain drought and emergency plans to ensure service reliability through a wide range of weather fluctuations.

Pennsylvania

Pennsylvania American Water Company serves a population of approximately 2.1 million and generated approximately $402.8 million of operating revenue in 2006, representing approximately 21.7% of operating revenue of our Regulated Businesses for that period.

In Pennsylvania, our infrastructure and assets are designed to collect, treat and distribute water from a variety of surface water sources (including streams, lakes and reservoirs) and groundwater sources. In 2006, we obtained 92% of our water supply from surface water sources and 6% from groundwater sources. Purchased treated water accounted for 2% of our water supply for the same period.

Pennsylvania American Water Company currently operates 36 surface water treatment plants and 63 groundwater treatment plants, which process water extracted from 125 groundwater wells. We maintain 182 treated water storage facilities, 288 pumping stations and 65 dams, and our water and wastewater collection and distribution systems comprise 9,238 miles of mains and collection pipes. We currently operate four wastewater treatment facilities in Pennsylvania.

In Pennsylvania, in order to ensure that we have adequate sources of water supply, we maintain active drought contingency plans in each of our public water systems. The plans identify the source of supply operations that are used during normal and drought weather conditions and specify measures to be taken at different drought trigger levels to increase supply and/or curtail water demand. Water allocation and passing-flow requirements must be managed to maintain adequate supply to our production facilities. In addition, we have taken action to augment supply in systems that have historically had drought-related supply issues (such as Butler, Pennsylvania) by finding alternative raw water sources and making finished water interconnections with other systems. In another of our drought-sensitive areas, Coatesville, Pennsylvania, we are currently in the planning and design stage of a supplemental interconnection with a neighboring water authority and long-term development of additional raw water sources.

Missouri

Missouri American Water Company serves a population of approximately 1.63 million and generated approximately $170.9 million of operating revenue in 2006, representing approximately 9.2% of operating revenue of our Regulated Businesses for that period.

In Missouri, our infrastructure and assets are designed to collect, treat and distribute water from a variety of surface water sources (including rivers, streams, lakes and reservoirs) and groundwater sources. In 2006, we obtained 90% of our water supply from surface water sources and 10% from groundwater sources.

Missouri American Water Company currently operates six surface water treatment plants and 15 groundwater treatment plants, which process water extracted from 36 groundwater wells. We maintain 61 treated water storage facilities, 39 pumping stations and one dam, and our water and wastewater collection and distribution systems comprise 5,671 miles of mains and collection pipes. We currently operate four wastewater treatment facilities in Missouri.

In our Joplin service area in Missouri, our source of water supply is limited. To manage this issue on the demand side, the water use of a large industrial customer has been restricted under an interruptible tariff. Additional wells have and will be developed to address supply and reliability deficiencies.

Illinois

Illinois American Water Company serves a population of approximately 1.28 million and generated approximately $169.9 million of operating revenue in 2006, representing approximately 9.1% of operating revenue of our Regulated Businesses for that period.

In Illinois, our infrastructure and assets are designed to collect, treat and distribute water from a variety of surface water sources (including rivers, streams, lakes and reservoirs) and groundwater sources. In 2006, we obtained 51% of our water supply from surface water sources and 38% from groundwater sources. Purchased treated water accounted for 11% of water supply for the same period.

Illinois American Water Company currently operates seven surface water treatment plants and 31 groundwater treatment plants, which process water extracted from 64 groundwater wells. We maintain 59 treated water storage facilities, 97 pumping stations and three dams, and our water and wastewater collection and distribution systems comprise 3,853 miles of mains and collection pipes. We currently operate 11 wastewater treatment facilities in Illinois.

In Illinois, we utilize a comprehensive planning process to assess source of supply adequacy. This assessment addresses both water quantity and quality features. Future customer demand projections are prepared. Existing system delivery infrastructure is evaluated to determine the capabilities of addressing anticipated demands. In addition to determining source of supply quantity adequacy, the ability to deliver the appropriate water quality is assessed. This would include compliance with environmental regulations as well as company water quality goals. The planning efforts result in a list of improvements that include source of supply upgrades.

Indiana

Indiana American Water Company, Inc. serves a population of approximately 1.28 million and generated approximately $136.5 million of operating revenue in 2006, representing approximately 7.4% of operating revenue of our Regulated Businesses for that period.

In Indiana, our infrastructure and assets are designed to collect, treat and distribute water from a variety of surface water sources (including rivers, streams, lakes and reservoirs) and groundwater sources. In 2006, we obtained 44% of our water supply from surface water sources and 55% from groundwater sources. Purchased treated water accounted for 1% of water supply for the same period.

Indiana American Water Company, Inc. currently operates five surface water treatment plants and 34 groundwater treatment plants, which process water extracted from 139 groundwater wells. We maintain 71 treated water storage facilities, 51 pumping stations and six dams, and our water and wastewater collection and distribution systems comprise 4,164 miles of mains and collection pipes. We currently operate one wastewater treatment facility in Indiana.

At Indiana American Water Company, we employ several measures to ensure that we have adequate sources of water supply. Indiana American Water conducts and updates comprehensive planning studies for each of its water utilities to identify and plan for long term customer demand trends. In order to provide uninterrupted water service, new source of supply and water treatment capital projects are planned and timed to match increases in customer demand and/or changes in the yield of existing sources of supply and treatment capacities. For example, to serve our high growth Indianapolis southern Suburban market, our London Road Project will utilize a new well field and treatment plant that will satisfy the significant needs of increased population and economic development. Further, these facilities are built to be incrementally expandable to match further growth over the next 10 years. In cases of extreme demand (such as drought conditions), customer demand-management plans are in place to sustain water sources through to normal demand conditions. Indiana American’s Noblesville District, a high growth northern suburb of Indianapolis, has successfully managed high demand in 2007’s heat wave/

drought condition through the use of its demand management plan. Further, emergency connections to alternate water sources are in place in some drought-sensitive Indiana American Water districts.

California

California American Water Company serves a population of approximately 0.68 million and generated $117.3 million of operating revenue in 2006, representing approximately 6.3% of operating revenue of our Regulated Businesses for that period.

In California, our infrastructure and assets are designed to collect, treat and distribute water from a variety of surface water sources (including rivers, streams, lakes and reservoirs) and groundwater sources. In 2006, we obtained 1% of our water supply from surface water sources and 72% from groundwater sources. Purchased treated water accounted for 27% of water supply for the same period.

California American Water Company currently operates two surface water treatment plants and 149 groundwater treatment plants, which process water extracted from 178 groundwater wells. We maintain 90 treated water storage facilities, 115 pumping stations and three dams, and our water and wastewater collection and distribution systems comprise 2,704 miles of mains and collection pipes. We currently operate five wastewater treatment facilities in California.

In California, in order to ensure that we have adequate sources of water supply we are in the permitting stages to obtain approval for the construction of a desalination plant to serve our customers on the Monterey Peninsula, we are designing new groundwater wells in our Larkfield district, and in other areas, we are making arrangements to extend or expand our purchase of water from neighboring water providers.

West Virginia

West Virginia American Water Company serves a population of approximately 0.57 million and generated approximately $101.9 million of operating revenue in 2006, representing approximately 5.5% of operating revenue of our Regulated Businesses for that period.

In West Virginia, our infrastructure and assets are designed to collect, treat and distribute water from a variety of surface water sources (including streams, lakes and reservoirs), and in 2006 we obtained 100% of our water supply from surface water sources.

West Virginia American Water Company currently operates nine surface water treatment plants. We maintain 119 treated water storage facilities, 255 pumping stations and four dams, and our water collection and distribution systems comprise 2,918 miles of mains and collection pipes. We do not currently provide wastewater services in West Virginia.

In West Virginia, our surface water supplies are sufficient to meet demand under all but the most extreme drought conditions. Such conditions would be atypical for West Virginia, which has an average annual rainfall of 44 inches.

Customers

We have a large and geographically diverse customer base in our Regulated Businesses. For the purposes of our Regulated Businesses, each customer represents a connection to our water or wastewater networks. As in the case of apartment complexes, businesses and many homes, multiple individuals may be served by a single connection. See “Industry and Market Data” for the methodology we employ to estimate population served.

Residential customers make up the large majority of customers in all of the states in which we operate. In 2006, residential customers accounted for 91% of the customers and 61% of the operating revenue of our Regulated Businesses. Residential customers are highly predictable water and wastewater services consumers and they generate stable operating revenue over time and across regions. We also serve commercial customers, such as shops and businesses, industrial customers, such as large-scale manufacturing and production operations, and public authorities, such as government buildings and other public sector facilities, including schools. We supply water to private fire customers for use in fire suppression systems in office buildings and other facilities and also provide bulk water supplies to other water utilities that distribute them to their own customers.

The following table sets forth the number of water and wastewater customers by customer class for our Regulated Businesses in 2004, 2005 and 2006:

	Year Ended December 31,
	2004		2005		2006
	Water	Wastewater	Water	Wastewater	Water	Wastewater
Residential	2,785,578	120,096	2,820,727	124,882	2,865,667	130,355
Commercial	230,052	5,861	230,187	5,756	229,354	5,922
Industrial	4,847	11	4,768	11	4,668	13
Private Fire	34,580	9	32,106	10	33,208	10
Public Authority & Other	16,663	163	16,844	178	16,990	177

Total	3,071,720	126,140	3,104,632	130,837	3,149,887	136,477

The following table sets forth water services operating revenue by customer class and wastewater services operating revenue, both excluding management fee revenues and other water revenues, for our Regulated Businesses for 2004, 2005 and 2006 and for the six months ended June 30, 2006 and 2007:

	Year ended December 31,			Six months ended June 30,
	2004	2005	2006	2006	2007
	(dollars in millions)
Water service
Residential	$1,006.3	$1,068.1	$1,068.2	$505.6	$535.3
Commercial	340.6	353.7	362.7	172.1	176.0
Industrial	99.9	97.2	92.0	44.8	46.1
Public and other	218.1	223.4	231.5	116.0	116.7

Total water services	1,664.9	1,742.4	1,754.4	838.5	874.1
Wastewater services	57.4	63.0	68.1	32.8	35.4

Total	$1,722.3	$1,805.4	$1,822.5	$871.3	$909.5

Substantially all of our regulated water customers are metered, which allows us to measure and bill for our customers’ water consumption, typically on a monthly basis. Our wastewater customers are billed either on a fixed charge basis or based on their water consumption.

Customer usage of water is affected by weather conditions, in particular during the summer. Our water systems experience higher demand in the summer due to the warmer temperatures and increased usage by customers for lawn irrigation and other outdoor uses. Summer weather that is cooler and wetter than average generally serves to suppress customer water demand and can have a downward effect on water operating revenue and operating income. Conversely, when weather conditions are extremely dry, our systems may be affected by drought-related warnings and/or water usage restrictions imposed by governmental agencies, also serving to reduce customer demand and operating revenue. These restrictions may be imposed at a regional or state level and may affect our service areas, regardless of our readiness to meet unrestricted customer demands.

The principal factor of any increase in our Regulated Businesses customer base is due to customers added through acquisitions and organic growth. From 2003 to 2006, our Regulated Businesses customer base increased at an average annual rate of 1.55%.

Supplies

Our water and wastewater operations require an uninterrupted supply of chemicals, energy and fuel, as well as maintenance material and other critical inputs. Many of these inputs are subject to short-term price volatility. Long-term volatility is partially mitigated through existing procurement contracts, current supplier continuity plans and the regulatory rate setting process.

Because of our geographic diversity, we maintain relationships with many chemical, equipment and service suppliers in the marketplace. We also employ a strategic sourcing process intended to ensure reliability in supply and long-term cost effectiveness. As a result of our strategic sourcing process and our strong relationships with suppliers, we are able to mitigate interruptions in the delivery of the products and services that are critical to our operations. For example, during Hurricane Katrina, we were challenged to locate chemical suppliers not affected by the hurricane. As a result of our previously negotiated and established relationships with a network of preferred suppliers, we were able to secure an uninterrupted supply of materials and to continue our operations in the affected areas without interruptions.

We have back-up energy sources at key facilities that are able to keep our operations running in the event of a temporary loss of our primary energy supplies.

Regulation

Economic Regulation

Our subsidiaries in the states in which we operate our Regulated Businesses are generally subject to extensive economic regulation by their respective state PUCs. The term “economic regulation” is intended to indicate that these state PUCs regulate the economic aspects of service to the public from systems that fall within their jurisdiction but do not generally establish water quality standards, which are set by the EPA and/or state environmental authorities and enforced through state environmental or health agencies. State PUCs have broad authority, derived from state laws and state constitutions under which they operate, to regulate many of the economic aspects of the utilities that fall within their jurisdiction. For example, state PUCs issue certificates of public convenience and necessity (or similar authorizations) that may be required for a company to provide public utility services in specific areas of the state. They also must approve the rates and conditions under which service is provided to customers and have extensive authority to establish rules and regulations under which the utilities operate. Although specific authority might differ from state to state, in most states, these state PUCs must approve rates, accounting treatments, long-term financing programs, significant capital expenditures and plant additions, transactions between the regulated subsidiary and affiliated entities, reorganizations and mergers and acquisitions, in many instances prior to their completion. The jurisdiction exercised by each state PUC is prescribed by state laws and regulations and therefore varies from state to state. Regulatory policies not only vary from state to state, they may change over time. These policies will affect the timing as well as the extent of recovery of expenses and the realized return on invested capital.

Economic regulation of utilities deals with many competing, and occasionally conflicting, public interests and policy goals. The primary responsibility of state PUCs is to achieve the overall public interest by balancing the interests of customers and the utility and its stockholders. Although the specific approach to economic regulation does vary, certain general principles are consistent across the states in which our regulated subsidiaries operate. Based on the United States Constitution and state constitutions that prohibit confiscation of property without due process of law and just compensation, as well as state statutory provisions and court precedent, utilities are entitled to recover, through rates charged to customers, prudent and reasonable operating costs as well as an opportunity to earn an appropriate return of and on prudent, used and useful capital investment necessary to provide service to customers. The state PUCs will also generally accord a utility the right to serve specific areas and will also provide investor-owned utilities with limited protection from competition because the requirement of an investor-owned utility to operate pursuant to a certificate of public convenience and necessity (or similar authorizations) typically prevents other investor-owned utilities from competing with it in the authorized area. In return, the utility undertakes to provide reliable service on a nondiscriminatory basis to all customers within the authorized area.

Our operating revenue is typically determined by reference to the volume of water supplied to a customer multiplied by a price-per-gallon set by a tariff approved by the relevant state PUC. Certain states, such as, for example, Pennsylvania, West Virginia, New Jersey, Ohio, Indiana and Illinois, have utilized a full or partial single rate policy, under which all customers in a state or certain regions within a state are charged utilizing a single rate structure, regardless of which of our individual systems serves them. The single tariff structure is based on costs that are determined on a state-wide or intra-state regional basis, thereby moderating the impact of periodic fluctuations in local costs while lowering administrative costs for us and our customers.

The process to obtain approval for a change in rates, or rate case, involves filing a petition with the state PUC on a periodic basis as determined by our capital expenditures needs and our operating costs. Rate cases are normally initiated by the regulated utility whenever the utility determines it needs to recover increased operating expenses or a return on new capital investment, or otherwise determines that its current authorized return is not sufficient, given current market conditions, to provide a reasonable return on investment. Typically a rate case will not be filed, however, unless the current or expected future return is below the allowed rate of return currently authorized by the regulator. A state PUC may also initiate a rate proceeding or investigation if it believes a utility may be earning in excess of its authorized rate of return. Rate cases often involve a lengthy and costly administrative process. The utility, the state PUC staff, consumer advocates and any other interveners who may participate in the process prepare and file evidence, consisting of supporting testimony and documentation. This is presented in public hearings in connection with the rate case. These hearings, which are economic and service quality fact-finding in nature, are typically conducted in a trial-like setting before the state PUC or an administrative law judge. During the process, the utility is required to provide staff and interveners with all relevant information they may request concerning the utility’s operations, expenses and investments. The sworn evidentiary record then forms the basis for a state PUC decision.

Some state PUCs are more restrictive than others with regard to the types of expenses and investments that may be recovered in rates as well as with regard to the transparency of their rate-making processes, and how they reach their final rate determinations. However, in evaluating a rate case, state PUCs typically focus on five areas:

•	the amount and prudence of investment in facilities considered “used and useful” in providing public service;

•	the operating and maintenance costs and taxes associated with providing the service (typically by making reference to a representative 12-month period of time, known as a test year);

•	the appropriate rate of return;

•	the tariff or rate design that allocates operating revenue requirements equitably across the customer base; and

•	the quality of service the utility provides, including issues raised by customers.

The decisions of state PUCs and the timing of those decisions can have a significant impact on the operations and earnings of our Regulated Businesses. Rate cases and other rate-related proceedings can take several months to over a year to complete. Therefore, there is frequently a delay, or regulatory lag, between the time one of our regulated subsidiaries makes a capital investment or incurs an operating expense increase and when those costs are reflected in rates. For instance, an unexpected increase in chemical costs or new capital investment that is not appropriately reflected in the most recently completed rate case will generally not be recovered by the regulated subsidiary until the next rate case is filed and approved by the state PUC. Our rate case management program is guided by the goals of obtaining efficient recovery of costs of capital and utility operating and maintenance costs, including costs incurred for compliance with environmental regulations. The management team at each of our regulated subsidiaries anticipates the time required for the regulatory process and files a rate case with the goal of obtaining rates that reflect as closely as possible the cost of providing service at the time the rates become effective. Even if rates are sufficient, we face the risk that we will not achieve the rates of return of and on our invested capital that are permitted by the state PUC.

Our regulated subsidiaries also pursue methods to minimize the adverse impact of regulatory lag and have worked with state PUCs and legislatures to implement a number of approaches to achieve this result. For example, an increasing number of states are permitting rates to be adjusted outside of a general rate case for certain costs, such as a return on capital investments to replace aging infrastructure or increases in expenses beyond the utility’s control, such as purchased water costs. For example, Pennsylvania, Illinois, Missouri, Indiana, New York, California and Ohio have in the past allowed tariffs that permit the imposition of surcharges on customers’ bills for infrastructure replacement. New Jersey, California, Virginia and Illinois have allowed surcharges for purchased water costs and California has allowed surcharges for power.

Some states have permitted use of some form of forecast or forward looking test year instead of historical data to set rates. Examples of these states include Illinois, Kentucky, Ohio, New York and California. In addition, a number of states in which we operate have allowed the utility to update historical data for certain changes that occur for some limited period of time subsequent to the historical test year. This allows the utility to take account of some more current costs or capital investments in the rate-setting process. Examples of these states include New Mexico, Texas, Missouri, Iowa, Virginia, Pennsylvania, Maryland, West Virginia, New Jersey and Arizona.

Another regulatory mechanism to address issues of regulatory lag includes the ability, in certain circumstances, to recover in rates a return on utility plant before it is actually in service, instead of capitalizing an allowance for funds used during construction. Examples of states that have allowed such recovery include Iowa, Texas, Pennsylvania, Ohio, Kentucky and California.

The ability of the Company to seek regulatory treatment as described above does not guarantee that the state PUCs will accept the Company’s proposal in the context of a particular rate case. However, the Company strives to use these and other regulatory policies to address issues of regulatory lag wherever appropriate and to expand their use in areas where they may not currently apply.

Environmental, Health and Safety and Water Quality Regulation

Our water and wastewater operations are subject to extensive United States federal, state and local, and in the case of our Canadian operations, Canadian laws and regulations governing the protection of the environment, health and safety, the quality of the water we deliver to our customers, water allocation rights and the manner in which we collect, treat and discharge wastewater. We are also subject to certain regulations regarding fire protection services in the areas we serve. These regulations include the Safe Drinking Water Act, the Clean Water Act and other federal, state, local and Canadian laws and regulations governing the provision of water and wastewater services, particularly with respect to the quality of water we distribute. We also are subject to various federal, state, local and Canadian laws and regulations governing the storage of hazardous materials, the management and disposal of hazardous and solid wastes, discharges to air and water, the cleanup of contaminated sites, dam safety and other matters relating to the protection of the environment, health and safety. State PUCs also set conditions and standards for the water and wastewater services we deliver.

We maintain a comprehensive environmental policy including responsible business practices, compliance with environmental laws and regulations, effective use of natural resources, and stewardship of biodiversity. We believe that our operations are in material compliance with, and in many cases surpass, minimum standards required by applicable environmental laws and regulations. Water samples across our water system are analyzed on a regular basis in material compliance with regulatory requirements. Across the Company, we conduct nearly one million water quality tests each year at our laboratory facilities in addition to continuous on-line instrumentations such as monitoring turbidity levels, disinfectant residuals and adjustments to chemical treatment based on changes in incoming water. For 2006, we achieved greater than a 99.9 percent compliance rate for meeting state and federal drinking water standards and 99.3 percent for compliance with wastewater requirements.

American Water participates in the Partnership for Safe Water, the United States EPA’s voluntary program to meet more stringent goals for reducing microbes. Currently, 65 of our facilities have received the program’s “Director” award and over 55 have maintained it for more than five years.

Safe Drinking Water Act

The federal Safe Drinking Water Act and regulations promulgated thereunder establish national quality standards for drinking water. The EPA has issued rules governing the levels of numerous naturally occurring and man-made chemical and microbial contaminants and radionuclides allowable in drinking water and continues to propose new rules. These rules also prescribe testing requirements for detecting contaminants, the treatment systems which may be used for removing contaminants and other requirements. Federal and state water quality requirements have become increasingly more stringent, including increased water testing requirements, to reflect public health concerns.

For example, in 2001, the EPA decreased permissible arsenic levels in drinking water and required compliance by water systems by January 2006. In 2003, a new EPA rule governing non-radon radionuclides became effective, regulating uranium in drinking water for the first time and requiring initial monitoring under state programs by the end of 2007. We believe that we are in material compliance with both these rules.

In order to remove or inactivate microbial organisms, the EPA has promulgated various rules to improve the disinfection and filtration of drinking water and to reduce consumers’ exposure to disinfectants and byproducts of the disinfection process. In January 2006, the EPA promulgated the Long Term 2 Enhanced Surface Water Treatment Rule and the Stage 2 Disinfectants and Disinfection Byproduct Rule. In October 2006, the EPA finalized the Ground Water Rule, applicable to water systems providing water from underground sources. In 2006, the EPA also proposed revisions to the monitoring and reporting requirements of the existing Lead and Copper Rule.

Although it is difficult to project the ultimate costs of complying with the above or other pending or future requirements, we do not expect current requirements under the Safe Drinking Water Act to have a material impact on our operations or financial condition. In addition, capital expenditures and operating costs to comply with environmental mandates traditionally have been recognized by state public utility commissions as appropriate for inclusion in establishing rates. As a result, we expect to fully recover the operating and capital costs resulting from these pending or future requirements.

Clean Water Act

The federal Clean Water Act regulates discharges from drinking water and wastewater treatment facilities into lakes, rivers, streams and groundwater. In addition to requirements applicable to our sewer collection systems, our operations require discharge permits under the National Pollutant Discharge Elimination System, or NPDES, permit program established under the Clean Water Act. Pursuant to the NPDES program, the EPA or implementing states set maximum discharge limits for wastewater effluents and overflows from wastewater collection systems. We believe that we maintain the necessary permits and approvals for the discharges from our water and wastewater facilities. From time to time, discharge violations occur at our facilities, some of which result in fines. We do not expect any such violations or fines to have a material impact on our results of operations or financial condition.

Other Environmental, Health and Safety and Water Quality Matters

Our operations also involve the use, storage and disposal of hazardous substances and wastes. For example, our water and wastewater treatment facilities store and use chlorine and other chemicals and generate wastes that require proper handling and disposal under applicable environmental requirements. We also could incur remedial costs in connection with any contamination relating to our operations or facilities or our off-site disposal of wastes. Although we are not aware of any material cleanup or decontamination obligations, the discovery of contamination or the imposition of such obligations in the future could result in additional costs. Our facilities and operations also are subject to requirements under the United States Occupational Safety and Health Act and are subject to inspections thereunder. For further information, see “Our Business—Research and Development.”

Certain of our subsidiaries are involved in pending legal proceedings relating to environmental matters. These proceedings are described further in the section entitled “Our Business—Legal Proceedings”.

Acquisitions

In the course of pursuing our growth strategy, we periodically acquire water and wastewater utilities by making acquisitions in our existing markets and certain markets in the United States where we do not currently operate our Regulated Businesses. These acquisitions may include large corporate acquisitions of companies that have operations in multiple markets. We have executed a number of large acquisitions in the past 10 years. In 1996, our regulated subsidiary, Pennsylvania American Water Company, acquired the regulated water utility operations of Pennsylvania Gas and Water Company, a subsidiary of Pennsylvania Enterprises Inc., for approximately $409.0 million. In 1999, we acquired the privately held National Enterprises Inc., in a transaction valued at $700.0 million. In 2002, we acquired the water and wastewater facilities in six states from Citizens Communications Company for an aggregate purchase price of $979.0 million. We also acquire water and wastewater utilities through tuck-ins. The proximity of tuck-in opportunities to our regulated footprint allows us to integrate and manage the acquired systems and operations using our existing management and to achieve efficiencies. Historically, pursuing tuck-ins has been a fundamental part of our growth strategy, and we intend to resume our active pursuit of tuck-ins.

The chart below sets forth our historical tuck-ins for 1996 through 2006 and the first six months of 2007:

Competition and Condemnation

In our Regulated Businesses, we generally do not face direct or indirect competition in providing services in our existing markets because (i) we operate within those markets pursuant to certificates of public convenience and necessity (or similar authorizations) issued by state PUCs and (ii) the high cost of constructing a new water and wastewater system in an existing market creates a barrier to market entry. Our Regulated Businesses do face competition from governmental agencies, other investor-owned utilities and strategic buyers in connection with entering new markets and making strategic acquisitions. Consolidation is changing the competitive landscape as small local utilities struggle to meet their capital spending requirements and look to partner with investor-owned utilities. We also face competition in offering services to new real estate developers, where we compete with others on the basis of the financial terms we offer for our services, the availability of water and our ability to commence providing services on a timely basis. Our largest investor-owned competitors are Aqua America Inc., United Water (owned by Suez), American States Water Co. and California Water Services Group.

The certificates of public convenience and necessity (or similar authorizations) pursuant to which we operate our Regulated Businesses do not prevent municipalities from competing with us to provide water and wastewater utility services. Further, the potential exists that portions of our subsidiaries’ utility assets could be acquired by municipalities or other local government entities through one or more of the following methods:

•	eminent domain (also known as condemnation);

•	the right of purchase given or reserved by a municipality or political subdivision when the original certificate was granted; and

•	the right of purchase given or reserved under the law of the state in which the utility subsidiary was incorporated or from which it received its certificate.

The sale price for such a transaction initiated by a local government may be determined consistent with applicable eminent domain law, or the price may be negotiated or fixed by appraisers as prescribed by the law of the state or in the particular franchise or charter. We believe our operating subsidiaries would be entitled to fair market value for any assets required to be sold, and we are of the opinion that fair market value would be in excess of the book value for such assets.

We are periodically subject to condemnation proceedings in the ordinary course of business. The last sale under threat of condemnation occurred in 2003 in California. A referendum on condemnation was held on November 7, 2006 in respect of assets of our Kentucky American Water Company subsidiary in Lexington, Kentucky. A majority of voters voted against the condemnation proposal, and therefore we anticipate that no further action with respect to this condemnation proceeding will be taken. On March 1, 2007, California American Water Company was served with a First Amended Complaint in Eminent Domain seeking to condemn the water and wastewater system we currently operate in Felton, California. The Felton system serves a population of approximately 1,300. We are contesting the complaint. We actively monitor condemnation activities that may affect us as soon as we become aware of them. We do not believe that condemnation poses a material threat to our ability to operate our Regulated Businesses.

Our Non-Regulated Businesses

In addition to our Regulated Businesses, we operate the following Non-Regulated Businesses, which generated $248.5 million of operating revenue in 2006 and $107.0 million in operating revenue for the six months ended June 30, 2007, which is 11.9% and 10.4%, respectively, of total operating revenue for the same periods.

Contracts Operations Group

Our Contracts Operations Group enters into public/private partnerships, including O&M and DBO contracts for the provision of services to water and wastewater facilities for municipalities, the United States military and other customers. We typically make no capital investment under these contracts, instead performing our services for a fee.

We are currently party to more than 45 contracts across the United States and Canada, with contracts ranging in term from two to 20 years. The services provided under our O&M contracts vary in size and scope.

For instance, 25 of our O&M contracts are purely operational in nature and do not involve the design or construction of the facilities. Annual operating revenue from the O&M contracts varies from $0.26 million to $9.0 million per contract.

We are an active participant in the Department of Defense’s recently adopted Utility Privatization Program, or UPP. In 2003 we were awarded 50-year contracts for the operation and maintenance of the water and wastewater systems at Forts Leavenworth, Sill and Rucker. Our responsibilities under these contracts include system project management, regulatory and environmental compliance, planning and long-term operations and maintenance. Additionally, under a three-year contract awarded in 2006, we were selected by Harnett County and the City of Fayetteville, North Carolina to operate, maintain and manage the existing water and wastewater treatment plants at Fort Bragg for an interim period until construction of new connections to the Harnett County and City of Fayetteville systems is completed.

In general, the Contract Operations Group is engaged in providing these services to systems with over 3,000 customers (and in many cases far larger) as distinguished from the O&M services provided by our Applied Water Management Group usually to systems with less than 3,000 customers. However, there is some overlap in size of systems served due to geographic and operational considerations.

Applied Water Management Group

Our Applied Water Management Group works with customers to design, build and operate smaller-scale water and wastewater treatment plants (typically serving up to 3,000 customers). Our typical customers are real estate developers, industrial companies and new or expanding communities. We specialize in providing reliable, advanced and eco-friendly water and wastewater solutions to suit each customer’s water needs.

The Applied Water Management Group currently serves our customer base primarily in the Northeastern United States and was responsible for the design, construction and operation of advanced wastewater treatment recycling systems for sites as varied as residential buildings in Battery Park City in New York City and Gillette Stadium in Foxborough, Massachusetts. Approximately 30% of the Applied Water Management Group’s business involves operating and maintaining smaller-scale water and wastewater plants, made up of a mixture of facilities that we designed and built, and some which we only operate.

Homeowner Services Group

Our Homeowner Services Group provides services to domestic homeowners to protect against the cost of repairing broken or leaking pipes inside and outside their homes. We initially offered these services within territories covered by our regulated subsidiaries, but have expanded to enable other utilities outside our territories to offer the service to their customers. In the marketing of these services, we focus on educating homeowners about their service line ownership responsibility and providing convenient and cost effective solutions to internal and external water line and sewer line repairs.

Our Service Line Protection Programs offer customers various service contracts for a monthly fee that cover repair of water line leaks and breaks, sewer line clogs and blockages and emergency in-home plumbing problems. In the event of a problem, customers contact our national call center and we dispatch local contractors to the customer’s home to undertake the necessary repairs.

The Homeowners Services Group currently has over 550,000 customer contracts in 14 of the states where we operate our Regulated Businesses. We intend to expand our service offering to the remaining key states in which we operate our Regulated Businesses.

Building on the success of its Service Line Protection Programs, our Homeowner Services Group recently introduced LineSaver™, an exclusive program for municipalities and public water systems that is available across the country. The LineSaver™ program involves partnering with municipalities to offer our protection programs to homeowners serviced by the municipal system while providing an income opportunity to the municipality or public water system. We entered into our first Service Line Protection Program partnership with the city of Trenton, New Jersey and are currently discussing partnerships with municipalities across the nation.

Other Non-Regulated Businesses

Our Non-Regulated Businesses also include (i) our Carbon Services Group, which provides granular activated carbon for water purification to our Regulated Businesses as well as certain outside customers and (ii) our Residuals Group, which provides safe and efficient treatment and disposal of biosolids and wastewater residuals. Our United States-based Residuals Group was divested effective June 29, 2007.

Competition

We face competition in our Non-Regulated Businesses from a number of service providers including Veolia, OMI and Southwest Water, particularly in the area of O&M contracting. Securing new O&M contracts is highly competitive, as these contracts are awarded based on a combination of customer relationships, service levels, competitive pricing, references and technical expertise. We also face competition in maintaining existing O&M contracts to which we are a party, as these frequently come up for renegotiation and are subject to an open bidding process.

Research and Development

We established a formal research and development program in 1981 with the goal of improving water quality and operational effectiveness in all areas of our businesses. Our research and development personnel are located at two of our facilities: the regional center in Voorhees, New Jersey and our research laboratory in Delran, New Jersey. In addition, our quality control and testing laboratory in Belleville, Illinois supports research through sophisticated testing and analysis. Since its inception, our research and development program has evolved to become a leading water-related research program, achieving advancements in the science of drinking water, including sophisticated water testing procedures and desalination technologies.

Since the formation of the EPA in 1970, we have collaborated with the agency to achieve effective environmental, health and safety and water quality regulation. This relationship has developed to include sharing of our research and national water quality monitoring data in addition to our treatment and distribution system optimization research. Our engagement with the EPA has helped us to achieve a leadership position for our company within the water and wastewater industry and has provided us with early insight into emerging regulatory issues and initiatives, thereby allowing us to anticipate and to accommodate our future compliance requirements.

In 2006, we spent $1.9 million on research and development, which represents an increase of 23% over the $1.6 million spent in 2005. This increase was primarily the result of certain projects begun in 2005 that were not completed until 2006. In 2004, we spent approximately $0.8 million on research and development. Approximately one-third of our research budget is comprised of competitively awarded outside research grants. Such grants reduce the cost of doing research and allow collaboration with leading national and international researchers.

We believe that continued research and development activities are critical to maintaining our leadership position in the industry and will provide us with a competitive advantage as we seek additional business with new and existing customers.

Support Services

Our American Water Works Service Company subsidiary provides centrally administered professional services to our Regulated Businesses under the terms of contracts with these companies that have been approved by state PUCs, where necessary. These services, which are provided at cost, may include accounting, administration, business development, communications, corporate secretarial, engineering, financial, health and safety, human resources, information systems, legal, operations, procurement, rates, security, risk management, water quality and research and development. Similar services may be provided to our Non-Regulated Businesses. These arrangements afford our affiliated companies professional and technical talent on an economical and timely basis.

We operate two national customer service centers, with personnel located in Alton, Illinois and Pensacola, Florida. These centers employ approximately 600 people in total and process telephone calls from customers across all of our service areas.

Community Relations

Communication activities for our Regulated Businesses are designed to ensure that our customers, regulators, elected and appointed officials, as well as, community leaders are fully informed about water and wastewater-related issues affecting their communities. We focus on developing effective relationships and have in place experienced staff members in the areas of community relations, government relations, media relations and marketing.

Our primary focus for our Regulated Businesses is on consumer education. We target our communications to ensure that all of our audiences are well informed and up-to-date on water and wastewater-related issues through community outreach meetings, bill inserts to our customers, newspaper articles on timely topics, paid advertisements on important issues, annual water quality reports or one-on-one meetings to update key community and government leaders. We continually provide information on topics such as the need for infrastructure investments that we are making within a community, the impact on rates and services, water supply needs, water conservation requirements, as well as information on water quality.

Communications activities for our Non-Regulated Businesses focus on identifying prospective market opportunities for growth and expansion and educating target markets on the value we can bring to solving specific water supply, water quality or other water and wastewater-related issues. Our experienced business development team reinforces the expertise, experience and capabilities we can provide to communities or developers through industry trade shows, public speaking opportunities, industry conferences and paid advertising, public-private partnerships or contract relationships which may include DBO projects for customers or providing experienced O&M services for various sized water and wastewater-related projects.

Employee Matters

Currently we employ approximately 6,900 full-time employees. Of these, 3,400 or 50% are represented by unions. We have 75 collective bargaining agreements in place with the 14 different unions representing our unionized employees. Approximately one-third of our local union contracts expire annually. We maintain good relations with our unionized workforce and have no significant history of strikes or labor stoppages.

Training

We place emphasis on the selection of well qualified employees and seek to provide the best and most up-to-date training to ensure that our water and wastewater operations function efficiently and safely. We provide extensive internal training programs designed to meet the standards demanded by the regulatory authorities in the states where we operate our regulated business.

Security

Due to terrorist and other risks, we have heightened security at our facilities over the past several years and have taken added precautions to protect our employees and the water delivered to customers. We have a security programs department that provides oversight and governance of physical and information security throughout our operations and is responsible for designing, implementing, monitoring and supporting active and effective physical and information security controls.

In 2002, federal legislation was enacted that resulted in new regulations concerning security of water facilities, including submitting vulnerability assessment studies to the federal government. We have complied with EPA regulations concerning vulnerability assessments and have made filings to the EPA as required. Vulnerability assessments are conducted regularly to evaluate the effectiveness of existing security controls and serve as the basis for further capital investment in security for the facility. Information security controls are deployed or integrated to prevent unauthorized access to company information systems, assure the continuity of business processes dependent upon automation, ensure the integrity of our data and to support regulatory and legislative compliance requirements. In addition, communication plans have been developed as a component of our procedures. While we do not make public comments on the details of our security programs, we have been in contact with federal, state, and local law enforcement agencies to coordinate and improve the security of our water delivery systems and to safeguard our water supply.

Legal Proceedings

Illinois

On February 1, 2006, the Illinois Attorney General filed a formal complaint with the Illinois Commerce Commission, referred to as the ICC, alleging that our Illinois-American Water Company subsidiary, referred to as ILAWC, violated the Illinois Public Utilities Act and certain ICC rules. The complaint alleged, among other things, that ILAWC has failed to maintain its meters to ensure their accuracy, failed to appropriately respond to consumer complaints about spikes in billed usage, failed to comply with the consumer protections contained in the Public Utilities Act and Commission rules, failed to maintain fire hydrants, failed to maintain proper water pressure and properly issue boil orders, and charged consumers an unreasonable amount for unaccounted for water. The Attorney General sought reparations and refunds for consumers, as well as civil penalties under the Act.

On February 17, 2006, this action was consolidated with a complaint filed by the Village of Homer Glen, alleging, among other things, that ILAWC engaged in a pattern of non-compliance with the provisions of the Public Utilities Act and ICC rules with regard to provision of customer service and certain billing practices. On March 8, 2006, the Attorney General made an amended filing clarifying that its complaint was broadly based on company practices “affecting all districts in Illinois-American’s service territory.”

On February 23, 2007, ILAWC and the Illinois Attorney General filed a Joint Motion for Leave to File a Late–Filed Stipulation, referred to as the Stipulation. Under the terms of the Stipulation, ILAWC has committed to take certain actions, including, but not limited to: retaining an independent accounting firm to review back billing adjustments which resulted from ILAWC’s odometer meter exchange program; undertaking periodic reporting on high bills, zero consumption bills, and consecutive estimated bills; improving bill format; and enhancing certain customer notification procedures. In addition, the Attorney General withdrew allegations related to billing system accuracy.

On April 18, 2007, the ICC entered a final order that adopts a majority of the Stipulation. The final order requires that if ILAWC does not file a general rate case within six months of the date of the order, ILAWC’s 2002 rate case docket will be reopened using the test year from that docket, to determine if ILAWC’s Chicago Metro area rates are just and reasonable. The ICC’s concern about the reasonableness of the Chicago Metro rates was based on a comparison to the rates of certain nearby municipal systems. ILAWC will address the ICC’s concerns when it files its next rate case, which we expect will be within the six-month period specified by the ICC.

On May 11, 2007, the Village of Homer Glen filed a motion for rehearing. The motion requested that the ICC grant rehearing and amend the final order to impose new requirements on ILAWC concerning, among other things, the inspection and repair of fire hydrants. On May 22, 2007, the ICC voted to grant the motion in part and deny it in part and require ILAWC to: (1) report to local fire departments on the exact location of known inoperable hydrants; (2) post schedules of repair for these hydrants; and (3) prepare a follow-up report to the fire department stating when the hydrants have been repaired or replaced. Following discussions among ILAWC, the Illinois Attorney General and the Village of Homer Glen, a hydrant inspection protocol has been agreed to and an order before the ICC to implement the protocol is pending.

ILAWC and the Illinois Attorney General continue to discuss aspects of ILAWC’s operations that are relevant to the Attorney General’s complaint.

California

In 2001, our California American Water Company subsidiary, referred to as CAWC, entered into a conservation agreement with the National Oceanic and Atmospheric Administration, referred to as NOAA, requiring CAWC to implement certain measures to protect the steelhead trout and its habitat in the Carmel River watershed, study the removal of the San Clemente Dam and explore long-term water sources other than a new reservoir in the Carmel River. Since that time, CAWC has implemented a number of measures to reduce the impact of its operations on the steelhead trout and other species and has begun the environmental review and permitting process for our Coastal Water Project, which is intended to remedy some of the foregoing deficiencies. In early 2004, NOAA informed CAWC of its concern that CAWC’s ongoing operations would cause the “take” of significant numbers of steelhead trout during the several remaining years required to implement the Coastal Water Project. In June 2006, CAWC and NOAA entered a settlement agreement whereby CAWC agreed to fund certain additional projects to improve habitat conditions for and aid in the recovery of steelhead trout in the Carmel River watershed. Under the settlement agreement, CAWC is required, among other things, to make an initial payment of $3.5 million and annual installments of $1.1 million for the lesser of six years or until such time as CAWC is in compliance with the State Water Resource Board’s Order governing the implementation of the Coastal Water Project. The settlement agreement requires that all payments made by CAWC to NOAA to be used for mitigation projects in the Carmel River watershed. NOAA is currently unable to ensure that settlement payments will be used for mitigation projects in the Carmel River watershed, and no payments have been made to date. Once NOAA is able to confirm that settlement payments will be applied as required by the settlement agreement, CAWC will make the settlement payments. We have established a reserve for the settlement agreement payments. NOAA has agreed not to assess any penalties or otherwise prosecute CAWC for any “take” of steelhead trout, so long as CAWC complies with the settlement agreement.

New Jersey

In February 2004, the New Jersey Department of Environmental Protection, referred to as NJDEP, issued to New Jersey American Water Company, referred to as NJAWC, a notice of violation alleging that NJAWC had exceeded annual diversion limits contained in NJAWC’s water allocation permits for certain wells in our Lakewood system during the years 2001 through 2003. NJDEP initially assessed a penalty of $633,000. NJAWC subsequently submitted a voluntary statewide Self Disclosure Report identifying all such exceedances for the period of 1999 through 2003. NJAWC is in the process of finalizing an administrative consent order with NJDEP to resolve the above violations under which NJAWC will agree to pay a civil fine of $90,000 and fund a $400,000 environmental project. We have established a reserve for these costs and believe NJAWC is currently operating in compliance with the applicable diversion limits in its water allocation permits.

Periodically, we are involved in other proceedings or litigation arising in the ordinary course of business. We do not believe that the ultimate resolution of these matters will materially affect our financial position or results of operations.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information with respect to the members of our board of directors and our executive officers as of the date of this prospectus.1

Name	Age	Position
Donald L. Correll	57	President, Chief Executive Officer and Director

John S. Young	53	Chief Operating Officer

Ellen C. Wolf	53	Senior Vice President and Chief Financial Officer

Laura L. Monica	50	Senior Vice President, Corporate Communications and External Affairs

Walter Q. Howard	55	Senior Vice President, Sales and Business Development

George W. Patrick	64	Vice President, General Counsel and Secretary

James M. Kalinovich	40	Vice President and Treasurer

Terry L. Gloriod	60	President, Central Region

Walter J. Lynch	45	Executive Vice President, Eastern Division

Mark F. Strauss	56	President, American Water Enterprises

Paul G. Townsley	50	President, Western Region

George MacKenzie	58	Director and Chairman of the Board

Martha Clark Goss	58	Director

Dr. Manfred Döss	49	Director

William J. Marrazzo	58	Director

Dr. Rolf Pohlig	54	Director

Andreas G. Zetzsche	51	Director

(1)	Dr. Volker Heischkamp, 48, currently serves as our Senior Vice President, Capital Markets, a position he will resign prior to the consummation of the concurrent initial public offering.

Donald L. Correll is our President and Chief Executive Officer and a member of our board of directors. Prior to joining American Water on April 17, 2006, Mr. Correll spent three years serving as President and Chief Executive Officer and member of the board of directors of Pennichuck Corporation, a New Hampshire-based water utility holding company. He previously spent 25 years with United Water Resources, an investor-owned water services company, where he served as Chairman, President and Chief Executive Officer from 1991 through 2001. Mr. Correll serves on the boards of a variety of civic, professional and business organizations, including the Environmental Financial Advisory Board of the United States Environmental Protection Agency and the National Association of Water Companies. In addition, he is a member of the board of directors of HealthSouth Corp. and is a Commissioner of the New Jersey Water Supply Authority. He was formerly a member of the board of directors of Interchange Financial Services Corporation.

John S. Young is our Chief Operating Officer. Mr. Young began his career with us in 1977 and has held a variety of operations, engineering and executive positions, including Vice President of Engineering, Vice President of Technical Services and Vice President of Operations and Investment Performance. Mr. Young is a member of several professional organizations, including the Design/Build Institute of America (board member), the American Water Works Association (board member, section chair and Fuller Awardee) and the American Society of Civil Engineers. He also serves on the National Drinking Water Advisory Council.

Ellen C. Wolf is our Senior Vice President and Chief Financial Officer. Ms. Wolf served as a member of our board of directors from March 2006 until August 8, 2007. Prior to re-joining us, Ms. Wolf served as Senior Vice President and Chief Financial Officer of USEC Inc., a global energy company, a position she held since December 2003. From 1999 through 2003, Ms. Wolf was employed by us as Vice President and Chief Financial Officer. Ms. Wolf’s career began in the accounting firm of Deloitte Haskins & Sells. From 1987 through 1999 Ms. Wolf held various positions in corporate accounting, finance and business development for Bell Atlantic and several of its subsidiaries, including Bell Atlantic Enterprises International, Bell Atlantic Mobile, and Bell Atlantic Corporation. Currently, Ms. Wolf also serves on the board of directors of C&D Technologies, Inc., where she serves as chair of its audit committee, and the board of directors of Water for People, a humanitarian organization.

Walter Q. Howard has been our Senior Vice President, Sales and Business Development since January 2007, Interim Chief Growth Officer of American Water Works Service Company, Inc. from March 2006 to January 2007, and Vice President, Sales and Development from November 2005 to March 2006. Prior to joining us, Mr. Howard served as a consultant for General Electric Company from June 2003 to August 2004, and Chief Executive Officer of Noble Power Assets, LLC from March 2002 to June 2003.

Laura L. Monica is our Senior Vice President, Corporate Communications and External Affairs. Prior to joining us, Ms. Monica was president and founder of High Point Communications Group, Inc., a strategic communications firm in Bow, New Hampshire. There she worked with a wide variety of clients in both the public and private sector, assisting them in developing and implementing comprehensive, strategic communications plans. Before forming High Point, Ms. Monica was head of corporate communications for Numerica Financial Corporation and had experience working in corporate finance.

George W. Patrick has been our Vice President, General Counsel and Secretary since May 2004. Prior to this, he served as Vice President and Secretary of American Water Works Service Company, a position he held from September 1999 to May 2004. Prior to joining us, Mr. Patrick served as a Partner at Dechert LLP from July 1976 to September 1999.

James M. Kalinovich is our Vice President and Treasurer. Prior to joining us in 2004, Mr. Kalinovich served as Vice President and Treasurer of Amkor Technology, Inc. from 2000 to 2004. Previously, he held executive positions at Merck & Company, Inc. in the United States and London from 1994 to 2000, and worked at Deloitte and Touche as a certified public accountant.

Terry L. Gloriod is President of our Central Region, headquartered in St. Louis County, Missouri. Mr. Gloriod originally joined us in 1999 as president of Illinois American Water, our wholly owned subsidiary. Prior to joining us, Mr. Gloriod had been with Continental Water Company, the water subsidiary of National Enterprises, Inc., for nearly 30 years, spending most of that time with its largest subsidiary, St. Louis County Water Company. He served as Continental’s Vice President of Operations where he supervised engineering and operations of the Continental subsidiary companies. He also served as Chairman of each of Continental’s four former subsidiaries: St. Louis County Water Company, Northern Illinois Water Company, Northwest Indiana Water Company and Long Island Water Company in New York. Mr. Gloriod is a Diplomat in the American Academy of Environmental Engineers. He has also participated in a variety of professional organizations, including the American Water Works Association, the AWWA Research Foundation and the National Association of Water Companies.

Walter J. Lynch was named Executive Vice President, Eastern Division, in July 2007. Prior to that date, he served as president of New Jersey American Water, Long Island American Water and our Northeast Region. Mr. Lynch joined us in 2003 and most recently served as President of our Products and Services Group where he was responsible for overseeing our non-regulated businesses. Prior to this, he was President of the Southwest Region of American Water Services. Mr. Lynch has over 16 years of experience in engineering, sales and marketing, operations and business development. Before joining us, he was involved with various start-up and growth organizations in the environmental industry. Mr. Lynch worked for Mobil Oil Corporation following his departure from the United States Army where he attained the rank of Captain.

Mark F. Strauss is President of American Water Enterprises, which administers our Non-Regulated Businesses. Previously, Mr. Strauss was President and Chief Executive Officer of our Applied Water Management Group, which provides customized water and wastewater management solutions to real estate developers, industrial clients and small to midsized communities nationwide. Mr. Strauss joined Applied Water Management Group in 1997 as Corporate Counsel and Secretary. He was promoted to Chief Operating Officer in 2002, a position he held until his appointment as Division President and Chief Executive Officer in 2003. Prior to that, he served as Vice President and General Counsel of Vizzoni Brothers Construction, Inc. Mr. Strauss concurrently serves as a director of Skylands Community Bank. Mr. Strauss was also at the law firms of Ozzard, Rizzolo, Klein, Mauro & Savo and Toolan, Romond, Abbot and Domenichetti.

Paul G. Townsley is President of our Western Region, headquartered in Phoenix, Arizona. Mr. Townsley originally joined us in 2002 as President of our California, Arizona, New Mexico, Hawaii and Texas subsidiaries. He has also been responsible for our Non-Regulated Businesses located in six western states. Prior to joining American Water, Mr. Townsley held a number of senior management positions with Citizens Utilities Company, where he had responsibility for that company’s electricity, natural gas, telecom, and water/wastewater utilities in Arizona, and later for all its water/wastewater utilities nationwide. In total, Mr. Townsley has over 27 years of utility industry experience. Mr. Townsley is a licensed professional engineer and marine engineer.

Board of Directors

In addition to Donald L. Correll, our board of directors consists of the following members:

George MacKenzie began his appointment as Chairman of our board of directors on May 17, 2006. He most recently served as our Interim President and Chief Executive Officer from January 1, 2006 to April 17, 2006 until the appointment of Donald L. Correll, which took effect April 17, 2006. He has been a member of our board of directors since August 2003 and was the Chair of the Audit Committee of the Board from February 2004 until December 2005. In addition to his role with American Water, Mr. MacKenzie is a Director on the Boards of Safeguard Scientifics, Inc., Tractor Supply Co., and C&D Technologies, Inc., where he served as Interim Chief Executive Officer early in 2005. He previously served on the boards of Central Vermont Public Service Corp. and traffic.com. He also serves on the Board of Trustees of the Medical Center of Delaware and is a member of the Investment Committee at the University of Delaware. Mr. MacKenzie previously served as Vice Chairman of the Board and Chief Financial Officer of Hercules Incorporated, a global manufacturer of chemical specialties. During his 22-year career with Hercules he served in a variety of senior management roles including President of the Chemical Specialty Division.

Martha Clark Goss began her tenure as a member of our board of directors on October 22, 2003, and she has served as Chair of the Audit Committee since December 2005. Ms. Goss has been Chief Operating Officer and Chief Financial Officer of Amwell Holdings/Hopewell Holdings LLC, a holding company for a healthcare reinsurance start-up, since 2003. Since July 2006, she has also served as the non-executive Chair of Channel Reinsurance Ltd. From 2002 to 2004, she was a subcontractor for Resources Global Professionals. Previously, Ms. Goss served as the Chief Financial Officer of Booz-Allen & Hamilton and held various senior executive positions at Prudential Insurance Company from 1981 until 1995. In addition to her position with American Water, Ms. Goss currently is a director and audit committee member of Ocwen Financial Corporation.

Dr. Manfred Döss began his tenure on our board of directors on August 8, 2007. He has served as General Counsel and Chief Compliance Officer of RWE since January 2005. From 1990 to 2004, Dr. Döss held various positions at Metallgesellschaft AG, including serving as a member of the supervisory board and as Senior Vice President and General Counsel.

William J. Marrazzo began his tenure as a member of our board of directors on October 22, 2003. In addition, Mr. Marrazzo has been the Chief Executive Officer and President of WHYY, Inc., a public television and radio company, since 1997. He served as Water Commissioner for the Philadelphia Water Department from 1971 to 1988 and Managing Director for the City of Philadelphia from 1983 to 1984. From 1988 to 1997 Mr. Marrazzo served as Chief Executive Officer of Roy F. Weston, Inc., an environmental and redevelopment firm. He has also served on the board of Amerigas Partners, L.P. (including on its audit committee) since April 2000 and Woodward & Curran since October 2001.

Dr. Rolf Pohlig began his tenure as a member of our board of directors on August 8, 2007. He has served as Chief Financial Officer of RWE since January 2007. From 2000 to 2006 Dr. Pohlig served as Executive Vice President, Mergers & Acquisitions of E.ON AG.

Andreas G. Zetzsche began his tenure as a member of our board of directors on August 17, 2007. He has served as an executive officer within the RWE group since 1997, and since January 2007 has served as Vice President, Group Corporate Development and Mergers & Acquisitions of RWE.

Composition of the Board of Directors

Our business and affairs are managed under the direction of our board of directors. Our board of directors currently consists of seven members, three of whom we believe are independent directors under currently applicable listing standards of the NYSE. Within one year of listing on the NYSE, our board of directors will consist of 10 members, six of whom will be independent under applicable SEC rules and currently applicable listing standards of the NYSE.

Committees of the Board of Directors

Upon completion of the concurrent initial public offering, our board of directors will conduct its business through three standing committees: the audit committee, the compensation committee and the nominating and corporate governance committee. In addition, from time to time, special committees may be established under the direction of our board of directors, when necessary, to address specific issues. Our audit committee, our compensation committee and our nominating and corporate governance committee will be required to be composed of a majority of independent directors within 90 days following the completion of the concurrent initial public offering and entirely of independent directors within one year following the completion of the concurrent initial public offering.

Audit Committee

Our audit committee consists of Martha Clark Goss (Chair), George MacKenzie and William J. Marrazzo. Our board of directors has determined that all audit committee members are independent directors according to the rules and regulations of the SEC and the NYSE. Prior to the consummation of the concurrent initial public offering, we will designate a member of the audit committee as an “audit committee financial expert,” as defined in Item 407 of Regulation S-K. Our board of directors has adopted a written charter for the audit committee, which will be available on our website. The audit committee has responsibility for, among other things:

•	appointing the independent auditor to audit the consolidated financial statements of the Company and its subsidiaries;

•	reviewing the arrangements for and scope of the audit;

•	reviewing the results of the audit of the consolidated financial statements;

•	reviewing audit problems and management responses;

•	reviewing adjustments or estimates proposed by the independent auditor;

•	reviewing any significant deficiency or material weakness in the design or operation of internal accounting controls identified by the independent auditor;

•	reviewing all critical accounting policies and practices;

•	reviewing all alternative accounting treatments of financial information within generally accepted accounting principles that have been discussed with management;

•	reviewing other material written communications between the independent auditor and members of management;

•	resolving any disagreement between management and the independent auditor regarding financial reporting;

•	reviewing the independent auditors’ report describing internal quality control procedures and material issues raised by the most recent quality control review;

•	discussing with management and the independent auditor the Company’s audited financial statements and quarterly financial statements;

•	reviewing and discussing SEC filings with management and, to the extent that such filings contain financial information, with the independent auditor;

•	discussing earnings press releases, as well as financial information and earnings guidance, if any, provided to analysts and ratings agencies;

•

overseeing policies and procedures for the receipt, retention, and treatment of complaints regarding accounting, internal accounting and other controls, auditing matters and suspected infractions of our Code of Ethics;

•	reviewing the reports of any internal auditor with respect to any financial safeguard problem that has not resulted in corrective action; and

•	reviewing with the General Counsel any legal matter that could have a significant impact on the Company’s financial statements.

Compensation Committee

Upon completion of the concurrent initial public offering, the compensation committee will consist of             , all of whom meet the requirements for independence under the rules and regulations of the NYSE. Prior to the completion of the concurrent initial public offering, our board of directors will adopt a written charter for the compensation committee, which will be available on our website. The compensation committee will have responsibility for, among other things:

•	establishing and reviewing the overall compensation philosophy of the Company;

•	setting compensation for the Company’s Chief Executive Officer and the other executive officers of the Company;

•	reviewing and making recommendations to our board of directors, or approving, all awards of stock or stock options pursuant to the Company’s equity-based plans; and

•

reviewing and evaluating the short and long-term succession plans relating to the Chief Executive Officer and other executive officer positions and making recommendations to our board of directors with respect to the selection of individuals to occupy these positions.

Nominating and Corporate Governance Committee

Upon the completion of the concurrent initial public offering, the nominating and corporate governance committee will consist of             , all of whom meet the requirements for independence under the rules and regulations of the NYSE. Prior to the completion of the concurrent initial public offering, our board of directors will adopt a written charter for the nominating and corporate governance committee, which will be available on our website. The nominating and corporate governance committee will have responsibility for, among other things:

•	establishing criteria for the selection of new directors to serve on our board of directors;

•	identifying qualified candidates to serve on our board of directors and recommending their election to our board of directors;

•	making recommendations to our board of directors as to whether members of our Board should stand for re-election; and

•

developing and recommending to our board of directors our corporate governance guidelines, assessing those guidelines annually and making recommendations to our board of directors in light of such assessments as may be appropriate.

Compensation Committee Interlocks and Insider Participation

Upon completion of the concurrent initial public offering, our board of directors will have a compensation committee as described above. None of our executive officers will serve as a member of our compensation committee, and none of them has served, or will be permitted to serve, on the compensation committee (or any other committee serving a similar function) of any entity of which an executive officer is expected to serve as a member of our compensation committee.

Code of Business and Financial Conduct and Corporate Governance Guidelines

Our board of directors has adopted a Code of Ethics applicable to our directors, officers and employees and corporate governance guidelines, each in accordance with applicable rules and regulations of the SEC and the NYSE. Prior to completion of the concurrent initial public offering, the Code of Ethics and the corporate governance guidelines will be available on our website.

Compensation Discussion and Analysis

This compensation discussion and analysis explains our compensation philosophy, policies and practices with respect to Donald L. Correll, who has served as our President and Chief Executive Officer since April 17, 2006; George MacKenzie, our Chairman, who served as our interim President and Chief Executive Officer from January 1, 2006 through April 17, 2006; Ellen C. Wolf, who has served as our Chief Financial Officer since March 1, 2006; John Bigelow, who has served since July 2, 2007 as the President of New Jersey American Water Company and served as our Senior Vice President, Regulatory Programs and Enterprise Risk Management from March 27, 2006 through July 1, 2007 and our Vice President, Finance–Americas from December 1, 2005 through March 26, 2006; John S. Young, our Chief Operating Officer; Dietrich Firnhaber, our Senior Vice President of Legal; and Volker Heischkamp, our Senior Vice President of Capital Markets. These individuals are collectively referred to as the “named executive officers.”

Jim McGivern, who served as our Chief Growth Officer, and Graham Wood, who served as the President of American Water Enterprises, were each seconded to American Water from Thames Water during 2006. Mr. McGivern and Mr. Wood might otherwise be named executive officers pursuant to the rules and regulations of the Commission. However, as a result of the sale of Thames Water by RWE, we do not have access to sufficient compensation information to enable us to satisfy the disclosure requirements with respect to them. We do not believe that the compensation information with respect to these two individuals is material to our investors, however, since it was determined by Thames Water and does not reflect American Water’s compensation policies or philosophies.

Overview and Objectives of our Compensation Programs

Since January 2003, American Water has been owned and controlled by RWE, and our compensation strategy has been primarily determined by the management of RWE and, until 2006, managed by Thames Water.

Our Chief Executive Officer has approved our compensation philosophy and proposals prior to their final determination by RWE.

Following the consummation of the concurrent initial public offering, we intend to establish an independent compensation committee that will administer and oversee our compensation and employee benefits programs, including our executive compensation programs and policies. We have used the services of Towers Perrin, a compensation consulting firm, to help us devise our compensation programs and policies, and we expect that our compensation committee will continue to consult with Towers Perrin following the consummation of the concurrent initial public offering.

Our executive compensation programs and policies have been designed to achieve the following objectives:

•	Attract and retain talented and experienced executives in the competitive water and wastewater utility industries;

•	Motivate and reward executives whose knowledge, skills and performance are critical to our success;

•	Align the interests of our executive officers and future stockholders by motivating executive officers to increase stockholder value and rewarding executive officers when stockholder value increases;

•

Provide a competitive compensation package that is weighted heavily towards pay for performance, and in which total compensation is primarily determined by financial, operational and individual results and the creation of stockholder value;

•	Foster a shared commitment among executives by coordinating their financial, operational and individual goals; and

•	Encourage executives to manage our business to meet our long-range objectives.

With the assistance of Towers Perrin, we annually compare our compensation policies to suitable benchmarks to arrive at what we believe to be fair and competitive compensation for the named executive officers. We primarily use two comparator groups, one that is a blended group of general industry companies of sizes similar to ours and one that is composed of utility companies of sizes similar to ours. We have chosen these comparator groups because the general industry group includes a broad sample of companies that provide us with a broad database, while the utility company group includes companies similar to ours. Compensation opportunities for the named executive officers are designed to result in annual base salaries approximating the median for the comparator groups and annual total compensation packages approximating those of companies in the 65th percentile of the comparator groups.

In establishing compensation for new executive officers, we take into account the base salary and annual cash incentives they received in their previous jobs, as well as the contributions they are expected to make to American Water. Each year, in determining whether to increase or decrease compensation to our executive officers, including the named executive officers, we take into account changes (if any) in the pay among the companies in our comparator groups, the contributions made by the executive officer, the performance of the executive officer, increases or decreases in the responsibilities and roles of the executive officer, the business needs for the executive officer, the transferability of the executive officer’s managerial skills to another employer, the relevance of the executive officer’s experience to other potential employers and the readiness of the executive officer to assume a more significant role with another organization.

Mr. Correll participates in the same programs and receives compensation based on the same factors as the other named executive officers. However, Mr. Correll’s overall compensation reflects a greater degree of policy and decision-making authority and a higher level of responsibility with respect to the strategic direction and financial and operating results of American Water.

Certain of our named executive officers are parties to employment agreements with us, which are described below under “—Narrative Disclosure to 2006 Summary Compensation Table and 2006 Grants of Plan-Based

Awards Table—Employment Agreements”. We do not have any specific policy that controls whether we enter into employment agreements with our named executive officers.

Elements of Compensation

Our compensation program has traditionally included the following key elements, which we expect to remain the key elements of our compensation program following the consummation of the concurrent initial public offering: base salary, annual incentives, long-term equity incentives and other benefits. In 2006, we granted cash retention bonuses, which are described below, in lieu of long-term equity incentives.

We determine the compensation of our executive officers, including the named executive officers, by first assigning each job to a management level. The assignment has been done by RWE with the assistance of our chief executive officer. The management levels are used to determine salary ranges, annual incentive targets and long-term incentive targets. We believe this is the most transparent and flexible approach to achieve the objectives of the executive compensation program.

We consider market pay practices and the practices of our comparator groups in determining the amounts of each element of compensation to be paid, what components should be paid in cash versus equity and how much of a named executive officer’s compensation should be short-term versus long-term. All elements have traditionally been paid to participants in cash, but our new omnibus equity compensation plan will provide for awards that pay out in equity following the concurrent initial public offering.

Base Salary

We believe competitive base salaries are necessary to attract and retain an effective executive management team. Base salaries for executive officers are targeted at the median of our comparator groups, and are adjusted to reflect individual performance and experience.

The management of RWE determined Mr. Correll’s starting salary for serving as our President and Chief Executive Officer by considering a review of levels of base pay of chief executive officers of companies in our comparator groups, which were provided by Towers Perrin, and Mr. Correll’s experience as the chief executive officer at other companies in the industry. Mr. Correll’s annualized base salary was set at $550,000 effective April 17, 2006, which was his start date.

At the January 2006 meeting of the board of directors of American Water, our directors and the management of RWE reviewed base salaries for the other named executive officers (other than Mr. MacKenzie) as compared to compensation data of companies at the 50th percentile of our comparator groups. After the review, the base salaries of the named executive officers were increased, primarily to bring them closer to the levels among our comparator groups and to recognize individual performance. Ms. Wolf’s starting base salary was established at the meeting.

Name	New Base Salary	Percent Increase	Effective Date
Ms. Wolf	$450,000	Hired	03/01/06
Mr. Bigelow	$275,000	17.5%	03/27/06
Mr. Young	$400,000	8.1%	03/27/06
Mr. Firnhaber(1)	$322,427	3.1%	03/27/06

(1)	Base salary of 138,020 Euros and functional allowance of 106,193 Euros converted to United States dollars using the December 31, 2006 exchange rate of 1.32027.

The base salaries paid to the named executive officers in 2006 are set forth below in the “2006 Summary Compensation Table.”

Annual Incentive Compensation

Annual incentive compensation is made available to all managerial, professional and supervisory employees, including the named executive officers. It is designed to provide incentives for achieving short-term financial and operational goals for the Company as a whole and for its subsidiaries and individual business units, as well as individual goals. Annual incentive compensation is provided to the named executive officers, other than Dr. Heischkamp, through American Water’s annual incentive plan. Dr. Heischkamp participates in RWE’s short-term incentive plan.

For 2006 and 2007, management, including the named executive officers and subsidiary and business unit leaders, worked with RWE to establish goals for American Water’s annual incentive plan that were aligned with American Water’s business plan for the applicable year. Following the concurrent initial public offering, the compensation committee will assume responsibility for setting the goals for the annual incentive plan. The compensation committee will strive to ensure that the goals are consistent with the overall strategic goals of American Water set by our board of directors and that, if the targets are met, the payouts will be consistent with the design for the overall compensation program for the named executive officers.

The annual incentive plan typically includes three performance components: “company (financial),” “operational” and “individual.” Target and maximum achievement levels are established for each goal. Target is set consistent with the achievement of the business plan objectives. Maximum is set at a level that significantly exceeds the business plan and has a low probability of payout.

The amount of a participant’s annual incentive target opportunity, expressed as a percentage of the participant’s base salary, is based on the participant’s role at American Water. Each participant’s bonus opportunity is allocated among the three components of the plan based on their relative weights for the participant, which depend upon the importance of the applicable goal to the responsibilities of the participant and his or her subsidiary or business unit and American Water’s view of the relative importance of the goals. Actual incentive payments corresponding to each goal can range from 0 (if the threshold is not met), to target level (if the target is met), to 150% of the target level for company (financial) goals, 120% of the target level for operational goals and 120% of the target level for individual goals. At the end of the year, payments are determined by evaluating the performance of each component, and then adding the results of all three components.

To be eligible to receive an annual incentive award, a participant must be actively employed at the end of the plan year for which the award is earned. However, in the case of disability, retirement, layoff or death during the plan year, a prorated award may be payable. Awards are usually determined and paid in cash as soon as possible after the release of company (financial) results. American Water may reduce or not pay the annual incentive awards even if the targets are met.

In 2006, the company (financial) component for the annual incentive plan was based on a profitability measure as defined by RWE. Essentially, this was calculated as revenues less operating expenses (such as operation and maintenance expenses, depreciation and marketing and administrative expenses). It also incorporated a share of the earnings of affiliates in which the Company had an ownership stake, but excluded certain one-time items, interest and taxation. The 2006 operational component consisted of key performance measures tied to customer satisfaction and environmental and health safety measures. Customer satisfaction made up 50% of the 2006 operational component and was measured on a state-by-state basis. All other operational components were measured on a regional basis. The individual component included performance targets that related to the participant’s function in the company as agreed between each participant and his or her manager.

The target payment opportunities for the named executive officers under the 2006 annual incentive plan are shown as percentages of annual base salary in the following table. Mr. Correll’s annual incentive opportunity for

2006 was prorated to reflect his mid-year start date. Mr. MacKenzie was granted a discretionary bonus for 2006 in lieu of an annual incentive plan award, which is set forth in the “2006 Summary Compensation Table.”

Named Executive Officer	Target (as % of base salary)
Donald L. Correll	80%
Ellen C. Wolf	50%
John Bigelow	40%
John S. Young	50%
Dietrich Firnhaber	35%

The following table shows the weighting of the company and individual measures, as a percentage of the total payout opportunity, used to determine award payments to the named executive officers for 2006. None of the named executive officers had operational goals in 2006.

	Mr. Correll	Ms. Wolf	Mr. Bigelow	Mr. Young	Mr. Firnhaber
Company (Financial)	70%	50%	40%	50%	40%
Individual	30%	50%	60%	50%	60%

In 2006, American Water did not meet its company (financial) goals, so each annual incentive plan payment was based on individual goals. The actual annual incentive payments made to the named executive officers for the fiscal year ended December 31, 2006 are set forth below in the “2006 Summary Compensation Table. ”

For the 2007 fiscal year, the company (financial) component for the annual incentive plan is based on operating income, which is defined as earnings before interest, taxes and other non-operating expenses. The performance level will be determined at the corporate and regional levels. More than 80% of the operating income target for the entire Company must be achieved before any payment will be made on the company (financial) component of the plan (although a payment could be made on the regional financial component if the regional operating income exceeds 80% of target). In addition, more than 70% of the operating income target for the entire Company must be achieved before any payment will be made on any component of the plan, including operational and individual. The operational component consists of performance measures tied to customer satisfaction, customer service quality, service level, environmental, health and safety, quality and compliance. The individual component includes performance targets that relate to the participant’s function in the company as agreed between the participant and his or her manager.

The 2007 target payment opportunities and relative weightings of the performance measures for purposes of the annual incentive plan for the named executive officers who remain employed by American Water are the same as for 2006.

RWE’s short-term incentive plan is similar to American Water’s annual incentive plan. Dr. Heischkamp’s goals were based 40% on company and 60% on individual measures. Dr. Heischkamp’s company component was based on RWE’s, rather than American Water’s, performance. It was based 50% on RWE’s achievement of “Free Cash Flow 1”, which is defined as cash flow from operating activities minus capital expenditures, and excluding proceeds from disposals, financial investments, acquisitions and dividend payments, and which is a key performance indicator used to measure the self-financing power of the RWE group, and 50% on RWE’s achievement of “Value Added”, which is defined as operating result minus the product of average operating assets of the period and the weighted average cost of capital, and which is a key performance indicator that measures the ability of RWE’s operating activities to cover and exceed the cost of invested operating assets. Dr. Heischkamp’s target incentive opportunity for 2006 was 34.7% of his base pay (including his functional allowance), and his bonus paid out based on achievement of company performance at 119% of target and individual performance at 104% of target. In 2007, Dr. Heischkamp’s company goals are based on the Value Added component only.

Long-Term Equity Incentive Compensation

RWE currently has a global long-term equity incentive program in place in which certain named executive officers participate. It is known as the Beat program, because it aims to incentivize the RWE group to perform successfully as one integrated team acting in one rhythm, or beat.

Under RWE’s 2005 Beat program, performance shares were granted to participants in 2005, based on a 2005-2007 award cycle. The awards are scheduled to pay out in cash in 2008 to participants who remain employed for the full award cycle, or whose employment is terminated without cause during the award cycle. The number of performance shares that will pay out at the end of the cycle is determined by RWE’s performance, measured by total stockholder return, referred to as TSR, which takes into account both the share price and reinvested dividends. RWE’s TSR is ranked against those of other companies within the DJ Stoxx Utilities Index, which consists of the top 29 European utility companies, to determine a payout factor. The factor does not only measure RWE’s rank within the list but also takes into account which competitors were outperformed. Each company within the list has a weighting according to its free float market capitalization (the total value of its shares on the stock market). The payout factor therefore depends on RWE’s position within the list and the sum of the index weightings of the outperformed companies. In order for any payouts to be made under the Beat program, RWE must perform better than at least 25% of the index weighting. A participant’s potential gain depends on the final number of performance shares awarded multiplied by the average RWE share price in the last 20 days prior to the end of the award cycle. The maximum amount that may be paid to a participant is limited to three times the “grant value” of the performance shares, which is the expected value of the shares set forth at the beginning of the award cycle. The grant value for the 2005-2007 award cycle is 18.62 Euros per share.

No long-term incentive awards were granted to the United States-based named executive officers under the Beat program in 2006 or 2007. However, Mr. Firnhaber and Dr. Heischkamp were granted long-term equity incentive awards under the Beat program for the 2006-2008 performance cycle. The terms of these awards are the same as for the 2005-2007 awards, except that the maximum amount that may be paid to a participant is limited to two times the “grant value” of the performance shares, which is 17.48 Euros per performance share.

If the consummation of the concurrent initial public offering occurs prior to December 31, 2007, participants’ performance shares will be paid out on the regular payment date under the Beat program, in the same amount that they would have been paid had American Water remained in the RWE group until the end of the award cycle.

Prior to 2005, RWE had other long-term equity incentive programs in place.

Pursuant to the 2004 Thames Water/RWE long-term incentive program, restricted stock units with respect to shares of RWE common stock were granted to participants in 2004. The units were paid out to participants who were actively employed on July 24, 2007. The plan provided that the amount paid to each participant would be determined by multiplying the number of restricted stock units granted to that participant by the closing price of a share of RWE stock on July 23, 2007, provided that for purposes of the plan the RWE share price could not exceed $90. Since the closing price of an RWE share on July 23, 2007 was greater than $90, the maximum payouts were made under the plan.

In 2006, Dr. Heischkamp exercised stock appreciation rights, referred to as SARs, that were granted to him in 2004 under RWE’s 2002 long-term incentive plan. The exercise price of his SARs was 35.45 Euros, which was determined based on the average value of the stock exchange price for RWE common stock in the closing auction of XETRA trading at the Frankfurt Stock Exchange during the ten trading days immediately prior to the day the SARs were issued. The term of the SARs was five years, and they were exercisable beginning two years after grant, subject to the achievement of certain performance goals. A target increase in the stock exchange price of RWE common stock of at least 10% over the exercise price was determined as a minimum performance goal for exercising SARs. In addition, RWE common stock had to have outperformed the Dow Jones STOXX Utility Price Index once from the issuing date to the exercise date for ten days in a row. The additional performance hurdle was to disappear if the stock price increase in RWE shares exceeded 20% during the exercise period. The number of SARs that became exercisable upon meeting the performance goals depended ultimately on the price movement of RWE common stock from the date of issue up to the exercise date. If the specified performance goals were met, one quarter of the total number issued could be exercised. The number of exercisable SARs increased to 60% of the total issued if the benchmark stock price of RWE common stock was 15% or more above the exercise price at least once in ten consecutive trading days. If a 20% or more increase in stock price occurred, all SARs issued could be exercised. The maximum value that could be received per exercised SAR was limited to 50% of the exercise price. Since the performance conditions were met, and the stock price increased by more than 20%, all of Dr. Heischkamp’s SARs were permitted to be exercised. Dr. Heischkamp exercised his SARs on June 8, 2006 and he was paid out on June 29, 2006.

For further information on the long-term equity incentive awards granted to the named executive officers, see the “2006 Grants of Plan-Based Awards” table, the “2006 Outstanding Equity Awards at Fiscal Year-End” table and the “2006 Option Exercises” table.

Other Benefits

Other benefits offered to the named executive officers by American Water include qualified and non-qualified retirement benefit plans, an executive severance policy and perquisites. American Water also provides medical and dental coverage and life insurance to each named executive officer to generally the same extent as such benefits are provided to other American Water employees. These benefits are intended to provide for the health, well-being and retirement planning needs of the named executive officers. We periodically review these other benefits and compare them to those of our comparator groups to confirm that they are reasonable and competitive in keeping with our overall objective of designing our compensation program to attract and retain talent while maximizing the interests of our stockholders.

Retirement Benefit Plans

American Water sponsors qualified and nonqualified defined benefit retirement plans that cover certain employees who commenced employment prior to January 1, 2006, when the plans were closed to new entrants. Some of the plans are predecessor company plans that American Water assumed in acquisitions. American Water also sponsors qualified and nonqualified defined contribution plans, including a deferred compensation plan. We transitioned from defined benefit to defined contribution plans for several reasons. Defined contribution plans provide to employees a retirement savings opportunity that is portable, which is important to us, since our workforce is more mobile than the traditional water utility workforce. In addition, we desired to be able to predict our fixed costs for retirement benefits on an ongoing basis, rather than having our costs depend on the volatility of actuarial assumptions, including discount rates and interest rates in capital markets (both long-term bond yields and equity returns). Further, defined contribution plans permit employees to defer the taxation of the compensation that they contribute to the plan, and allow American Water to contribute to the plan on behalf of employees in a relatively tax-efficient manner. For information on the named executive officers’ potential retirement plan benefits, please see the “2006 Pension Benefits” table and “—Potential Payments on Termination or Change in Control.”

Executive Severance Policy

Our executive severance policy was established in June 2006 to provide certainty with respect to the payments and benefits to be provided upon certain termination events. It provides severance benefits to executives whose employment is involuntarily terminated by American Water for reasons other than cause. For further information about the executive severance policy, see “—Potential Payments on Termination or Change in Control.”

Perquisites

American Water provides limited perquisites, which represent a small part of our overall compensation package. We annually review the perquisites that we provide to senior management in light of the benefits provided by our comparator groups. The primary perquisites that we offer are financial planning, executive physicals and a vehicle allowance. We believe that good financial planning by experts reduces the amount of time and attention that senior management must spend on that topic and maximizes the net financial reward to the employee of compensation received from American Water. Furthermore, since our leadership team has the greatest impact on our success, the executive physical is important. Healthy leaders are better prepared to perform physically and mentally. None of the named executive officers used the Company’s financial planning services in 2006.

Policies for RWE Employees on Assignment at American Water

During 2006, two RWE employees, Dietrich Firnhaber, our Senior Vice President, Legal, and Volker Heischkamp, our Senior Vice President, Capital Markets, worked for American Water. The Executive Board of RWE determined the compensation of these individuals based on RWE’s general compensation philosophy, which is similar to the American Water philosophy described above. Like American Water, RWE assigns every position to a management level. Annually, salary ranges are benchmarked against the levels used by the companies that comprise Germany’s DAX30, an index of certain publicly traded companies in Germany, and against other large national and international companies operating in Germany. Salaries are adjusted based on the benchmarking and performance.

RWE provided Mr. Firnhaber and Dr. Heischkamp with various elements of compensation on account of their United States assignments, including foreign service pay, housing allowances, home leave pay, travel reimbursements and cost of living allowances. RWE provides these elements of compensation in order to ensure that the expatriate’s lifestyle while on assignment is broadly comparable to what it would be in his or her domestic country. RWE views its expatriates as essential links among its companies worldwide. It also views expatriate assignments as an opportunity for personal and professional development and as an important component in the career development of individuals for management positions. In designing its international assignment policies, RWE aims to manage the interface between the home and the host companies, and to ensure that all tax, social security and labor requirements are met and that participating employees receive optimal care before, during and after the assignment.

Transaction-related Bonuses

Retention Bonuses

American Water has established a retention bonus program that is intended to retain employees in key leadership roles through the timely completion of the concurrent initial public offering. If a participant remains employed by American Water through the earlier of March 31, 2008 and one year after the date of the concurrent initial public offering, the participant will receive a cash retention bonus based on a predetermined percentage of his or her base salary in effect on January 1, 2006, or his or her hire date, if he or she was hired after January 1, 2006. Retention bonuses are payable to employees whose employment is terminated without cause prior to the applicable payment date. The retention bonus has been offered to employees in lieu of a 2006 grant under the RWE long-term incentive program.

The named executive officers who participate in the retention bonus program are entitled to retention bonuses in amounts equal to the following percentages of their base salaries:

Named Executive Officer	Retention Bonus Opportunity (as percentage of base salary)
Donald L. Correll	120%
Ellen C. Wolf	100%
John Bigelow	80%
John S. Young	100%

Completion Bonuses

American Water has offered a “completion bonus” to reward selected senior executives for their contributions to the concurrent initial public offering. Each eligible executive is entitled to receive a cash bonus based on a predetermined percentage of his or her base salary in effect on January 1, 2006, or his or her hire date, if he or she was hired after January 1, 2006.

The named executive officers who participate in the completion bonus program are entitled to completion bonuses in amounts equal to the following percentages of their base salaries:

Named Executive Officer	Completion Bonus Opportunity (as percentage of base salary (including functional allowance for Mr. Firnhaber and Dr. Heischkamp))
Donald L. Correll	100%
Ellen C. Wolf	100%
John Bigelow	75%
John S. Young	100%
Dietrich Firnhaber	75%
Volker Heischkamp	18.8%

With respect to each executive other than Dr. Heischkamp, 50% of each executive’s completion bonus will be awarded if the concurrent initial public offering is consummated. The remaining 50% is payable at the discretion of RWE, based upon the executive’s leadership and support in positively marketing the business and preparing for the concurrent initial public offering. All of Dr. Heischkamp’s completion bonus is discretionary, and it will be based on his personal contribution to the concurrent initial public offering.

For further information on the retention and completion bonuses to which the named executive officers are entitled, please see the “2006 Grants of Plan-Based Awards” table.

New Omnibus Equity Compensation Plan

American Water intends to adopt an omnibus equity compensation plan in connection with the concurrent initial public offering pursuant to which equity-based awards will be granted to certain employees and non-employee directors of American Water. The plan will encourage participants to contribute materially to the growth of the Company, thereby benefiting American Water’s stockholders. The terms of the omnibus equity compensation plan are described below under “—2007 Omnibus Equity Compensation Plan”.

At the time of the concurrent initial public offering, performance-based non-qualified stock options and performance-based restricted stock units are expected to be granted to employees under the plan. We have chosen to use stock options and restricted stock units as forms of equity-based compensation in order to align our program with common market practice. The amount of awards granted is expected to be based on American Water’s forecasted net income for 2007 and 2008 as of the time of the concurrent initial public offering, compared to American Water’s business plan. Sixty percent of the award value granted under the plan is expected to be in the form of stock options and 40% is expected to be in the form of restricted stock units. The exercise price of the stock options will be the fair market value of the underlying shares on the grant date. The options will expire on December 31, 2013.

The awards are expected to vest on December 31, 2009, if the applicable participant remains employed with American Water at such time. However, a portion or all of the stock options and restricted stock units may be forfeited depending on the outcome of certain performance conditions. The performance conditions are expected to be based on the Company’s 2007 and 2008 actual audited net income results as of December 31, 2008, as compared to the net income forecast as of the concurrent initial public offering. The targeted expected values of the long-term incentive awards are 120% of base salary for Mr. Correll, 115% of base salary for Ms. Wolf and Mr. Young, and 45% of base salary for all other named executive officers. Other employees will receive awards with targeted expected values of 45% or 20% of their base salaries. The ultimate number of stock options that become exercisable, and restricted stock units that vest, can range from 25% to 175% of the targeted equity award, depending on performance results. All awards are expected to be forfeited if less than 80% of forecasted net income is achieved.

On the vesting date or shortly thereafter, subject to the service and performance conditions having been met, the restricted stock units will be converted to an equivalent number of shares of American Water common stock, and the stock options will become exercisable. If any dividends are declared with respect to American Water common stock during the vesting period, American Water will credit dividend equivalents with respect to the restricted stock units, and participants will receive cash equal to the value of the dividend equivalents that accumulate with respect to any of their restricted stock units that are not forfeited.

Awards will generally be forfeited upon a termination of employment prior to vesting. Awards will fully time-vest upon death or disability, but will remain subject to performance conditions until the end of the performance cycle. Awards will time-vest on a pro rata basis upon retirement, but will remain subject to performance conditions until the end of the performance cycle. Our board of directors, in its discretion, may allow for early vesting upon early retirement. If a change of control occurs, awards will vest based on actual performance through the most recent reporting period prior to the change of control.

Executives will be required to hold 50% of the shares underlying their awards in order to comply with minimum ownership requirements, which are set at 300% of base salary for Mr. Correll, 200% of base salary for Ms. Wolf and Mr. Young, and 100% of base salary for other senior management positions.

If an initial public offering of American Water’s common stock has not occurred by December 31, 2009, participants will not receive the stock options or restricted stock units described above and will instead receive cash equal to the value of the restricted stock units they otherwise would have received at the target level.

Other New Plans and Awards

American Water is considering establishing an employee stock purchase plan after the concurrent initial public offering in order to more closely align our employees’ goals with those of our stockholders. The plan would allow certain employees to purchase shares of American Water’s common stock at a discount of up to 10% from the prevailing market price. Our board of directors has not yet made a decision as to whether or when such a plan would be adopted.

American Water is considering granting, upon the consummation of the concurrent initial public offering, $2.0 million of restricted stock to certain of our employees, in order to encourage such employees to remain employed following the concurrent initial public offering.

American Water is also considering establishing new deferred compensation plans for certain senior executives and directors.

Tax and Accounting Consequences

Section 162(m) of the Internal Revenue Code of 1986, as amended, referred to as the Code, imposes a limit on the amount of compensation that we may deduct in any one year with respect to certain of our named executive officers, unless certain specific and detailed criteria are satisfied. Performance-based compensation, as defined in the Internal Revenue Code, is fully deductible if the applicable compensation programs are approved by our stockholders and meet other requirements. We seek to maintain flexibility to compensate our executives in a manner designed to promote our corporate goals, and therefore we have not adopted a policy requiring all compensation to be deductible. However, from time to time, we intend to monitor whether it might be in our interest to structure our compensation programs to satisfy the requirements of Section 162(m).

2006 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)		Stock Award(s) ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(4)	All Other Compensation ($)(14)	Total ($)

Donald L. Correll President and Chief Executive Officer(5)	2006	$370,195	—		—	—	$74,933	—	$106,040	$551,168

George MacKenzie Chairman, Former Interim President and Chief Executive Officer(6)	2006	$276,439	$110,000	(12)	—	—	—	—	$18,031	$404,470

Ellen C. Wolf Senior Vice President and Chief Financial Officer(7)	2006	$360,000	—		—	—	$99,031	$563	$54,886	$514,480

John Bigelow President, New Jersey, American Water Company, Former Vice President, Finance-Americas, Former Senior Vice President, Regulatory Programs & Enterprise Risk Management(8)	2006	$260,517	—		$153,899	—	$64,860	$106,509	$15,427	$601,212

John S. Young Chief Operating Officer(9)	2006	$391,542	—		$202,389	—	$90,000	$308,400	$18,781	$1,011,112

Dietrich Firnhaber Senior Vice President, Legal(10)	2006	$290,097	$19,753	(13)	$120,871	—	$56,963	$16,030	$254,099	$757,813

Volker Heischkamp Senior Vice President, Capital Markets(11)	2006	$350,558	—		$108,476	$68,760	$132,147	$68,934	$100,587	$829,462

(1)

The amounts shown under this column reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006, with respect to the 2004 Thames Water/RWE long-term incentive awards and the 2005-2007 and 2006-2008 RWE long-term incentive awards. With respect to the 2005-2007 and 2006-2008 long-term incentive awards, the values for these awards are based on a fair-value calculation which is based on a multivariate Black-Scholes model. A Monte-Carlo simulation of risk-neutral paths with a subsequent averaging and discounting of the payoff yields the fair value. Relevant valuation parameters are index weights, reference prices/strikes, dividend assumptions, interest rates, volatilities and correlations. For further information on these awards see “—Compensation Discussion and Analysis—Elements of Compensation—Long-Term Equity Incentive Compensation”.

(2)	The amounts shown in this column reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006, with respect to a stock appreciation right granted to Dr. Heischkamp in 2004 and exercised by him in 2006. The value is based on a fair-value calculation which is based on a multivariate Black-Scholes model. A Monte-Carlo simulation of risk-neutral paths with a subsequent averaging and discounting of the payoff yields the fair value. Exercise restrictions are considered. Relevant valuation parameters are reference prices/strikes, dividend assumptions, interest rates, volatilities and correlations. For further information on this award see the “2006 Option Exercises” table.

(3)	The amounts shown in this column reflect payments for 2006 performance under American Water’s and RWE’s annual incentive plans made in March 2007. For further information about these plans, see “—Compensation Discussion and Analysis—Elements of Compensation—Annual Incentive Compensation.”

(4)	The amounts shown in this column reflect the aggregate changes in the actuarial present values of the named executive officers’ accumulated benefits under our defined benefit pension plans (including supplemental plans) from the pension plan measurement date used for our audited financial statements for 2005 to the pension plan measurement date used for our audited financial statements for 2006. For further information on the pension plans, see “—2006 Pension Benefits.” No named executive officers received earnings on deferred compensation in 2006.

(5)	Mr. Correll was hired as our President and Chief Executive Officer on April 17, 2006. His salary and annual incentive plan award were prorated based on his hire date.

(6)	Mr. MacKenzie, our Chairman, served as our Interim President and Chief Executive Officer from January 1, 2006 through April 17, 2006. The amount of salary in his “Base Salary” column includes his prorated salary as Interim Chief Executive Officer as well as $58,632 for serving on American Water’s board of directors and $10,500 for serving as the director and chair of the audit committee of Pennsylvania-American Water Company, a subsidiary of American Water.

(7)	Ms. Wolf was hired as our Senior Vice President and Chief Financial Officer on March 1, 2006. Her salary and annual incentive plan award were prorated based on her hire date.

(8)	Mr. Bigelow, who has served since July 2, 2007 as the President of New Jersey American Water Company, served as our Senior Vice President, Regulatory Programs and Enterprise Risk Management from March 27, 2006 through July 1, 2007 and our Vice President, Finance—Americas from December 1, 2003 through March 26, 2006.

(9)	Mr. Young has served as our Chief Operating Officer since October 1, 2005.

(10)	Mr. Firnhaber joined the RWE group on January 1, 1996, and began working for American Water on January 1, 2003. He resigned effective July 31, 2007. His compensation was denominated in Euros but was paid to him in the equivalent number of United States dollars. Mr. Firnhaber’s salary (including functional allowance) was converted from Euros to United States dollars based on a rate of 1.2237 (which was the rate actually used in converting his compensation in dollars). Mr. Firnhaber’s bonus was converted to United States dollars using the April 24, 2006 exchange rate of 1.2348. For purposes of the column titled “Change in Pension Value and Nonqualified Deferred Compensation Earnings,” the December 31, 2005 exchange rate of 1.18445 was used to determine 2005 pension values and the December 31, 2006 exchange rate of 1.32027 was used to determine 2006 pension values.

(11)	Dr. Heischkamp joined the RWE group on August 1, 2002, and has been seconded to American Water since November 15, 2005. He has served as our Senior Vice President, Capital Markets since November 5, 2006. He has been compensated in Euros. All items of his compensation reported here were converted from Euros to United States dollars based on the December 31, 2006 exchange rate of 1.32027, except that for purposes of the column titled “Change in Pension Value and Nonqualified Deferred Compensation Earnings”, the December 31, 2005 exchange rate of 1.18445 was used to determinate 2005 pension values.

(12)	Mr. MacKenzie was paid a discretionary bonus in 2006 in lieu of an annual incentive plan award as a result of his transition from Interim President and Chief Executive Officer to non-employee director.

(13)	Mr. Firnhaber was paid a bonus for the successful sale of Thames Water’s business in Chile.

(14)	The following tables show the components of the amounts listed in the “All Other Compensation” column for each named executive officer:

Name	401(k) Company Match ($)	401(k) Defined Contribution Account ($)(1)	401(k) Restoration Plan ($)(2)	Nonqualified Defined Contribution Account ($)(3)	Executive Physicals ($)	Vehicle Allowance ($)	Foreign Service Pay ($)(4)	Housing Allowance and Related Expenses ($)	Life Insurance
Donald L. Correll	$7,615	$11,550	$6,722	$8,823	—	$13,500	—	$37,997	$452
George MacKenzie	—	$10,884	—	—	—	$6,889	—	—	$258
Ellen C. Wolf	$10,963	$11,550	$6,200	$8,138	$5,759	$12,000	—	—	$276
John Bigelow	$5,357	—	$1,256	—	—	$8,400	—	—	$414
John S. Young	$3,967	—	$4,500	—	—	$9,900	—	—	$414
Dietrich Firnhaber	—	—	—	—	—	$10,200	$36,971	$60,000	—
Volker Heischkamp	—	—	—	—	—	—	—	$66,201	—

Name	COLA ($)(5)	Home Leave & Travel Expenses	Gross Up for Taxes
Donald L. Correll	—	—	$19,381	(6)
Dietrich Firnhaber	—	$49,705	$97,223	(7)
Volker Heischkamp	$11,750	$22,636

(1)	The Defined Contribution Account is an account in our 401(k) plan to which American Water contributes 5.25% of each employee’s total cash compensation (which includes base pay and annual incentive plan payouts), subject to limits on compensation that may be taken into account pursuant to Section 401(a)(17) of the Code.

(2)	The 401(k) Restoration Plan provides matching contributions in excess of those permitted to be provided under our 401(k) plan due to limits on compensation that may be taken into account pursuant to Section 401(a)(17) of the Code. For further information on this plan, please see “—2006 Nonqualified Deferred Compensation.”

(3)	The Nonqualified Defined Contribution Account is an account in our 401(k) Restoration Plan to which American Water contributes up to 5.25% of each participant’s total cash compensation (which includes base pay and annual incentive plan payouts), offset by American Water’s contributions to the Defined Contribution Account of the 401(k) plan. For further information on this account, please see “—2006 Nonqualified Deferred Compensation.”

(4)	The amount in this column was paid to Mr. Firnhaber on account of his working in the United States.

(5)	The amount in this column represents payments made to Dr. Heischkamp to compensate him for the differences in the cost of living between the United States and Germany.

(6)	This amount represents a payment to Mr. Correll to compensate him for taxes on his housing allowance.

(7)	This amount represents United States income taxes paid by American Water on Mr. Firnhaber’s behalf.

2006 Grants of Plan-Based Awards

The following table provides certain information regarding plan-based awards granted to our named executive officers during the fiscal year ended December 31, 2006.

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards		Estimated Future Payouts Under Equity Incentive Plan Awards
Name	Plan	Grant Date	Target ($)	Maximum ($)	Target (#)	Target ($)	Maximum ($)
Donald L. Correll	Retention bonus(1)	—	$660,000	—	—	—	—
	Completion bonus(2)	—	$275,002	—	—	—	—
	2006 Annual incentive plan(3)	—	$312,221	$440,232	—	—	—

George MacKenzie	2006 Annual incentive plan(3)	—	$165,150	$232,862	—	—	—

Ellen C. Wolf	Retention bonus(1)	—	$450,000	—	—	—	—
	Completion bonus(2)	—	$225,000	—	—	—	—
	2006 Annual incentive plan(3)	—	$188,630	$254,651	—	—	—

John Bigelow	Retention bonus(1)	—	$188,000	—	—	—	—
	Completion bonus(2)	—	$88,125	—	—	—	—
	2006 Annual incentive plan(3)	—	$110,100	$145,200	—	—	—

John S. Young	Retention bonus(1)	—	$370,000	—	—	—	—
	Completion bonus(2)	—	$185,000	—	—	—	—
	2006 Annual incentive plan(3)	—	$200,000	$270,000	—	—	—

Dietrich Firnhaber	Completion bonus(2)	—	$136,179	—	—	—	—
	2006 Annual incentive plan(3)(4)	—	$112,849	$148,961	—	—	—
	2006-2008 Beat award(5)	January 1, 2006	—	—	2,288	$52,807	$105,614

Volker Heischkamp	RWE Short-term bonus(6)	—	$121,795	$160,769	—	—	—
	2006-2008 Beat award(5)	January 1, 2006	—	—	2,860	$66,009	$132,018

(1)	American Water has established a retention bonus program that is intended to retain employees in key leadership roles through the timely completion of American Water’s initial public offering. If a participant remains employed by American Water through the earlier of March 31, 2008 or one year after the date of American Water’s initial public offering, the participant will receive a cash retention bonus based on a predetermined percentage of his or her base salary in effect on January 1, 2006, or his or her hire date, if he or she was hired after January 1, 2006. For further information on the retention bonuses, see “—Compensation Discussion and Analysis—Transaction-Related Bonuses—Retention Bonuses”.

(2)	American Water has offered a “completion bonus” to reward selected senior executives for their contributions to the concurrent initial public offering. Each eligible executive is entitled to receive a cash bonus based on a predetermined percentage of his or her base salary in effect on January 1, 2006, or his or her hire date, if he or she was hired after January 1, 2006. With respect to each executive other than Dr. Heischkamp, 50% of each executive’s completion bonus will be awarded if the concurrent initial public offering is consummated. The remaining 50% is payable at the discretion of RWE, based upon the executive’s leadership and support in positively marketing the business and preparing for the sale. The latter 50% of the completion bonus is not included in the “2006 Grants of Plan-Based Awards” table, since it would be considered a bonus award, rather than a plan-based award, pursuant to the rules of the SEC. Dr. Heischkamp is also eligible for a completion bonus, but his entire completion bonus is payable at the discretion of RWE. Since Dr. Heischkamp’s completion bonus would be considered a bonus award, rather than a plan-based award, pursuant to the rules of the SEC, it is not included in the table.

(3)	The annual incentive plan is American Water’s annual cash bonus plan. For further information on the plan, see “—Compensation Discussion and Analysis—Annual Incentive Compensation.” The 2007 bonus payment for 2006 performance has been made based on the metrics described, and is shown in the 2006 Summary Compensation Table in the column titled “Non-Equity Incentive Plan Compensation.”

(4)	Mr. Firnhaber’s annual incentive plan amount was based on his base pay (including a functional allowance) of 244,213 Euros and was converted to United States dollars based on the December 31, 2006 exchange rate of 1.32027.

(5)	The amounts reported in these rows represent outstanding awards under RWE’s 2006-2008 long-term incentive plan. Participants were initially granted a target number of performance shares. Based on the performance of RWE, the final amount of shares that vest will be adjusted by a payout factor. The target value of the performance shares included in the table is the “grant value,” or the expected value of the shares set forth at the beginning of the award cycle, which was 17.48 Euros per performance share. The maximum amount that may be paid to a participant under the plan is limited to two times the “grant value” of the performance shares. For purposes of determining the dollar amounts in the table, the expected value was converted to dollars based on the December 31, 2006 exchange rate of 1.32027. For further information on the plan, see “—Compensation Discussion and Analysis—Long-Term Equity Incentive Compensation.”

(6)	Dr. Heischkamp’s short-term bonus is described under “—Compensation Discussion and Analysis—Annual Incentive Compensation.” His 2007 bonus payment for 2006 has been made based on the metrics described, and is shown in the “2006 Summary Compensation Table” in the column titled “Non-Equity Incentive Plan Compensation.”

Narrative Disclosure to 2006 Summary Compensation Table and 2006 Grants of Plan-Based Awards Table

Employment Agreements

Below are descriptions of the material terms of our employment agreements with our named executive officers. For further information on the items included in the “2006 Grants of Plan-Based Awards” table, see “—Compensation Discussion and Analysis.” For information on severance agreements entered into with our named executive officers, see “—Potential Payments on Termination or Change in Control.”

Donald L. Correll. Mr. Correll entered into an employment agreement with American Water, dated March 10, 2006. According to the agreement, Mr. Correll will have the title of President and Chief Executive Officer of the Company, and will serve as a member of American Water’s board of directors. The agreement provides for Mr. Correll’s initial annual base salary of $550,000 and his participation in the annual incentive plan, as described in “—Compensation Discussion and Analysis.” The agreement also provides for Mr. Correll’s retention and completion bonuses and for his participation in American Water’s new 2007 omnibus equity compensation plan with a target award of 120% of his base salary. For further information on the retention and completion bonuses and the new omnibus equity compensation plan, see “—Compensation Discussion and Analysis.” The agreement also provides for Mr. Correll’s participation in the nonqualified retirement plans described under “—2006 Nonqualified Deferred Compensation”. The employment agreement also provides that Mr. Correll will receive $1,500 per month as an auto allowance, and is entitled to participate in American Water’s executive relocation program.

The agreement provides that in the event of a termination of Mr. Correll’s employment other than for cause, Mr. Correll will be covered under our executive severance policy. The amounts Mr. Correll is entitled to receive under the severance policy are described under “—Potential Payments on Termination or Change in Control.”

Ellen C. Wolf. Ms. Wolf entered into an employment agreement with American Water dated December 29, 2005. According to the agreement, Ms. Wolf will have the title of Chief Financial Officer of American Water. The agreement provides for Ms. Wolf’s initial annual base salary of $450,000 and her participation in the annual incentive plan, as described in “—Compensation Discussion and Analysis.”

The agreement also provides for Ms. Wolf’s retention and completion bonuses and for her participation in American Water’s new 2007 omnibus equity compensation plan with a target award of 115% of her base salary. For further information on the retention and completion bonuses and the omnibus equity compensation plan, see “—Compensation Discussion and Analysis”. In addition, Ms. Wolf is eligible to participate in a deferred compensation plan and in a comprehensive benefits package. The employment agreement also provides that Ms. Wolf will receive $1,200 per month as an auto allowance.

Dietrich Firnhaber. Dietrich Firnhaber has been seconded from RWE to work at American Water pursuant to a secondment agreement. His secondment began on January 1, 2003, and was scheduled to end on October 31, 2006, although it was extended beyond such date. The secondment agreement provides for an annual base salary of 125,000 Euros, an annual allowance of 70,000 Euros for serving as member of the board of directors of American Water and a monthly foreign allowance of 2,500 Euros. The agreement provides for Mr. Firnhaber’s participation in the annual incentive plan and the Beat program.

During the secondment, Mr. Firnhaber is entitled to private health care coverage from RWE. He is entitled to reimbursement for school fees for his children in an amount up to $7,600 per child, adjusted annually. American Water pays for Mr. Firnhaber’s costs of housing, less $1,000 per month, for which Mr. Firnhaber is responsible. American Water also agreed to provide Mr. Firnhaber with 9,000 Euros annually for home visit accommodations. Mr. Firnhaber has an annual budget for homeward journeys for himself and his family of 18,200 Euros. He is also provided with a company car.

According to the secondment agreement, RWE was entitled to recall Mr. Firnhaber at any time upon three months’ notice. Any costs incurred due to the early termination of the secondment contract were to be reimbursed.

Mr. Firnhaber has resigned from RWE effective August 1, 2007. Previously, Mr. Firnhaber and RWE had entered into a separation agreement contemplating his official termination of employment on June 30, 2008. For a description of the amounts Mr. Firnhaber is entitled to under the separation agreement, see “—Potential Payments on Termination or Change in Control”.

2006 Outstanding Equity Awards at Fiscal Year-End

Name	Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(3)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(4)
John Bigelow	1,191	$107,190	3,807 (2005)	$249,054

John S. Young	1,191	$107,190	5,438 (2005)	$355,754

Dietrich Firnhaber	1,225	$110,250	1,882 (2005)	$123,120
			2,288 (2006)	$69,120

Volker Heischkamp	—	—	2,680 (2005)	$175,326
			2,860 (2006)	$86,401

(1)	Awards in this column represent restricted stock units granted under the 2004 Thames Water/RWE long-term incentive plan. For further information on the plan, see “—Compensation Discussion and Analysis—Long-Term Equity Incentive Compensation.”

(2)	The amounts in this column were calculated by multiplying the number of restricted stock units held by each participant by $90, the maximum stock price that the plan allowed to be taken into account, since the RWE stock price was higher than $90 on December 31, 2006. Payments made to participants at the conclusion of the plan period in 2007 were at the $90 per share maximum value.

(3)	Awards in this column represent performance shares granted for the 2005-2007 and 2006-2008 performance periods under the RWE Beat program. Since Donald Correll and Ellen Wolf were not hired until 2006, they were not granted any performance shares under the RWE Beat program. For further information on RWE’s Beat program, see “—Compensation Discussion and Analysis—Long-Term Equity Incentive Compensation.”

(4)	The amounts in this column represent the expected values of the outstanding performance shares on December 31, 2006.

2006 Option Exercises

	Option Awards(1)
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Vesting ($)
Volker Heischkamp	14,000	$317,940	(2)

(1)	The amounts in this table represent cash-settled SARs granted to Mr. Heischkamp under RWE’s 2004 long-term incentive plan. For further information on the plan, see “—Compensation Discussion and Analysis—Long-Term Equity Incentive Compensation.”

(2)	The value realized was calculated by multiplying the maximum value that could be received per SAR (50% of the exercise price, or $22.71 (converted from Euros using the June 8, 2006 exchange rate of 1.28105)) by the number of SARs awarded.

2006 Pension Benefits

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)(4)	Payments During Last Fiscal Year ($)
Ellen C. Wolf(5)	AWW Co. Pension Plan(1)	4.52	$101,824	—

John Bigelow	AWW Inc. Executive Retirement Plan(2)	12.67	$286,829	—
	AWW Co. Pension Plan(1)	12.67	$335,148	—

John S. Young	AWW Inc. Executive Retirement Plan(2)	29.35	$479,538	—
	AWW Co. Pension Plan(1)	29.35	$818,619	—

Dietrich Firnhaber	I Lahmeyer AG(3)	10.5	$102,901	—

Volker Heischkamp	VO2003(3)	4.33	$345,991	—

(1)	The AWW Co. Pension Plan, referred to as the AWWPP, is a qualified pension plan that provides for a pension benefit equal to 1.6% of final average pay multiplied by years of service. Final average pay is defined for purposes of the plan as the average sum of base pay plus annual incentive payout for the highest 60 months out of the final 120 months of employment. For executives hired prior to July 1, 2001, a grandfathered benefit is provided. Normal retirement is defined as age 65, and early retirement eligibility is satisfied when an employee’s combined age and service total 70 years or more, provided the employee is at least age 55. The normal form of payment is a single life annuity for single participants and a 50% joint and survivor annuity for married participants, determined on an actuarially equivalent basis as the single life annuity. There is a reduction in benefits for early retirement for participants other than those who retire at age 62 or older with at least 20 years of service.

(2)	The AWW Inc. Executive Retirement Plan, referred to as the ERP, is a nonqualified defined benefit pension plan that provides benefits under the same formula as the AWWPP, but without the pay and benefit payment limitations that are applicable to the AWWPP under the Code. The ERP also provides a minimum benefit in accordance with provisions of former executive retirement plans that American Water sponsored, (a) the AWW Co., Inc. Supplemental Executive Retirement Plan, referred to as the SERP, (b) the AWW Co., Inc. Supplemental Retirement Plan, referred to as the SRP, (c) the NEI Supplemental Pension Plan, and (d) the Elizabethtown Water Company Supplemental Executive Retirement Plan. Executives who were participants in one of the former American Water nonqualified pension plans are entitled to the greater of the benefits determined pursuant to the restoration formula under the ERP and the benefits determined pursuant to their respective prior nonqualified plan formulas. Messrs. Bigelow and Young participated in the former SRP. Benefits vest in the AWWPP and the ERP upon completion of five years of service. In addition, individuals who participated in the SERP or the SRP became vested in those plans’ benefits upon the acquisition of American Water by RWE. All nonqualified benefits are payable as lump sum equivalents of life annuities.

(3)	The German pension plans are hybrid contribution plans. The normal retirement benefit is 4% of pensionable salary for Lahmeyer 1 and 2% of pensionable salary up to the social security ceiling plus 10% of pensionable salary above the social security ceiling for VO 2003, in each case multiplied by an age-dependent factor. Retirement age is determined by law. There are no reductions for early retirement for Lahmeyer 1 but there are reductions for early retirement for VO 2003. Upon disability, a pension is provided similar to normal retirement if a participant has a minimum of 13 years of pensionable service. If a participant does not have 13 years of pensionable service, additional service credit will be provided upon disability. Upon death, the spouse is provided with 60% of the normal pension. Participants vest in their benefits after reaching age 30 with a minimum of five years of pensionable service. Pension benefits are indexed 1% per year.

(4)	Amounts shown reflect the present value of the accumulated benefit of the named executive officer as of December 31, 2006. All amounts for United States pension plans were determined using the same interest and mortality assumptions as those used for financial reporting purposes. The following assumptions were used to calculate United States pension values: discount rate of 5.9%, lump sum conversion rate of 4.90% and mortality based on the Society of Actuaries’ RP 2000 table. Amounts for the German pension plans reflect an interest rate of 4.5% for 2006. All executives are vested in their pension benefits.

(5)	Ms. Wolf is entitled to receive a benefit from the AWWPP attributable to her prior period of employment from May 24, 1999 through December 1, 2003. This benefit is payable as a life annuity beginning at age 65. The fixed annual benefit amount of $17,748 will not increase or be affected in any way by Ms. Wolf’s current period of employment.

For further information on American Water’s defined benefit pension plans, see “—Potential Payments on Termination or Change in Control.”

2006 Nonqualified Deferred Compensation

Name	Plan	Executive Contributions in Last FY ($)(4)		Registrant Contributions in Last FY ($)(5)	Aggregate Earnings in Last FY ($)(6)	Aggregate Balance at Last FYE ($)
Donald L. Correll	Nonqualified Defined Contribution Account(1)	—		$8,823	—	$8,823
	401(k) Restoration Plan(2)	—		$6,722	—	$6,722

	Total	—		$15,545	—	$15,545

Ellen C. Wolf	Nonqualified Defined Contribution Account(1)	—		$8,138	—	$8,138
	401(k) Restoration Plan(2)	—		$6,200	—	$6,200

	Total	—		$14,338	—	$14,338

John Bigelow	Nonqualified Defined Contribution Account(1)	—		—	—	—
	401(k) Restoration Plan(2)	—		$1,256	—	$1,256

	Total	—		$1,256	—	$1,256

John S. Young	Nonqualified Defined Contribution Account(1)	—		—	—	—
	401(k) Restoration Plan(2)	—		$4,500	—	$4,500

	Total	—		$4,500	—	$4,500
Volker Heischkamp	RWE Executive Deferred Compensation Plan (A)(3)	—		—	—	$469,555	(8)
	RWE Executive Deferred Compensation Plan (B)(3)	$116,657	(7)	—	—	$193,204	(8)

(1)	The Nonqualified Defined Contribution Account was established as part of the 401(k) Restoration Plan in 2006. It provides a benefit of 5.25% of total cash compensation (which includes base pay and annual incentive plan payouts), offset by American Water’s contribution to the qualified plan of 5.25% of base pay, which is subject to limits on compensation taken into account pursuant to Section 401(a)(17) of the Code. For 2006, the Code limit was $220,000. The Nonqualified Defined Contribution Account does not provide for any executive contributions, and none of the named executive officers had any withdrawals or distributions from the account in 2006. The account requires five years in order to vest in benefits.

(2)	The 401(k) Restoration Plan was established in 2006 to provide matching contributions in excess of those permitted to be provided under the 401(k) plan due to limits on compensation taken into account pursuant to Section 401(a)(17) of the Code. The plan does not provide for any executive contributions, and none of the named executive officers had any withdrawals or distributions from the plan in 2006. Employees are immediately vested in company contributions under the plan, except with respect to the Nonqualified Defined Contribution Account.

(3)	Dr. Heischkamp participates in two deferred compensation plans. The RWE Executive Deferred Compensation Plan (A) allowed executives to contribute their bonus payments in a minimum amount of 2,500 Euros per year and a maximum amount of one full bonus payment per year. No further contributions can be made to this plan, and none were made in 2006. The RWE Executive Deferred Compensation Plan (B) allows executives to make pre-tax contributions of fixed and variable compensation elements, such as salary, bonus and long-term incentive compensation, in amounts of at least 2,000 Euros per year. The amounts contributed to the plans are non-forfeitable. However, the amounts are not payable to Dr. Heischkamp until January 1, 2024.

(4)	The amount in this column is also included in the “2006 Summary Compensation Table.”

(5)	The amounts in this column are also included in the “2006 Summary Compensation Table” in the “All Other Compensation” column.

(6)	No earnings accrued on the amounts in the United States plans during 2006, since the contributions were made on the last day of the year. No earnings accrued on the amounts in the RWE Executive Deferred Compensation Plans during 2006.

(7)	This amount was converted from Euros using the March 29, 2006 (date of contribution) exchange rate of 1.20389.

(8)	These amounts were converted from Euros using the December 31, 2006 exchange rate of 1.32027.

Potential Payments on Termination or Change in Control

This section describes the potential payments that would have been made upon various types of terminations of employment on December 29, 2006 to the named executive officers, and the actual payments to be made to Mr. Firnhaber on account of his termination. Mr. MacKenzie did not receive any payments in connection with his transition from Interim President and Chief Executive Officer to director, other than the discretionary bonus payment described in the “2006 Summary Compensation Table.”

United States-based Named Executive Officers

American Water’s employment agreements with its United States-based named executive officers do not provide for severance payments. However, the following plans and policies provide for payments upon various types of termination of employment. No plans or policies provide for payments upon a change of control of American Water that is not accompanied by a termination of employment, except that certain amounts may be paid with respect to long-term incentive awards upon such a change of control, as described below. In addition, certain company contributions to our defined contribution retirement plans may vest upon a change of control, as described below.

Retention Bonuses. A retention bonus program was established in connection with the concurrent initial public offering to retain employees in key leadership roles. For further description of the retention bonus program, see “—Compensation Discussion and Analysis—Transaction-Related Bonuses—Retention Bonuses”. Retention bonuses would be paid to individuals who are involuntarily terminated without cause prior to the payment date under the program. American Water may, in its discretion, pay the retention bonuses upon death or disability of participants. Upon all other types of termination of employment, the retention bonuses would be forfeited.

Executive Severance Policy. Our executive severance policy provides severance benefits to executives whose employment is involuntarily terminated by American Water for reasons other than cause. The determination of whether an executive’s employment is terminated for cause will be made at the sole discretion of the board of directors of American Water. Under the policy, eligible executives will receive 12 or, in the case of Mr. Correll, 18, months of their base salary. The severance pay will be paid, at the sole discretion of American Water, in the form of base salary continuation or a lump sum payment. Executives are also entitled to receive a pro-rated annual incentive payment upon a termination under the executive severance policy. They are entitled to a number of months of continued health, dental, vision and life insurance coverage equal to the number of months of their severance benefits, 12 months of outplacement services and limited financial planning assistance. In order to receive severance benefits under the executive severance policy, an executive must sign a release and waiver of any claims against American Water and agree to certain restrictive covenants. Any severance benefits payable under the severance policy will be offset and reduced by any other severance benefits payable under any employment agreement or otherwise.

401(k) Restoration Plan. Our 401(k) Restoration Plan provides benefits to senior executives whose compensation exceeds qualified plan limits. Since employees are immediately vested in company contributions under the plan (other than with respect to the Nonqualified Defined Contribution Account described below), they would receive their full account balances upon any termination of employment. For further information on the

401(k) Restoration Plan, including the 2006 account balances, see the “2006 Nonqualified Deferred Compensation” table.

Nonqualified Defined Contribution Account—The Nonqualified Defined Contribution Account was established as part of the 401(k) Restoration Plan for executives who were hired after January 1, 2006 and whose compensation exceeds qualified plan limits. Five years of service is required for vesting of benefits under the Nonqualified Defined Contribution Account, so executives with fewer than five years of service would generally not receive their Nonqualified Defined Contribution Account benefits upon a termination of employment. However, the executives would vest in their benefits upon a change of control of American Water, and therefore would receive their plan benefits upon a termination following a change of control. For further information on the Nonqualified Defined Contribution Account, including the 2006 account balances, see the “2006 Nonqualified Deferred Compensation” table.

Defined Benefit Plans. Messrs. Bigelow and Young are the only named executive officers who participate in the ERP and the AWWPP. Ms. Wolf has an accumulated benefit under the AWWPP from prior service with the Company. The table shows benefits that Messrs. Bigelow and Young would have received under the ERP upon various types of terminations on December 29, 2006. AWWPP benefits are not shown in the table, although they are described below and shown in the “2006 Pension Benefits” table. For further information on both defined benefit plans, see the “2006 Pension Benefits” table.

Voluntary termination—As of December 29, 2006, Messrs. Bigelow and Young were vested in their nonqualified pensions but were ineligible for retirement under the ERP due to age and service requirements of the plan. However, upon voluntary termination of employment they are entitled to receive their vested benefits under the plan, reduced as a result of their ineligibility for retirement. Mr. Bigelow’s benefits would have been payable as a life annuity beginning at age 65. The annuity value of his AWWPP benefit is $46,303, which cannot be paid as a lump sum. Mr. Young’s benefits would have been payable as an unreduced life annuity beginning at age 62. The annuity rate of his AWWPP benefit is $108,210, which cannot be paid as a lump sum.

Retirement—Neither Mr. Bigelow nor Mr. Young was eligible for early retirement on December 29, 2006 under the AWWPP or the ERP. Ms. Wolf was not eligible for early retirement under the AWWPP.

Involuntary termination without cause—Under the AWWPP, benefits payable upon a termination of employment without cause are in the same amount, have the same timing and are in the same form as those payable upon a voluntary termination. Under the ERP, upon an involuntary termination without cause, Mr. Bigelow and Mr. Young would receive an additional 12 months of service credit for purposes of measuring eligibility for vesting, pursuant to the Executive Severance Policy. However, both executives were already vested on December 29, 2006.

Termination due to change of control—Upon an eligible termination of employment resulting from a change of control, non-qualified plan benefits may become vested at the discretion of our board of directors. Mr. Bigelow and Mr. Young would not have been affected by this, however, since they were already vested on December 29, 2006.

Termination for cause—In the case of termination for cause, benefits payable from the AWWPP and from the nonqualified plan are in the same amount, have the same timing and are in the same form as those payable under a voluntary termination.

Disability—Benefits payable upon a termination of employment as a result of a disability are determined under the AWWPP and the nonqualified plan in the same manner as benefits payable upon voluntary termination. Disability benefits are payable immediately for the lifetime of the employee, with no reduction for early commencement. AWWPP benefits are payable as annuities, while nonqualified plan disability benefits are payable as actuarially equivalent lump sums. Mr. Bigelow and Mr. Young qualified for disability benefits as of December 29, 2006, but Ms. Wolf did not meet the service requirement.

Death —If Messrs. Bigelow or Young or Ms. Wolf had died on December 29, 2006, their surviving spouses or named beneficiaries would have received lifetime annuities equal to the benefits that would have been payable from the AWWPP and, in the case of Messrs. Bigelow and Young, the ERP, calculated as if the executives had retired on the date of death and elected a 100% joint and survivor annuity, in the case of Messrs. Bigelow and Young, and a 50% joint and survivor annuity, in the case of Ms. Wolf. The executives would have been treated as if they were age 55 if they had died on December 29, 2006, and as if their spouses were the age that would produce the same age difference between them and their spouses as the actual age difference. For purposes of reporting the death benefits on the table below, it was assumed that the spouses were the same age as the executives.

Long-term incentive plan payments. Payouts have already been made under the 2004 Thames Water/RWE long-term incentive program, but if a participant’s employment had been terminated prior to July 24, 2007, his or her awards would have been forfeited, unless the termination was for death, disability, retirement or layoff, in which case a prorated award would have been made based on the participant’s full number of months of service.

If a participant’s employment is terminated for cause prior to the payment date of RWE’s 2005-2007 or 2006-2008 long-term incentive plans, his or her performance shares will lapse without substitution or compensation. If a participant’s employment is terminated without cause or due to retirement or disability prior to the payment date, his or her performance shares will pay out on the normal payment date. If a participant voluntarily terminates his or her employment, his or her performance shares will lapse without substitution or compensation. If a participant dies before the end of the vesting period, his or her performance shares will lapse and a compensatory payment equal to the grant value of 18.62 Euros per share for 2005-2007 awards and 17.48 Euros per share for 2006-2008 awards, pro-rated for service until death, will be provided. If the consummation of the concurrent initial public offering occurs prior to December 31, 2007, participants’ performance shares will be paid out on the regular payment date under the plan, in the same amount that they would have been paid had American Water remained in the RWE group until the end of the applicable award cycle.

Germany-based Named Executive Officers

There is no formal severance policy for the Germany-based named executive officers. The only amounts that would have been payable upon termination of employment on December 29, 2006 to Mr. Firnhaber would normally be his pension benefits, which are summarized above under “—2006 Pension Benefits”, as well as certain insurance benefits described below. However, Mr. Firnhaber has entered into a separation agreement with RWE that contemplates the payment of certain severance benefits.

Mr. Firnhaber resigned effective August 1, 2007. He had previously entered into a separation agreement with RWE that provided that his employment with RWE, and his secondment to American Water, would officially have ended on June 30, 2008. However, it provided that he was entitled to end his employment prior to June 30, 2008 upon two weeks’ notice prior to a month’s end, in which case his severance payment of 350,000 Euros (payable at the time of his last salary payment) will be increased by 20,354.17 Euros for each full month his employment is ended prior to June 30, 2008. Since Mr. Firnhaber’s resignation was effective August 1, 2007 his severance payments will be so increased. Mr. Firnhaber is entitled to a full short-term bonus for 2007 and a prorated bonus for 2008. For purposes of both bonuses, 100% of target is assumed to have been achieved. Mr. Firnhaber will be required to repay certain amounts of his severance payment if he becomes re-employed by a company majority-owned by the RWE group. Mr. Firnhaber is also entitled to reimbursement for outplacement consulting costs, including a lump-sum payment of 6,000 Euros for overnight expenses related to his outplacement and professional reorientation. He will also be entitled to his pension benefit.

Following a termination of employment on December 29, 2006, Dr. Heischkamp would have been entitled to receive his pension benefits, which are summarized above under “—2006 Pension Benefits”, his nonqualified deferred compensation benefits, as shown in the table below, and certain insurance benefits described below.

Deferred compensation plans. The RWE Executive Deferred Compensation Plan (A) allowed executives to contribute their bonus payments in a minimum amount of 2,500 Euros per year and a maximum amount of one full bonus payment per year. No further contributions can be made to this plan. The RWE Executive Deferred Compensation Plan (B) allows executives to make pre-tax contributions of fixed and variable compensation elements, such as salary, bonus and long-term incentive compensation, in amounts of at least 2,000 Euros per year. The amounts contributed to the plans are non-forfeitable by Dr. Heischkamp. However, the amounts are not payable to Dr. Heischkamp until January 1, 2024. No amounts are shown in the “Early/Normal Retirement” column in the table below for Dr. Heischkamp because Dr. Heischkamp was not eligible to retire on December 29, 2006. In the case of disability, the values in the table represent the redemption value, at December 29, 2006, of liability insurance that would have been payable to Dr. Heischkamp in the future. Amounts were converted from Euros to United States dollars based on the December 31, 2006 exchange rate of 1.32027.

Potential Payments on Termination or Change in Control

The following table quantifies the potential payments and benefits to which the named executive officers would have been entitled upon a termination of employment on December 29, 2006. The amounts shown in the table do not include payments and benefits to the extent they are provided on a non-discriminatory basis to non-union employees generally upon a termination of employment, including qualified pension plan benefits and the prorated annual incentive plan payment to which employees would be entitled upon certain terminations. All United States-based employees would also be entitled to accrued salary and vacation pay, 401(k) plan benefits and continued welfare coverage under the Consolidated Omnibus Budget Reconciliation Act, referred to as COBRA, upon any termination of employment. Retirement-eligible United States-based employees would be entitled to continued coverage under American Water’s retiree welfare benefit plans. All United States-based employees are also entitled to life insurance benefits of up to 1.5 times base salary, up to a maximum amount of $200,000, if death occurs while actively employed. Germany-based employees are entitled to certain payments pursuing to a tax favorable direct insurance plan. Please see the “2006 Pension Benefits” table and the “2006 Summary Compensation Table” for further information on the qualified pension and 401(k) plan benefits to which the named executive officers are entitled and the “2006 Grants of Plan-Based Awards” table for further information on 2006 annual incentive plan amounts with respect to the named executive officers. Long-term incentive plan amounts are also not included in the table below, but are described in the “2006 Summary Compensation Table,” the “2006 Grants of Plan-Based Awards” table, and the “2006 Outstanding Equity Awards at Fiscal Year-End” table.

Name	Benefit	Voluntary Termination	Early/ Normal Retirement	Involuntary Termination without Cause	Involuntary Termination for Cause	Involuntary Termination without Cause following a Change in Control	Disability	Death
Donald L. Correll	Retention bonus	—	—	$660,005	—	$660,005	Subject to company discretion	Subject to company discretion

	Cash severance	—	—	$825,000	—	$825,000	—	—

	401(k) Restoration Plan	$6,722	$6,722	$6,722	$6,722	$6,722	$6,722	$6,722

	Nonqualified Defined Contribution Account	—	—	—	—	$8,823	—	—

	Health, welfare and life insurance benefits	—	—	$2,700	—	$2,700	—	—

	Total	$6,722	$6,722	$1,494,427	$6,722	$1,503,250	$6,722	$6,722

Name	Benefit	Voluntary Termination	Early/ Normal Retirement	Involuntary Termination without Cause	Involuntary Termination for Cause	Involuntary Termination without Cause following a Change in Control	Disability	Death

Ellen C. Wolf	Retention bonus	—	—	$450,000	—	$450,000	Subject to company discretion	Subject to company discretion

	Cash severance	—	—	$450,000	—	$450,000	—	—

	401(k) Restoration Plan	$6,200	$6,200	$6,200	$6,200	$6,200	$6,200	$6,200

	Nonqualified Defined Contribution Account	—	—	—	—	$8,138	—	—

	Health, welfare and life insurance benefits	—	—	$7,188	—	$7,188	—	—

	Total	$6,200	$6,200	$913,388	$6,200	$921,526	$6,200	$6,200

John Bigelow	Retention bonus	—	—	$188,000	—	$188,000	Subject to company discretion	Subject to company discretion

	Cash severance	—	—	$275,000	—	$275,000	—	—

	401(k) Restoration Plan	$1,256	$1,256	$1,256	$1,256	$1,256	$1,256	$1,256

	Health, welfare and life insurance benefits	—	—	$13,788	—	$13,788	—	—

	AWW, Inc. Executive Retirement Plan	$237,053	—	$237,053	$237,053	$237,053	$614,534	$219,266

	Total	$238,309	$1,256	$715,097	$238,309	$715,097	$615,790	$220,522

John S. Young	Retention bonus	—	—	$370,000	—	$370,000	Subject to company discretion	Subject to company discretion

	Cash severance	—	—	$400,000	—	$400,000	—	—

	401(k) Restoration Plan	$4,500	$4,500	$4,500	$4,500	$4,500	$4,500	$4,500

	Health and welfare benefits	—	—	$13,788	—	$13,788	—	—

	AWW, Inc. Executive Retirement Plan	$412,633	—	$412,633	$412,633	$412,633	$785,330	$476,350

	Total	$417,133	$4,500	$1,200,921	$417,133	$1,200,921	$789,830	$480,850

Volker Heischkamp	RWE Executive Deferred Compensation Plan A	$469,555	—	$469,555	$469,555	$469,555	$251,417	$371,294

	RWE Executive Deferred Compensation Plan B	$193,204	—	$193,204	$193,204	$193,204	$128,029	$193,204

	Total	$662,759	—	$662,759	$662,759	$662,759	$379,446	$564,498

2006 Director Compensation

Name	Fees Earned or Paid in Cash ($)
Martha Clark Goss	$57,500
William J. Marrazzo	$57,500

American Water’s non-employee directors receive an annual retainer of $40,000 per year, payable in quarterly installments, for service to our board of directors, plus a fee of $2,000 for each board meeting attended. Effective July 4, 2006, each member of the Audit Committee receives a fee of $1,500 for each Audit Committee meeting attended that does not also fall on a board meeting date. The non-employee directors are reimbursed for expenses incurred in attending board and Audit Committee meetings. Directors who are employees of the Company or one of its subsidiaries do not receive retainers or attendance fees.

In connection with the concurrent initial public offering, our non-employee directors are expected to be granted awards under the 2007 omnibus equity compensation plan, 60% of the value of which is expected to be in the form of stock options and 40% of the value of which is expected to be in the form of restricted stock units. The awards will vest on January 1, 2010.

2007 Omnibus Equity Compensation Plan

American Water intends to adopt a new equity incentive compensation plan in connection with the concurrent initial public offering, the 2007 Omnibus Equity Compensation Plan, or the 2007 Plan. The following is a summary of the material terms of the 2007 Plan, but does not include all of the provisions of the 2007 Plan. For further information about the 2007 Plan, we refer you to the complete copy of the 2007 Plan, which we have filed as an exhibit to the registration statement of which this prospectus is a part.

Purpose. The purpose of the 2007 Plan is to provide designated employees of American Water and its subsidiaries and non-employee members of the board of directors of American Water with the opportunity to receive grants of equity-based awards. American Water believes that the 2007 Plan will encourage participants to contribute materially to the growth of the company, thereby benefiting American Water’s stockholders, and will align the economic interests of the participants with those of the stockholders.

Administration. The 2007 Plan will be administered and interpreted by the Committee. For purposes of the 2007 Plan, “Committee” will mean: (i) with respect to grants to employees, the Compensation Committee of our board of directors or another committee appointed by our board of directors to administer the plan, (ii) with respect to grants to non-employee directors, our board of directors and (iii) with respect to grants that are intended to be “qualified performance-based compensation” under section 162(m) of the Code, a committee that consists of two or more persons appointed by our board of directors, all of whom will be “outside directors” as defined under section 162(m) of the Code and related Treasury regulations.

The Committee will have the sole authority to (i) determine participants, (ii) determine the type, size and terms and conditions of the grants, (iii) determine the date of grant and the duration of any applicable exercise or restriction period, including the criteria for exercisability and acceleration of exercisability, (iv) amend the terms and conditions of any previously issued grant and (v) deal with any other matters arising under the 2007 Plan.

Grants. Grants under the 2007 Plan may consist of stock options, stock units, stock awards, stock appreciation rights, referred to as SARs, and other stock-based awards.

Shares Subject to Plan. The total aggregate number of shares of common stock that may be issued under the 2007 Plan is              shares, subject to adjustment as described below.

Shares issued under the 2007 Plan may be authorized but unissued shares of American Water common stock or reacquired shares of American Water common stock, including shares purchased by American Water on the open market for purposes of the 2007 Plan. If any options or SARs granted under the 2007 Plan terminate, expire or are canceled, forfeited, exchanged or surrendered without having been exercised, and if any stock awards, stock units or other stock-based awards are forfeited or terminated, or otherwise are not paid in full, the shares reserved for such grants will again be available for purposes of the 2007 Plan. Shares of stock surrendered in payment of the exercise price of an option, and shares withheld or surrendered for payment of taxes, will not be available for re-issuance under the 2007 Plan. If SARs are granted, the full number of shares subject to the SARs will be considered issued under the 2007 Plan, without regard to the number of shares issued upon exercise of the SARs and without regard to any cash settlement of the SARs. To the extent that a grant of stock units is designated in the grant agreement to be paid in cash, such grants will not count against the 2007 Plan’s share limitations.

The maximum aggregate number of shares of American Water common stock with respect to which all grants may be made under the 2007 plan to any individual during any calendar year will be              shares, subject to adjustment as described below. The individual limit will apply without regard to whether the grants are to be paid in stock or cash. For purposes of applying the limit, all cash payments (other than with respect to dividend equivalents) will be converted into a number of shares based on the fair market value of the shares to which the cash payments relate. A participant may not accrue dividend equivalents during any calendar year in excess of $            .

If there is any change in the number or kind of shares of American Water common stock outstanding (i) by reason of a stock dividend, spinoff, recapitalization, stock split, or combination or exchange of shares, (ii) by reason of a merger, reorganization or consolidation, (iii) by reason of a reclassification or change in par value or (iv) by reason of any other extraordinary or unusual event affecting the outstanding stock as a class without American Water’s receipt of consideration, or if the value of outstanding shares of American Water common stock is substantially reduced as a result of a spinoff or American Water’s payment of an extraordinary dividend or distribution, the maximum number of shares of common stock available for issuance under the 2007 Plan, the maximum number of shares of common stock for which any individual may receive grants in any year, the kind and number of shares covered by outstanding grants, the kind and number of shares issued and to be issued under the 2007 Plan, and the price per share or the applicable market value of such grants will be equitably adjusted by the Committee to reflect any increase or decrease in the number of, or change in the kind or value of, the issued shares of American Water common stock to preclude, to the extent practicable, the enlargement or dilution of rights and benefits under the 2007 Plan and such outstanding grants; provided, however, that any fractional shares resulting from such adjustment will be eliminated. Any adjustments to outstanding grants will be consistent with Section 409A or 422 of the Code, to the extent applicable. Any adjustments determined by the Committee will be final, binding and conclusive.

Eligibility for Participation. Certain employees and non-employee directors will be eligible to participate in the 2007 Plan. The Committee will select the participants to receive grants and will determine the number of shares subject to each grant.

Options. The Committee may grant incentive stock options, referred to as ISOs, or nonqualified stock options, referred to as NSOs, or any combination of the two. ISOs may be granted only to employees of American Water or its parents or subsidiaries. NSOs may be granted to employees or non-employee directors. The exercise price of common stock subject to an option may be equal to or greater than the fair market value of a share of common stock on the date the option is granted. However, an ISO may not be granted to an employee who, at the time of grant, owns stock possessing more than 10% of the total combined voting power of all classes of common stock of American Water or any parent or subsidiary, unless the exercise price per share is not less than 110% of the fair market value per share of American Water stock on the grant date. The term of each option will not exceed ten years from the date of grant. However, an ISO that is granted to an employee who, at the time of grant, owns stock possessing more than 10% of the total combined voting power of all classes of common stock of American Water or any parent or subsidiary, may not have a term that exceeds five years from the date of grant.

Options will become exercisable in accordance with the terms and conditions specified in the grant agreement. Options may be granted that are subject to achievement of performance goals or other conditions. The Committee may accelerate the exercisability of any or all outstanding options at any time for any reason.

The Committee may provide in a grant instrument that the participant may elect to exercise part or all of an option before it otherwise has become exercisable. Any shares so purchased will be restricted shares and will be subject to a repurchase right in favor of American Water during a specified restriction period, with the repurchase price equal to the lesser of (a) the exercise price or (b) the fair market of such shares at the time of repurchase, or such other restrictions as the Committee deems appropriate.

The participant may pay the exercise price for the option (i) in cash, (ii) if permitted by the Committee, by delivering shares of common stock having a fair market value equal to the exercise price, (iii) by payment through a broker or (iv) by such other method as the Committee may approve.

If the aggregate fair market value on the date of grant of the stock with respect to which ISOs are exercisable for the first time by a participant during any calendar year, under any stock option plan of American Water or a parent or subsidiary, exceeds $100,000, then the option, as to the excess, will be treated as a NSO.

Stock Units. The Committee may grant stock units that are payable on terms and conditions determined by the Committee, which may include payment based on achievement of performance goals. Payment with respect to stock units may be made in cash, in common stock or in a combination of the two. Stock units may be paid at the end of a specified vesting or performance period, or payment may be deferred to a date authorized by the Committee. The Committee may grant dividend equivalents in connection with stock units.

Stock Awards. Shares of common stock issued pursuant to stock awards may be issued for cash consideration or for no cash consideration, and subject to restrictions or no restrictions. Any restrictions may lapse over a specified vesting or performance period. While stock awards are subject to restrictions, a participant may not sell, assign, transfer, pledge or otherwise dispose of the shares of a stock award except upon death subject to certain conditions. The Committee will determine whether participants will have the right to vote shares of stock awards and to receive any dividends or other distributions paid on such shares during the restriction period.

Stock Appreciation Rights. An SAR is the right to receive an amount equal to the amount by which the fair market value of the American Water common stock underlying the SAR on the date of exercise of the SAR exceeds the base amount of the SAR, or the “stock appreciation” for the SAR. The base amount of each SAR will not be less than the fair market value of a share of common stock as of the grant date. SARs may be subject to achievement of performance goals or other conditions. The Committee may accelerate the exercisability of any or all outstanding SARs at any time for any reason. SARs may be granted separately or in tandem with an option. A tandem SAR is only exercisable while the option to which it is related is exercisable. The stock appreciation for an SAR may be paid in the form of shares of common stock, cash or a combination of the two.

Other Stock-Based Awards. Other stock-based awards may be granted subject to achievement of performance goals or other conditions and may be payable in common stock or cash, or in a combination of the two, as determined in the grant agreement.

Qualified Performance-Based Compensation. The Committee may determine that awards are intended to qualify as “qualified performance-based compensation” for purposes of Section 162(m) of the Code. If an award is intended to so qualify, the Committee will establish in writing (i) the objective performance goals that must be met, (ii) the period during which performance will be measured, (iii) the maximum amounts that may be paid if the performance goals are met and (iv) any other conditions that the Committee deems appropriate. The performance goals will satisfy the requirements for “qualified performance-based compensation” under Section 162(m) of the Code. The Committee will use objectively determinable performance goals based on one or more of the following criteria: stock price, earnings per share, price-earnings multiples, net earnings, operating earnings, revenue, number of days sales outstanding in accounts receivable, productivity, margin, EBITDA (earnings before interest, taxes depreciation and amortization), net capital employed, return on assets, stockholder return, return on equity, return on capital employed, growth in assets, unit volume, sales, cash flow, market share, relative performance to a comparison group designated by the Committee, or strategic business criteria consisting of one or more objectives based on meeting specified revenue goals, market penetration goals, customer growth, geographic business expansion goals, cost targets or goals relating to acquisitions or divestitures. The performance goals may relate to one or more business units or the performance of American Water and its subsidiaries as a whole, or any combination of the foregoing. The Committee will certify the performance results for the performance period specified in the grant agreement after the performance period ends, and will determine the amount, if any, to be paid pursuant to each grant based on the achievement of the performance goals and the satisfaction of all other terms and conditions of the grant agreement.

The Committee may provide in the grant agreement that grants will be payable, in whole or in part, in the event of the participant’s death or disability, a change of control or other circumstances consistent with the Treasury regulations and rulings under section 162(m) of the Code.

Deferrals. A participant may be permitted or required to defer receipt of the payment of cash or the delivery of shares that would otherwise be due to the participant in connection with any grant.

Withholding of Taxes. All grants under the 2007 Plan will be subject to applicable federal, state and local tax withholding requirements. If the Committee so permits, shares of common stock may be withheld to satisfy the Company’s tax withholding obligation with respect to grants paid in common stock, at the time such grants become taxable, up to an amount that does not exceed the minimum applicable withholding tax rate for federal, state and local tax liabilities.

Transferability of Grants. A participant may not transfer exercise rights under a grant except by will or by the laws of descent and distribution. However, a participant may transfer NSOs to family members, or one or more trusts or other entities for the benefit of or owned by family members, consistent with applicable securities laws; provided that the participant receives no consideration for the transfer of an NSO and the transferred NSO will continue to be subject to the same terms and conditions as were applicable immediately before the transfer.

Consequences of a Change of Control. In the event of a change of control, the Committee may take any one or more of the following actions with respect to any or all outstanding grants, without the consent of any participant: (i) determine that outstanding options and SARs will become fully exercisable, and restrictions on outstanding stock awards and stock units will lapse, (ii) require that participants surrender their outstanding options and SARs in exchange for one or more payments by the Company, in cash or common stock, in an amount equal to the amount, if any, by which the then fair market value of the shares of common stock subject to the options and SARs exceeds the exercise price, (iii) after giving participants an opportunity to exercise their outstanding options and SARs, terminate any or all unexercised options and SARs, (iv) with respect to participants holding stock units and other stock-based awards, determine that such participants will receive one or more payments in settlement of such stock units and other stock-based awards, in such amount and form and on such terms as may be determined by the Committee, or (v) determine that all outstanding options and SARs that are not exercised will be assumed by, or replaced with comparable options or rights of the surviving corporation (or a parent or subsidiary of the surviving corporation), and other outstanding grants that remain in effect after the change of control will be converted to similar grants of the surviving corporation (or a parent or subsidiary of the surviving corporation). Such acceleration, surrender, termination, settlement or conversion will take place as of the date of the change of control or such other date as the Committee may specify. The Committee may provide in a grant agreement that a sale or other transaction involving a subsidiary or other business unit of the Company will be considered a change of control for purposes of a grant.

A change of control will generally be deemed to have occurred for purposes of the 2007 Plan upon any person becoming the beneficial owner of securities representing more than 50% of the voting power of the then outstanding securities of American Water; the consummation of a merger or consolidation of American Water with another corporation where the stockholders of American Water immediately prior to the merger or consolidation do not beneficially own, immediately after the merger or consolidation, shares entitling such stockholders to more than 50% of all votes to which all stockholders would be entitled in the election of directors; a sale or disposition of all or substantially all the assets of American Water; a liquidation or dissolution of American Water; or the election of directors of American Water such that a majority of the members of the board of directors will have been on the board of directors for less than one year, unless the election or nomination for election of each new director who was not a director at the beginning of such one-year period was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of such period. A change of control will not be deemed to occur as a result of the concurrent initial public offering.

Requirements for Issuance of Shares. No common stock will be issued in connection with any grant unless and until all legal requirements applicable to the issuance of such common stock have been complied with to the satisfaction of the Committee.

Amendment and Termination. Our board of directors may amend or terminate the 2007 Plan at any time; provided, however, that our board of directors will not amend the 2007 Plan without approval of our stockholders if such approval is required in order to comply with the Code or applicable laws, or to comply with applicable stock exchange requirements. No amendment or termination of the 2007 Plan will, without the consent of the applicable participant, materially impair any rights or obligations under any grant previously made to a participant under the 2007 Plan, unless such right has been reserved in the 2007 Plan or the grant agreement, or except as provided below.

Notwithstanding anything in the 2007 Plan to the contrary, the Committee may not reprice options or SARs, nor may our board of directors amend the 2007 Plan to permit repricing of options or SARs, unless the stockholders of the Company provide prior approval for such repricing.

The 2007 Plan will terminate on the day immediately preceding the tenth anniversary of its effective date, unless it is terminated earlier by our board of directors or is extended by our board of directors with the approval of our stockholders.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Relationships and Transactions with RWE and its Affiliates

Since 2003, the Company has been a wholly owned subsidiary of RWE and RWE has provided certain financings for the Company and its subsidiaries primarily through AWCC. These financings have included short-term and long-term borrowings under credit facilities and other debt instruments. The largest aggregate principal amount of indebtedness owed to RWE since January 1, 2004 was $4,483.8 million, and the aggregate principal amount of such RWE indebtedness outstanding as of June 30, 2007, was $1,972 million. All such indebtedness was incurred at market rates and is expected to be repaid in connection with the Transactions. Interest expense with regard to such indebtedness was $131.1 million in 2006, $93.9 million in 2005 and $87.7 million in 2004.

Thames Water Investments Luxembourg S.a r.l., a wholly owned subsidiary of RWE, is the holder of $1,750 million of the Company’s preferred stock. Preferred dividends included in interest expense were $103.3 million in 2006, $103.3 million in 2005 and $103.1 million in 2004. The preferred stock is expected to be redeemed at the price of $1,750.0 million in connection with the Transactions.

Thames Water, a former wholly owned subsidiary of RWE, has provided certain management services to the Company for which we paid $1.4 million in 2006, $9.1 million in 2005 and $11.5 million in 2004.

Thames Water International Services Limited, a former wholly owned subsidiary of RWE, has provided expatriate employees to the Company, for which we paid $1.8 million in 2006, $5.0 million in 2005 and $3.6 million in 2004.

Consulting services provided by KPMG LLP to the Company were paid by RWE in the amount of $1.1 million and $0.1 million in 2006 and 2007, respectively.

RWE Systems AG, a wholly owned subsidiary of RWE, is a party to a Microsoft Enterprise Agreement for the benefit of RWE’s subsidiaries, including the Company. The Company paid 1,569 Euros in 2005 and 860,016 Euros in 2006 to RWE Systems AG for licenses and software assurance provided under the agreement. Future payments are expected to take place after August 30, 2007 when the Company determines its future license requirements on the basis of the existing Microsoft Enterprise Agreement.

Prior to the consummation of the concurrent initial public offering, RWE and the Company will enter into a registration rights agreement and a separation agreement, copies of each of which will be filed as exhibits to this registration statement.

Relationships and Transactions with Current or Former Officers of the Company

The Company maintains agreements with both public and private water providers for the purchase of water to supplement its water supply, particularly during periods of peak demand. Donald L. Correll, our President and Chief Executive Officer, is a Commissioner of the New Jersey Water Supply Authority. The Company paid approximately $16.4 million in 2006, $16.7 million in 2005 and $14.5 million in 2004 to the New Jersey Water Supply Authority for purchased water. The estimated minimum commitment to purchase water under this agreement is $14.5 million for 2007.

Laura Monica is Senior Vice President of Corporate Communications and External Affairs for the Company and a member of the board of directors of the American Water Works Service Company, Inc., one of our subsidiaries. Ms. Monica is also the president and founder of High Point Communications Group, referred to as High Point. From July 2006 to September 2006, Ms. Monica worked as a communications consultant for the Company pursuant to a contract between the Company and High Point. Under the terms of the contract, Ms. Monica was paid a monthly retainer of $51,500, which included reimbursement for expenses. After Ms. Monica became a full-time employee of the Company in October 2006, the contract was terminated and the retainer was eliminated. The Company continued to use High Point’s services from October 2006 to November 2006 and was charged at cost, plus expenses, for High Point’s services. For the period July 2006 to September 2006, the Company paid High Point $154,500 in consulting fees, and expenses totaled $30,186. For the period October 2006 to November 2006, High Point was reimbursed at cost for time and expenses totaling $42,228.

Procedure for Approval of Related Party Transactions

Prior to the consummation of the concurrent initial public offering, we will adopt a written procedure for approving and ratifying related party transactions.

AMERICAN WATER CAPITAL CORP.

American Water Capital Corp. is a Delaware corporation and a wholly owned finance subsidiary of American Water. AWCC was formed solely for the purpose of issuing indebtedness for the purpose of funding the operations of American Water and its operating subsidiaries. AWCC has no employees and no operations other than acting as a finance subsidiary for American Water and its operating subsidiaries.

PRINCIPAL STOCKHOLDERS

The following table sets forth, as of August 1, 2007, information regarding the beneficial ownership of our common stock by:

•	each person known by us to beneficially own more than 5% of the outstanding shares of our common stock;

•	each of our current directors;

•	each of our named executive officers; and

•	our directors and named executive officers as a group.

Beneficial ownership is determined in accordance with SEC rules and includes voting or investment power with respect to the securities. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days are deemed to be outstanding and beneficially owned by the person holding such options. Such shares, however, are not deemed to be outstanding for the purposes of computing the percentage ownership of any other person.

Percentage of beneficial ownership is based on              shares of our common stock outstanding as of                     , 2007, and              shares of our common stock to be outstanding after completion of the concurrent initial public offering. Unless otherwise indicated, the address for all beneficial owners is c/o American Water Works Company, Inc., 1025 Laurel Oak Road, Voorhees, NJ 08043.

			Shares Offered in the Concurrent Initial Public Offering		Shares Beneficially Owned After the Concurrent Initial Public Offering
	Shares of Common Stock Beneficially Owned Prior to the Concurrent Initial Public Offering		Assuming No Exercise of Option to Purchase Additional Shares	Assuming Full Exercise of Option to Purchase Additional Shares	Assuming No Exercise of Option to Purchase Additional Shares			Assuming Full Exercise of Option to Purchase Additional Shares
Beneficial Owner	Number	%	Number	Number	Number	%		Number	%
Selling Stockholder in the Concurrent Initial Public Offering:

Thames Water Aqua Holdings GmbH	1,000	100%					%			%

Directors and Officers:

Donald L. Correll	—	—

John S. Young	—	—

Ellen C. Wolf	—	—

Laura L. Monica	—	—

Walter Q. Howard	—	—

George W. Patrick	—	—

James M. Kalinovich	—	—

Terry L. Gloriod	—	—

Walter J. Lynch	—	—

Mark F. Strauss	—	—

Paul G. Townsley	—	—

George MacKenzie	—	—

Martha Clark Goss	—	—

John R. Bigelow	—	—

Dr. Volker Heischkamp	—	—

William J. Marrazzo	—	—

Dr. Manfred Döss	—	—

Dr. Rolf Pohlig	—	—

Andreas G. Zetzsche	—	—

Directors and executive officers as a group (19 persons)		*	—	—		—			—

Total:	1,000	100%					%			%

*	Represents ownership of less than 1%

DESCRIPTION OF CAPITAL STOCK

The following information reflects our amended and restated certificate of incorporation, or certificate of incorporation, and amended and restated bylaws, or bylaws, as these documents will be in effect upon completion of the concurrent initial public offering. Our certificate of incorporation and bylaws will be filed as exhibits to the registration statement of which this prospectus forms a part. The summaries of these documents are qualified in their entirety by reference to the full text of the documents.

General

Immediately following the completion of the concurrent initial public offering, our authorized capital stock will consist of shares of common stock, par value $1.00 per share and              shares of preferred stock.

Common Stock

Voting Rights

Except as otherwise required by law, all matters to be voted on by our stockholders must be approved by a majority of the votes cast by all shares of common stock.

Dividends

Holders of common stock will share equally in any dividend declared by our board of directors, subject to the rights of the holders of any outstanding preferred stock.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled, after payment of the liquidation preference to all holders of any outstanding preferred stock, to share ratably in our assets that are legally available for distribution to stockholders after payment of liabilities. We must pay the applicable distribution to any holders of our preferred stock before we may pay distributions to the holders of our common stock.

Other Rights

Our stockholders have no preemptive or other rights to subscribe for additional shares. All outstanding shares are, and all shares offered by this prospectus will be, when sold, validly issued, fully paid and nonassessable.

Preferred Stock

Following the concurrent initial public offering, our board of directors will be authorized, subject to the limits imposed by the Delaware General Corporation Law, or DGCL, to issue up to                 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the rights, preferences, privileges, qualifications, limitations and restrictions of the shares of each series. Our board of directors will also be authorized to increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that affect adversely the voting power or other rights of our common stockholders. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change of control, causing the market price of our common stock to decline, or impairing the voting and other rights of the holders of our common stock. We have no current plans to issue any shares of preferred stock.

Certain Anti-Takeover Provisions of Our Charter and Bylaws and Delaware Law

Upon completion of the concurrent initial public offering, we will have the following provisions of our certificate of incorporation and bylaws that could deter, delay or prevent a third party from acquiring us, even if doing so would benefit our stockholders.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

Our bylaws will provide that special meetings of stockholders may be called only upon the request of the majority of our board of directors, upon request of our President or upon request of a stockholder holding at least         % of our outstanding common stock. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting.

Our bylaws will establish advance notice procedures with respect to stockholder proposals for annual meetings and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Additionally, vacancies and newly created directorships may be filled only by a vote of a majority of the directors then in office, even though less than a quorum, and not by stockholders. Our bylaws allow the chairman of a meeting of stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of our company.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless the company’s certificate of incorporation provides otherwise. Our certificate of incorporation will provide that any action required or permitted to be taken by our stockholders may be effected at a duly called annual or special meeting of our stockholders and may not be effected by consent in writing by such stockholders.

Certain Other Provisions of Our Charter and Bylaws and Delaware Law

Board of Directors

Our certificate of incorporation provides that the number of directors will be fixed in the manner provided in our bylaws. Our bylaws provide that the number of directors will be fixed from time to time by our board. Upon completion of the concurrent initial public offering, our board of directors will consist of 10 members.

Business Combinations under Delaware Law

We are subject to Section 203 of the DGCL, which prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the time the stockholder became an interested stockholder, subject to certain exceptions, including if, prior to such time, the board of directors approved the business combination or the transaction which resulted in the stockholder becoming an interested stockholder. “Business combinations” include mergers, asset sales and other transactions resulting in a financial benefit to the “interested stockholder.” Subject to various exceptions, an “interested stockholder” is a person who, together with his or her affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These restrictions generally prohibit or delay the accomplishment of mergers or other takeover or change-of-control attempts that are not approved by a company’s board of directors.

Limitations of Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent authorized by the DGCL. The DGCL does not permit exculpation for liability:

•	for breach of duty of loyalty;

•	for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

•	under Section 174 of the DGCL (unlawful dividends); or

•	for transactions from which the director derived improper personal benefit.

Our certificate of incorporation and bylaws will provide that we shall indemnify our directors and officers to the fullest extent permitted by law. We are also expressly authorized to carry directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees and agents for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

The transfer agent and registrar of American Water’s common stock is             .

New York Stock Exchange Listing

We will apply to have American Water’s common stock listed on the NYSE under the symbol “AWK.”

DESCRIPTION OF CERTAIN INDEBTEDNESS

Revolving Credit Facility

Overview

On September 15, 2006, AWCC, our finance subsidiary, entered into a senior unsecured credit agreement syndicated among a group of ten banks with JPMorgan Chase Bank, N.A., or JPMCB, as administrative agent. The following description is only a summary of certain material provisions of the senior unsecured credit agreement, does not purport to be complete and is qualified in its entirety by reference to the provisions of that agreement.

The senior unsecured credit agreement provides AWCC with an $800.0 million revolving credit facility, of which up to $150.0 million is available in the form of letters of credit and $25.0 million is available in the form of swingline loans. With the consent of the applicable existing lender and new lenders, AWCC may increase the commitments under the revolving credit facility by up to $200.0 million, none of which may increase the availability of letters of credit thereunder. The proceeds of loans made and letters of credit issued under the senior unsecured credit agreement will be used to support our working capital needs and for other general purposes. The commitments of the lenders under the senior unsecured credit agreement shall terminate on September 15, 2011, but may be extended at the request of AWCC with the consent of a majority of the lenders for up to two one-year periods. As of August 3, 2007, AWCC has requested the initial one year extension. As of June 30, 2007, AWCC had no revolving credit loans and $61.8 million of letters of credit outstanding under the senior unsecured credit agreement.

Interest rates and fees

Borrowings under the senior unsecured credit agreement will bear interest at an applicable margin plus, at AWCC’s option, a base rate determined by reference to the higher of either (a) the prime rate of JPMCB and the federal funds rate plus  1/2 of 1% or (b) a LIBOR rate determined by reference to the cost of funds for deposit in dollars for the interest period relevant to such borrowing adjusted for certain additional costs. In the case of borrowings bearing interest based on a base rate, the applicable margin is 0.00% and in the case of borrowings bearing interest based on a LIBOR rate, the applicable margin may be adjusted from time to time depending on our ratings from S&P and Moody’s, but will not exceed 0.55%, except as described in the next sentences. In the case of both base rate borrowings and LIBOR borrowings, the applicable margin shall be increased by 0.05% for any period during which the aggregate principal amount of outstanding revolving credit borrowings, swingline borrowings and letters of credit exceeds 50% of the total commitments under the senior unsecured credit agreement. In addition, any principal and interest amounts not paid when due shall bear additional interest of 2.00% until paid.

In addition to paying interest on the outstanding principal under the senior unsecured credit agreement, AWCC is required to pay a commitment fee with respect to (a) unused revolving credit commitments, which may be adjusted from time to time depending on our ratings from S&P and Moody’s, but shall not exceed 0.15%, and (b) outstanding letters of credit, which may be adjusted from time to time depending on our ratings from S&P and Moody’s, but shall not exceed 0.55%. AWCC is also obligated to pay customary fees with respect to the issuance and maintenance of letters of credit and the administration of the facilities under the senior unsecured credit agreement.

Prepayments

The senior unsecured credit agreement requires AWCC to prepay outstanding revolving credit and swingline borrowings and to fund a cash collateral account with respect to letters of credit to the extent that (a) the aggregate principal amount of revolving credit and swingline loans and letters of credit outstanding exceeds the lenders’ aggregate commitment under the senior unsecured credit agreement or (b) the aggregate principal amount of swingline loans outstanding exceeds the lenders’ aggregate swingline commitment as then reduced.

Support agreements

Pursuant to support agreements with AWCC, American Water and Thames US Holdings have agreed to pay to any debt investor or lenders of AWCC any principal or interest amounts owed by AWCC to such debt investor or lender that AWCC fails to pay on a timely basis. The lenders under the senior unsecured credit agreement may proceed directly against American Water or Thames US Holdings to the extent AWCC fails to make any principal or interest payment required thereunder on a timely basis.

Certain covenants and events of default

The senior unsecured credit agreement contains a number of covenants that, among other things, restrict, subject to certain exceptions, AWCC’s ability to:

•	incur additional indebtedness secured by any lien;

•	create liens on assets;

•	engage in mergers or consolidations;

•	pay dividends and distributions or repurchase its common stock;

•	make investments, loans or advances;

•	engage in certain transactions with affiliates;

•	terminate or make certain amendments to the support agreement between AWCC and American Water;

•	cause or permit American Water to incur additional debt;

•	change its lines of business; and

•	sell assets.

In addition, the senior unsecured credit agreement requires American Water and Thames US Holdings to maintain a ratio of consolidated total indebtedness to consolidated total capitalization of not more than 0.70 to 1.00.

The senior unsecured credit agreement contains certain customary affirmative covenants and events of default, including reporting covenants.

Senior Unsecured Notes

Overview

Since December 21, 2006, AWCC has issued six series of senior unsecured notes in private placements to certain institutional accredited investors with interest rates per annum payable semi-annually, aggregate principal amounts, issue dates and maturity dates as follows:

Series	Interest Rate per Annum	Aggregate Principal Amount Issued	Aggregate Principal Amount Outstanding	Maturity Date
A	5.39%	$101.0 million	$101.0 million	December 21, 2013
B	5.52%	$37.5 million	$37.5 million	December 21, 2016
C	5.62%	$329.5 million	$329.5 million	December 21, 2018
D	5.77%	$432.0 million	$432.0 million	December 21, 2021
E	5.62%	$100.0 million	$100.0 million	March 29, 2019
F	5.77%	$100.0 million	$100.0 million	March 29, 2022

The following description is only a summary of certain material provisions of the senior unsecured notes, does not purport to be complete and is qualified in its entirety by reference to the note purchase agreements pursuant to which the senior unsecured notes were issued.

The senior unsecured notes rank pari passu in right of payment with all current and future unsubordinated, unsecured indebtedness of AWCC. The net proceeds from the sale of the senior unsecured notes were used to refinance inter-company indebtedness and for our general corporate purposes.

Prepayment

The senior unsecured notes are callable at any time at the greater of par and a make whole discount rate of the then current market standard for United States treasury bills plus 0.50%. AWCC is required to offer to prepay the senior unsecured notes upon certain changes in control and dispositions of assets (excluding the concurrent initial public offering).

Support Agreements

Pursuant to support agreements with AWCC, American Water and Thames US Holdings have agreed to pay to any debt investor or lenders of AWCC any principal or interest amounts owed by AWCC to such debt investor or lender that AWCC fails to pay on a timely basis. The holders of the senior unsecured notes may proceed directly against American Water to the extent AWCC fails to make any principal or interest payment required thereon on a timely basis.

Certain covenants and events of default

The senior unsecured indenture contains a number of covenants that, among other things, restrict, subject to certain exceptions, AWCC, American Water and Thames US Holdings’ ability to:

•	engage in certain transactions with affiliates;

•	engage in mergers or consolidations;

•	change its lines of business;

•	incur additional indebtedness secured by any lien;

•	create liens on assets;

•	pay dividends and distributions or repurchase its common stock;

•	terminate or make certain amendments to the support agreement between AWCC and American Water;

•	sell assets; and

•	incur certain other indebtedness, which is secured and senior to the subject notes.

In addition, the senior unsecured notes require American Water and Thames US Holdings to maintain a ratio of consolidated total indebtedness to consolidated total capitalization of not more than 0.70 to 1.00.

The senior unsecured notes contain certain customary affirmative covenants and events of default.

Other Debt

•

In addition to the debt noted above, the debt of AWCC totaled $420.9 million as of June 30, 2007, including debt owed to RWE of $222.0 million. As of June 30, 2007, these obligations had interest rates ranging between 3.72% and 6.87% and maturity dates ranging from 2007 to 2034.

•

Debt of the subsidiaries of the American Water and Thames US Holdings other than AWCC totaled $2,009.5 million as of June 30, 2007. As of June 30, 2007, these obligations had interest rates ranging between 0.00% and 10.06% and maturity dates ranging from 2007 to 2038.

•	Capital lease obligations of the subsidiaries of American Water and Thames US Holdings totaled $2.1 million as of June 30, 2007.

•	Consolidated debt included unamortized debt discount premium and a fair market adjustment of $80.5 million as of June 30, 2007.

•

On January 26, 2007, AWCC entered into a $10.0 million revolving credit facility with PNC Bank, N.A., or PNC. Commitments under this revolving credit facility expire on December 31, 2007 unless extended. Borrowings under this revolving credit facility will bear interest at PNC’s prime rate or the applicable LIBOR rate plus 0.25% and will be used primarily for our short-term working capital needs. As of June 30, 2007, AWCC had $0.4 million of revolving credit loans drawn against this facility.

Mandatory Redeemable Preferred Stock

On June 25, 2003, American Water issued 1,750 shares of preferred stock with a liquidation preference of $1.0 million per share. The shares were issued to Thames US Holdings in connection with RWE’s purchase of American Water and are currently held by Thames Water Investments Luxembourg S.a r.l., a subsidiary of RWE. Pursuant to a forward share sale agreement, our subsidiary, American Water Finance LLC, has agreed to purchase the preferred stock from Thames Water Investments Luxembourg upon the earlier of December 26, 2012 or the occurrence of certain events, including certain changes in law, the failure by either party to comply with its obligations thereunder and the failure of American Water Finance LLC to comply with its obligation with respect to any indebtedness outstanding with a principal amount of at least $100 million in the aggregate. Thames US Holdings has entered into a support agreement with American Water Finance LLC covering all financial obligations of American Water Finance LLC, including those relating to the forward share sale agreement. Holders of outstanding shares of preferred stock are entitled to cumulative preferential dividends at a rate equal to 5.90% per annum, payable in cash quarterly in arrears, to the extent declared by the board of directors of American Water. If the full amount of accrued dividends is not paid on a dividend payment date, then interest shall accrue on any unpaid amounts at a rate equal to 5.90% per annum until such amounts are paid in full. American Water may not pay dividends on its common stock until such amounts then owed on the preferred stock have been paid in full. Holders of preferred stock shall not have voting rights except with respect to powers, preferences and certain rights in connection with the preferred stock or if dividends on shares of preferred stock outstanding are unpaid and in arrears for six consecutive months or more. Holders of shares of preferred stock are entitled to the liquidation preference upon any (a) consolidation, merger or reorganization of American Water pursuant to which RWE or holders of more than 50% of RWE’s equity securities do not continue to hold a majority of the common stock of American Water or (b) liquidation, dissolution or winding up of American Water. Shares of preferred stock are not redeemable or convertible into shares of common stock. In connection with the Refinancing, we will redeem this preferred stock.

DESCRIPTION OF EQUITY UNITS

The following is a summary of the terms of the equity units. This summary, together with the summary of some of the provisions of the related documents described below, contains a description of all of the material terms of the equity units but is not necessarily complete. We refer you to the copies of those documents which have been or will be filed as exhibits to the registration statement of which this prospectus forms a part. Unless the context otherwise requires, for purposes of this Description of Equity Units, “American Water,” “our,” “us,” “we” or the “Company” refers to American Water Works Company, Inc. and not to any of its subsidiaries.

We will issue the equity units under the purchase contract and pledge agreement between us and                 , which we refer to as the purchase contract agent. equity units may be either corporate units or treasury units. The equity units will initially consist of                  corporate units (or                  corporate units if the underwriters exercise their option to purchase additional corporate units), each with a stated amount of $50.

Corporate Units.

Each corporate unit will consist of a unit comprising:

(a) a purchase contract under which

(1)	the holder will agree to purchase from us, and we will agree to sell to the holder, not later than , 2010, which we refer to as the purchase contract settlement date, for $50 in cash, a number of newly issued shares of our common stock equal to the settlement rate described below under “Description of the Purchase Contracts—Purchase of Common Stock,” subject to antidilution adjustments, and

(2)	we will pay the holder quarterly contract adjustment payments at the rate of % per year on the stated amount of $50 or $ per year, subject to our right to defer any contract adjustment payments, and

(b) either:

(1)	a 1/20, or 5%, applicable ownership interest in a $1,000 principal amount senior note issued by our subsidiary, AWCC, or

(2)	following a successful remarketing of the senior notes on or prior to the ninth business day immediately preceding the purchase contract settlement date, or the occurrence of a tax event redemption, the applicable ownership interest in a portfolio of U.S. Treasury securities, which we refer to as the Treasury portfolio.

“Applicable ownership interest” means, with respect to a corporate unit and the U.S. Treasury securities in the Treasury portfolio,

(1)	for a remarketing Treasury portfolio,

•

a 1/20, or 5%, undivided beneficial ownership interest in $1,000 face amount of U.S. Treasury securities (or principal or interest strips thereof) included in the Treasury portfolio that matures on or prior to                     , 2010, and

•

an undivided beneficial ownership interest in a principal or interest strip of a U.S. Treasury security that matures on or prior to                     , 2010 in an amount equal to the interest payment that would be due on                     , 2010 on a 1/20, or 5%, beneficial ownership interest in $1,000 principal amount of the senior notes that would have been components of the corporate units assuming no remarketing and no reset of the interest rate on the senior notes and assuming that interest on the senior notes accrued from the later of the reset effective date and                     , 2010 to, but excluding,                     , 2010.

(2)	for a tax event Treasury portfolio,

•

a 1/20, or 5%, undivided beneficial ownership interest in $1,000 face amount of U.S. Treasury securities (or principal or interest strips thereof) included in the Treasury portfolio that matures on or prior to                     , 2010, and

•

for each scheduled interest payment date on the senior notes that occurs after the tax event redemption date and on or prior to                     , 2010, an undivided beneficial ownership interest in a principal or interest strip of a U.S. Treasury security that matures on or prior to that interest payment date in an amount equal to the interest payment that would be due on a 1/20, or 5%, beneficial ownership interest in $1,000 principal amount of the senior notes that would have been components of the corporate units assuming no tax event redemption and accruing from and including the immediately preceding interest payment date.

The purchase price of each Equity Unit will be allocated between the related purchase contract and the related applicable ownership interest in senior notes in proportion to their respective fair market values at the time of issuance. We have determined that, at the time of issuance, the fair market value of the applicable ownership interest in senior notes will be $50 and the fair market value of each purchase contract will be $0. This position generally will be binding on each beneficial owner of each Equity Unit unless certain disclosure requirements are satisfied, but will not be binding on the IRS.

As long as a unit is in the form of a corporate unit, any ownership interest in a senior note or any appropriate applicable ownership interest in the Treasury portfolio, as applicable, forming a part of the Corporate Unit will be pledged to us through the collateral agent to secure your obligation to purchase common stock under the related purchase contract.

Creating Treasury Units

Subject to the last sentence of this paragraph, unless the Treasury portfolio has replaced the senior notes underlying the Corporate Units as a result of a successful remarketing on or prior to the ninth business day preceding                     , 2010 or a tax event redemption prior to                     , 2010, each holder of corporate units will have the right, at any time on or prior to the seventh business day immediately preceding the purchase contract settlement date, to substitute for the related senior notes held by the collateral agent, zero-coupon Treasury securities that mature on                     , 2010 (CUSIP No.                     ), which we refer to as a Treasury security, in a total principal amount at maturity equal to the aggregate principal amount of the senior notes underlying the applicable ownership interests in senior notes for which substitution is being made. Because Treasury securities and the senior notes are issued in integral multiples of $1,000, holders of corporate units may make this substitution only in integral multiples of 20 corporate units. The ability of holders of corporate units to create treasury units will be subject to the limitation that holders may not create treasury units during any period commencing on and including the business day preceding any three-day remarketing period and ending on and including, in the case of a successful remarketing during that three-day remarketing period, the reset effective date, or, if none of the remarketings during that three-day remarketing period is successful, the business day following the last remarketing date during that three-day remarketing period.

If the Treasury portfolio has replaced the senior notes underlying the corporate units as a result of either a successful remarketing of the senior notes or a tax event redemption, holders of corporate units will have the right, at any time on or prior to the second business day immediately preceding the purchase contract settlement date, to substitute Treasury securities for the applicable ownership interests in the Treasury portfolio underlying the corporate unit, but holders of corporate units can only make this substitution in integral multiples of                      corporate units (or such other number of corporate units as may be determined by the remarketing agent upon a successful remarketing of senior notes if the reset effective date is not a regular quarterly interest payment date).

Each of these substitutions will create treasury units, and the applicable senior notes or applicable ownership interests in the Treasury portfolio will be released to the holder and be separately tradable from the treasury units. Each treasury unit will consist of a unit with a stated amount of $50 comprising:

(a) a purchase contract under which

(1)	the holder will agree to purchase from us, and we will agree to sell to the holder, not later than the purchase contract settlement date, for $50 in cash, a number of newly issued shares of our common stock equal to the settlement rate, subject to anti-dilution adjustments, and

(2)	we will pay the holder quarterly contract adjustment payments at the rate of % per year on the stated amount of $50, or $ per year, subject to our right to defer any contract adjustment payments, and

(b) a 1/20, or 5%, undivided beneficial interest in a Treasury security with a principal amount of $1,000.

To create 20 treasury units, unless the Treasury portfolio has replaced the senior notes underlying the corporate units, the corporate unit holder will:

•	deposit with the collateral agent a Treasury security that has a principal amount at maturity of $1,000 which must be purchased in the open market at the corporate unit holder’s expense, and

•

transfer 20 corporate units to the purchase contract agent accompanied by a notice stating that the holder has deposited a Treasury security with the collateral agent and requesting the release to the holder of the senior notes relating to the 20 corporate units.

Upon the deposit and receipt of an instruction from the purchase contract agent, the collateral agent will release the related senior note from the pledge under the pledge agreement, free and clear of our security interest, to the purchase contract agent. The purchase contract agent then will:

•	cancel the 20 corporate units,

•	transfer the related $1,000 principal amount of senior note to the holder, and

•	deliver 20 treasury units to the holder.

The Treasury security will be substituted for the senior note and will be pledged to us through the collateral agent to secure the holder’s obligation to purchase common stock under the related purchase contracts. The related senior note released to the holder thereafter will trade separately from the resulting Treasury Units.

If the Treasury portfolio has replaced the senior notes underlying the corporate units, the corporate unit holder will follow the same procedure to create a treasury unit, except the holder will have to deposit integral multiples of                      corporate units (or such other number of corporate units as may be determined by the remarketing agent upon a successful remarketing of senior notes if the reset effective date is not a regular quarterly interest payment date).

Recreating Corporate Units

Subject to the last sentence of this paragraph, unless the Treasury portfolio has replaced the senior notes underlying the corporate units, each holder of treasury units will have the right, at any time on or prior to the seventh business day immediately preceding the purchase contract settlement date, to substitute for the related Treasury securities held by the collateral agent the senior notes having a principal amount equal to the aggregate principal amount at stated maturity of the Treasury securities for which substitution is being made. Because Treasury securities and senior notes are issued in integral multiples of $1,000, holders of treasury units may make these substitutions only in integral multiples of 20 treasury units. The ability of holders of treasury units to recreate corporate units will be subject to the limitation that holders may not recreate corporate units during any period commencing on and including the business day preceding any three-day remarketing period and ending on and including, in the case of a successful remarketing during that three-day remarketing period, the reset effective date, or, if none of the remarketings during that three-day remarketing period is successful, the business day following the last remarketing date during that three-day remarketing period.

If the Treasury portfolio has replaced the senior notes underlying the corporate units, holders of treasury units will have the right, at any time on or prior to the second business day immediately preceding the purchase contract settlement date, to substitute the applicable ownership interests in the Treasury portfolio for the Treasury securities that were a component of the treasury units, but holders of treasury units can only make this substitution in integral multiples of                      treasury units (or such other number of treasury units as may be determined by the remarketing agent upon a successful remarketing of senior notes if the reset effective date is not a regular quarterly interest payment date).

Each of these substitutions will recreate corporate units, and the applicable Treasury securities will be released to the holder and be separately tradable from the corporate units.

To create 20 corporate units, unless the Treasury portfolio has replaced the senior notes underlying the corporate units, the treasury unit holder will:

•	deposit with the collateral agent a $1,000 principal amount senior note, which must be purchased in the open market at the holder’s expense unless otherwise owned by the holder, and

•

transfer 20 Treasury Unit certificates to the purchase contract agent accompanied by a notice stating that the Treasury Unit holder has deposited a $1,000 principal amount senior note with the collateral agent and requesting the release to the holder of the Treasury security relating to the treasury units.

Upon the deposit and receipt of an instruction from the purchase contract agent, the collateral agent will release the related Treasury security from the pledge under the pledge agreement, free and clear of our security interest, to the purchase contract agent. The purchase contract agent will then:

•	cancel the 20 treasury units,

•	transfer the related Treasury security to the holder, and

•	deliver 20 corporate units to the holder.

The substituted senior note or the applicable ownership interests in the Treasury portfolio will be pledged to us through the collateral agent to secure the corporate unit holder’s obligation to purchase common stock under the related purchase contracts.

If the Treasury portfolio has replaced the senior notes underlying the corporate units, the treasury unit holder will follow the same procedure to create a corporate unit, except the holder will have to deposit integral multiples of                      treasury units (or such other number of treasury units as may be determined by the remarketing agent upon a successful remarketing of senior notes if the reset effective date is not a regular quarterly interest payment date).

Holders that elect to substitute pledged securities, thereby creating treasury units or recreating corporate units, will be responsible for any fees or expenses payable in connection with the substitution.

Current Payments

Holders of corporate units will be entitled to receive quarterly cash distributions consisting of their pro rata share of interest payments on the senior notes calculated at the rate of             % per year on the senior notes (or

distributions on the applicable ownership interests in the Treasury portfolio if the senior notes have been replaced by the Treasury portfolio), and contract adjustment payments payable by us at the rate of             % per year on the stated amount of $50 per corporate unit, subject to our right to defer contract adjustment payments until the earliest of the purchase contract settlement date, the cash merger early settlement date (as described in “Description of the Purchase Contracts—Early Settlement Upon Cash Merger”) and the most recent quarterly payment date on or before any other early settlement of the related purchase contracts.

If interest on the senior notes is reset on a reset effective date that is not a scheduled interest payment date, the collateral agent will receive on behalf of holders of corporate units a payment from us on such reset effective date of accrued and unpaid interest on the senior notes from the most recent quarterly interest payment date to, but excluding, such reset effective date. On the quarterly payment date next following the reset effective date, corporate unit holders will receive a regular quarterly cash distribution comprised of their pro rata portion of that interest payment, the portion of the remarketing Treasury portfolio that matures prior to that quarterly payment date and the contract adjustment payment payable on that date.

Holders of treasury units will be entitled to receive quarterly contract adjustment payments payable by us at the rate of             % per year on the stated amount of $50 per treasury unit, subject to our right to defer contract adjustment payments until the earliest of the purchase contract settlement date, the cash merger early settlement date (as described in “Description of the Purchase Contracts—Early Settlement Upon Cash Merger”) and the most recent quarterly payment date on or before any other early settlement of the related purchase contracts. There will be no distributions in respect of the Treasury securities underlying the treasury units but the holders of the treasury units will continue to receive the scheduled quarterly interest payments on the senior notes that were released to them when the treasury units were created for as long as they hold the senior notes.

Ranking

The obligations of AWCC with respect to the senior notes will be senior and unsecured and will rank equally with all of AWCC’s other unsecured and unsubordinated obligations. The indenture under which the senior notes will be issued will not limit our ability, or the ability of any of our subsidiaries, to issue or incur other unsecured debt or issue preferred stock. The senior notes will have the benefit of a support agreement from American Water. American Water’s obligations under the support agreement will rank equally with all of its other unsecured and unsubordinated obligation.

AWCC, the issuer of the senior notes, is our finance subsidiary and has no substantial assets. American Water has entered into a support agreement with AWCC pursuant to which it has unconditionally guaranteed all payment obligations on all debt incurred by AWCC. Because substantially all of our operations are conducted through our subsidiaries other than AWCC, AWCC will not be able to make interest and principal payments on the senior notes (and American Water will not be able to fulfill its obligations under the support agreement) unless American Water receives sufficient cash distributions from its operating subsidiaries and contributes such distributions to AWCC. The distributions received from our operating subsidiaries might not permit AWCC or American Water to make required payments of interest and principal under the senior notes or pursuant to the support agreement, as applicable, on a timely basis, or at all.

As of June 30, 2007, the indebtedness of our subsidiaries other than AWCC, excluding intercompany liabilities and obligations of a type not required to be reflected on a balance sheet in accordance with generally accepted accounting principles, that would effectively have been senior to the senior notes, was approximately $     million. We anticipate that from time to time our subsidiaries will incur additional debt and other liabilities. Any debt incurred by our subsidiaries other than AWCC will be structurally senior to the senior notes.

Our obligations with respect to the contract adjustment payments will be subordinate in right of payment to our senior indebtedness. “Senior indebtedness” with respect to the contract adjustment payments means indebtedness of any kind unless the instrument under which such indebtedness is incurred expressly provides that it is on a parity in right of payment with or subordinate in right of payment to the contract adjustment payments.

Voting and Certain Other Rights

Holders of purchase contracts forming part of the corporate units or treasury units, in their capacities as such holders, will have no voting or other rights in respect of the common stock.

Listing of the Securities

The corporate units have been approved for listing on the New York Stock Exchange under the symbol “            ”, subject to official notice of issuance. Unless and until substitution has been made as described in “—Creating Treasury Units” or “—Recreating Corporate Units,” none of the senior notes, the applicable ownership interests in senior notes or the applicable ownership interests in the Treasury portfolio will trade separately from the corporate units. The applicable ownership interests in senior notes or the applicable ownership interests in the Treasury portfolio component will trade as a unit with the purchase contract component of the corporate units. If the treasury units or the senior notes are separately traded to a sufficient extent that applicable exchange listing requirements are met, we will use reasonable effort to list the treasury units or the senior notes on the same exchange as the corporate units are then listed, including, if applicable, the New York Stock Exchange, although there can be no assurance that we will be able to effect such listing.

Miscellaneous

We or our affiliates may from time to time purchase any of the securities offered by this prospectus which are then outstanding by tender in the open market or by private agreement.

DESCRIPTION OF PURCHASE CONTRACTS

This section summarizes some of the terms of the purchase contract and pledge agreement, purchase contracts, remarketing agreement and senior note indenture. The summary should be read together with the purchase contract and pledge agreement, remarketing agreement and senior note indenture, forms of which have been or will be filed as exhibits to the registration statement of which this prospectus forms a part. Unless the context otherwise requires, for purposes of this Description of Purchase Contracts, “American Water,” “our,” “us,” “we” or the “Company” refers to American Water Works Company, Inc. and not to any of its subsidiaries.

Purchase of Common Stock

Each purchase contract underlying a corporate unit or treasury unit will obligate the holder of the purchase contract to purchase, and us to sell, on the purchase contract settlement date, for an amount in cash equal to the stated amount of the corporate unit or treasury unit, a number of newly issued shares of our common stock equal to the “settlement rate.” The settlement rate will be calculated, subject to adjustment under the circumstances described in “—Anti-Dilution Adjustments,” as follows:

•

If the applicable market value of our common stock is equal to or greater than the threshold appreciation price of $            , the settlement rate will be              shares of our common stock (the “minimum settlement rate”), which is equal to the stated amount divided by the threshold appreciation price.

Accordingly, if the market value for the common stock increases between the date of this prospectus and the period during which the applicable market value is measured and the applicable market value is greater than the threshold appreciation price, the aggregate market value of the shares of common stock issued upon settlement of each purchase contract will be higher than the stated amount, assuming that the market price of the common stock on the purchase contract settlement date is the same as the applicable market value of the common stock. If the applicable market value is the same as the threshold appreciation price, the aggregate market value of the shares issued upon settlement will be equal to the stated amount, assuming that the market price of the common stock on the purchase contract settlement date is the same as the applicable market value of the common stock.

•

If the applicable market value of our common stock is less than the threshold appreciation price but greater than the reference price of $            , the settlement rate will be a number of shares of our common stock equal to $50 divided by the applicable market value.

Accordingly, if the market value for the common stock increases between the date of this prospectus and the period during which the applicable market value is measured, but the applicable market value is less than the threshold appreciation price, the aggregate market value of the shares of common stock issued upon settlement of each purchase contract will be equal to the stated amount, assuming that the market price of the common stock on the purchase contract settlement date is the same as the applicable market value of the common stock.

•

If the applicable market value of our common stock is less than or equal to the reference price, the settlement rate will be              shares of our common stock (the “maximum settlement rate”), which is equal to the stated amount divided by the reference price.

Accordingly, if the market value for the common stock decreases between the date of this prospectus and the period during which the applicable market value is measured and the applicable market value is less than the reference price, the aggregate market value of the shares of common stock issued upon settlement of each purchase contract will be less than the stated amount, assuming that the market price on the purchase contract settlement date is the same as the applicable market value of the common stock. If the applicable market value is the same as the reference price, the aggregate market value of the shares will be equal to the stated amount, assuming that the market price of the common stock on the purchase contract settlement date is the same as the applicable market value of the common stock.

If you elect to settle your purchase contract early in the manner described under “—Early Settlement,” the number of shares of our common stock issuable upon settlement of such purchase contract will be             , the minimum settlement rate, subject to adjustment as described under “—Anti-Dilution Adjustments.” We refer to the minimum settlement rate and the maximum settlement rate collectively as the fixed settlement rates.

“Applicable market value” means the average of the closing price per share of our common stock on each of the 20 consecutive trading days ending on the third trading day immediately preceding the purchase contract settlement date, subject to adjustment as set forth in “—Anti-Dilution Adjustments.” The reference price represents the initial public offering price of our common stock in our concurrent initial public offering. The threshold appreciation price represents a             % appreciation over the reference price.

“Closing price” of the common stock on any date of determination means the closing sale price (or, if no closing price is reported, the last reported sale price) of the common stock on the New York Stock Exchange on that date or, if the common stock is not listed for trading on the New York Stock Exchange on any such date, as reported in the composite transactions for the principal United States securities exchange on which the common stock is so listed. If the common stock is not so listed on a United States national or regional securities exchange, the closing price means the last quoted bid price for the common stock in the over-the-counter market as reported by the National Quotation Bureau or similar organization. If the bid price is not available, the closing price means the market value of the common stock on the date of determination as determined by a nationally recognized independent investment banking firm retained by us for this purpose.

A “trading day” means a day on which the common stock

•	is not suspended from trading on any national or regional securities exchange or association or over-the-counter market at the close of business and

•	has traded at least once on the national or regional securities exchange or association or over-the-counter market that is the primary market for the trading of the common stock.

We will not issue any fractional shares of common stock pursuant to the purchase contracts. In lieu of fractional shares otherwise issuable (calculated on an aggregate basis) in respect of purchase contracts being settled by a holder of corporate units or treasury units, the holder will be entitled to receive an amount of cash equal to the fraction of a share times the applicable market value.

On the business day immediately preceding the purchase contract settlement date, unless:

•

a holder of corporate units or treasury units has settled the related purchase contracts prior to the purchase contract settlement date through the early delivery of cash to the purchase contract agent in the manner described under “—Early Settlement,” or “—Early Settlement Upon Cash Merger,”

•

a holder of corporate units that include applicable ownership interests in senior notes has settled the related purchase contracts with separate cash on the sixth business day immediately preceding the purchase contract settlement date pursuant to prior notice given in the manner described under “—Notice to Settle with Cash,” or

•	an event described under “—Termination” has occurred,

then,

•

in the case of corporate units where the Treasury portfolio has replaced the senior notes underlying the corporate units, proceeds equal to the stated amount of $50 per corporate unit when paid at maturity of the appropriate applicable ownership interests of the Treasury portfolio will automatically be applied to satisfy in full the holder’s obligation to purchase common stock under the related purchase contracts,

•

in the case of corporate units where the Treasury portfolio has not replaced the senior notes underlying the corporate units and there has been a successful remarketing of the senior notes during the final three-day remarketing period, the portion of the proceeds from the remarketing equal to the principal amount of the senior notes remarketed will automatically be applied to satisfy in full the holder’s obligation to purchase shares of our common stock under the related purchase contracts,

•

in the case of corporate units where the Treasury portfolio has not replaced the senior notes underlying the corporate units and there has not been a successful remarketing of the senior notes, holders of all corporate units will be deemed to have automatically exercised their right to put their senior notes to us on the purchase contract settlement date at a put price equal to $1,000 per senior note ($50 per applicable ownership interest) plus accrued and unpaid interest in satisfaction of the holder’s obligations to us under the related purchase contracts, thereby satisfying those obligations in full, unless, prior to 11:00 a.m., New York City time, on the second business day immediately preceding the purchase contract settlement date, the holder provides a written notice of an intention to settle the related purchase contract with separate cash and on or prior to the business day immediately preceding the purchase contract settlement date delivers to the collateral agent the purchase price in cash, and

•

in the case of treasury units, the principal amount of the related Treasury securities, when paid at maturity, will automatically be applied to satisfy in full the holder’s obligation to purchase common stock under the related purchase contracts.

The common stock will then be issued and delivered to the holder or the holder’s designee, upon presentation and surrender of the certificate evidencing the corporate units or treasury units and payment by the holder of any transfer or similar taxes payable in connection with the issuance of the common stock to any person other than the holder.

Each holder of corporate units or treasury units, by acceptance of these securities, will be deemed to have:

•

irrevocably agreed to be bound by the terms and provisions of the related purchase contracts and the purchase contract and pledge agreement and to have agreed to perform its obligations thereunder for so long as the holder remains a holder of the corporate units or treasury units, and

•

duly appointed the purchase contract agent as the holder’s attorney-in-fact to enter into and perform the related purchase contracts and purchase contract and pledge agreement on behalf of and in the name of the holder.

In addition, each beneficial owner of corporate units or treasury units, by acceptance of the beneficial interest therein, will be deemed to have agreed to treat:

•	itself as the owner of the related senior notes underlying the corporate units, applicable ownership interests in the Treasury portfolio or the Treasury securities, as the case may be, and

•	the senior notes as indebtedness of AWCC for all United States federal income tax purposes.

Remarketing

Pursuant to the remarketing agreement that we will enter into with the purchase contract agent and a remarketing agent to be designated by us, and subject to the terms of the remarketing agreement, we may, at our option and in our sole discretion, elect to remarket the senior notes on any remarketing date occurring during the period for early remarketing beginning on the third business day preceding                     , 2010 and ending on the ninth business day preceding                     , 2010, unless the senior notes have been previously redeemed in connection with a tax event redemption or have been previously successfully remarketed. Any remarketing during the period for early remarketing will occur during a three-day remarketing period consisting of three sequential possible remarketing dates selected by us and will include senior notes underlying corporate units and other senior notes of holders that have elected to include those senior notes in the remarketing.

On each remarketing date occurring during the period for early remarketing, the remarketing agent will use its reasonable efforts to obtain a price for the senior notes remarketed equal to approximately 100% of the purchase price for the remarketing Treasury portfolio plus a fee to be determined between us and the remarketing agent, which we refer to as the remarketing fee. A portion of the proceeds from the remarketing equal to the remarketing Treasury portfolio purchase price will be applied to purchase on the reset effective date a remarketing Treasury portfolio consisting of:

•	interest or principal strips of U.S. Treasury securities that mature on or prior to , 2010 in an aggregate amount equal to the principal amount of the senior notes underlying the corporate units; and

•

interest or principal strips of U.S. Treasury securities that mature on or prior to                     , 2010 in an aggregate amount equal to the aggregate interest payment that would be due on                     , 2010, on the principal amount of the senior notes that would have been components of the corporate units assuming no remarketing and no reset of the interest rate on the senior notes and assuming that interest on the senior notes accrued from the later of the reset effective date and                     , 2010 to, but excluding,                     , 2010.

The remarketing Treasury portfolio will be substituted for the senior notes underlying the corporate units and will be pledged to us through the collateral agent to secure the corporate unit holders’ obligation to purchase our common stock under the purchase contracts.

In addition, the remarketing agent may deduct the remarketing fee from any amount of the proceeds from the remarketing of the senior notes in excess of the remarketing Treasury portfolio purchase price; if such excess is less than the remarketing fee, then we shall be liable for the remainder of the remarketing fee. The remarketing agent will then remit any remaining portion of the proceeds for the benefit of the holders. Corporate unit holders whose senior notes are remarketed will not otherwise be responsible for the payment of any remarketing fee in connection with any remarketing.

As used in this context, “remarketing Treasury portfolio purchase price” means the lowest aggregate price quoted by a primary U.S. government securities dealer in New York City to the quotation agent on the third business day immediately preceding the reset effective date for the purchase of the remarketing Treasury portfolio described above for settlement on the reset effective date. “Quotation agent” means any primary U.S. government securities dealer in New York City selected by us.

In connection with a successful remarketing, interest on the senior notes will be payable semiannually at the reset rate and the maturity date of the senior notes may be extended. The reset rate on the senior notes and the date, if any, to which the maturity date of the senior notes is extended will be determined on the date that the remarketing agent is able to successfully remarket the senior notes. The reset rate, modified interest payment dates and extension, if any, of the maturity date will become effective, if the remarketing is successful, on the reset effective date, which, in the case of a remarketing during the period for early remarketing, will be the third business day immediately following the date of the successful remarketing. See “—General,” “—Interest” and “—Market Reset Rate” under “Description of the Senior Notes.” The interest rate, maturity date and scheduled interest payment dates of senior notes that are held by holders that do not participate in a remarketing will still be reset on the reset effective date in accordance with any reset of the interest rate, extension of the maturity date or modification of the scheduled interest payment dates of the senior notes in connection with a successful remarketing.

If a remarketing attempt described above is unsuccessful on the first remarketing date of a three-day remarketing period, subsequent remarketings will be attempted as described above on each of the two following remarketing dates in that three-day remarketing period until a successful remarketing occurs. If (1) despite using its reasonable efforts, the remarketing agent cannot remarket the senior notes, other than to us, at a price equal to or greater than 100% of the remarketing Treasury portfolio purchase price or (2) the remarketing has not occurred because a condition precedent to the remarketing has not been fulfilled, in each case, resulting in an unsuccessful remarketing on each of the three remarketing dates comprising the three-day remarketing period, the senior notes will continue to underlie the corporate units and additional remarketings may, subject to the next paragraph, be attempted during one or more subsequent three-day remarketing periods as described above.

Unless the senior notes have been successfully remarketed on or prior to the ninth business day immediately preceding                     , 2010, the senior notes that underlie corporate units whose holders have failed to notify the purchase contract agent on or prior to the seventh business day preceding the purchase contract settlement date of their intention to settle the related purchase contracts with separate cash will, unless a tax event

redemption date has occurred or will occur prior to                     , 2010, be remarketed during a three-day remarketing period beginning on and including the fifth business day, and ending on and including the third business day, immediately preceding the purchase contract settlement date. This three-day remarketing period is referred to as the “final three-day remarketing period” and we refer to the third business day immediately preceding the purchase contract settlement date as the “final remarketing date.” The reset effective date relating to any remarketing during the final three-day remarketing period will be the purchase contract settlement date. In this remarketing, the remarketing agent will use its reasonable efforts to obtain a price for the senior notes equal to approximately 100% of the aggregate principal amount of the senior notes remarketed plus the remarketing fee. A portion of the proceeds from this remarketing equal to the aggregate principal amount of the senior notes underlying the corporate units will be automatically applied to satisfy in full the corporate unit holders’ obligations to purchase our common stock on                     , 2010.

If a remarketing during the final three-day remarketing period is successful, the remarketing agent may deduct the remarketing fee from any amount of the proceeds in excess of the aggregate principal amount of the remarketed senior notes; if such excess is less than the remarketing fee, then we shall be liable for the remainder of the remarketing fee. The remarketing agent will then remit any remaining portion of the proceeds for the benefit of the holders. Corporate unit holders whose underlying senior notes are remarketed will not otherwise be responsible for the payment of any remarketing fee in connection with any remarketing.

If a remarketing attempt described above is unsuccessful on the first remarketing date of the final three-day remarketing period, subsequent remarketings will be attempted as described above on each of the two following remarketing dates in the final three-day remarketing period until a successful remarketing occurs. If (1) despite using its reasonable efforts, the remarketing agent cannot remarket the senior notes during the final three-day remarketing period, other than to us, at a price equal to or greater than 100% of the aggregate principal amount of the senior notes or (2) the remarketing during the final three-day remarketing period has not occurred because a condition precedent to the remarketing has not been fulfilled, in each case, resulting in a failure of the senior notes to be remarketed during the final three-day remarketing period, the holders of the senior notes will have the right to put their senior notes to us on the purchase contract settlement date, at a price equal to $1,000 per senior note ($50 per applicable ownership interest), plus accrued and unpaid interest. The put right of holders of senior notes that underlie the corporate units will be automatically exercised unless such holders (1) prior to 11:00 a.m., New York City time, on the second business day immediately preceding the purchase contract settlement date, provide written notice of their intention to settle the related purchase contract with separate cash, and (2) on or prior to the business day immediately preceding the purchase contract settlement date, deliver to the collateral agent $50 in cash per purchase contract. Unless a corporate unit holder has settled the related purchase contract with separate cash on or prior to the purchase contract settlement date, the holder will be deemed to have elected to apply a portion of the proceeds of the put price equal to the principal amount of the senior notes against the holder’s obligations to us under the related purchase contracts, thereby satisfying those obligations in full, and we will deliver our common stock to the holder pursuant to the related purchase contracts. Any remaining amount of the put price following satisfaction of the purchase contract will be paid to the corporate unit holder.

We will announce any remarketing of the senior notes on the sixth business day immediately preceding the first remarketing date of a three-day remarketing period and, for the final three-day remarketing period, we will announce the remarketing of the senior notes on the third business day immediately preceding the first remarketing date of the final three-day remarketing period. Each such announcement (each a “remarketing announcement”) on each such date (each, a “remarketing announcement date”) will specify

(1) (A)	if the remarketing announcement relates to a remarketing to occur during the period for early remarketing, that the senior notes may be remarketed on any and all of the sixth, seventh or eighth business days following the remarketing announcement date, or

(B)	if the remarketing announcement relates to a remarketing to occur during the final three-day remarketing period, that the senior notes may be remarketed on any and all of the third, fourth or fifth business days following the remarketing announcement date,

(2) (A)	if the remarketing announcement relates to a remarketing to occur during the period for early remarketing, that the reset effective date will be the third business day following the remarketing date on which the senior notes are successfully remarketed, or

(B)	if the remarketing announcement relates to a remarketing to occur during the final three-day remarketing period, that the reset effective date will be , 2010 if there is a successful remarketing,

(3)	that the reset rate and interest payment dates for the senior notes will be established, and that the maturity date of the senior notes may be extended, on the remarketing date on which the senior notes are successfully remarketed and effective on and after the reset effective date,

(4) (A)	if the remarketing announcement relates to a remarketing to occur during the period for early remarketing, that the reset rate will equal the coupon rate on the senior notes that will enable the senior notes to be remarketed at a price equal to the remarketing Treasury portfolio purchase price plus the remarketing fee, or

(B)	if the remarketing announcement relates to a remarketing to occur during the final three-day remarketing period, that the reset rate will equal the coupon rate on the senior notes that will enable the senior notes to be remarketed at a price equal to 100% of their aggregate principal amount plus the remarketing fee, and

(5)	the range of possible remarketing fees.

We will cause each remarketing announcement to be published on the business day following the remarketing announcement date by making a timely release to any appropriate news agency, including Bloomberg Business News and the Dow Jones News Service. In addition, we will request, not later than 10 business days prior to each remarketing announcement date, that the depositary notify its participants holding senior notes, corporate units and treasury units of the remarketing. If required, we will use reasonable efforts to ensure that a registration statement with respect to the full principal amount of the senior notes to be remarketed is effective such that the remarketing agent may rely on it in connection with the remarketing process. If a successful remarketing occurs on a remarketing date, we will request the depositary to notify its participants holding senior notes of the maturity date, reset rate and interest payment dates established for the senior notes during the remarketing on the business day following the remarketing date on which the senior notes were successfully remarketed. If a successful remarketing does not occur during a three-day remarketing period, we will cause a notice of the unsuccessful remarketing attempt of senior notes to be published on the business day following the last of the three remarketing dates comprising the three-day remarketing period (which notice, in the event of a failed remarketing on the final remarketing date, shall be published not later than 9:00 a.m., New York City time, and shall include the procedures that must be followed if a holder of senior notes wishes to exercise its right to put such senior notes to us), in each case, by making a timely release to any appropriate news agency, including Bloomberg Business News and the Dow Jones News Service.

In connection with a remarketing, holders of senior notes that do not underlie the corporate units may elect to have their senior notes remarketed as described under “Description of the Senior Notes—Optional Remarketing.”

You may elect not to participate in any remarketing and to retain the principal amount of senior notes underlying the applicable ownership interests in senior notes comprising part of your Corporate Units by (1) creating treasury units at any time prior to the business day preceding any three-day remarketing period or (2) if there has not been a successful remarketing prior to the final three-day remarketing period, notifying the purchase contract agent of your intention to pay cash to satisfy your obligation under the related purchase contracts on or prior to the seventh business day before the purchase contract settlement date and delivering the cash payment required under the purchase contracts to the collateral agent on or prior to the sixth business day before the purchase contract settlement date.

Notice To Settle With Cash

Unless the Treasury portfolio has replaced the senior notes underlying the corporate units, a holder of corporate units may settle the related purchase contract with separate cash. A holder of a Corporate Unit wishing to settle the related purchase contract with separate cash must notify the purchase contract agent by presenting and surrendering the corporate unit certificate evidencing the corporate unit at the offices of the purchase contract agent with the form of “Notice to Settle by Separate Cash” on the reverse side of the certificate completed and executed as indicated on or prior to 5:00 p.m., New York City time, on the seventh business day immediately preceding the purchase contract settlement date and delivering the required cash payment to the collateral agent on or prior to 11:00 a.m., New York City time, on the sixth business day immediately preceding the purchase contract settlement date. If a holder that has given notice of its intention to settle the related purchase contract with separate cash fails to deliver the cash to the collateral agent on the sixth business day immediately preceding the purchase contract settlement date, the holder’s senior notes will be included in the remarketing of senior notes during the final three-day remarketing period beginning on the fifth business day immediately preceding the purchase contract settlement date.

Early Settlement

Subject to the conditions described below, a holder of corporate units or treasury units may settle the related purchase contracts in cash at any time on or prior to the seventh business day immediately preceding the purchase contract settlement date by presenting and surrendering the related corporate units or treasury units certificate, if they are in certificated form, at the offices of the purchase contract agent with the form of “Election to Settle Early” on the reverse side of such certificate completed and executed as indicated, accompanied by payment to us in immediately available funds of an amount equal to

•	the stated amount times the number of purchase contracts being settled, plus

•

if the delivery is made with respect to any purchase contract during the period from the close of business on any record date next preceding any payment date to the opening of business on that payment date, an amount equal to the contract adjustment payments payable on the payment date with respect to the purchase contract, minus

•	the amount of any deferred contract adjustment payments payable by us to you on the payment date with respect to the purchase contract.

If the Treasury portfolio has not replaced the senior notes as a component of corporate units, holders of corporate units will not be permitted to exercise their early settlement right during any period commencing on and including the business day preceding any three-day remarketing period and ending on and including, in the case of a successful remarketing during that three-day remarketing period, the reset effective date or, if none of the remarketings during that three-day remarketing period is successful, the business day following the last remarketing date during that three-day remarketing period.

Holders of corporate units may settle early only in integral multiples of 20 corporate units. If the Treasury portfolio has replaced the senior notes underlying the corporate units, holders of the corporate units may settle early only in integral multiples of                      corporate units (or such other number of corporate units as may be determined by the remarketing agent upon a successful remarketing of senior notes if the reset effective date is not a regular quarterly interest payment date). Holders of treasury units may settle early only in integral multiples of 20 treasury units.

So long as the Equity Units are evidenced by one or more global security certificates deposited with the depositary, procedures for early settlement will also be governed by standing arrangements between the depositary and the purchase contract agent.

The early settlement right is also subject to the condition that, if required under the U.S. federal securities laws, we have a registration statement under the Securities Act of 1933 in effect covering the shares of common stock and other securities, if any, deliverable upon settlement of a purchase contract. We have agreed that, if required under the U.S. federal securities laws, (1) we will use reasonable efforts to have a registration statement in effect covering those shares of common stock and other securities to be delivered in respect of the purchase contracts being settled, and (2) we will provide a prospectus in connection therewith, in each case in a form that may be used in connection with the early settlement right.

Upon early settlement of the purchase contracts related to any corporate units or treasury units:

•

except as described below in “—Early Settlement Upon Cash Merger” the holder will receive the minimum settlement rate of              newly issued shares of common stock per corporate unit or treasury unit, subject to adjustment under the circumstances described under “—Anti-Dilution Adjustments,” accompanied by an appropriate prospectus if required by law,

•

the senior notes, the applicable ownership interest in the Treasury portfolio or the Treasury securities, as the case may be, related to the corporate units or treasury units will be transferred to the holder free and clear of our security interest,

•

the holder’s right to receive future contract adjustment payments and any accrued and unpaid contract adjustment payments for the period since the most recent quarterly payment date will terminate, and

•	no adjustment will be made to or for the holder on account of any accrued and unpaid contract adjustment payments referred to in the previous bullet.

If the purchase contract agent receives a corporate unit certificate, or treasury unit certificate that is in certificated form accompanied by the completed “Election to Settle Early” and required immediately available funds, from a holder of corporate units or treasury units by 5:00 p.m., New York City time, on a business day and all conditions to early settlement have been satisfied, that day will be considered the settlement date. If the purchase contract agent receives the above after 5:00 p.m., New York City time, on a business day or at any time on a day that is not a business day, the next business day will be considered the settlement date.

Upon early settlement of purchase contracts in the manner described above, presentation and surrender of the certificate evidencing the related corporate units or treasury units if they are in certificated form and payment of any transfer or similar taxes payable by the holder in connection with the issuance of the related common stock to any person other than the holder of the corporate units or treasury units, we will cause the shares of common stock being purchased to be issued, and the aggregate principal amount of senior notes underlying the applicable ownership interests in senior notes, the applicable ownership interests in the Treasury portfolio or the Treasury securities, as the case may be, securing the purchase contracts to be released from the pledge under the pledge agreement described in “—Pledged Securities and the Purchase Contract and Pledge Agreement” and transferred, within three business days following the settlement date, to the purchasing holder or the holder’s designee.

Early Settlement Upon Cash Merger

Prior to the purchase contract settlement date, if we are involved in a cash merger, as defined below, then following the cash merger, each holder of a purchase contract will have the right to accelerate and settle that contract early at the settlement rate in effect immediately prior to the closing of the cash merger, plus an additional make-whole amount of shares (which amount we refer to as the make-whole shares), provided that at such time, if so required under the U.S. federal securities laws, there is in effect a registration statement covering the common stock and other securities, if any, to be delivered in respect of the purchase contracts being settled. We refer to this right as the “merger early settlement right.”

A “cash merger” will be deemed to have occurred upon the consummation of any acquisition (whether by means of a liquidation, share exchange, tender offer, consolidation, recapitalization, reclassification, merger of us or any sale, lease or other transfer of the consolidated assets of ours and our subsidiaries) or a series of related transactions or events pursuant to which 51% or more of our common stock is exchanged for, converted into or constitutes solely the right to receive cash, securities or other property, more than 10% of which consists of cash, securities or other property that are not, or upon issuance will not be, common equity interests listed for trading or quotation on the New York Stock Exchange or quoted on the Nasdaq Global Market or Nasdaq Global Select Market.

We will provide each of the holders with a notice of the completion of a cash merger within five business days thereof. The notice will specify a date, which shall be no earlier than 5 business days after the date of notice, and no later than the earlier of 21 business days after the date of the notice or five business days prior to the purchase contract settlement date, by which each holder’s merger early settlement right must be exercised. The notice will set forth, among other things, the applicable settlement rate and the amount of the cash, securities and other consideration receivable by the holder upon settlement, including any accrued and unpaid contract adjustment payments and any deferred contract adjustment payments. To exercise the merger early settlement right, you must deliver to the purchase contract agent, three business days before the early settlement date, the certificate evidencing your corporate units or treasury units if they are held in certificated form, and payment of the applicable purchase price in immediately available funds, less the amount of any accrued and unpaid contract adjustment payments and any deferred contract adjustment payments (unless such merger early settlement occurs after the record date for that contract payment).

If you exercise the merger early settlement right, we will deliver to you on the early settlement date the kind and amount of securities, cash or other property that you would have been entitled to receive if you had settled the purchase contract immediately before the cash merger at the settlement rate in effect at such time, plus the amount of such consideration you would have been entitled to if the make-whole shares had been included in such settlement, in addition to accrued and unpaid contract adjustment payments (to the extent such payments are not offset to settle the purchase contracts). You will also receive the senior notes, applicable ownership interests in the Treasury portfolio or Treasury securities underlying the corporate units or treasury units, as the case may be. If you do not elect to exercise your merger early settlement right on or before the date specified in our notice, your corporate units or treasury units will remain outstanding and subject to normal settlement on the settlement date at the settlement rate then in effect without delivery of any make-whole shares. We have agreed that, if required under the U.S. federal securities laws, we will use reasonable efforts to (1) have in effect a registration statement covering the common stock and other securities, if any, to be delivered in respect of the purchase contracts being settled and (2) provide a prospectus in connection therewith, in each case in a form that may be used in connection with the early settlement upon a cash merger.

If the Treasury portfolio has replaced the senior notes underlying the corporate units, holders of the corporate units may exercise the merger early settlement right only in integral multiples of              corporate units (or such other number of corporate units as may be determined by the remarketing agent upon a successful remarketing of senior notes if the reset effective date is not a regular quarterly interest payment date). Otherwise, a holder of corporate units or treasury units may exercise the merger early settlement right only in integral multiples of 20 treasury units.

Calculation of Make-Whole Shares. The number of make-whole shares applicable to a merger early settlement will be determined by reference to the table below, based on the date on which the cash merger becomes effective (the “effective date”) and the price (the “stock price”) paid per share for our common stock in that cash merger. If holders of our common stock receive only cash in the cash merger, the stock price paid per share will be the cash amount paid per share. Otherwise, the stock price paid per share will be the average of the closing sale prices of our common stock on the five trading days prior to, but not including, the effective date of the cash merger.

Effective date	Stock price on Effective Date

If an anti-dilution adjustment is made to the fixed settlement rates, a proportional inverse adjustment will be made to the stock prices set forth in the first row of the table (i.e., the column headers). In no circumstances will the total shares deliverable (i.e., the sum of the applicable settlement rate in effect immediately prior to the effective date plus the make-whole shares) exceed the maximum settlement rate, as adjusted, then in effect.

Each of the make-whole share amounts in the table will be subject to adjustment in the same manner as the fixed settlement rates as set forth under “—Anti-dilution adjustments.”

The exact stock price and effective date applicable to a cash merger may not be set forth on the table, in which case:

•

if the stock price is between two stock price amounts on the table or the effective date is between two dates on the table, the amount of make-whole shares will be determined by straightline interpolation between the make-whole share amounts set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year;

•	if the stock price is in excess of $ per share (subject to adjustment as described above), then the make-whole share amount will be zero; and

•	if the stock price is less than or equal to $ per share (subject to adjustment as described above), then the make-whole share amount will be zero.

Contract Adjustment Payments

Contract adjustment payments in respect of corporate units and treasury units will be fixed at a rate per year of             % of the stated amount of $50 per purchase contract. Contract adjustment payments payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. Contract adjustment payments will accrue from the date of issuance of the purchase contracts and will be payable quarterly in arrears on                     ,                     ,                      and                      of each year, commencing on                     ,         , subject to our right to defer the payment of the contract adjustment payments as described below.

Contract adjustment payments will be payable to the holders of purchase contracts as they appear on the books and records of the purchase contract agent at the close of business on the relevant record dates, which will be on the first day of the month in which the relevant payment date falls. These distributions will be paid through the purchase contract agent, who will hold amounts received in respect of the contract adjustment payments for the benefit of the holders of the purchase contracts relating to the corporate units. Subject to any applicable laws and regulations, each such payment will be made as described under “—Book-Entry System.”

If any date on which contract adjustment payments are to be made on the purchase contracts related to the corporate units or treasury units is not a business day, then payment of the contract adjustment payments payable on that date will be made on the next succeeding day which is a business day, and no interest or payment will be paid in respect of the delay. However, if that business day is in the next succeeding calendar year, that payment will be made on the immediately preceding business day, in each case with the same force and effect as if made on that payment date. A “business day” means any day other than a Saturday, Sunday or any other day on which banking institutions and trust companies in the City of New York are permitted or required by any applicable law to close.

Our obligations with respect to contract adjustment payments will be subordinated and junior in right of payment to our obligations under any of our senior indebtedness.

We may, at our option and upon prior written notice to the holders of the Equity Units and the purchase contract agent, defer the payment of contract adjustment payments on the related purchase contracts forming a part of the Equity Units until no later than the purchase contract settlement date; provided, however, that in an early settlement upon a cash merger or any other early settlement of the purchase contracts, we will pay deferred contract adjustment payments through the cash merger settlement date or the most recent quarterly payment date, as applicable. However, deferred contract adjustment payments would accrue additional contract adjustment payments at the rate of             % per year until paid, compounded quarterly, which is equal to the rate of total distributions on the corporate units (compounding on each succeeding payment date), to but excluding the earlier of the purchase contract settlement date and the date of any earlier settlement of the purchase contracts. If the purchase contracts are terminated (upon the occurrence of certain events of bankruptcy, insolvency or reorganization with respect to us), the right to receive contract adjustment payments and deferred contract adjustment payments will also terminate.

In the event that we exercise our option to defer the payment of contract adjustment payments, then, until the deferred contract adjustment payments have been paid, we will not declare or pay dividends on, make distributions with respect to, or redeem, purchase or acquire any shares of our capital stock, or make a liquidation payment with respect to the foregoing; provided that the foregoing will not restrict:

•	any of our subsidiaries from declaring or paying any dividends, or making any distributions, to us or any of our other subsidiaries;

•

repurchases, redemptions or acquisitions of shares of capital stock in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of employees, officers or directors or a share purchase or dividend reinvestment plan, or the satisfaction by us of our obligations pursuant to any contract or security outstanding on the date of such event;

•	the reclassification of capital stock or the exchange or conversion of one class or series of capital stock for another class or series of capital stock;

•	the payment for fractional shares of capital stock pursuant to the conversion or exchange provisions of the capital stock or the security being converted or exchanged; or

•

dividends or distributions in capital stock (or rights to acquire capital stock), or repurchases, redemptions or acquisitions of capital stock in connection with the issuance or exchange of capital stock (or securities convertible into or exchangeable for shares of capital stock).

Anti-Dilution Adjustments

Each fixed settlement rate will be subject to adjustment, without duplication, upon the occurrence of certain events, including:

(a)	The payment of dividends and distributions of shares of common stock on the outstanding shares of common stock, in which event each fixed settlement rate will be multiplied by a fraction,

•

the numerator of which will be the sum of the number of shares of our common stock outstanding at the close of business on the date fixed for such determination plus the total number of shares constituting such dividend or other distribution and

•	the denominator of which will be the number of shares of our common stock outstanding at the close of business on the date fixed for such determination.

(b)	The issuance to all holders of outstanding shares of common stock of rights, warrants or options (other than pursuant to any dividend reinvestment or share purchase plans) entitling them, for a period of up to 45 days, to subscribe for or purchase shares of common stock at less than the current market price thereof, in which event each fixed settlement rate will be multiplied by a fraction,

•

the numerator of which will be the number of shares of our common stock outstanding at the close of business on the date fixed for such determination plus the number of shares of our common stock which the aggregate of the offering price of the total number of shares of our common stock so offered for subscription or purchase would purchase at the current market price and

•

the denominator of which will be the sum of the number of shares of our common stock outstanding at the close of business on the date fixed for such determination plus the number of shares of our common stock so offered for subscription or purchase.

(c)	Subdivisions and splits of shares of common stock, in which event each fixed settlement rate will be proportionately increased, and, conversely, if outstanding shares of our common stock are combined into a smaller number of shares of our common stock, each fixed settlement rate in effect at the opening of business on the day following the day upon which such combination becomes effective will be proportionately decreased.

(d)	Distributions to all holders of outstanding shares of common stock of evidences of our indebtedness, shares of capital stock, securities, cash or property (excluding any dividend or distribution covered by clause (a) or (b) above and any dividend or distribution paid exclusively in cash), in which event each fixed settlement rate will be multiplied by a fraction,

•	the numerator of which will be the current market price of our common stock and

•

the denominator of which will be the current market price of our common stock minus the fair market value, as determined by our board of directors, of the portion of the distribution applicable to one share of common stock.

In the event that we make a distribution to all holders of our common stock consisting of capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, each fixed settlement rate will be adjusted based on the market value of the securities being distributed relative to the market value of our common stock, in each case based on the average of the closing sale prices of those securities for the ten trading days commencing on and including the fifth trading day after the “ex-date” for such distribution.

(e)	We make a distribution consisting exclusively of cash to all holders of our common stock, excluding (i) any dividend or distribution in connection with our liquidation, dissolution or termination, and (ii) dividends or distributions that do not exceed the “dividend threshold amount” as defined below, in which event each fixed settlement rate will be multiplied by a fraction,

•	the numerator of which will be the current market price of our common stock minus the dividend threshold amount; and

•	the denominator of which will be the current market price of our common stock minus the amount per share of such dividend or distribution.

The “dividend threshold amount” shall initially be $             per share, subject to adjustment in a manner inversely proportional to adjustments to the conversion rates (excluding adjustments to the conversion rates pursuant to this clause (e)).

(f)	The successful completion of a tender or exchange offer made by us or any of our subsidiaries for our common stock to the extent that the cash and the value of any other consideration included in the payment per share of common stock exceeds the average of the closing price of our common stock for each of the five consecutive trading days next succeeding the last date on which tenders or exchanges may be made under such tender or exchange offer, in which event each fixed settlement rate will be multiplied by a fraction,

•

the numerator of which will be the sum of (i) the fair market value, as determined by our board of directors, of the aggregate consideration payable for all shares of our common stock that we purchase in the tender or exchange offer and (ii) the product of the number of shares of our common stock outstanding less any such purchased shares and the closing price of our common stock on the trading day next succeeding the expiration of the tender or exchange offer and

•

the denominator of which will be the product of the number of shares of our common stock outstanding, including any such purchased shares, and the closing price of our common stock on the trading day next succeeding the expiration of the tender or exchange offer.

The “current market price” per share of common stock on any day means the average of the daily closing prices on each of the 5 consecutive trading days ending the earlier of the day in question and the day before the “ex date” with respect to the issuance or distribution requiring the computation.

The term “ex date,” when used with respect to any issuance or distribution, will mean the first date on which the common stock trades regular way on the applicable exchange or in the applicable market without the right to receive the issuance or distribution.

We currently do not have a rights plan with respect to any common stock. To the extent that we have a rights plan in effect upon settlement of a purchase contract, you will receive, in addition to the common stock, the rights under the rights plan, unless, prior to any settlement of a purchase contract, the rights have separated from the common stock, in which case each fixed settlement rate will be adjusted at the time of separation as if we made a distribution to all holders of our common stock as described in clause (d) above.

In the event of (a) any consolidation or merger of us with or into another person (other than a merger or consolidation in which we are the continuing corporation and in which the shares of our common stock outstanding immediately prior to the merger or consolidation are not exchanged for cash, securities or other property of us or another person), (b) any sale, transfer, lease or conveyance to another person of all or substantially all of our property and assets, (c) any reclassification of our common stock into securities other than our common stock, or (d) any statutory exchange of our securities with another person (other than in connection with a merger or acquisition) (herein referred to as “reorganization events”), each purchase contract then outstanding shall, without the consent of the holders of the related corporate units or treasury units, as the case may be, become a contract to purchase such other securities, cash and property instead of our common stock (the “reference property”). If the reorganization event causes our common stock to be converted into the right to receive more than a single type of consideration (determined based in part upon any form of stockholder election), the reference property will be deemed to be the weighted average of the types and amounts of consideration received by the holders of our common stock that affirmatively make such an election After such a reorganization event, on the purchase contract settlement date the settlement rate then in effect (determined by reference to the applicable market value as of the purchase contract settlement date of the reference property received by the holder of one share of our common stock in the reorganization event) will be applied to the to the reference property received by the holder of one share of our common stock in the reorganization event.

If at any time we make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for United States federal income tax purposes (i.e., distributions out of our current or accumulated earnings and profits or distributions of evidences of indebtedness or assets, but generally not stock dividends or rights to subscribe for capital stock) and, pursuant to the fixed settlement rate adjustment provisions of the purchase contract and pledge agreement, the settlement rate is increased, this increase will likely give rise to a taxable dividend to holders of corporate units or treasury units. Certain other adjustments to the settlement rate may also give rise to a taxable dividend to holders of corporate units or treasury units. For more information, see “United States Federal Income Tax Consequences—U.S. Holders—Purchase Contracts—Adjustment to Settlement Rate” in this prospectus.

In addition, we may make increases in each fixed settlement rate as our board of directors deems advisable to avoid or diminish any income tax to holders of our capital stock resulting from any dividend or distribution of capital stock (or rights to acquire capital stock) or from any event treated as such for income tax purposes or for any other reasons. We may only make such a discretionary adjustment if we make the same proportionate adjustment to each fixed settlement rate.

Adjustments to each fixed settlement rate will be calculated to the nearest 1/10,000th of a share.

We will be required, within ten business days following the adjustment to each fixed settlement rate, to provide written notice to the purchase contract agent of the occurrence of the adjustment and a statement in reasonable detail setting forth the method by which the adjustment to each fixed settlement rate was determined and setting forth the revised settlement rate.

Each adjustment to each fixed settlement rate will result in a corresponding proportional adjustment to the number of shares of common stock issuable upon early settlement of a purchase contract and to the make-whole share amount payable in connection with an early settlement upon a cash merger. If an adjustment is made to the fixed settlement rates, a proportional inverse adjustment also will be made to the threshold appreciation price and the reference price solely for the purpose of determining which clause of the definition of the settlement conversion rate will apply on the purchase contract settlement conversion date.

Termination

The purchase contracts, and our rights and obligations and the rights and obligations of the holders of the corporate units and treasury units under the purchase contracts, including the right and obligation to purchase shares of common stock and the right to receive accrued contract adjustment payments, will immediately and automatically terminate, without any further action, upon the occurrence of our bankruptcy, insolvency or reorganization. In the event of such a termination of the purchase contracts as a result of our bankruptcy, insolvency or reorganization, holders of the purchase contracts will not have a claim in bankruptcy under the purchase contract with respect to our issuance of shares of common stock or the right to receive contract adjustment payments.

Upon any termination, the collateral agent will release the aggregate principal amount of senior notes underlying the applicable ownership interests in senior notes, the applicable ownership interests in the Treasury portfolio or the Treasury securities, as the case may be, held by it to the purchase contract agent for distribution to the holders, subject, in the case of the applicable ownership interests in the Treasury portfolio or the Treasury securities, to the purchase contract agent’s disposition of the subject securities for cash, and the payment of this cash to the holders, to the extent that the holders would otherwise have been entitled to receive less than $1,000 principal amount or interest, as the case may be, at maturity of any such security. Upon any termination, however, the release and distribution may be subject to a delay. In the event that we become the subject of a case under the U.S. Bankruptcy Code, the delay may occur as a result of the automatic stay under the Bankruptcy Code and continue until the automatic stay has been lifted. We expect any such delay to be limited.

If the holder’s purchase contract is terminated as a result of our bankruptcy, insolvency or reorganization, such holder will have no right to receive any accrued contract adjustment payments.

Pledged Securities and the Purchase Contract and Pledge Agreement

Pledged securities will be pledged to us through the collateral agent, for our benefit, pursuant to the purchase contract and pledge agreement to secure the obligations of holders of corporate units and treasury units to purchase shares of common stock under the related purchase contracts. The rights of holders of corporate units and treasury units to the related pledged securities will be subject to our security interest created by the purchase contract and pledge agreement.

No holder of corporate units or treasury units will be permitted to withdraw the pledged securities related to the corporate units or treasury units from the pledge arrangement except:

•

to substitute Treasury securities for the related senior notes or the applicable ownership interests in the Treasury portfolio, as the case may be, as provided for under “Description of the Equity Units—Creating Treasury Units,”

•

to substitute senior notes or the applicable ownership interests in the Treasury portfolio, as the case may be, for the related Treasury securities, as provided for under “Description of the Equity Units—Recreating Corporate Units,” or

•	upon the termination, cash settlement or early settlement of the related purchase contracts.

Subject to the security interest and the terms of the purchase contract and pledge agreement, each holder of corporate units, unless the Treasury portfolio has replaced the senior notes underlying the corporate units, will be entitled through the purchase contract agent and the collateral agent to all of the proportional rights of the related senior notes, including voting and redemption rights. Each holder of treasury units and each holder of corporate units, if the Treasury portfolio has replaced the senior notes underlying the corporate units, will retain beneficial ownership of the related Treasury securities or the applicable ownership interests in the Treasury portfolio, as applicable, pledged in respect of the related purchase contracts. We will have no interest in the pledged securities other than our security interest.

Except as described in “Certain Provisions of the Purchase Contracts and the Purchase Contract and Pledge Agreement—General,” the collateral agent will, upon receipt, if any, of payments on the pledged securities, distribute the payments to the purchase contract agent, which will in turn distribute those payments, together with contract adjustment payments received from us, to the persons in whose names the related corporate units or Treasury Units are registered at the close of business on the record date immediately preceding the date of payment.

Book-Entry System

The Depository Trust Company, which we refer to along with its successors in this capacity as the depositary, will act as securities depositary for the corporate units and treasury units. The corporate units and treasury units will be issued only as fully registered securities registered in the name of Cede & Co., the depositary’s nominee. One or more fully registered global security certificates, representing the total aggregate number of corporate units and treasury units, will be issued and will be deposited with the depositary and will bear a legend regarding the restrictions on exchanges and registration of transfer referred to below.

The laws of some jurisdictions may require that some purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in the corporate units or the treasury units so long as the corporate units or the treasury units are represented by global security certificates.

The depositary is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. The depositary holds securities that its participants deposit with the depositary. The depositary also facilitates the settlement among participants of securities transactions, including transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The depositary is owned by a number of its direct participants and by the New York Stock Exchange, the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the depositary’s system is also available to others, including securities brokers and dealers, banks and trust companies that clear transactions through or maintain a direct or indirect custodial relationship with a direct participant either directly, or indirectly. The rules applicable to the depositary and its participants are on file with the SEC.

We will issue the corporate units and treasury units in definitive certificated form if the depositary notifies us that it is unwilling or unable to continue as depositary or the depositary ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended, and a successor depositary is not appointed by us within 90 days. In addition, beneficial interests in a global security certificate may be exchanged for definitive certificated corporate units or treasury units upon request by or on behalf of the depositary in accordance with customary procedures. The purchase contract and pledge agreement permits us to determine at any time and in our sole discretion that corporate units or treasury units shall no longer be represented by global certificates. DTC has advised us that, under its current practices, it would notify its participants of our request, but will only withdraw beneficial interests from the global certificates at the request of each DTC participant. We would issue definitive certificates in exchange for any beneficial interests withdrawn. Any global corporate unit or treasury unit, or portion thereof, that is exchangeable pursuant to this paragraph will be exchangeable for corporate unit or treasury unit certificates, as the case may be, registered in the names directed by the depositary. We expect that these instructions will be based upon directions received by the depositary from its participants with respect to ownership of beneficial interests in the global security certificates.

As long as the depositary or its nominee is the registered owner of the global security certificates, the depositary or its nominee, as the case may be, will be considered the sole owner and holder of the global security certificates and all corporate units or treasury units represented by these certificates for all purposes under the corporate units or treasury units and the purchase contract and pledge agreement. Except in the limited circumstances referred to above, owners of beneficial interests in global security certificates

•	will not be entitled to have such global security certificates or the corporate units or treasury units represented by these certificates registered in their names,

•	will not receive or be entitled to receive physical delivery of corporate unit or treasury unit certificates in exchange for beneficial interests in global security certificates, and

•

will not be considered to be owners or holders of the global security certificates or any corporate units or treasury units represented by these certificates for any purpose under the corporate units or treasury units or the purchase contract and pledge agreement.

All payments on the corporate units or treasury units represented by the global security certificates and all transfers and deliveries of related senior notes, Treasury portfolio, Treasury securities and shares of common stock will be made to the depositary or its nominee, as the case may be, as the holder of the securities.

Ownership of beneficial interests in the global security certificates will be limited to participants or persons that may hold beneficial interests through institutions that have accounts with the depositary or its nominee. Ownership of beneficial interests in global security certificates will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the depositary or its nominee, with respect to participants’ interests, or any participant, with respect to interests of persons held by the participant on their behalf. Procedures for settlement of purchase contracts on the purchase contract settlement date or upon early settlement will be governed by arrangements among the depositary, participants and persons that may hold beneficial interests through participants designed to permit settlement without the physical movement of certificates. Payments, transfers, deliveries, exchanges and other matters relating to beneficial interests in global security certificates may be subject to various policies and procedures adopted by the depositary from time to time. None of us, the purchase contract agent or any agent of ours or of the purchase contract agent will have any responsibility or liability for any aspect of the depositary’s or any participant’s records relating to, or for payments made on account of, beneficial interests in global security certificates, or for maintaining, supervising or reviewing any of the depositary’s records or any participant’s records relating to these beneficial ownership interests.

Although the depositary has agreed to the foregoing procedures in order to facilitate transfer of interests in the global security certificates among participants, the depositary is under no obligation to perform or continue to perform these procedures, and these procedures may be discontinued at any time. We will not have any responsibility for the performance by the depositary or its direct participants or indirect participants under the rules and procedures governing the depositary.

The information in this section concerning the depositary and its book-entry system has been obtained from sources that we believe to be reliable, but we have not attempted to verify the accuracy of this information.

CERTAIN PROVISIONS OF THE PURCHASE CONTRACT AND PLEDGE AGREEMENT

This summary summarizes some of the other provisions of the purchase contract and pledge agreement. This summary should be read together with the purchase contract and pledge agreement, a form of which has been or will be filed as an exhibit to the registration statement of which this prospectus forms a part. Unless the context otherwise requires, for purposes of this section entitled “Certain Provisions of the Purchase Contract and Pledge Agreement,” “American Water,” “our,” “us,” “we” or the “Company” refers to American Water Works Company, Inc. and not to any of its subsidiaries.

General

Except as described in “Description of the Purchase Contracts—Book-Entry System,” payments on the Equity Units will be made, purchase contracts (and documents relating to the corporate units, treasury units and purchase contracts) will be settled, and transfers of the corporate units and treasury units will be registrable, at the office of the purchase contract agent in the Borough of Manhattan, The City of New York. In addition, if the corporate units and treasury units do not remain in book-entry form, payment on the Equity Units may be made, at our option, by check mailed to the address of the holder entitled to payment as shown on the security register or by a wire transfer to the account designated by the holder by a prior written notice.

Shares of common stock will be delivered on the purchase contract settlement date (or earlier upon early settlement), or, if the purchase contracts have terminated, the related pledged securities will be delivered (potentially after a delay as a result of the imposition of the automatic stay under the Bankruptcy Code, as described under “Description of the Purchase Contracts—Termination”) at the office of the purchase contract agent upon presentation and surrender of the applicable certificate.

If you fail to present and surrender the certificate evidencing the corporate units or treasury units to the purchase contract agent on or prior to the purchase contract settlement date, the shares of common stock issuable upon settlement of the related purchase contract will be registered in the name of the purchase contract agent. The shares, together with any distributions, will be held by the purchase contract agent as agent for your benefit until the certificate is presented and surrendered or you provide satisfactory evidence that the certificate has been destroyed, lost or stolen, together with any indemnity that may be required by the purchase contract agent and us.

If the purchase contracts terminate prior to the purchase contract settlement date, the related pledged securities are transferred to the purchase contract agent for distribution to the holders, and if a holder fails to present and surrender the certificate evidencing the holder’s corporate units or treasury units to the purchase contract agent, the related pledged securities delivered to the purchase contract agent and payments on the pledged securities will be held by the purchase contract agent as agent for the benefit of the holder until the applicable certificate is presented or the holder provides the evidence and indemnity described above.

The purchase contract agent will have no obligation to invest or to pay interest on any amounts held by the purchase contract agent pending payment to any holder.

No service charge will be made for any registration of transfer or exchange of the corporate units or treasury units, except for any tax or other governmental charge that may be imposed in connection with a transfer or exchange.

Modification

The purchase contract and pledge agreement will contain provisions permitting us, the purchase contract agent and the collateral agent to modify the purchase contract and pledge agreement without the consent of the holders for any of the following purposes:

•	to evidence the succession of another person to our obligations;

•	to evidence and provide for the acceptance of appointment of a successor purchase contract agent or a successor collateral agent or securities intermediary;

•	to add to the covenants for the benefit of holders or to surrender any of our rights or powers under those agreements;

•	to make provision with respect to the rights of holders pursuant to adjustments in the settlement rate due to consolidations, mergers or other reorganization events;

•

to cure any ambiguity or to correct or supplement any provisions that may be inconsistent, provided that any such amendment made solely to conform the provisions of the purchase contract and pledge agreement to this prospectus will be deemed not to adversely affect the interests of holders; and

•	to make any other provisions with respect to such matters or questions, provided that such action shall not materially adversely affect the interest of the holders.

The purchase contract and pledge agreement will contain provisions permitting us, the purchase contract agent and the collateral agent, with the consent of the holders of not less than a majority of the purchase contracts at the time outstanding to modify the terms of the purchase contracts or the purchase contract and pledge agreement. However, no such modification may, without the consent of the holder of each outstanding purchase contract affected by the modification,

•	change any payment date,

•	impair the right of the holder of any pledged securities to receive distributions on the pledged securities or otherwise adversely affect the holder’s rights in or to the pledged securities,

•	change the place or currency of payment or reduce any contract adjustment payments,

•	impair the right to institute suit for the enforcement of the purchase contract or payment of any contract adjustment payments,

•

reduce the number of shares of common stock purchasable under the purchase contract, increase the price to purchase shares of common stock upon settlement of the purchase contract, change the purchase contract settlement date or the right to early settlement or otherwise adversely affect the holder’s rights under the purchase contract, or

•

reduce the above-stated percentage of outstanding purchase contracts the consent of the holders of which is required for the modification or amendment of the provisions of the purchase contracts or the purchase contract and pledge agreement.

If any amendment or proposal referred to above would adversely affect only the corporate units or the treasury units, then only the affected class of holders will be entitled to vote on the amendment or proposal, and the amendment or proposal will not be effective except with the consent of the holders of not less than a majority of the affected class or of all of the holders of the affected classes, as applicable.

No Consent to Assumption

Each holder of corporate units or treasury units, by acceptance of these securities, will under the terms of the purchase contract and pledge agreement and the corporate units or treasury units, as applicable, be deemed expressly to have withheld any consent to the assumption (i.e. affirmance) of the related purchase contracts by us or our trustee if we become the subject of a case under the Bankruptcy Code or other similar state or federal law provision for reorganization or liquidation.

Consolidation, Merger, Sale or Conveyance

We will covenant in the purchase contract and pledge agreement that we will not consolidate with or merge into any other person or convey, transfer or lease our properties and assets substantially as an entirety to any person, unless the successor formed by such consolidation or the survivor of such merger or the person that acquires by conveyance, transfer or lease all or substantially all of our assets or us as an entirety, as the case may be, is a person organized and existing under the laws of the United States or any State thereof (including the District of Columbia), and expressly assumes our obligations under the purchase contracts, the purchase contract and pledge agreement and the remarketing agreement.

Title

We, the purchase contract agent and the collateral agent may treat the registered owner of any corporate units or treasury units as the absolute owner of the corporate units or treasury units for the purpose of making payment and settling the related purchase contracts and for all other purposes.

Replacement of Equity Unit Certificates

In the event that physical certificates have been issued, any mutilated corporate unit or treasury unit certificate will be replaced by us at the expense of the holder upon surrender of the certificate to the purchase contract agent. Corporate unit or treasury unit certificates that have been destroyed, lost or stolen will be replaced by us at the expense of the holder upon delivery to us and the purchase contract agent of evidence of their destruction, loss or theft satisfactory to us and the purchase contract agent. In the case of a destroyed, lost or stolen corporate unit or treasury unit certificate, security and/or an indemnity satisfactory to the purchase contract agent and us may be required at the expense of the holder of the corporate units or treasury units evidenced by the certificate before a replacement will be issued.

Notwithstanding the foregoing, we will not be obligated to issue any corporate unit or treasury unit certificates on or after the business day immediately preceding the purchase contract settlement date (or after early settlement) or after the purchase contracts have terminated. The purchase contract and pledge agreement will provide that, in lieu of the delivery of a replacement corporate unit or treasury unit certificate following the purchase contract settlement date, the purchase contract agent, upon delivery of the evidence and security or indemnity described above, will deliver the shares of common stock issuable pursuant to the purchase contracts included in the corporate units or treasury units evidenced by the certificate, or, if the purchase contracts have terminated prior to the purchase contract settlement date, transfer the pledged securities included in the corporate units or treasury units evidenced by the certificate.

Governing Law

The purchase contract and pledge agreement and the purchase contracts will be governed by, and construed in accordance with, the laws of the State of New York.

Information Concerning the Purchase Contract Agent

                    will be the purchase contract agent. The purchase contract agent will act as the agent for the holders of corporate units and treasury units from time to time. The purchase contract and pledge agreement will not obligate the purchase contract agent to exercise any discretionary actions in connection with a default under the terms of the corporate units and treasury units or the purchase contract and pledge agreement.

The purchase contract and pledge agreement will contain provisions limiting the liability of the purchase contract agent. The purchase contract and pledge agreement will contain provisions under which the purchase contract agent may resign or be replaced. This resignation or replacement would be effective upon the acceptance of appointment by a successor.

Information Concerning the Collateral Agent

                    will be the collateral agent. The collateral agent will act solely as our agent and will not assume any obligation or relationship of agency or trust for or with any of the holders of the corporate units or treasury units except for the obligations owed by a pledgee of property to the owner of the property under the pledge agreement and applicable law.

The purchase contract and pledge agreement will contain provisions limiting the liability of the collateral agent. The purchase contract and pledge agreement will contain provisions under which the collateral agent may resign or be replaced. This resignation or replacement would be effective upon the acceptance of appointment by a successor.

Because                      is serving as both the collateral agent and the purchase contract agent, if an event of default, except an event of default occurring as a result of a failed remarketing, occurs under the purchase contract and pledge agreement,                      will resign as the collateral agent, but remain as the purchase contract agent. We will then select a new collateral agent in accordance with the terms of the purchase contract and pledge agreement.

Miscellaneous

The purchase contract and pledge agreement will provide that we will pay all fees and expenses other than underwriters’ expenses (including counsel) related to the offering of the corporate units, the retention of the collateral agent and the enforcement by the purchase contract agent of the rights of the holders of the equity units.

Should you elect to substitute the related pledged securities, create treasury units or recreate corporate units, you shall be responsible for any fees or expenses payable in connection with that substitution, as well as any commissions, fees or other expenses incurred in acquiring the pledged securities to be substituted, and we shall not be responsible for any of those fees or expenses.

DESCRIPTION OF THE SENIOR NOTES

The following description is a summary of the terms the senior notes of AWCC. The description in this prospectus contains a description of certain terms of the senior notes and the indenture but do not purport to be complete, and reference is made to the indenture which is or will be filed as an exhibit to the registration statement and to the Trust Indenture Act. Unless the context otherwise requires, for purposes of this Description of the Senior Notes, “American Water,” “our,” “us,” “we” or the “Company” refers to American Water Works Company, Inc. and not to any of its subsidiaries.

General

The senior notes will be issued under an indenture dated as of                     , between AWCC and                     , as indenture trustee, referred to as the indenture.

The senior notes will be senior debt securities that will be direct, unsecured obligations of AWCC and will rank without preference or priority among themselves and equally with all of AWCC’s existing and future unsecured senior indebtedness. The senior notes initially will be issued in an aggregate principal amount equal to $         million.

AWCC’s obligations under the senior notes will be effectively guaranteed by us pursuant to the support agreement described below.

The senior notes will not be subject to a sinking fund provision and will not be subject to defeasance. Unless a tax event redemption occurs prior to             , 2012, the entire principal amount of the senior notes will mature and become due and payable, together with any accrued and unpaid interest thereon, on             , 2012; provided, however, that upon a successful remarketing of the senior notes, the maturity may be extended to a date selected by us that is up to 10 years from the reset effective date, so long as the maturity date following a successful remarketing is not before             , 2012. Any extended maturity date will be specified on the remarketing date and will become effective on the reset effective date. If the senior notes are not successfully remarketed on or prior to the third business day immediately preceding             , 2012, the maturity of the senior notes will remain             , 2012. Except in connection with a tax event redemption, the senior notes will not be redeemable by us prior to their maturity.

The indenture trustee will initially be the security registrar and the paying agent for the senior notes. Senior notes forming a part of the corporate units will be issued in certificated form, will be in denominations of $1,000 and integral multiples of $1,000, without coupons, and may be transferred or exchanged, without service charge but upon payment of any taxes or other governmental charges payable in connection with the transfer or exchange, at the office described below, provided, however, that upon the release by the collateral agent of senior notes underlying the applicable ownership interests in senior notes pledged to secure the corporate units holders’ obligations under the related purchase contracts (other than any release of the senior notes in connection with the creation of treasury units, an early settlement with separate cash, an early settlement upon a cash merger, or a remarketing, each as described under “Description of Purchase Contracts”) the senior notes will be issuable in denominations of $50 and integral multiples thereof. Payments on senior notes issued as a global security will be made to the depositary or a successor depositary. Principal and interest with respect to certificated notes will be payable, the transfer of the senior notes will be registrable and senior notes will be exchangeable for notes of a like aggregate principal amount in denominations of $1,000 (unless senior notes have previously been issued in denominations of $50 and integral multiples thereof, in which case senior notes will be exchangeable for a like aggregate principal amount in denominations of $50 and integral multiples of $50), and integral multiples of $1,000, at the office or agency maintained by us for this purpose in The City of New York. AWCC has initially designated the corporate trust office of the indenture trustee as that office. However, at AWCC’s option, payment of interest may be made by check mailed to the address of the holder entitled to payment or by wire transfer to an account appropriately designated by the holder entitled to payment.

The indenture does not limit our ability, or the ability of AWCC, to issue or incur other unsecured debt or issue preferred stock.

Support Agreement

AWCC’s debt (including the senior notes) is supported by a support agreement, dated June 22, 2000, and amended on July 26, 2000, between AWCC and us, referred to as the Support Agreement. The Support Agreement provides, among other things, that:

•	we own, and during the term of the Support Agreement shall continue to own, all of the voting stock of AWCC free and clear of any lien, security interest or other charge or encumbrance;

•

we will provide to AWCC, at its request or the request of any lender (including any holder of senior notes), funds in the form of cash or liquid assets (as equity or, if we and AWCC agree, as a loan subordinated to any and all indebtedness, whether or not that indebtedness is outstanding at the time of the loan) as required if AWCC is unable to make timely payment of interest, principal or premium, if any, on any indebtedness issued by it;

•	we will cause AWCC to have at all times a positive tangible net worth (net assets less intangible assets), as determined in accordance with generally accepted accounting principles; and

•

if AWCC fails or refuses to take timely action to enforce certain rights under the Support Agreement or if AWCC defaults in the timely payment of interest, principal or premium, if any, owed to a lender (including any holder of senior notes) when due, that debt investor may proceed directly against us to enforce such rights or to obtain payment of the defaulted interest, principal or premium, if any, owed to that lender.

No amendment to the Support Agreement that adversely affects the rights of any lender (including any holder of senior notes) and no termination of the Support Agreement will be effective until such time as all indebtedness of AWCC shall have been irrevocably paid in full and all commitments for indebtedness have been terminated, unless the lenders holding all of the aggregate principal amount of debt outstanding and (to the extent not outstanding) committed to consent in writing thereto. Notwithstanding the foregoing sentence, any amendment to the Support Agreement for the purposes of (i) increasing the minimum net worth as provided in the Support Agreement, (ii) establishing or increasing a minimum interest coverage ratio, (iii) establishing or reducing a maximum amount of debt leverage, (iv) increasing the aggregate principal amount of debt outstanding whose holders are required to consent to the termination or amendment of the Support Agreement, or (v) any combination of clause (i), (ii), (iii) and (iv) of this sentence, shall be effective without the consent of any lender. In addition, nothing in the prior two sentences shall derogate from, or override, any provision in an instrument, indenture, agreement or other document pursuant to which indebtedness is or will be issued that requires the written consent of the holders of a specified amount or percentage of that indebtedness to consent to an amendment or termination of the Support Agreement.

Interest

Each senior note will bear interest initially at the rate of             % per year from the original issuance date to, but excluding, the reset effective date or, if no successful remarketing of the senior notes occurs,             , 2010. On or prior to the reset effective date, interest payments will be payable quarterly in arrears on each             ,             ,             and             , each a “quarterly interest payment date,” commencing                     , 2007. In addition, if the reset effective date falls on a day that is not also a quarterly interest payment date, holders of senior notes will receive on such reset effective date a payment of accrued and unpaid interest from the most recent quarterly interest payment date to, but excluding, such reset effective date. In addition, original issue discount for United States federal income tax purposes will accrue on the senior notes.

The applicable interest rate on the senior notes will be reset to the reset rate upon successful remarketing as described above under “Description of the Purchase Contracts—Remarketing.” The reset rate will become effective on the reset effective date, which is three business days immediately following a successful remarketing; provided that in the event of a successful remarketing during the final three-day remarketing period, the reset effective date will be                     , 2010. Following a successful remarketing of the senior notes, the senior notes will bear interest from the reset effective date at the reset rate to, but excluding,                     , 2012 or, if the maturity of the senior notes is extended on the remarketing date, such extended maturity date. From the reset effective date, interest payments on all senior notes will be paid semiannually in arrears on interest payment dates to be selected by us. Semiannual interest payments will include interest accrued from and including the immediately preceding semiannual interest payment date or, in the case of the first semiannual interest payment date following the reset effective date, from the reset effective date.

If no successful remarketing of the senior notes occurs, the interest rate on the senior notes will not be reset and interest payments on all senior notes will remain payable quarterly in arrears on the original quarterly interest payment dates.

The amount of interest payable on the senior notes for any period will be computed (1) for any full quarterly or semiannual period, as applicable, on the basis of a 360-day year of twelve 30-day months and (2) for any period shorter than a full quarterly or semiannual period, as applicable, on the basis of a 30-day month and, for any period less than a month, on the basis of the actual number of days elapsed per 30-day month. In the event that any date on which interest is payable on the senior notes is not a business day, then payment of the interest payable on such date will be made on the next day that is a business day (and without any interest or other payment in respect of any such delay), except that, if such business day is in the next calendar year, then such payment will be made on the preceding business day.

Market Reset Rate

The reset rate will be equal to the rate that is sufficient to allow a successful remarketing of the senior notes and will be determined by the remarketing agent. In the case of a reset prior to the final three-day remarketing period, which rate would be effective on the third day following the date of such successful remarketing, the reset rate will be the rate determined by the remarketing agent as the rate the senior notes should bear in order for the senior notes underlying the corporate units to have an approximate aggregate market value on the reset effective date of 100% of the Treasury portfolio purchase price described under “Description of the Purchase Contracts—Remarketing” plus the remarketing fee. In the case of a reset during the final three-day remarketing period, the reset rate will be the rate determined by the remarketing agent as the rate the senior notes should bear in order for each senior note to have an approximate market value of 100% of the principal amount of the senior note plus the remarketing fee. The reset rate will in no event exceed the maximum rate permitted by applicable law.

If the senior notes are not successfully remarketed, the interest rate will not be reset and the senior notes will continue to bear interest at the initial annual interest rate of             %.

Optional Remarketing

On or prior to the second business day, but no earlier than the fifth business day, immediately preceding the first of the three sequential remarketing dates of any three-day remarketing period, holders of senior notes that do not underlie corporate units may elect to have their senior notes remarketed in the same manner and at the same price as senior notes underlying the applicable ownership interests in senior notes constituting a part of corporate units by delivering their senior notes along with a notice of this election to the custodial agent. By delivering that notice, holders will elect to have their senior notes remarketed in all three remarketing attempts during the applicable three-day remarketing period. The custodial agent will hold the senior notes in an account separate from the collateral account in which the pledged securities will be held. Holders of senior notes electing to have their senior notes remarketed will also have the right to withdraw the election on or prior to the second business day immediately preceding the first of the three sequential remarketing dates of the applicable three-day remarketing period. If all three remarketing attempts during the applicable three-day remarketing period are unsuccessful, the collateral agent will return the senior notes that do not underlie corporate units to their holders and these holders may elect to have their senior notes included in the remarketings during each subsequent three-day remarketing period by redelivering their senior notes and notice of election in the manner described in this paragraph. Holders of treasury units that are also holders of senior notes that are not part of the corporate units may also participate in any remarketing by recreating corporate units from their treasury units at any time on or prior to the second business day immediately prior to the first of the three sequential remarketing dates of any three-day remarketing period.

Put Option Upon a Failed Final Remarketing

If the senior notes have not been successfully remarketed prior to the purchase contract settlement date, the holders of the senior notes that do not underlie corporate units will have the right to put their senior notes to AWCC on the purchase contract settlement date, upon at least two business days’ prior notice, at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest.

Change of Control

At any time after a successful remarketing of the senior notes, or, if no such remarketing occurs, on or after             , 2010, if a Change of Control Triggering Event occurs, unless AWCC has exercised its right to redeem the senior notes upon the occurrence of specified events involving United States taxation as described below under “—Optional Redemption—Tax Event,” holders of senior notes will have the right to require AWCC to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000 in excess thereof) of their senior notes pursuant to the offer described below (the “Change of Control Offer”) on the terms set forth in the senior notes. In the Change of Control Offer, AWCC will be required to offer payment in cash equal to 101% of the aggregate principal amount of senior notes repurchased plus accrued and unpaid interest, if any, on the senior notes repurchased, to the date of purchase (the “Change of Control Payment”). Within 30 days following any Change of Control Triggering Event, AWCC will be required to mail a notice to holders of senior notes describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the senior notes on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”), pursuant to the procedures required by the senior notes and described in the notice. AWCC must comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the senior notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the senior notes, AWCC will be required to comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the senior notes by virtue of such conflicts.

On the Change of Control Payment Date, AWCC will be required, to the extent lawful, to:

•	accept for payment all senior notes or portions of senior notes properly tendered pursuant to the Change of Control Offer;

•	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all senior notes or portions of senior notes properly tendered; and

•

deliver or cause to be delivered to the trustee the senior notes properly accepted together with an officers’ certificate stating the aggregate principal amount of senior notes or portions of senior notes being purchased.

The paying agent will promptly mail to each holder of senior notes properly tendered the purchase price for the senior notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder a new note equal in principal amount to any unpurchased portion of any senior notes surrendered; provided that each new note will be in a principal amount of $1,000 or an integral multiple of $1,000.

AWCC will not be required to make an offer to repurchase the senior notes upon a Change of Control Triggering Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by AWCC and that third party purchases all senior notes properly tendered and not withdrawn under its offer.

If the terms of any credit agreement prohibit AWCC from making a Change of Control Offer or from purchasing the senior notes pursuant thereto, prior to the mailing of the notice to holders of senior notes described above, but in any event within 30 days following any Change of Control Triggering Event, AWCC will:

(1)	repay in full all indebtedness outstanding under such credit agreement or offer to repay in full all such indebtedness and repay the indebtedness of each lender who has accepted such offer; or

(2)	obtain the requisite consent under such credit agreement to permit the purchase of the senior notes as described above.

AWCC must first comply with the covenant described above before it will be required to purchase senior notes in the event of a Change of Control Triggering Event, provided, however, that AWCC’s failure to comply with the covenant described in the preceding sentence or to make a Change of Control Offer because of any such failure shall constitute a default described in clause (5) under “—Events of Default” below (and not under clause (2) thereof). As a result of the foregoing, a holder of the senior notes may not be able to compel AWCC to purchase the senior notes unless AWCC is able at the time to refinance all indebtedness outstanding under the credit agreement or obtain requisite consents under the credit agreement.

For purposes of the foregoing discussion of a repurchase at the option of holders, the following definitions apply:

“Below Investment Grade Rating Event” means the senior notes are rated below an Investment Grade Rating by each of the Rating Agencies (as defined below) on any date from the date of the public notice of an arrangement that could result in a Change of Control until the end of the 30-day period following public notice of the occurrence of the Change of Control; provided that a below investment grade rating event otherwise arising by virtue of a particular reduction in rating shall not be deemed to have occurred in respect to a particular Change of Control (and thus shall not be deemed a below investment grade rating event for purposes of the definition of Change of Control Triggering Event hereunder), if the rating agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control shall have occurred at the time of the below investment grade rating event).

“Change of Control” means the occurrence of any of the following: (1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of our properties or assets and those of our subsidiaries taken as a whole to any Person or group of related persons for purposes of Section 13(d) of the Exchange Act (a “Group”) other than us or one of our subsidiaries; (2) the approval by the holders of our common stock of any plan or proposal for the liquidation or dissolution of us (whether or not otherwise in compliance with the provisions of the indenture); (3) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any Person or Group becomes the beneficial owner, directly or indirectly, of more than 50% of the then outstanding number of shares of our voting stock; or (4) the first day on which a majority of the members of our board of directors are not Continuing Directors.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of our properties or assets and those of our subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all”, there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of senior notes to require AWCC to repurchase its senior notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of our assets and our subsidiaries taken as a whole to another Person or Group may be uncertain.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event.

“Continuing Directors” means, as of any date of determination, any member of our board of directors who (1) was a member of our board of directors on the date of the issuance of the senior notes; or (2) was nominated for election or elected to our board of directors with the approval of a majority of the continuing directors who were members of our board of directors at the time of such nomination or election (either by a specific vote or by approval of our proxy statement in which such member was named as a nominee for election as a director, without objection to such nomination).

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB—(or the equivalent) by S&P, respectively.

“Moody’s” means Moody’s Investors Service, Inc.

“Person” has the meaning set forth in the indenture and includes a “person” as used in Section 13(d)(3) of the Exchange Act.

“Rating Agencies” means (1) each of Moody’s and S&P; and (2) if either of Moody’s or S&P ceases to rate the senior notes or fails to make a rating of the senior notes publicly available for reasons outside of our control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act, selected by us (as certified by a resolution of our Board of Directors) as a replacement agency for Moody’s or S&P, or both of them, as the case may be.

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc.

Events of Default

Each of the following is an event of default:

(1)	default for 30 days in the payment when due of interest on the senior notes;

(2)	default in payment when due of the principal of, or premium, if any, on the senior notes;

(3)	default in payment when due of the put price of any senior notes following the exercise of the put right by any holder of senior notes, unless the senior notes underlie corporate units, in which case the obligation to pay the put price will be netted against such holder’s obligation to pay the purchase price under the related purchase contracts;

(4)	failure by AWCC or us to comply with the provisions described under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets”;

(5)

failure by AWCC or us to comply for 60 days after receipt of notice with any of the other agreements in the indenture; provided, however, that except with respect to defaults under or breaches of the covenant described under “Certain covenants-Restrictions on Liens,” holders of the senior notes will be deemed to have agreed to an extension of such 60-day period to 120 days so long as corrective action is initiated by AWCC or us within such 60-day period unless such corrective action is no longer being diligently pursued;

(6)	default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by AWCC or us (or the payment of which is guaranteed by AWCC or us), if that default is caused by a failure to pay principal at its stated maturity after giving effect to any applicable grace period, or results in the acceleration of such indebtedness prior to its express maturity and, in each case, the principal amount of any such indebtedness, together with the principal amount of any other indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates $ million or more;

(7)	failure by AWCC or us to pay final judgments aggregating (to the extent not paid or insured) in excess of $ million, which judgments are not paid, within 60 days after the entry thereof, bonded, discharged or stayed pending appeal, or are not discharged within 60 days after the expiration of such stay;

(8)	except as permitted by the indenture, the Support Agreement shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or we, or any person acting on our behalf, shall deny or disaffirm our obligations under the Support Agreement; and

(9)	certain events of bankruptcy or insolvency described in the indenture with respect to AWCC or us.

However, a default under clause (5) will not constitute an Event of Default until the trustee or the holders of 25% in aggregate principal amount of the outstanding senior notes notify AWCC of the default and AWCC does not cure the default within the time specified after receipt of that notice. In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to AWCC or us, all outstanding senior notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the then outstanding senior notes may declare all the senior notes to be due and payable immediately.

Holders of the senior notes may not enforce the indenture or the senior notes except as provided in the indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding senior notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the senior notes notice of any continuing Default if it determines that withholding notice is in their interest, except a Default relating to the payment of principal or interest.

The holders of a majority in aggregate principal amount of the senior notes then outstanding by notice to the trustee may on behalf of the holders of all of the senior notes waive any existing Default and its consequences under the indenture except a continuing Default in the payment of interest on, or the principal of, the senior notes (other than the non-payment of principal of or interest on the senior notes that became due solely because of the acceleration of the senior notes).

AWCC is required to deliver to the trustee within 90 days after the end of each fiscal year a statement regarding compliance with the indenture during that fiscal year. Promptly (and in any event within 5 business days) upon a Responsible Officer of AWCC becoming aware of any Default or Event of Default, AWCC is required to deliver to the trustee a statement specifying that Default.

“Responsible Officer” means the chief executive officer, chief operating officer, general counsel, any Senior Financial Officer and any other officer of AWCC with responsibility for the administration of the indenture.

“Senior Financial Officer” means the chief financial officer, principal accounting officer, treasurer or comptroller of AWCC.

Optional Redemption-Tax Event

If a tax event, as defined below, occurs and is continuing, prior to the earlier of (1) the date of a successful remarketing or (2) the purchase contract settlement date, AWCC may redeem, on not less than 30 days’ nor more than 60 days’ prior written notice, at its option on any interest payment date, the senior notes in whole, but not in part, at a price equal to, for each senior note, the redemption amount, as defined below, plus accrued and unpaid interest thereon, which we refer collectively to as the redemption price, to the date of redemption, which we refer to as the tax event redemption date. The redemption price payable in respect of all senior notes included in corporate units will be distributed to the collateral agent, which in turn will apply an amount equal to the redemption amount of that redemption price to purchase the tax event Treasury portfolio on behalf of the holders of the corporate units and remit the remaining portion (net of fees and expenses, if any), if any, of the redemption price to the purchase contract agent for payment to the holders of the corporate units. Thereafter, the applicable ownership interests in the Treasury portfolio will be substituted for the applicable ownership interests in senior notes and will be pledged to us through the collateral agent to secure the corporate unit holders’ obligations to purchase our shares of common stock under the related purchase contract. holders of senior notes that are not part of corporate units will directly receive proceeds from the redemption of the senior notes.

“Tax event” means the receipt by AWCC of an opinion of counsel, rendered by a law firm having a recognized national tax practice, to the effect that, as a result of any amendment to, change in or announced proposed change in the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein, or as a result of any official administrative decision, pronouncement, judicial decision or action interpreting or applying those laws or regulations, which amendment or change is effective or which proposed change, pronouncement, action or decision is announced on or after the date of issuance of senior notes, there is more than an insubstantial increase in the risk that interest payable by AWCC on the senior notes is not, or within 90 days of the date of such opinion, will not be, deductible by AWCC in whole or in part, for United States federal income tax purposes.

“Redemption amount” means, for each senior note, the product of the principal amount of that senior note and a fraction, the numerator of which is the Treasury portfolio purchase price, as defined below, and the denominator of which is the applicable principal amount, as defined below.

“Treasury portfolio purchase price” means the lowest aggregate ask-side price quoted by a primary U.S. government securities dealer to the quotation agent on the third business day immediately preceding the tax event redemption date for the purchase of the tax event Treasury portfolio for settlement on the tax event redemption date.

“Applicable principal amount” means the aggregate principal amount of the senior notes that underlie the corporate units on the tax event redemption date.

“Tax event Treasury portfolio” means a portfolio of U.S. Treasury securities (or principal or interest strips thereof) that mature on or prior to             , 2010 in an aggregate amount equal to the applicable principal amount and with respect to each scheduled interest payment date on the senior notes that occurs after the tax event redemption date, to and including the purchase contract settlement date, U.S. Treasury securities (or principal or interest strips thereof) that mature on or prior to the business day immediately preceding that scheduled interest payment date in an aggregate amount equal to the aggregate interest payment (assuming no reset of the interest rate) that would be due on the applicable principal amount of the senior notes on that date.

“Quotation agent” means any primary U.S. government securities dealer selected by AWCC.

Agreement by Purchasers of Certain Tax Treatment

Each senior note will provide that, by acceptance of the senior note or a beneficial interest therein, you intend to treat the senior note as indebtedness of AWCC for all United States federal income tax purposes.

Certain Covenants

The indenture contains, among others, the following covenants:

Restrictions on Liens

AWCC will not, and will not allow us or any of our subsidiaries to, create, incur, issue or assume any liens on our or their respective property to secure debt where the debt secured by those liens would exceed an amount equal to 15% of our consolidated tangible total assets, as defined in the indenture. This restriction does not apply to Permitted Liens, which is defined to include:

(a)	liens existing, or created pursuant to the terms of agreements existing, on the date of the indenture;

(b)	liens consisting of (i) pledges or deposits in the ordinary course of business to secure obligations under workmen’s compensation laws or similar legislation, (ii) deposits in the ordinary course of business to secure or in lieu of surety, appeal or customs bonds to which AWCC, we or any of our subsidiaries is a party, (iii) liens created by or resulting from any litigation or legal proceeding which is currently being contested in good faith by appropriate proceedings diligently conducted, (iv) pledges or deposits in the ordinary course of business to secure performance in connection with bids, tenders or contracts (other than contracts for the payment of money) or (v) materialmen’s mechanics’, carriers’, workmen’s repairmen’s or other like liens incurred in the ordinary course of business for sums not yet due or currently being contested in good faith by appropriate proceedings diligently conducted;

(c)	liens created to secure tax-exempt debt, in connection with the financing or refinancing of the purchase, lease or construction of properties;

(d)	any lien on any asset of any person existing at the time the person is merged or consolidated with or into, or such asset is acquired by AWCC, us or any of our subsidiaries and not created in contemplation of such event;

(e)	liens created to secure sales of accounts receivable and other receivables;

(f)	licenses of intellectual property granted by AWCC, us or any of our subsidiaries in the ordinary course of business and not interfering in any material respect with the ordinary conduct of business;

(g)	liens of landlords arising under real property leases to the extent those liens arise in the ordinary course of business and do not secure any past due obligation for the payment of money;

(h)	any interest or title of a lessor or sublessor under any lease permitted by the indenture;

(i)	liens securing debt which has neither been assumed by AWCC, us or any of our subsidiaries nor upon which it customarily pays interest charges, existing upon real property, or rights in or relating thereto, which real property or rights were acquired for right-of-way purposes;

(j)	zoning laws and ordinances;

(k)	any leases required to be capitalized on a balance sheet of the lessee in accordance with generally accepted accounting principles;

(l)	easements, rights-of-way, restrictions, conditions and other similar encumbrances, minor defects or irregularities of title, and alleys, streets and highways, which in the aggregate do not materially impair the usefulness of the mortgaged property in the present business of AWCC, us or any of our subsidiaries;

(m)	leases of the properties of AWCC, us or any of our subsidiaries, in each case entered into in the ordinary course of business and that do not, individually or in the aggregate, (i) interfere in any material respect with the ordinary course of business or (ii) materially impair the value of the property subject thereto;

(n)	liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by AWCC, us or any of our subsidiaries in the ordinary course of business in accordance with the past practices of AWCC, us or such subsidiary;

(o)	bankers’ liens, right of setoff and other similar liens existing solely with respect to cash and cash equivalents on deposit in one or more accounts maintained by AWCC, us or any of our subsidiaries, in each case granted in the ordinary course of business in favor of the financial institutions with which such accounts are maintained, securing amounts owing to such financial institutions with respect to cash management and operating account arrangements, including those involving pooled accounts and netting arrangements; provided that, unless such liens are non-consensual and arise by operation of law, in no case shall any such liens secure (either directly or indirectly) the repayment of any debt;

(p)	liens for taxes, assessments or governmental charges or levies not yet delinquent and which may subsequently be paid without interest or penalties and liens for taxes, assessments or governmental charges or levies which are being contested in good faith by appropriate proceedings for which reserves have been established to the extent required by GAAP;

(q)	any lien on any property of AWCC, us or any of our subsidiaries securing obligations not exceeding in the aggregate $ outstanding any time;

(r)	liens on any property, acquired, constructed or improved by AWCC, us or any of our subsidiaries after the date of the indenture, and any improvements thereon, accessions thereto or other property acquired or constructed for use in connection therewith or related thereto, which are created or assumed prior to or contemporaneously with, or within 180 days after, such acquisition or completion of such construction or improvement, or within one year thereafter pursuant to a firm commitment for financing arranged with a lender or investor within such 180-day period, to secure or provide for the payment of all or any part of the purchase price of such property or the cost of such construction or improvement incurred after the date of the indenture or liens on any property existing at the time of acquisition thereof; provided, that the liens shall not extend to any property theretofore owned by AWCC, us or any of our subsidiaries other than, in the case of any such construction or improvement, (i) unimproved real property on which the property so constructed or the improvement is located, (ii) other property (or improvement thereon) which is an improvement to or is acquired or constructed for use in connection therewith or related thereto, (iii) any right and interest under any agreement or other documents relating to the property being so constructed or improved or such other property and (iv) the stock of any subsidiary of ours created or maintained for the primary purpose of owning the property so constructed or improved;

(s)	liens on property securing debt if, prior to or concurrently with the issuance, assumption or guarantee of such debt, the senior notes (together with, if AWCC shall so determine, (i) any other debt of or guaranteed by AWCC ranking equally with the senior notes or (ii) any debt of us or any of our subsidiaries then existing or thereafter created) are secured by such property equally and ratably with (or prior to) such debt (for so long as such debt is secured by such liens);

(t)	liens securing the senior notes; and

(u)	liens created for the sole purpose of refinancing, extending, renewing or replacing in whole or in part debt or other obligations secured by any lien referred to in the foregoing subsections (a) through (t); provided, however, that the principal amount of debt or obligations secured thereby shall not exceed the principal amount of debt or obligations so secured at the time of such refinancing, extension, renewal or replacement plus the amount of any premiums required to be paid thereon and reasonable fees and expenses associated therewith and that such refinancing, extension, renewal or replacement, as the case may be, shall be limited to all or a part of the property that secured the lien or mortgage so refinanced, extended, renewed or replaced (and any improvements on such property).

“debt” means, for any person (without duplication), all (i) indebtedness for borrowed money, (ii) obligations evidence by bonds, debentures, notes or other similar instruments, (iii) obligations to pay the deferred purchase price of property or service (other than trade payables not overdue by more than 90 days incurred in the ordinary course of business and long term water purchase contracts), (iv) obligations under capital leases, (v) reimbursement obligations (contingent or otherwise) in respect of outstanding letters of credit, (vi) indebtedness of the type referred to in clauses (i) through (v) above secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by), any lien or encumbrance on, or security interest in, property (including, without limitation, accounts and contract rights) owned by such person, even though such person has not assumed or become liable for payment of such indebtedness, and (vii) all obligations of others of the kinds referred to in clauses (i) through (v) above under direct or indirect guarantees, excluding, in all cases, advances for construction as set forth on the consolidated balance sheet of American Water after and its subsidiaries.

Restrictions on Sales and Leasebacks

AWCC will not, and will not allow us or any of our subsidiaries to, enter into any sale and leaseback transaction without effectively providing that the senior notes will be secured equally and ratably with or prior to the sale and leaseback transaction, unless:

•

the aggregate amount of the attributable debt of AWCC, us and our subsidiaries in respect of sale and leaseback transactions then outstanding would not exceed an amount equal to 15% of our Consolidated Tangible Total Assets, or

•

AWCC, we or any of our subsidiaries, within 12 months of the sale and leaseback transaction, retire an amount of secured debt which is not subordinate to the senior notes in an amount equal to the greater of (1) the net proceeds of the sale or transfer of the property or other assets that are the subject of the sale and leaseback transaction or (2) the fair market value of the property leased.

A “sale and leaseback transaction” for purposes of this subsection is an arrangement between AWCC, us or any of our subsidiaries and a bank, insurance company or other lender or investor where AWCC, us or any of our subsidiaries leases property for an initial term of three years or more that was or will be sold by AWCC, us or such subsidiary to that lender or investor for a sale price of U.S.$                     or its equivalent or more.

“Attributable debt” means the lesser of (1) the fair market value of the asset subject to the sale and leaseback transaction and (2) the present value, discounted at a rate of     % of the obligations of the lessee for net rental payments (excluding amounts on account of maintenance and repairs, insurance, taxes, assessments and similar charges and contingent rents) during the term of the lease.

“Consolidated tangible total assets” means consolidated total assets less, without duplication, all intangible assets such as goodwill, trademarks, trade names, patents and unamortized debt discount and expense carried as an asset. “Consolidated tangible total assets” shall be determined in accordance with generally accepted accounting principles as of the date of our consolidated balance sheet most recently required to be filed with the SEC.

“Consolidated total assets” means, as at any applicable time of determination, our consolidated total assets as would be shown in the consolidated financial statements as of such time prepared in accordance with generally accepted accounting principles.

Merger, Consolidation or Sale of Assets

(a) American Water will not, and will not permit AWCC to, consolidate with or merge into any other person or convey, transfer or lease its properties and assets substantially as an entirety to any person, unless:

(i) the successor formed by such consolidation or the survivor of such merger or the person that acquires by conveyance, transfer or lease all or substantially all or the assets of AWCC or us as an entirety, as the case may be, is a person organized and existing under the laws of the United States or any State thereof (including the District of Columbia), and expressly assumes, in the case of AWCC, the due and punctual performance and observance of each covenant, condition and obligation under the indenture and the senior notes and, in the case of us, all the obligations under the Support Agreement to be performed or observed, and such person shall have caused to be delivered to the trustee an opinion of counsel to the effect that such consolidation, merger, conveyance, transfer or lease complies in all material respects with this covenant; and

(ii) immediately before and immediately after giving effect to such transaction, no Default or Event of Default has occurred and is continuing.

(b) Upon any consolidation by AWCC or us with or merger by AWCC or us into any other Person or any conveyance, transfer or lease of either AWCC’s or our properties and assets substantially as an entirety in accordance with this covenant, the successor person formed by such consolidation or into which it is merged or to which such conveyance, transfer or lease is made will succeed to, and be substituted for, and may exercise every right and power of, AWCC or us, as applicable, under the indenture or the Support Agreement with the same effect as if such successor person had been named as AWCC or us, as applicable, therein, and thereafter, except in the case of a lease, the predecessor person will be relieved of all obligations and covenants, in the case of AWCC under the indenture and the senior notes and, in the case of us, under the Support Agreement.

Support Agreement

AWCC will not permit us to (a) cancel or terminate the Support Agreement or (b) amend or otherwise modify the terms of the Support Agreement, except for amendments and modifications that do not adversely affect the rights of the holders of senior notes, in each case, without the prior written consent of all holders of senior notes.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of AWCC or us, will have any liability for any obligations of AWCC or us under the senior notes, the indenture, the Support Agreements, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of senior notes by accepting a senior note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the senior notes. The waiver may not be effective to waive liabilities under the federal securities law and it is the view of the SEC that such waiver is against public policy.

Book-Entry System

Senior notes which are released from the pledge following substitution or settlement of the purchase contracts will be issued in the form of one or more global certificates, which are referred to as global securities, registered in the name of the depositary or its nominee. Except under the limited circumstances described below or except upon recreation of corporate units, senior notes represented by the global securities will not be exchangeable for, and will not otherwise be issuable as, senior notes in certificated form. The global securities described above may not be transferred except by the depositary to a nominee of the depositary or by a nominee of the depositary to the depositary or another nominee of the depositary or to a successor depositary or its nominee.

The laws of some jurisdictions may require that some purchasers of securities take physical delivery of the securities in certificated form. These laws may impair the ability to transfer beneficial interests in such a global security.

Except as provided below, owners of beneficial interests in such a global security will not be entitled to receive physical delivery of senior notes in certificated form and will not be considered the holders (as defined in the indenture) thereof for any purpose under the indenture, and no global security representing senior notes shall be exchangeable, except for another global security of like denomination and tenor to be registered in the name of the depositary or its nominee or a successor depositary or its nominee. Accordingly, each beneficial owner must rely on the procedures of the depositary or if such person is not a participant, on the procedures of the participant through which that person owns its interest to exercise any rights of a holder under the indenture.

AWCC will issue the senior notes in definitive certificated form if the depositary notifies it that it is unwilling or unable to continue as depositary or the depositary ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended, and a successor depositary is not appointed by us within 90 days. In addition beneficial interests in a global security certificate may be exchanged for definitive certificated notes upon request by or on behalf of the depositary in accordance with customary procedures. The indenture permits AWCC to determine at any time and in its sole discretion that senior notes shall no longer be represented by global certificates. DTC has advised us that, under its current practices, it would notify its participants of AWCC request, but will only withdraw beneficial interests from the global certificates at the request of each DTC participant. AWCC would issue definitive certificates in exchange for any beneficial interests withdrawn. Any global security, or portion thereof, that is exchangeable pursuant to this paragraph will be exchangeable for note certificates registered in the names directed by the depositary. We expect that these instructions will be based upon directions received by the depositary from its participants with respect to ownership of beneficial interests in the global security certificates.

Modification or Waiver

AWCC and the trustee may modify and amend the indenture with the consent of the holders of not less than a majority in principal amount of all outstanding senior notes. The consent of the holder of each outstanding senior note is required in order to:

•	change the stated amount of the principal of, or any installment of interest on, any senior note;

•	reduce the principal amount or the rate of interest on, or any premium payable upon the redemption of the senior notes;

•	adversely affect the put right of the holder of any senior note upon a failed final remarketing;

•	change the place or currency of payment of principal of, or interest on, the senior notes;

•	impair the right to institute suit for the enforcement of any such payment on or after the stated maturity of the senior notes or any redemption date for the senior notes;

•	reduce the percentage of holders of outstanding senior notes necessary to modify or amend the indenture or to consent to any waiver under the indenture;

•	reduce the percentage of outstanding senior notes necessary to waive any past default; or

•	modify any of the above requirements.

AWCC and the trustee may modify and amend the indenture without the consent of any holder for the following purposes:

•	to evidence the succession of another entity to AWCC as obligor under an indenture;

•	secure the senior notes;

•	to provide for the acceptance of appointment by a successor trustee; and

•	to cure any ambiguity, defect or inconsistency in the indenture, but only if such action does not adversely affect the interest of holders of senior notes in any material respect.

ACCOUNTING TREATMENT

The net proceeds from the sale of the corporate units will be allocated between the purchase contracts and the senior notes in proportion to their respective fair market values at the time of issuance. The present value of the corporate units contract adjustment payments will be initially charged to stockholders’ equity, with an offsetting credit to liabilities. This liability is accreted over three years by interest charges to the income statement based on a constant rate calculation. Subsequent contract adjustment payments reduce this liability.

The purchase contracts are forward transactions on our common stock. Upon settlement of each purchase contract, we will receive $50 on the purchase contract and will issue the requisite number of shares of our common stock. The $50 that we receive will be credited to stockholders’ equity.

Before the issuance of our common stock upon settlement of the purchase contracts, the purchase contracts will be reflected in our diluted earnings per share calculations using the treasury stock method. Under this method, the number of shares of our common stock used in calculating diluted earnings per share (based on the settlement formula applied at the end of the reporting period) is deemed to be increased by the excess, if any, of the number of shares that would be issued upon settlement of the purchase contracts over the number of shares that could be purchased by us in the market (at the average market price during the period) using the proceeds receivable upon settlement. Consequently, we anticipate there will be no dilutive effect on our earnings per share except during periods when the average market price of our common stock is above $            .

Both the Financial Accounting Standards Board and its Emerging Issues Task Force continue to study the accounting for financial instruments and derivative instruments, including instruments such as the units. It is possible that our accounting for the purchase contracts and the senior notes could be affected by any new accounting rules that might be issued by these groups.

SHARES ELIGIBLE FOR FUTURE SALE

Before the concurrent initial public offering, there has been no public market for our common stock. We cannot predict the effect, if any, that market sales of shares or the availability of shares will have on the market price of our common stock. Sales of substantial amounts of common stock in the public market, or the perception that such sales could occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions.

Sales of Restricted Securities

Upon the closing of the concurrent initial public offering, we will have outstanding approximately              shares of common stock. We have no shares of common stock held in treasury. All of the shares of our common stock sold in the concurrent initial public offering and any shares acquired pursuant to the purchase contracts will be freely tradeable without restriction under the Securities Act of 1933, except for any shares that may be acquired or held by an affiliate of us, as the term “affiliate” is defined in Rule 144 under the Securities Act. Persons who may be deemed to be affiliates generally include individuals or entities that control, are controlled by, or are under common control with, us and may include our directors and officers as well as our significant stockholder. All remaining shares will be “restricted securities” as defined in Rule 144, and may not be sold other than through registration under the Securities Act or under an exemption from registration, such as the one provided by Rule 144.

The shares of common stock sold by RWE in the concurrent initial public offering will be freely transferable without restriction or further registration under the Securities Act. The remaining              shares of common stock owned by RWE will be restricted securities within the meaning of Rule 144 under the Securities Act but will be eligible for resale subject to applicable volume, manner of sale, holding period and other limitations of Rule 144 and the lock-up provisions described below. RWE has registration rights with respect to the common stock that they will retain following the concurrent initial public offering and, subject to the lock-up provisions described in this prospectus, intends to fully divest its ownership of American Water as soon as reasonably practicable, subject to market conditions.

Rule 144

Generally, Rule 144 provides that a person who has beneficially owned “restricted” shares for at least one year will be entitled to sell on the open market in brokers’ transactions, within any three-month period, a number of shares that does not exceed the greater of:

•

1% of the then outstanding shares of common stock, which will equal approximately              shares of common stock immediately after the concurrent initial public offering, assuming no exercise of the underwriters’ option to purchase additional shares; and

•	the average weekly trading volume of the common stock on the open market during the four calendar weeks preceding the filing of notice with respect to such sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and the availability of current public information about our company.

In the event that any person who is deemed to be our affiliate purchases shares of our common stock in the concurrent initial public offering or acquires shares of our common stock pursuant to one of our employee benefits plans, sales under Rule 144 of the shares held by that person are subject to the volume limitations and other restrictions (other than the one-year holding period requirement) described in the preceding two paragraphs.

Under Rule 144(k), a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, “144(k) shares” may be sold immediately upon the closing of the concurrent initial public offering, subject to the lock-up period described below.

Lock-Up Arrangements

In connection with the concurrent initial public offering, we, each of our executive officers and directors and the RWE have entered into lock-up agreements described under “Underwriting” that restrict the sale of shares of our common stock and securities convertible into or exchangeable or exercisable for common stock for up to 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co., Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated. Following the expiration of the lock-up period, the selling stockholder in the concurrent initial public offering will have the right, subject to certain conditions, to require us to register the sale of their remaining shares of our common stock under federal securities laws. By exercising their registration rights, and selling a large number of shares, the selling stockholder in the concurrent initial public offering could cause the prevailing market price of our common stock to decline.

Following the expiration of the lock-up period, substantially all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Registration Rights Agreement

Prior to the consummation of the concurrent initial public offering, RWE and the Company will enter into a registration rights agreement, a copy of which will be filed as an exhibit to this registration statement.

2007 Omnibus Equity Compensation Plan Awards

Following the consummation of the concurrent initial public offering, we intend to grant awards with respect to                  shares of our common stock under our 2007 Omnibus Equity Compensation Plan, which may consist of stock options, stock units, stock awards, SARs and other stock-based awards.

Employee Stock Purchase Plan

Following the consummation of the concurrent initial public offering, we are considering establishing an employee stock purchase plan, for which we would reserve                  shares of our common stock to be issued and sold thereunder. The board of directors has not yet made a decision as to whether or when such a plan would be adopted.

Restricted Stock to Employees

Upon consummation of the concurrent initial public offering, we are considering granting $2.0 million of restricted stock to certain of our employees. The shares of restricted stock to be granted would be contributed by RWE.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of the material U.S. Federal income tax consequences of the purchase, ownership, and disposition of equity units, senior notes, Treasury securities, and shares of our common stock acquired under a purchase contract to holders who purchase equity units for cash in the initial offering at their offering price and hold the equity units, senior notes, Treasury securities and shares of our common stock as capital assets. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (including proposed Treasury Regulations) issued thereunder, Internal Revenue Service (“IRS”) rulings and pronouncements, and judicial decisions now in effect, all of which are subject to change, possibly with retroactive effect.

Although the IRS has issued a Revenue Ruling addressing certain aspects of units similar to the equity units, no statutory, administrative, or judicial authority directly addresses all aspects of the treatment of equity units for U.S. Federal income tax purposes and no assurance can be given that the conclusions in the Revenue Ruling would apply to the equity units. As a result, no assurance can be given that the IRS will agree with the tax consequences described herein or that, if the IRS were to take a contrary position, that position would not ultimately be sustained by the courts.

Prospective investors are urged to consult their own tax advisors with respect to the U.S. Federal income tax consequences of the purchase, ownership, and disposition of equity units, senior notes, and shares of our common stock acquired under a purchase contract in light of their own particular circumstances, as well as the effect of any state, local, or foreign tax laws.

U.S. Holders

This portion of the discussion applies only to U.S. Holders. For purposes of this discussion, a “U.S. Holder” is a person or entity that is (1) an individual citizen or resident of the United States for U.S. Federal income tax purposes, (2) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any state thereof or the District of Columbia or (3) an estate, or trust treated, for U.S. Federal income tax purposes, as a domestic estate, or trust. If you are not a U.S. Holder, you should refer to “Non-U.S. Holders” below.

This discussion does not address all aspects of U.S. Federal income taxation that may be relevant to U.S. Holders in light of their particular circumstances, such as U.S. Holders who are subject to special tax treatment (for example, banks, regulated investment companies, insurance companies, dealers, or certain traders in securities or currencies or tax-exempt organizations, persons holding equity units, senior notes, Treasury securities or shares of our common stock as part of a straddle, hedge, conversion transaction, or other integrated investment or U.S. Holders whose functional currency is not the U.S. dollar), some of which may be subject to special rules, nor does it address alternative minimum taxes, estate taxes, or state, local, or foreign taxes.

In addition, if a partnership holds equity units, senior notes, Treasury securities or shares of our common stock, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. Partners of a partnership that is a prospective investor are urged to consult their own tax advisors with respect to the U.S. Federal income tax consequences to them of an investment by the partnership in equity units, senior notes, Treasury securities or shares of our common stock, in light of their own particular circumstances.

Equity Units

Ownership of Senior Notes or Treasury Securities. For U.S. Federal income tax purposes, a U.S. Holder should be treated as owning the senior notes, Treasury securities, or applicable ownership interest in the Treasury portfolio, as the case may be, constituting a part of the U.S. Holder’s equity unit. We and, by acquiring equity units, each of the U.S. Holders agree to treat the senior notes (or Treasury securities) constituting a part of the equity units as owned by such U.S. Holder for all tax purposes, and the remainder of this summary assumes such treatment.

The U.S. Federal income tax consequences of owning the senior notes or Treasury securities are discussed below. See “Senior Notes” and “Treasury Securities”.

Allocation of Purchase Price. We will allocate the purchase price of each equity unit between the senior note and the purchase contract constituting such equity unit in proportion to their respective fair market values at the time of purchase. Such allocation will establish the U.S. Holder’s initial tax basis in the senior note and the purchase contract. We have determined that $     of the purchase price of an Equity Unit is allocable to the senior note and $     is allocable to the purchase contract, and we will allocate the purchase price of each equity unit accordingly. Our allocation will be binding on each U.S. Holder (but not on the IRS), unless such U.S. Holder explicitly discloses a contrary position on a statement attached to its timely filed U.S. Federal income tax return for the taxable year in which an equity unit is acquired. Thus, absent such disclosure, a U.S. Holder should allocate the purchase price for an equity unit in accordance with the values reported by us. The remainder of this discussion assumes that this allocation of the purchase price of an equity unit will be respected for U.S. Federal income tax purposes.

Sale, Exchange, or Other Disposition of Equity Units. If a U.S. Holder sells, exchanges, or otherwise disposes of an equity unit, such U.S. Holder will be treated as having sold, exchanged, or disposed of the purchase contract and the senior note, Treasury security, or applicable ownership interest in the Treasury portfolio, as the case may be, that constitute such equity unit. Such U.S. Holder generally will recognize gain or loss equal to the difference between the portion of the proceeds to such U.S. Holder allocable to the purchase contract and the senior note, Treasury security, or applicable ownership interest in the Treasury portfolio, as the case may be, and such U.S. Holder’s respective adjusted tax bases in the purchase contract and the senior note, Treasury security, or applicable ownership interest in the Treasury portfolio.

In the case of the purchase contract, such gain or loss generally will be capital gain or loss, except that any proceeds attributable to accrued and unpaid or deferred contract adjustment payments may be treated as ordinary income and may be included in income as such to the extent not previously so included. In the case of U.S. Treasury securities contained in the Treasury portfolio or held as part of a treasury unit, such gain or loss generally will be capital gain or loss, provided, however, that, in the case of any such security with a term of one year or less, such gain will be ordinary income to the extent of any accrued “acquisition discount” (generally, the excess of the sum of all amounts payable under the Treasury securities over the U.S. Holder’s tax basis in such Treasury securities) not previously included in income. Capital gains of individuals derived in respect of capital assets held for more than one year are taxed at reduced rates. The deductibility of capital losses is subject to limitations.

The rules governing the determination of the character of gain or loss on the sale, exchange, or other disposition of the senior notes are summarized under “—Senior Notes—Sale, Exchange, or Other Disposition of Senior Notes”. The rules governing the determination of the character of gain or loss on the sale, exchange, or other disposition of Treasury securities (other than Treasury securities contained in the Treasury portfolio) are summarized under “—Treasury Securities—Sale, Exchange, or Other Disposition of Treasury Securities”.

If the sale, exchange, or other disposition of an equity unit by a U.S. Holder occurs when the purchase contract has a negative value, the U.S. Holder should be considered to have received additional consideration for the senior note, Treasury security, or applicable ownership interest in the Treasury portfolio constituting a part of such equity unit in an amount equal to such negative value, and to have paid such amount back to be released from its obligation under the purchase contract. U.S. Holders should consult their own tax advisors regarding a disposition of an equity unit at a time when the purchase contract has a negative value.

Senior Notes

We and, by acquiring corporate units, each of the U.S. Holders agree to treat the senior notes as AWCC’s indebtedness for all tax purposes. The remainder of this discussion assumes that this characterization of the senior notes will be respected for federal income tax purposes.

Interest Income and Original Issue Discount. Because of the manner in which the interest rate on the senior notes is reset, the senior notes should be classified as contingent payment debt instruments subject to the “noncontingent bond method” for accruing original issue discount, as set forth in applicable Treasury Regulations. We intend to treat the senior notes as subject to the noncontingent bond method, and the remainder of this discussion assumes that the senior notes will be so treated for U.S. federal income tax purposes. As discussed more fully below, the effects of such method will be (1) to require each U.S. Holder, regardless of its usual method of tax accounting, to use an accrual method with respect to the senior notes, (2) to require each U.S. Holder to accrue interest income in excess of interest payments actually received for all accrual periods beginning before the earlier of the reset effective date and                     , 2010 and (3) generally to result in ordinary rather than capital treatment of any gain or loss on the sale, exchange, or other disposition of the senior notes. See “—Sale, Exchange, or Other Disposition of Senior Notes.”

A U.S. Holder of senior notes will accrue original issue discount on a constant yield basis based on the “comparable yield” of the senior notes. The comparable yield of the senior notes will generally be the rate at which we would issue a fixed rate debt instrument with terms and conditions otherwise similar to the senior notes. We are required to provide the comparable yield and, solely for tax purposes, a projected payment schedule based on the comparable yield, to holders of the senior notes. We have determined that the comparable yield is     % and the projected payments for the senior notes, per $1,000 of principal amount, are $             on                     , 2007, $             for each subsequent quarter ending on or prior to                     , 2010 and $             for each semiannual period ending thereafter. We have also determined that the projected payment for the senior notes, per $1,000 of principal amount, at the initial maturity date of                     , 2012 is $             (which includes the stated principal amount of the senior notes as well as the final projected interest payment).

The amount of original issue discount on a senior note for each accrual period is determined by multiplying the comparable yield of the senior note (adjusted for the length of the accrual period) by the senior note’s adjusted issue price at the beginning of the accrual period. Based on the allocation of the purchase price of each equity unit described above, the adjusted issue price of each senior note, per $1,000 of principal amount, at the beginning of each accrual period will be equal to $1,000, increased by any original issue discount previously accrued by the U.S. Holder on such senior note and decreased by projected payments received on such senior note. The amount of original issue discount so determined will then be allocated on a ratable basis to each day in the accrual period that the U.S. Holder holds the senior note.

If the amount of an actual payment is different from the projected payment set forth in the projected payment schedule, a U.S. Holder will be required to take into account the amount of such difference (which may result in additional interest income or a reduction in the amount a U.S. Holder is required to include in income based on the comparable yield, depending on whether such difference is positive (a “positive adjustment”) or negative (a “negative adjustment”)) for the taxable year. A net positive adjustment will be treated as additional interest income. A net negative adjustment (i) will first reduce the amount of interest in respect of the senior note that a U.S. Holder would otherwise be required to include in the taxable year and (ii) to the extent of any excess, will give rise to an ordinary loss equal to that portion of such excess that does not exceed the excess of (A) the amount of all previous interest inclusions under the senior note over (B) the total amount of the U.S. Holder’s net negative adjustments treated as ordinary loss on the senior note in prior taxable years. A net negative adjustment is not subject to the two percent floor limitation imposed on miscellaneous deductions under Section 67 of the Code. Any net negative adjustment in excess of the amounts described in (i) and (ii) will be carried forward to offset future interest income in respect of the senior note or to reduce the amount realized on a sale or exchange of the senior note.

If, after the reset effective date, the remaining amounts of principal and interest payable on the senior notes differ from the payments set forth on the foregoing projected payment schedule, negative or positive adjustments reflecting such difference should be taken into account by a U.S. Holder as adjustments to interest income in a reasonable manner over the period to which they relate. We expect to use the foregoing comparable yield and projected payment schedule for purposes of determining our own taxable income and for any required information reporting.

U.S. Holders are generally bound by the comparable yield and projected payment schedule provided by us unless either is unreasonable. If a U.S. Holder of senior notes does not use such comparable yield and projected payment schedule to determine interest accruals, the U.S. Holder must apply the foregoing rules using its own comparable yield and projected payment schedule. A U.S. Holder that uses its own comparable yield and projected payment schedule must explicitly disclose this fact and its reason for such use. In general, this disclosure must be made on a statement attached to the timely filed U.S. Federal income tax return of the U.S. Holder for the taxable year that includes the date of its acquisition of the equity units.

The foregoing comparable yield and projected payment schedule is supplied by us solely for computing income under the noncontingent bond method for U.S. Federal income tax purposes, and does not constitute a projection or representation as to the amounts that holders of senior notes or Corporate Units will actually receive.

Adjustment to Tax Basis in Senior Notes. A U.S. Holder’s adjusted tax basis in its senior notes will be increased by the amount of any interest (including original issue discount) included in income by such U.S. Holder with respect to such senior notes and decreased by any projected payments received with respect to such senior notes.

Sale, Exchange, or Other Disposition of Senior Notes. Upon the sale, exchange, or other disposition of a senior note (including the remarketing of such senior note or a tax event redemption), a U.S. Holder will recognize gain or loss in an amount equal to the difference between the amount realized by such U.S. Holder and such U.S. Holder’s adjusted tax basis in the senior note. (As noted above, a net negative adjustment may be carried forward and will reduce the amount realized upon disposition of a senior note in certain circumstances.) Selling expenses incurred by a U.S. Holder in respect of a senior note, including the remarketing fee, will reduce the amount of gain or increase the amount of loss recognized by such U.S. Holder upon such sale, exchange, or other disposition.

Gain recognized on the sale, exchange, or other disposition of a senior note prior to the Contingent Debt Termination Date will be treated as ordinary interest income. Loss realized on the sale, exchange, or other disposition of a senior note prior to the Contingent Debt Termination Date will be treated as ordinary loss to the extent of such U.S. Holder’s prior net income inclusions on the senior note. Any loss in excess of the U.S. Holder’s prior net income inclusions will be treated as capital loss. For purposes of this prospectus, “Contingent Debt Termination Date” shall mean the reset effective date or, if payments are due on the senior notes within six months of the reset effective date, the latest date of such payments.

In general, gain recognized on the sale, exchange, or other disposition of a senior note on or after the Contingent Debt Termination Date will be ordinary interest income to the extent of the excess, if any, of the total remaining principal and interest payments due on the senior note over the total remaining payments set forth on the projected payment schedule for such senior note. Any gain recognized in excess of such amount and any loss recognized on such a sale, exchange, or other disposition generally will be treated as capital gain or loss.

Capital gain of individuals derived in respect of capital assets held for more than one year is taxed at reduced rates. The deductibility of capital losses is subject to limitations.

If a U.S. Holder does not participate in the remarketing, any reset of the interest rate and/or extension of the maturity date of the senior notes in connection with the remarketing should not cause the U.S. Holder to be treated as having sold, exchanged or otherwise disposed of its senior notes.

Treasury Securities

Original Issue Discount. A U.S. Holder of a treasury unit will be required to treat its ownership interest in the Treasury securities constituting part of such treasury unit as an interest in a bond that was originally issued on the date such U.S. Holder acquired the Treasury securities and that has original issue discount equal to the excess of the amount payable at maturity of such Treasury securities over the purchase price thereof. A U.S. Holder will be required to include such original issue discount in income on a constant yield to maturity basis over the period between the purchase date of the Treasury securities and the maturity date of the Treasury securities, regardless of such U.S. Holder’s method of tax accounting and in advance of the receipt of cash attributable to such original issue discount. Amounts of original issue discount included in a U.S. Holder’s gross income will increase such U.S. Holder’s adjusted tax basis in the Treasury securities.

Sale, Exchange, or Other Disposition of Treasury Securities. As discussed below, in the event that a U.S. Holder obtains the release of Treasury securities by delivering senior notes to the collateral agent, the U.S. Holder generally will not recognize gain or loss upon such substitution. The U.S. Holder will recognize gain or loss on a subsequent taxable disposition of the Treasury securities in an amount equal to the difference between the amount realized on such disposition and the U.S. Holder’s adjusted tax basis in the Treasury securities. Such gain or loss will generally be capital gain or loss, provided, however, that in the case of any such security with a term of one year or less, such gain will be ordinary income to the extent of any accrued acquisition discount not previously included in income. See “—Equity Units—Sale, Exchange, or Other Disposition of Equity Units.” Capital gains of individuals derived in respect of capital assets held for more than one year are taxed at reduced rates. The deductibility of capital losses is subject to limitations.

Purchase Contracts

Acquisition of Our Common Stock Under a Purchase Contract. A U.S. Holder of equity units generally will not recognize gain or loss on the purchase of our common stock under a purchase contract (including upon an early settlement of the purchase contract), except with respect to any cash received in lieu of a fractional share of our common stock, in which case the U.S. Holder would recognize capital gain or loss equal to the difference between such cash and the portion of the purchase price allocable to such fractional share. A U.S. Holder’s aggregate initial tax basis in the common stock received under a purchase contract generally should equal (1) the purchase price paid for such common stock less (2) the portion of such purchase price allocable to the fractional share. For tax purposes, the holding period for common stock received under a purchase contract will commence on the day after such common stock is acquired.

Contract Adjustment Payments. There is no direct authority addressing the treatment of the contract adjustment payments or of deferred contract adjustment payments, and such treatment, therefore, is unclear. Contract adjustment payments may constitute taxable ordinary income to a U.S. Holder when received or accrued, in accordance with the U.S. Holder’s regular method of tax accounting. Alternatively, contract adjustment payments may constitute ordinary income that is required to be included by a U.S. Holder under some accrual method (e.g. on a constant yield to maturity basis), regardless of the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. To the extent we are required to file information returns with respect to contract adjustment payments, we intend to report these payments as ordinary taxable income to the U.S. Holder. Prospective investors should consult their own tax advisors concerning contract adjustment payments including the possibility that any contract adjustment payment may be treated as a loan, purchase price adjustment, rebate or payment analogous to an option premium, rather than being included in income as described above. The following discussion assumes that the contract adjustment payments constitute ordinary income to a U.S. Holder when received or accrued, in accordance with such U.S. Holder’s regular method of tax accounting.

The treatment of contract adjustment payments could affect your adjusted tax basis in a purchase contract or our common stock received under a purchase contract or the amount you realize on the sale, exchange, or other disposition of an equity unit or the termination of the purchase contract.

Early Settlement of a Purchase Contract. A U.S. Holder of equity units will not recognize gain or loss on the receipt of such U.S. Holder’s proportionate share of senior notes, Treasury securities, or applicable ownership interest in the Treasury portfolio upon early settlement of a purchase contract and will have the same adjusted tax basis in, and holding period for, such senior notes, Treasury securities, or applicable ownership interest in the Treasury Portfolio as before such early settlement.

Termination of a Purchase Contract. If a purchase contract terminates, a U.S. Holder of an equity unit will recognize loss equal to such U.S. Holder’s adjusted tax basis (if any) in the purchase contract at the time of such termination. Any such loss will be capital loss. The deductibility of capital losses is subject to limitations. A U.S. Holder will not recognize gain or loss on the receipt of its senior note, Treasury securities, or the applicable ownership interest in the Treasury portfolio upon termination of the purchase contract and such U.S. Holder will have the same adjusted tax basis in such senior note, Treasury securities, or the applicable ownership interest in the Treasury portfolio as before such termination.

Adjustment to Settlement Rate. A U.S. Holder of equity units may be treated as receiving a constructive distribution from us if (1) the settlement rate is adjusted and as a result of such adjustment such U.S. Holder’s proportionate interest in our assets or earnings and profits is increased, and (2) the adjustment is not made pursuant to a bona fide, reasonable anti-dilution formula. An adjustment in the settlement rate would not be considered made pursuant to such a formula if the adjustment were made to compensate a U.S. Holder for certain taxable distributions with respect to the common stock. Thus, under certain circumstances, an increase in the settlement rate might give rise to a taxable dividend to a U.S. Holder of equity units even though such U.S. Holder would not receive any cash in connection therewith. For example, we will make adjustments to the settlement rate if we make a cash distribution to the U.S. Holders of our common stock. If such adjustments are made, a U.S. Holder would be deemed to have received a constructive dividend distribution even though such U.S. Holder would not receive any cash or property as a result of such adjustments. For tax years beginning before 2011, individuals who receive dividends are eligible for a reduced rate of taxation if certain requirements are satisfied.

Ownership of Common Stock Acquired Under the Purchase Contract

Any distribution on our common stock paid by us out of our current or accumulated earnings and profits (as determined for U.S. Federal income tax purposes) will constitute a dividend and will be includible in income by a U.S. Holder of common stock when received. Any such dividend will be eligible for the dividends-received deduction if received by an otherwise qualifying corporate U.S. Holder that meets the holding period and other requirements for the dividends-received deduction. For tax years beginning before 2011, individuals who receive dividends on our common stock are eligible for a reduced rate of taxation if certain requirements are satisfied.

Upon a sale, exchange, or other disposition of our common stock, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between the amount realized and such U.S. Holder’s adjusted tax basis in the common stock. Capital gains of individuals derived in respect of capital assets held for more than one year are taxed at reduced rates. The deductibility of capital losses is subject to limitations.

Substitution of Treasury Securities to Create Treasury Units

A U.S. Holder of corporate units that delivers Treasury securities to the collateral agent in substitution for senior notes or the applicable ownership interest in the Treasury portfolio will not recognize gain or loss upon the delivery of such Treasury securities or the release of the senior notes or the applicable ownership interest in the Treasury portfolio to such U.S. Holder. Such U.S. Holder will continue to take into account items of income or deduction otherwise includible or deductible, respectively, by such U.S. Holder with respect to such Treasury securities and senior notes or the applicable ownership interest in the Treasury portfolio, as long as it continues to be held by the U.S. Holder. Such U.S. Holder’s adjusted tax basis in the Treasury securities, the senior notes or the applicable ownership interest in the Treasury portfolio and the purchase contract generally will not be affected by such delivery and release.

Recreation of Corporate Units

A U.S. Holder of treasury units that delivers senior notes or the applicable ownership interest in the Treasury portfolio to the collateral agent in substitution for pledged Treasury securities (such pledged Treasury securities having previously been substituted by a holder to create treasury units) generally will not recognize gain or loss upon the delivery of such senior notes or the applicable ownership interest in the Treasury portfolio or the release of the pledged Treasury securities to such U.S. Holder. Such U.S. Holder will continue to take into account items of income or deduction otherwise includible or deductible, respectively, by such U.S. Holder with respect to such Treasury securities and such senior notes or the applicable ownership interest in the Treasury portfolio, as long as it continues to be held by the U.S. Holder. Such U.S. Holder’s tax basis in the Treasury securities, the senior notes, the applicable ownership interest in the Treasury portfolio and the purchase contract generally will not be affected by such delivery and release.

Treasury Portfolio Purchased on Remarketing or Tax Event Redemption

Ownership of Treasury Portfolio. After the date of a successful remarketing or tax event redemption, your equity units will include a beneficial interest in a Treasury portfolio instead of a senior note. We and, by acquiring an equity unit, you agree to treat yourself as the owner, for U.S. federal tax purposes, of the beneficial interest in the Treasury portfolio that is a part of the equity units owned by you.

Interest Income and Original Issue Discount. A U.S. Holder, whether on the cash or accrual method of accounting, will generally be required to include original issue discount on its beneficial interest in the Treasury portfolio in income for U.S. Federal income tax purposes as it accrues on a constant yield to maturity basis. However, in the case of any Treasury security that is part of the Treasury portfolio with a remaining maturity of one year or less as of the date of its acquisition (such as a Treasury portfolio purchased upon a successful remarketing), if a U.S. Holder is on the cash method of accounting, it will generally not be required to include income on these Treasury securities until payment is received on them. If a U.S. Holder is on the accrual method of accounting, it will be required to include acquisition discount in income over the remaining term of these Treasury securities on a straight line basis (unless such U.S. Holder elects to accrue the income according to a constant yield method) and will increase its adjusted tax basis in these Treasury securities by the amount of acquisition discount included in income.

Tax Basis of the Applicable Ownership Interest in a Treasury Portfolio. A U.S. Holder’s initial tax basis in its beneficial interest in the Treasury portfolio purchased by the collateral agent in connection with a remarketing or tax event redemption will be equal to the U.S. Holder’s pro rata portion of the aggregate cost of the Treasury portfolio. A U.S. Holder’s adjusted tax basis in the applicable ownership interest in a Treasury portfolio will be increased by the amount of original issue discount or acquisition discount included in income with respect thereto and decreased by the amount of cash received in respect of that Treasury portfolio.

Sale, Exchange or Other Disposition of the Applicable Ownership Interest in a Treasury Portfolio. A U.S. Holder that obtains the release of the applicable ownership interest in a Treasury portfolio and subsequently disposes of such interest will generally recognize gain or loss on such disposition in an amount equal to the difference between the amount realized upon such disposition and such U.S. Holder’s adjusted tax basis in the applicable ownership interest in that Treasury portfolio, except to the extent the U.S. Holder is treated as receiving an amount with respect to accrued acquisition discount. The deductibility of capital losses is subject to limitation. See “—Equity Units—Sale, Exchange or Other Disposition of Equity Units” above.

Backup Withholding and Information Reporting

Unless a U.S. Holder is a corporation or other person treated as exempt for this purpose, payments under equity units, senior notes, Treasury securities, the applicable ownership interest in the Treasury portfolio or common stock, the proceeds received with respect to a fractional share of common stock upon the settlement of a purchase contract, and the proceeds received from the sale of equity units, senior notes, Treasury securities, the applicable ownership interest in the Treasury portfolio or common stock may be subject to information reporting and may also be subject to U.S. Federal backup withholding at the applicable rate set forth in the Code if such U.S. Holder fails to supply a correct taxpayer identification number or otherwise fails to comply with applicable United States information reporting or certification requirements. Any amounts so withheld may be allowed as a credit against the U.S. Holder’s U.S. Federal income tax liability or as a refund, provided the required information is furnished timely to the IRS.

Additional Disclosure Requirements

If a U.S. Holder sells equity units, shares of our common stock, senior notes, Treasury securities, or the applicable ownership interest in the Treasury portfolio at a loss that meets certain thresholds, the U.S. Holder (and/or the partners or shareholders of the U.S. Holder, if the U.S. Holder is a partnership or S corporation) may be required to file a disclosure statement with the IRS. A similar disclosure requirement may apply if a U.S. Holder’s investment in equity units results in a book-tax difference that exceeds certain thresholds. U.S. Holders and their partners or shareholders should consult their own tax advisors with respect to any disclosure requirements that may apply to them in their own particular circumstances.

Non-U.S. Holders

The following summary applies to Non-U.S. Holders. For this purpose, a “Non-U.S. Holder” is a person or entity that is not a U.S. Holder as defined above.

Partners of a partnership that is a prospective investor are urged to consult their own tax advisors with respect to the U.S. Federal income tax consequences to them of an investment by the partnership in equity units, senior notes, or shares of our common stock, in light of their own particular circumstances.

The following summary does not address all aspects of U.S. Federal income taxation that may be relevant to Non-U.S. Holders in light of their particular circumstances, such as Non-U.S. Holders who are subject to special tax treatment (for example, persons engaged in a trade or business in the United States, controlled foreign corporations, or passive foreign investment companies), nor does it address alternative minimum taxes, estate taxes or state, local, or foreign taxes. In addition, this discussion does not address any Non-U.S. Holder that owns 10% or more of the equity units or that owns or is deemed to own, for purposes of Section 871(h) of the Code, 10% or more of the total combined voting power of all classes of the Company’s stock entitled to vote. Prospective investors that are subject to special tax treatment, and investors that own 10% or more of the equity units, or own or are deemed to own, for purposes of Section 871(h)(3) of the Code, 10% or more of the total combined voting power of all classes of the Company’s stock entitled to vote, are urged to consult their own tax advisors with respect to the U.S. Federal income tax consequences to them of an investment in the equity units, in light of their own particular circumstances.

Payments of Principal and Interest on Senior Notes, Treasury Securities, and the Applicable Ownership Interest in the Treasury Portfolio

No United States withholding tax will be imposed on any payment of principal or interest (including any original issue discount or acquisition discount) on our senior notes, Treasury securities or the applicable ownership interest in the Treasury portfolio, provided that (1) in the case of our senior notes, the Non-U.S.

Holder does not own, either directly or through the application of certain constructive ownership rules, 10% or more of the total combined voting power of all classes of our voting stock for U.S. Federal income tax purposes, and (2) (a) the Non-U.S. Holder provides a properly executed IRS Form W-8BEN (or suitable substitute form) and we do not have actual knowledge or reason to know that the Non-U.S. Holder is a United States person, or (b) if the Non-U.S. Holder is a foreign partnership or holds the equity units, senior notes, Treasury securities, or applicable ownership in a Treasury portfolio through certain foreign intermediaries, certain alternative certification requirements are satisfied.

Dividends

Dividends received by a Non-U.S. Holder on shares of our common stock generally will be subject to United States withholding tax at a 30% rate. In certain circumstances, a Non-U.S. Holder may be entitled to a reduced rate of withholding pursuant to an applicable income tax treaty. In order to claim the benefits of an applicable income tax treaty, a Non-U.S. Holder will be required to provide a properly executed IRS Form W-8BEN (or suitable substitute form).

As discussed above, an adjustment to the settlement rate may result in a constructive distribution that is treated as a taxable constructive dividend to the holder of equity units. See “U.S. Holders—Purchase Contracts—Adjustment to Settlement Rate.” If we determine that any such adjustment results in a constructive dividend to a Non-U.S. Holder of equity units, we may withhold on interest (or some other amount) paid to you in order to pay the proper United States withholding tax on such constructive dividend.

Contract Adjustment Payments

We intend to treat any contract adjustment payments paid to a Non-U.S. Holder as amounts generally subject to United States withholding tax at a 30% rate.

In certain circumstances, a Non-U.S. Holder may be entitled to a reduced rate of withholding (or a complete exemption from withholding) pursuant to an applicable income tax treaty. In order to claim any benefits of an applicable income tax treaty that may be available, a Non-U.S. Holder will be required to provide a properly executed IRS Form W-8BEN (or suitable substitute form). Prospective investors should consult their own tax advisors concerning contract adjustment payments including the possibility that any contract adjustment payment may be treated as a loan, purchase price adjustment, rebate, or payment analogous to an option premium.

Sale, Exchange, or Other Disposition of Equity Units, Senior Notes, Purchase Contracts, Treasury Securities, Applicable Ownership Interest in the Treasury portfolio or Shares of Common Stock

Any gain recognized by a Non-U.S. Holder upon the sale, exchange, or other disposition of equity units, senior notes, purchase contracts, Treasury securities, applicable ownership interest in the Treasury portfolio, or shares of our common stock generally will not be subject to U.S. Federal income tax, unless (1) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year in which the disposition takes place and certain other conditions are met or (2) in the case of purchase contracts or shares of our common stock, such purchase contracts or shares of our common stock are considered “United States real property interests” for U.S. Federal income tax purposes.

Purchase contracts or shares of our common stock generally will be treated as United States real property interests if we are (or, during a specified period, have been) a “United States real property holding corporation” for U.S. Federal income tax purposes. We believe that we are not, have never been and will not become a “United States real property holding corporation.”

Backup Withholding and Information Reporting

In general, no information reporting or backup withholding will be required with respect to payments made by us on the equity units or the senior notes if the Non-U.S. Holder has provided us with a properly executed IRS Form W-8BEN (or suitable substitute form) and we do not have actual knowledge or reason to know that the Non-U.S. Holder is a United States person. In addition, no information reporting or backup withholding will be required with respect to proceeds from a disposition of equity units, senior notes, Treasury securities, applicable ownership interest in the Treasury portfolio; or shares of our common stock (even if the disposition is considered to effected within the United States or through a U.S. financial intermediary) if the payor receives a properly executed IRS Form W-8BEN (or suitable substitute form) and does not have actual knowledge or reason to know that the Non-U.S. Holder is a United States person, or if you otherwise establish an exemption. Under current law, backup withholding is imposed at a 28% rate. Any amounts withheld under the backup withholding tax rules will be creditable against the Non-U.S. Holder’s U.S. Federal income tax liability, or allowed as a refund, provided that the required information is timely provided to the IRS.

UNDERWRITING

The Company and the underwriters named below have entered into an underwriting agreement with respect to the corporate units being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of corporate units indicated in the following table. Goldman, Sachs & Co., Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as joint book-running managers and representatives of the underwriters.

Underwriters	Number of Corporate Units
Goldman, Sachs & Co.
Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Total

The underwriters are committed to take and pay for all of the corporate units being offered, if any are taken, other than the corporate units covered by the option described below unless and until this option is exercised.

If the underwriters sell more corporate units than the total number set forth in the table above, the underwriters have an option to buy up to an additional              corporate units from the Company. They may exercise that option for 30 days. If any corporate units are purchased pursuant to this option, the underwriters will severally purchase corporate units in approximately the same proportion as set forth in the table above.

The following table shows the per corporate unit and total underwriting discounts and commissions to be paid to the underwriters by the Company. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase              additional corporate units.

Paid by the Company	No Exercise	Full Exercise
Per Corporate Unit	$	$
Total	$	$

Corporate units sold by the underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus. Any corporate units sold by the underwriters to securities dealers may be sold at a discount of up to $             per corporate unit from the offering price. If all the corporate units are not sold at the offering price, the representatives may change the offering price and the other selling terms. The offering of the corporate units by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

In connection with the concurrent initial public offering, the Company and its officers, directors, and holders of substantially all of the Company’s common stock, including the selling stockholder, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of the prospectus relating to the concurrent initial public offering, except with the prior written consent of Goldman, Sachs & Co., Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated. This agreement does not apply to the Company’s issuance of securities pursuant to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period the Company issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, the Company announces that it will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

An application will be made to list the corporate units on the New York Stock Exchange under the symbol “                ”, subject to official notice of issuance. We do not have any obligation or current intention to apply for any separate listing of the treasury units or senior notes. We have been advised by the underwriters that they intend to make a market in the corporate units, treasury units and senior notes. The underwriters are not obligated to do so and may discontinue their market making at any time without notice. There can be no assurance that an active trading market will develop for the corporate units or that the equity units will trade at or above the offering price in the public market subsequent to the offering.

In connection with the offering, the underwriters may purchase and sell corporate units in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of corporate units than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional corporate units from the Company in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional corporate units or purchasing corporate units in the open market. In determining the source of corporate units to close out the covered short position, the underwriters will consider, among other things, the price of corporate units available for purchase in the open market as compared to the price at which they may purchase additional corporate units pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing corporate units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased corporate units sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the corporate units, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the corporate units. As a result, the price of the corporate units may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each referred to as a Relevant Member State, each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, referred to as the Relevant Implementation Date, it has not made and will not make an offer of corporate units to the public in that Relevant Member State prior to the publication of a prospectus in relation to the corporate units which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of corporate units to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of corporate units to the public” in relation to any corporate units in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the corporate units to be offered so as to enable an investor to decide to purchase or subscribe the corporate units, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act of 2000, referred to as the FSMA) received by it in connection with the issue or sale of the corporate units in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the corporate units in, from or otherwise involving the United Kingdom.

The corporate units may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the corporate units may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to corporate units which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the corporate units may not be circulated or distributed, nor may the corporate units be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, referred to as the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the corporate units are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The corporate units have not been and will not be registered under the Securities and Exchange Law of Japan, referred to as the Securities and Exchange Law, and each underwriter has agreed that it will not offer or sell any corporate units, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of corporate units offered.

The Company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $            .

The Company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the Company, for which they received or will receive customary fees and expenses. Goldman, Sachs & Co., Citigroup Global Markets Inc., and Merrill Lynch, Pierce, Fenner & Smith Incorporated are joint book-running managers of the concurrent initial public offering. An affiliate of Goldman, Sachs & Co. and an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated are each participating lenders, and an affiliate of Citigroup Global Markets Inc. is a co-lead arranger and a lender under AWCC’s $800.0 million unsecured revolving credit facility. An affiliate of Goldman, Sachs & Co. and an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated are each lenders, and an affiliate of Citigroup Global Markets Inc. is a co-lead arranger and a lender, under RWE’s Euro 4,000 million facilities agreement. An affiliate of Citigroup Global Markets Inc. is a dealer, and an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated is an arranger and a dealer, under RWE’s Euro 20,000 million debt issuance program. In addition, an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated is a dealer in AWCC’s commercial paper program and serves as the Company’s 401(k) plan administrator.

A prospectus in electronic format may be made available by one or more of the underwriters on a website maintained by a third-party vendor or by one or more of the underwriters. The representatives may agree to allocate a number of corporate units to underwriters for sale to their online brokerage account holders. The representatives will allocate corporate units to underwriters that may make internet distributions on the same basis as other allocations. In addition, corporate units may be sold by the underwriters to securities dealers who resell corporate units to online brokerage account holders. Other than the prospectus in electronic format, the information on such website is not part of the prospectus.

VALIDITY OF THE EQUITY UNITS

The validity of the equity units offered hereby will be passed upon for us by Cravath, Swaine & Moore LLP, New York, New York, and for the underwriters by Sullivan & Cromwell LLP, New York.

EXPERTS

The consolidated financial statements of American Water Works Company, Inc. and Subsidiary Companies (formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies) as of December 31, 2006 and 2005 and for the three years ended December 31, 2006, included in this prospectus have been so included in reliance on the preamble report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the corporate units we propose to sell in this offering. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement. For further information about us and the corporate units we propose to sell in this offering, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. The registration statement may be inspected without charge at the principal office of the SEC in Washington, D.C. and copies of all or any part of the registration statement may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E. Washington, D.C. 20549. Copies of such material can also be obtained at prescribed rates by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC’s toll-free number is 1-800-SEC-0330. In addition, the SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Since our acquisition by RWE in 2003, we were not required to file periodic reports with the SEC.

Upon completion of the concurrent initial public offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended. The periodic reports and other information that we file with the SEC will be available for inspection and copying at the SEC’s public reference facilities and on the website of the SEC referred to above.

GLOSSARY

“authorized area” refers to a geographic area in which we provide water and wastewater services pursuant to a certificate of public convenience and necessity (or similar authorizations).

“certificate of public convenience and necessity” refers to a certificate issued by a state PUC granting an exclusive right with respect to investor-owned utilities to provide service within a designated service area, and which provides limited protection from competition within that area from other investor-owned utilities.

“DBO” refers to services provided pursuant to a contract to design, build and operate a water or wastewater system.

“forward-looking test year” is a device employed by state PUCs that takes account of current or projected costs or current or projected invested capital and other “known and measurable changes” in our business, in the rate setting process, as opposed to relying strictly on historical data.

“infrastructure surcharge” is a device employed by a state PUC that allows for adjustment of our basic rates and charges for specified portions of capital expenditures, generally related to replacement of aging infrastructure, outside the context of a general rate proceeding.

“O&M” refers to services provided pursuant to a contract to operate and maintain a water or wastewater system.

“rate case” means the process to obtain approval for a change in rates that involves filing a petition with a state PUC on a periodic basis as determined by our capital expenditures needs and our operating costs.

“single tariff” is a policy employed by a state PUC pursuant to which all customers in a state or a region within a state are charged utilizing a single rate structure, regardless of which individual water and/or wastewater system serves them.

“test year” is a device employed by a state PUC to determine costs and revenues for regulated utilities for the purposes of setting rates.

“tuck-in” means an acquisition of a small water and/or wastewater system, typically serving fewer than 10,000 customers, in close geographic proximity to locations where we operate our Regulated Businesses.

G-1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of

American Water Works Company, Inc.

The merger of American Water Works Company, Inc. and Thames Water Aqua US Holdings, Inc. described in Note 1 to the consolidated financial statements has not been consummated at August 27, 2007. When it has been consummated, we will be in a position to furnish the following report:

“In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in common stockholder’s equity and comprehensive income (loss) and of cash flows present fairly, in all material respects, the financial position of American Water Works Company, Inc. and Subsidiary Companies (formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies) at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for its defined benefit pension and other postretirement benefit plans effective December 31, 2006.”

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania

August 9, 2007, except for Notes 21 and 22 which are as of August 27, 2007

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Consolidated Balance Sheets

December 31, 2006 and 2005

(Dollars in thousands, except for share and per share data)

ASSETS

	2006	2005
Property, plant and equipment
Utility plant—at original cost, net of accumulated depreciation	$8,605,341	$8,101,769
Nonutility property, net of accumulated depreciation	115,216	105,522

Total property, plant and equipment	8,720,557	8,207,291

Current assets
Cash and cash equivalents	29,754	65,077
Restricted funds	2,100	7,497
Utility customer accounts receivable	153,583	136,600
Allowance for uncollectible accounts	(23,061)	(15,051)
Unbilled utility revenues	123,180	105,996
Non-regulated trade and other receivables, net	54,463	110,420
Materials and supplies	23,012	27,462
Assets of discontinued operations	12,834	60,720
Other	36,576	32,452

Total current assets	412,441	531,173

Regulatory and other long-term assets
Regulatory assets	587,157	529,754
Restricted funds	17,239	2,431
Goodwill	2,962,493	3,181,570
Other	83,172	89,810

Total regulatory and other long-term assets	3,650,061	3,803,565

TOTAL ASSETS	$12,783,059	$12,542,029

The accompanying notes are an integral part of these consolidated financial statements.

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Consolidated Balance Sheets

December 31, 2006 and 2005

(Dollars in thousands, except for share and per share data)

CAPITALIZATION AND LIABILITIES

	2006	2005
Capitalization
Common stockholder’s equity	$3,817,397	$2,804,716
Preferred stock without mandatory redemption requirements	4,568	4,571
Long-term debt
Long-term debt	3,096,404	3,011,827
Redeemable preferred stock at redemption value	1,774,475	1,774,691

Total capitalization	8,692,844	7,595,805

Current liabilities
Short-term debt	719,745	374,063
Current portion of long-term debt	287,383	1,644,188
Accounts payable	140,691	133,477
Taxes accrued, including federal income	28,115	95,583
Interest accrued	34,775	52,906
Liabilities of discontinued operations	2,478	13,511
Other	150,475	182,586

Total current liabilities	1,363,662	2,496,314

Regulatory and other long-term liabilities
Advances for construction	615,671	560,659
Deferred income taxes	583,403	538,304
Deferred investment tax credits	36,533	37,935
Regulatory liability—cost of removal	166,867	152,686
Accrued pension expense	314,577	257,328
Accrued postretirement benefit expense	144,904	141,128
Other	110,354	66,886

Total regulatory and other long-term liabilities	1,972,309	1,754,926

Contributions in aid of construction	754,244	694,984

Commitments and contingencies (See Note 17)	—	—

TOTAL CAPITALIZATION AND LIABILITIES	$12,783,059	$12,542,029

The accompanying notes are an integral part of these consolidated financial statements.

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Consolidated Statements of Operations

For the Years Ended December 31, 2006, 2005 and 2004

(Dollars in thousands, except for share and per share data)

	2006	2005	2004
Operating revenues	$2,093,067	$2,136,746	$2,017,871

Operating expenses
Operation and maintenance	1,174,544	1,201,566	1,121,970
Depreciation and amortization	259,181	261,364	225,260
General taxes	185,065	183,324	170,165
Loss (gain) on sale of assets	79	(6,517)	(8,611)
Impairment charges	221,685	385,434	78,688

Total operating expenses, net	1,840,554	2,025,171	1,587,472

Operating income (loss)	252,513	111,575	430,399

Other income (deductions)
Interest	(365,970)	(345,257)	(315,944)
Allowance for other funds used during construction	5,980	5,810	5,476
Allowance for borrowed funds used during construction	2,652	2,420	2,923
Amortization of debt expense	(5,062)	(4,367)	(3,377)
Preferred dividends of subsidiaries	(215)	(227)	(410)
Other, net	1,164	5,895	6,361

Total other income (deductions)	(361,451)	(335,726)	(304,971)

Income (loss) from continuing operations before income taxes	(108,938)	(224,151)	125,428
Provision for income taxes	46,912	50,979	66,328

Income (loss) from continuing operations	(155,850)	(275,130)	59,100
Income (loss) from discontinued operations, net of tax	(6,393)	(49,910)	(124,018)

Net loss	$(162,243)	$(325,040)	$(64,918)

Basic earnings per common share
Income (loss) from continuing operations	$(155,850)	$(275,130)	$59,100

Income (loss) from discontinued operations, net of tax	$(6,393)	$(49,910)	$(124,018)

Net loss	$(162,243)	$(325,040)	$(64,918)

Diluted earnings per common share
Income (loss) from continuing operations	$(155,850)	$(275,130)	$59,100

Income (loss) from discontinued operations, net of tax	$(6,393)	$(49,910)	$(124,018)

Net loss	$(162,243)	$(325,040)	$(64,918)

Average common shares outstanding during the period
Basic	1,000	1,000	1,000

Diluted	1,000	1,000	1,000

The accompanying notes are an integral part of these consolidated financial statements.

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2006, 2005 and 2004

(Dollars in thousands, except for share and per share data)

	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss	$(162,243)	$(325,040)	$(64,918)
Adjustments
(Gain) loss on sale of businesses	1,001	15,407	—
Depreciation and amortization	259,181	261,364	225,260
Impairment charges	227,802	420,370	215,951
Removal costs net of salvage	34,627	32,196	32,164
Provision for deferred income taxes	34,464	26,861	82,626
Amortization of deferred investment tax credits	(1,306)	(1,612)	(1,605)
Provision for losses on utility accounts receivable	26,706	27,485	18,981
Allowance for other funds used during construction	(5,980)	(5,810)	(5,476)
Employee benefit expenses greater (less) than funding	7,418	4,251	(9,075)
(Gain) loss on sale of assets	79	(6,517)	(8,611)
Deferred regulatory costs	(19,986)	(10,427)	(15,068)
Amortization of deferred charges	18,971	24,993	16,677
Other, net	(408)	10,566	8,311
Changes in assets and liabilities
Accounts receivable and unbilled utility revenues	3,094	4,589	1,088
Other current assets	326	20,060	(26,032)
Accounts payable	7,214	23,100	12,543
Taxes accrued, including federal income	(56,970)	4,193	20,011
Interest accrued	(18,131)	4,564	(6,682)
Other current liabilities	(32,111)	(5,158)	(37,737)

Net cash provided by operating activities	323,748	525,435	458,408

CASH FLOWS FROM INVESTING ACTIVITIES
Construction expenditures	(688,843)	(558,446)	(546,241)
Allowance for other funds used during construction	5,980	5,810	5,476
Acquisitions	(12,534)	(4,979)	(1,599)
Proceeds from sale of assets and securities	3,665	1,528	6,726
Proceeds from sale of discontinued operations	30,151	15,336	17,000
Removal costs from property, plant and equipment retirements	(20,446)	(17,928)	(12,870)
Receivable from affiliates	—	562	20,095
Restricted funds	(9,411)	27,952	(34,490)

Net cash used in investing activities	(691,438)	(530,165)	(545,903)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debt	582,498	494,322	412,242
Repayment of long-term debt	(637,479)	(66,039)	(215,761)
Net borrowings (repayments) under short-term debt agreements	345,682	(485,334)	(128,408)
Advances and contributions for construction, net of refunds	47,446	51,985	45,061
Debt issuance costs	(5,239)	(3,347)	(4,288)
Redemption of preferred stocks	(541)	(636)	(13,592)

Net cash provided by (used in) financing activities	332,367	(9,049)	95,254

Net (decrease) increase in cash and cash equivalents	(35,323)	(13,779)	7,759
Cash and cash equivalents at January 1	65,077	78,856	71,097

Cash and cash equivalents at December 31	$29,754	$65,077	$78,856

Cash paid during the year for:
Interest, net of capitalized amount	$402,370	$349,084	$336,715

Income taxes paid, net of refunds	$11,633	$43,694	$18,109

Non-cash investing and financing activities:
Advances and contributions for construction	$72,892	$85,818	$101,704

Capital contribution (See Note 11)	$1,194,454	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Consolidated Statements of Changes in Common Stockholder’s Equity and Comprehensive Income (Loss)

December 31, 2006, 2005 and 2004

(Dollars in thousands, except for share and per share data)

	Common Stock		Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Common Stockholder’s Equity	Comprehensive Income (Loss)
	Shares	Par Value
Balance at December 31, 2003	1,000	$1	$3,378,000	$(184,091)	$4,234	$3,198,144
Net loss	—	—	—	(64,918)	—	(64,918)	$(64,918)
Market value adjustments for investments, net of tax of $1,381	—	—	—	—	(2,565)	(2,565)	(2,565)
Additional minimum pension liability, net of tax of $171	—	—	—	—	267	267	267
Foreign currency translation	—	—	—	—	(1,373)	(1,373)	(1,373)

Total comprehensive loss							$(68,589)

Balance at December 31, 2004	1,000	$1	$3,378,000	$(249,009)	$563	$3,129,555
Net loss	—	—	—	(325,040)	—	(325,040)	$(325,040)
Market value adjustments for investments, net of tax of $125	—	—	—	—	(233)	(233)	(233)
Additional minimum pension liability, net of tax of $302	—	—	—	—	(472)	(472)	(472)
Foreign currency translation	—	—	—	—	906	906	906

Total comprehensive loss							$(324,839)

Balance at December 31, 2005	1,000	$1	$3,378,000	$(574,049)	$764	$2,804,716
Net loss	—	—	—	(162,243)	—	(162,243)	$(162,243)
Capital contribution	—	—	1,194,454	—	—	1,194,454	—
Market value adjustments for investments, net of tax of $254	—	—	—	—	471	471	471
Additional minimum pension liability, net of tax of $1,115	—	—	—	—	1,744	1,744	1,744
Recognition of underfunded status (See Note 7)	—	—	—	—	(21,919)	(21,919)	—
Foreign currency translation	—	—	—	—	174	174	1 74

Total comprehensive loss							$(159,854)

Balance at December 31, 2006	1,000	$1	$4,572,454	$(736,292)	$(18,766)	$3,817,397

The accompanying notes are an integral part of these consolidated financial statements.

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(Dollars in thousands, except for share and per share data)

Note 1: Organization and Operation

American Water Works Company, Inc. (“AWW”) and its subsidiaries (collectively referred to herein as the “Company”), formerly Thames Water Aqua US Holdings, Inc. (“TWAUSHI”) and a wholly owned subsidiary of RWE Aktiengesellschaft (“RWE”), is the holding company for regulated and non-regulated subsidiaries throughout the United States of America and Ontario, Canada. The regulated subsidiaries provide water and wastewater services and, as public utilities, function under rules and regulations prescribed by state regulators. These regulated subsidiaries have similar long-term economic characteristics and are operationally segregated into the 20 U.S. states in which the Company operates regulated utilities. The non-regulated subsidiaries include distinctive lines of business including Homeowner Services, which provides water and sewer line protection plans for homeowners, the Operations and Maintenance contracts group, which conducts operation and maintenance of water and wastewater facilities for municipalities and the United States Military, among others, and Carbon Regeneration, which sells granular activated carbon technologies to help remove contaminants and improve the quality of drinking water.

RWE has announced its intention to divest the Company through an initial public offering (“IPO”). These consolidated financial statements represent the consolidated results of the Company, formerly issued under the name of TWAUSHI. The Company’s name has been changed in anticipation of RWE’s offering. AWW is currently a wholly owned subsidiary of TWAUSHI. Both AWW and TWAUSHI are within a common control group of entities being divested by RWE with AWW as the lead entity. Prior to the consummation of this divestiture, TWAUSHI will be merged with and into AWW, with AWW as the surviving entity. The aforementioned merger will be completed prior to the IPO. The IPO will require filing of a registration statement with the U.S. Securities and Exchange Commission. The registration will be filed in the name of AWW.

Note 2: Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of AWW and its subsidiaries. Intercompany balances and transactions between subsidiaries have been eliminated. The Company uses the equity method to report its investments in two joint venture investments in each of which the Company holds a 50% voting interest and cannot exercise control over the operations and policies of the investments. Under the equity method, the Company records its interests as an investment and its percentage share of earnings as earnings or losses of investee.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The Company considers benefit plan assumptions, the carrying values of goodwill and other long-lived assets, including regulatory assets, revenue recognition and accounting for income taxes to be its critical accounting estimates.

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

(Dollars in thousands, except for share and per share data)

Regulation

The regulated utilities are subject to regulation by the public utility commissions and the local governments of the states in which they operate (the “Regulators”). These Regulators have allowed recovery of costs and credits which the Company has recorded as regulatory assets and liabilities. Accounting for future recovery of costs and credits as regulatory assets and liabilities is in accordance with Statement of Financial Accounting Standards No. 71, “Accounting for the Effects of Certain Types of Regulation” (“SFAS 71”). This statement sets forth the application of generally accepted accounting principles for those companies whose rates are established by or are subject to approval by an independent third-party regulator. Under SFAS 71, regulated utilities defer costs and credits on the balance sheet as regulatory assets and liabilities when it is probable that those costs and credits will be recognized in the rate making process in a period different from the period in which they would have been reflected in operations by a non-regulated company. These deferred regulatory assets and liabilities are then reflected in the statement of operations in the period in which the costs and credits are reflected in the rates charged for service.

Property, Plant and Equipment

Property, plant and equipment consist primarily of utility plant. Additions to utility plant and replacements of retirement units of property are capitalized. Costs include material, direct labor and such indirect items as engineering and supervision, payroll taxes and benefits, transportation and an allowance for funds used during construction. The costs incurred to acquire and internally develop computer software for internal use are capitalized as a unit of property. Repairs and maintenance are charged to current operations.

When units of property are replaced, retired or abandoned, the recorded value thereof is credited to the asset account and charged to accumulated depreciation. To the extent the Company recovers cost of removal or other retirement costs through rates after the retirement costs are incurred, a regulatory asset is recorded. In some cases, the Company recovers retirement costs through rates during the life of the associated asset and before the costs are incurred. These amounts result in a regulatory liability being reported based on the amounts previously recovered through customer rates, until the costs to retire those assets are incurred.

The cost of property, plant and equipment is depreciated using the straight-line average remaining life method.

Non-utility property consists primarily of buildings and equipment utilized by the Company for internal operations. This property is stated at cost, net of accumulated depreciation calculated using the straight-line method over the estimated useful lives of the assets, ranging from three to forty years.

Cash and Cash Equivalents

Substantially all cash is invested in interest-bearing accounts. All highly liquid investments with a maturity of three months or less when purchased are considered to be cash equivalents.

Restricted Funds

Restricted funds represent proceeds received from financings for the construction and capital improvement of utility facilities. The proceeds of these financings are held in escrow until the construction expenditures are incurred. Restricted funds expected to be released within 12 months subsequent to year-end are classified as current.

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

(Dollars in thousands, except for share and per share data)

Utility Customer Accounts Receivable

Regulated utility customer accounts receivable represent amounts billed to water and wastewater customers on a cycle basis. Credit is extended based on the guidelines of the applicable Regulators and generally, collateral is not required.

Allowance for Uncollectible Accounts

Allowances for uncollectible accounts are maintained for estimated probable losses resulting from the inability of customers to make required payments. Accounts that are outstanding longer than the payment terms are considered past due. A number of factors are considered in determining the allowance for uncollectible accounts, including the length of time receivables are past due and previous loss history. The Company writes off accounts when they become uncollectible. (See Note 4)

Non-Regulated Trade and Other Receivables, Net

Non-Regulated trade and other receivables, net consists of non-regulated trade accounts receivable and non-regulated unbilled revenues, net of a reserve for doubtful accounts and non-utility customer receivables of the Regulated Businesses. In determining the reserve for uncollectible non-regulated accounts, the Company considers the length of time the trade accounts receivable are past due and the customer’s current ability to pay their obligation. Unbilled receivables are accrued when service has been provided but has not been billed to customers. (See Note 5)

Materials and Supplies

Materials and supplies are stated at the lower of cost or net realizable value. Cost is determined using the average cost method.

Goodwill

The Company considers the carrying value of goodwill to be one of its critical accounting estimates used in the preparation of the consolidated financial statements. The Company believes the current assumptions and other considerations used to value goodwill to be appropriate. However, if actual experience differs from the assumptions and considerations used in its analysis, the resulting change could have a material impact on the consolidated financial statements.

Goodwill is associated with the acquisitions of American Water Works Company, Inc. in 2003 and E’town Corporation in 2001 (the “Acquisitions”) and has been assigned to reporting units based on the fair values at the date of the Acquisitions. The regulated utility subsidiaries have been aggregated and deemed a single reporting unit, the Regulated Businesses, as they have similar economic characteristics. The Non-Regulated Businesses segment is organized into seven reporting units. In accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), goodwill is reviewed annually, or more frequently if changes in circumstances indicate the carrying value may not be recoverable. To test for impairment, the Company utilizes discounted estimated future cash flows (and comparable public company analyses for the Regulated Businesses) to measure fair value for each reporting unit. This calculation is highly sensitive to both the estimated future cash flows of each reporting unit and the discount rate assumed in these calculations. Annual impairment reviews are performed in the fourth quarter of the calendar year, in conjunction with the timing of the Company’s annual strategic business plan.

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

(Dollars in thousands, except for share and per share data)

For each of the years ended December 31, 2006, 2005 and 2004, the Company determined that its goodwill, including goodwill of discontinued operations, was impaired and recorded impairments of $227,802, $396,348 and $192,936 respectively. (See Note 18)

Impairment of Long-Lived Assets

The Company considers the carrying value of long-lived assets to be one of its critical accounting estimates used in the preparation of its consolidated financial statements. The Company believes the current assumptions and other considerations used to evaluate the carrying value of long-lived assets to be appropriate. However, if actual experience differs from the assumptions and considerations used in its estimates, the resulting change could have a material adverse impact on the consolidated financial statements.

Long-lived assets, other than goodwill, include land, buildings, equipment and long-term investments. Long-lived assets, other than investments and land, are depreciated over their estimated useful lives, and are reviewed for impairment whenever changes in circumstances indicate the carrying value of the asset may not be recoverable. Such circumstances would include items such as a significant decrease in the market price of a long-lived asset, a significant adverse change in the manner the asset is being used or planned to be used or in its physical condition, or a history of operating or cash flow losses associated with the use of the asset. In addition, changes in the expected useful life of these long-lived assets may also be an impairment indicator. When such events or changes occur, the Company estimates the fair value of the asset from future cash flows expected to result from the use and, if applicable, the eventual disposition of the assets and compares that to the carrying value of the asset. If the carrying value is greater than the fair value, an impairment loss is recorded.

The key variables that must be estimated include assumptions regarding sales volume, rates, operating costs, labor and other benefit costs, capital additions, assumed discount rates and other economic factors. These variables require significant management judgment and include inherent uncertainties since they are forecasting future events. If such assets are considered impaired, an impairment loss is recognized equal to the amount by which the assets carrying value exceeds its fair value.

The long-lived assets of the Regulated Businesses are grouped on a separate entity basis for impairment testing as they are integrated state-wide operations that do not have the option to curtail service and generally have uniform tariffs. A regulatory asset is charged to earnings if and when future recovery in rates of that asset is no longer probable.

Due to changes in the Company’s strategic business plan, the Company performed impairment analyses for long-lived assets, other than investments and goodwill, as of December 31, 2006, 2005 and 2004. As a result of the impairment analyses, the Company recorded pretax charges of $0, $24,022 and $23,015 for the years ended December 2006, 2005 and 2004, respectively. The impairments primarily resulted from lower than expected growth, slower development compared with original expectations, and a building with a carrying value that exceeded its fair value. These charges are included in impairment charges in the statements of operations. The remaining values as of December 31, 2006, 2005 and 2004 were determined to be appropriate.

The Company holds other investments including investments in public equity securities classified as available for sale, privately held companies, and investments in joint ventures accounted for using the equity method. The Company disposed of its public securities in 2005 and holds no such securities as of December 31, 2006 and 2005. The company’s investments in privately held companies and joint ventures are classified as other long-term assets.

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

(Dollars in thousands, except for share and per share data)

The fair values of long-term investments are dependent on the financial performance and solvency of the entities in which the Company invests, as well as volatility inherent in the external markets. In assessing potential impairment for these investments, the Company considers these factors and in one case also receives annual appraisals. If such assets are considered impaired, an impairment loss is recognized equal to the amount by which the asset’s carrying value exceeds its fair value. As a result of fair value analyses, the Company recorded pretax charges of $750 for the year ended December 31, 2006 and $0 for the years ended December 31, 2005 and 2004.

Advances and Contributions in Aid of Construction

The Regulated Businesses may receive advances and contributions from customers, home builders and real estate developers to fund construction necessary to extend service to new areas. Advances for construction are refundable for limited periods of time as new customers begin to receive service or other contractual obligations are fulfilled. Amounts which are no longer refundable are reclassified to contributions in aid of construction. Non-cash utility property has been received, primarily from developers, as advances or contributions of $72,892, $85,818 and $101,704 for the years ended December 31, 2006, 2005 and 2004, respectively.

Utility plant funded by advances and contributions is excluded from rate base. Generally, the Company depreciates contributed property and amortizes contributions in aid of construction at the composite rate of the related property. Certain of the Company’s subsidiaries do not depreciate contributed property, based on regulatory guidelines. Amortization of contributions in aid of construction was $16,697, $14,960 and $12,686 for the years ended December 31, 2006, 2005 and 2004, respectively.

Recognition of Revenues

Revenues of the Regulated Businesses are recognized as water and wastewater services are provided and include amounts billed to customers on a cycle basis and unbilled amounts based on estimated usage from the date of the latest meter reading to the end of the accounting period. Revenue from our Non-Regulated Businesses is recognized as services are provided.

Revenues from certain construction projects are recognized over the contract term based on the estimated percentage of completion during the period compared to the total estimated services to be provided over the entire contract. Losses on contracts are recognized during the period in which the loss first becomes known. Revenues recognized during the period in excess of billings on construction contracts are recorded as unbilled revenue. Billings in excess of revenues recognized on construction contracts are recorded as other current liabilities on the balance sheet until the recognition criteria are met. Changes in contract performance and related estimated contract profitability may result in revisions to costs and revenues and are recognized in the period in which revisions are determined.

Construction Contract

In accordance with the American Institute of Certified Public Accountants’ Statement of Position 81-1, “Accounting for Performance of Construction-Type and Certain Production Type Contracts,” the Consolidated Statements of Operations include revenues and operation and maintenance expenses related to an agreement for the design, construction and operation of a water treatment plant. Under this agreement, revenues were $49,513, $112,903 and $62,625 and operation and maintenance expenses were $48,795, $111,813 and $62,021 as of December 31, 2006, 2005 and 2004, respectively.

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

(Dollars in thousands, except for share and per share data)

The construction is scheduled to be completed in 2007, and the Company will operate and maintain the water treatment plant for an initial contract period of twenty years beginning in 2007.

Taxes

The parent company and its subsidiaries participate in a consolidated federal income tax return for United States tax purposes. Members of the consolidated group are charged with the amount of federal income tax expense determined as if they filed separate returns.

Certain income and expense items are accounted for in different time periods for financial reporting than for income tax reporting purposes. Deferred income taxes have been provided on the difference between the tax bases of assets and liabilities and the amounts at which they are carried in the financial statements. These deferred income taxes are based on the enacted tax rates to be in effect when such temporary differences are expected to reverse. The Regulated Businesses also recognize regulatory assets and liabilities for the effect on revenues expected to be realized as the tax effects of temporary differences previously flowed through to customers reverse.

Investment tax credits have been deferred by the Regulated Businesses and are being amortized to income over the average estimated service lives of the related assets.

The Company accounts for sales tax collected from customers and remitted to taxing authorities on a net basis.

Allowance for Funds Used During Construction (“AFUDC”)

AFUDC is a non-cash credit to income with a corresponding charge to utility plant which represents the cost of borrowed funds and a return on equity funds devoted to plant under construction. The Regulated Businesses record AFUDC to the extent permitted by the Regulators.

Environmental Costs

Environmental expenditures that relate to current operations or provide a future benefit are expensed or capitalized as appropriate. Remediation costs that relate to an existing condition caused by past operations are accrued when it is probable that these costs will be incurred and can be reasonably estimated. Remediation costs accrued amounted to $6,600 and $5,557 at December 31, 2006 and 2005, respectively. (See Note 6)

New Accounting Standards

In February 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115” (“SFAS 159”). This standard permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This standard will be effective for the Company on January 1, 2008. The Company is currently evaluating the effect, if any, that the adoption of SFAS 159 will have on its results of operations, financial position and cash flows.

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

(Dollars in thousands, except for share and per share data)

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R),” (“SFAS 158”). This statement requires the recognition of the overfunded or underfunded status of pension and other postretirement benefit plans on the balance sheet. Under SFAS 158, actuarial gains and losses, prior service costs or credits, and transition obligations and assets that have not been recognized in net periodic benefit cost under previous accounting standards will be recognized as a regulatory asset for the portion of the underfunded liability that meets the recovery criteria prescribed in SFAS 71 and as accumulated other comprehensive income, net of tax effects, for that portion of the underfunded liability that does not meet SFAS 71 regulatory accounting criteria. The Company adopted the recognition and disclosure requirements of the statement as of the end of fiscal year 2006. (See Notes 6 and 7)

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements,” (“SFAS 157”). This statement defines fair value, establishes a framework for using fair value to measure assets and liabilities, and expands disclosures about fair value measurements. The statement applies when other statements require or permit the fair value measurement of assets and liabilities. This statement does not expand the use of fair value measurement. SFAS 157 is effective for the Company beginning January 1, 2008. The Company is currently evaluating the provisions of this statement and has not yet determined the effect of adoption on its results of operations or financial position.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in current year financial statements for purposes of determining whether the current year’s financial statements are materially misstated. SAB 108 is effective for the fiscal year ended December 31, 2006.

In June, 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” (“FIN 48”) an Interpretation of SFAS No. 109, “Accounting for Income Taxes.” FIN 48 is intended to address inconsistencies among entities with the measurement and recognition in accounting for income tax deductions for financial statement purposes. Specifically, FIN 48 addresses the timing of the recognition of income tax benefits. FIN 48 requires the financial statement recognition of an income tax benefit when the Company determines that it is more likely than not that the tax position will be sustained. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted as required on January 1, 2007 and it did not have a significant effect on its results of operations or financial position.

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

(Dollars in thousands, except for share and per share data)

Note 3: Utility Plant

The components of utility plant by category at December 31 are as follows:

	Range of Remaining Useful Lives	2006	2005
Water plant
Land and other non-depreciable assets		$138,693	$134,816
Sources of supply	5 to 100 Years	458,396	422,318
Treatment and pumping facilities	2 to 90 Years	2,170,752	2,072,205
Transmission and distribution facilities	8 to 100 Years	5,064,202	4,714,806
Services, meters and fire hydrants	5 to 100 Years	1,855,881	1,709,413
General structures and equipment	3 to 70 Years	759,475	740,037
Wastewater plant	4 to 75 Years	453,571	436,570
Construction work in progress		277,044	250,710

		11,178,014	10,480,875
Less accumulated depreciation		2,572,673	2,379,106

		$8,605,341	$8,101,769

Utility plant depreciation expense amounted to $231,231 in 2006, $241,633 in 2005 and $204,325 in 2004. Included in the 2005 amount is $21,644 resulting from an information technology project that was abandoned.

Note 4: Allowance for Uncollectible Accounts

The following table summarizes the changes in the Company’s allowances for uncollectible accounts:

	2006	2005	2004
Balance at January 1,	$(15,051)	$(9,748)	$(7,666)
Amounts charged to expense	(26,706)	(27,485)	(18,981)
Amounts written off	21,538	24,677	19,560
Recoveries of amounts written off	(2,842)	(2,495)	(2,661)

Balance at December 31,	$(23,061)	$(15,051)	$(9,748)

Note 5: Non-Regulated Trade and Other Receivables, Net

Components of the Company’s non-regulated trade and other receivables, net included in the Consolidated Balance Sheet are as follows:

	2006	2005
Non-Regulated trade accounts receivable	$23,365	$32,901
Allowance for doubtful accounts—non-regulated trade accounts receivable	(8,663)	(8,698)
Non-Regulated unbilled revenue	12,624	45,051
Other	27,137	41,166

	$54,463	$110,420

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

(Dollars in thousands, except for share and per share data)

Note 6: Regulatory Assets

The regulatory assets represent costs that are expected to be fully recovered from customers in future rates. Except for income taxes, regulatory assets are excluded from the Company’s rate base and do not earn a return. The components of regulatory assets are as follows:

	2006	2005
Regulatory asset-income taxes recoverable through rates	$230,860	$223,366
Debt and preferred stock expense	66,021	66,070
Deferred pension expense	106,622	68,554
Deferred other postretirement benefit expense	23,721	8,182
Deferred security costs	21,089	25,239
Deferred business services project expenses	21,368	23,960
Deferred tank painting costs	16,537	12,943
Deferred rate case	6,675	8,790
Purchase premium recoverable through rates	61,079	61,314
Environmental remediation recoverable through rates	6,600	5,557
Other	26,585	25,779

	$587,157	$529,754

The Company has recorded a regulatory asset for the additional revenues expected to be realized as the tax effects of temporary differences previously flowed through to customers reverse. These temporary differences are primarily related to the difference between book and tax depreciation on property placed in service before the adoption by the regulatory authorities of full normalization for rate making purposes. Full normalization requires no flow through of tax benefits to customers. The regulatory asset for income taxes recoverable through rates is net of the reduction expected in future revenues as deferred taxes previously provided, attributable to the difference between the state and federal income tax rates under prior law and the current statutory rates, reverse over the average remaining service lives of the related assets.

Debt expense is amortized over the lives of the respective issues. Call premiums on the redemption of long-term debt, as well as unamortized debt expense, are deferred and amortized to the extent they will be recovered through future service rates. Expenses of preferred stock issues without sinking fund provisions are amortized over 30 years from date of issue; expenses of issues with sinking fund provisions are charged to operations as shares are retired.

Pension expense in excess of the amount contributed to the pension plans is deferred by certain subsidiaries. These costs will be recovered in future service rates as contributions are made to the pension plan. As a result of the adoption of FAS 158 in 2006, the Company recorded an additional regulatory asset of $44,813, which is the portion of the underfunded status that is probable of recovery through rates in future periods.

Postretirement benefit expense in excess of the amount recovered in rates through 1997 has been deferred by certain subsidiaries. These costs are recognized in the rates charged for water service and will be fully recovered over a 20-year period ending in 2012 as authorized by the regulatory authorities. As a result of the adoption of FAS 158 in 2006, the Company recorded an additional regulatory asset of $16,687, which is the portion of the underfunded status that is probable of recovery through rates in future periods.

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

(Dollars in thousands, except for share and per share data)

The cost of additional security measures that were implemented to protect facilities after the terrorist attacks on September 11, 2001 has been deferred by certain subsidiaries. These costs are recognized in the rates charged for water service by certain subsidiaries.

Business services project expenses consist of reengineering and start-up activities for consolidated customer and shared administrative service centers that began operations in 2001. These costs are recognized in the rates charged for water service by certain subsidiaries.

Tank painting costs are generally deferred and amortized to current operations on a straight-line basis over periods ranging from 5 to 15 years, as authorized by the regulatory authorities in their determination of rates charged for service.

Purchase premium recoverable through rates is the recovery of the acquisition premium related to an asset acquisition by the Company’s California subsidiary during 2002. As authorized for recovery by the California regulator, these costs are being amortized to operations based on an agreed schedule of mortgage style amortization. The recovery period is from May 2004 through December 2041.

Environmental remediation recoverable through rates is the recovery of costs incurred by the Company’s California subsidiary under a settlement agreement entered into with the National Oceanic and Atmospheric Administration to improve habitat conditions in the Carmel River Watershed.

Note 7: Employee Benefits

Pension and Other Postretirement Benefits

The Company maintains noncontributory defined benefit pension plans covering eligible non-union employees of its Regulated Businesses and shared services operations. Benefits under the plans are based on the employee’s years of service and compensation. The pension plans have been closed for any employees hired on or after January 1, 2006. Union employees hired on or after January 1, 2001 had their accrued benefit frozen and will be able to receive this benefit as a lump sum upon termination or retirement. Union employees hired on or after January 1, 2001 and non-union employees hired on or after January 1, 2006 are provided with a 5.25% of base pay defined contribution plan.

The Company’s funding policy is to contribute at least the minimum amount required by the Employee Retirement Income Security Act of 1974. Pension plan assets are invested in a number of investments including equity and bond mutual funds, fixed income securities and guaranteed interest contracts with Principal and Hancock insurance companies.

Pension expense in excess of the amount contributed to the pension plans is deferred by certain regulated subsidiaries pending future recovery in rates charged for utility services as contributions are made to the plans. (See Note 6)

The Company also has several unfunded noncontributory supplemental non-qualified pension plans that provide additional retirement benefits to certain employees.

The Company maintains postretirement benefit plans providing varying levels of medical and life insurance to eligible retirees. The retiree welfare plans are closed for union employees hired on or after January 1, 2006. The plans had previously closed for non-union employees hired on or after January 1, 2002.

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

(Dollars in thousands, except for share and per share data)

The Company’s policy is to fund postretirement benefit costs accrued. Plan assets are invested in equity and bond mutual funds.

The obligations of the plans are dominated by obligations for active employees. Because the timing of expected benefit payments is so far in the future and the size of the plan assets are small relative to the Company’s assets, the investment strategy is to allocate a large portion of assets to equities, which the Company believes will provide the highest return over the long-term period. The fixed income assets are invested in long duration debt securities in order to better match the duration of the plan liability.

The liabilities of the pension and other postretirement benefit plans were adjusted to their fair value at the time of the Acquisitions. The Company periodically conducts an asset liability modeling study to ensure the investment strategy is aligned with the profile of the obligations. The long-term goals are to maximize the plan funded status and minimize contributions and pension expense, while taking into account the potential volatility risks on each of these items.

The asset allocation for the Company’s United States pension plans at the end of 2006 and 2005 by asset category, follows:

	Target Allocation 2006	Percentage of Plan Assets At Year End
Asset category		2006	2005
Equity securities	60%	60%	59%
Fixed income	40%	40%	41%

Total	100%	100%	100%

The Company’s other postretirement benefit plans are partially funded. The asset allocation for the Company’s other postretirement benefit plans at the end of 2006 and 2005, by asset category, follows:

	Allocation 2006	At Year End
Asset category		2006	2005
Equity securities	60%	60%	64%
Fixed income	40%	40%	36%

Total	100%	100%	100%

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

(Dollars in thousands, except for share and per share data)

The following table provides a rollforward of the changes in the benefit obligation and plan assets for the most recent two years for all plans combined:

	Pension Benefits		Other Benefits
	2006	2005	2006	2005
Change in benefit obligation
Benefit obligation at January 1	$869,922	$779,250	$427,853	$420,210
Service cost	24,308	26,987	11,613	13,660
Interest cost	49,622	47,594	24,348	25,156
Plan participants’ contributions	—	—	1,038	1,597
Amendments	507	(489)	(144)	(18,571)
Actuarial (gain) loss	(18,042)	46,799	(18,882)	3,918
Curtailments	(1,692)	(2,377)	(238)	—
Settlements	(619)	—	—	—
Special termination benefits	373	890	—	—
Gross benefits paid	(28,577)	(28,732)	(20,694)	(18,117)
Federal subsidy	—	—	1,400	—
Other	(2,945)	—	—	—

Benefit obligation at December 31	$892,857	$869,922	$426,294	$427,853

Change in Plan Assets
Fair value of plan assets at January 1	$499,416	$480,153	$243,249	$216,452
Actual return on plan assets	55,562	23,509	29,284	13,688
Employer contributions	53,654	24,486	27,837	28,760
Plan participants’ contributions	—	—	1,038	1,597
Benefits paid	(30,352)	(28,732)	(20,018)	(17,248)

Fair value of plan assets at December 31	$578,280	$499,416	$281,390	$243,249

Funded status at December 31	$(314,577)	$(370,506)	$(144,904)	$(184,604)
Unrecognized net transition obligation (asset)	—	—	—	1,577
Unrecognized prior service cost (credit)	—	2,260	—	(16,843)
Unrecognized net actuarial (gain) loss	—	112,544	—	58,742

Net amount recognized	$(314,577)	$(255,702)	$(144,904)	$(141,128)

Amounts recognized in the balance sheet consist of:
Current liability	$(1,609)	—	$(32)	—
Noncurrent liability	(312,968)	—	(144,872)	—
Accrued benefit liability	—	(255,702)	—	(141,128)
Additional minimum liability	—	(2,856)	—	—
Intangible asset	—	1,230	—	—
Accumulated other comprehensive income	—	1,626	—	—

Net amount recognized	$(314,577)	$(255,702)	$(144,904)	$(141,128)

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

(Dollars in thousands, except for share and per share data)

The following table provides the components of the Company’s accumulated other comprehensive income and regulatory assets that have not been recognized as components of periodic benefit costs as of December 31, 2006.

	Pension Benefits 2006	Other Benefits 2006
Net actuarial loss (gain)	$79,956	$31,309
Prior service cost (credit)	1,181	(15,663)
Transition obligation (asset)	—	1,041

Net amount recognized	$81,137	$16,687

In accordance with SFAS 158, which became effective in the fourth quarter of 2006, the Company is required to recognize the underfunded status of its defined benefit pension and other postretirement plans as a liability on its balance sheets as of December 31, 2006. The following table illustrates the incremental effect of applying SFAS 158, in connection with SFAS 71, on the individual line items in the balance sheet at December 31, 2006.

	Before Application of SFAS 158	Adjustments	After Application of SFAS 158
Regulatory assets—deferred pension expense	$61,809	$44,813	$106,622
Regulatory assets—deferred other postretirement benefit expense	7,034	16,687	23,721
Accrued pension expense	(233,440)	(81,137)	(314,577)
Accrued postretirement benefit expense	(128,217)	(16,687)	(144,904)
Additional minimum liability	(391)	391	—
Other long-term liabilities	(80,836)	(29,518)	(110,354)
Deferred income taxes	(626,935)	43,532	(583,403)
Accumulated other comprehensive income (loss)	(3,153)	21,919	18,766

At December 31, 2006 and 2005, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with a projected obligation in excess of plan assets were as follows:

	Projected Benefit Obligation Exceeds the Fair Value of Plans’ Assets
	2006	2005
Projected benefit obligation	$893,000	$870,000
Fair value of plan assets	578,000	499,000

	Accumulated Benefit Obligation Exceeds the Fair Value of Plans’ Assets
	2006	2005
Accumulated benefit obligation	$771,000	$741,000
Fair value of plan assets	578,000	499,000

The accumulated postretirement benefit obligation exceeds plan assets for all of the Company’s other postretirement benefit plans.

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

(Dollars in thousands, except for share and per share data)

In August 2006, the Pension Protection Act (PPA) was signed into law in the U.S. The PPA replaces the funding requirements for defined benefit pension plans by requiring that defined benefit plans contribute to a 100% of the current liability funding target over seven years. Defined benefit plans with a funding status of less than 80% of the current liability are defined as being “at risk” and additional funding requirements and benefit restrictions may apply. The PPA is effective for the 2008 plan year with short-term phase-in provisions for both the funding target and at-risk determination. The Company’s qualified defined benefit plan is currently funded above the at-risk threshold, and therefore the Company expects that the plans will not be subject to the “at risk” funding requirements of the PPA. The Company is proactively monitoring the plan’s funded status and projected contributions under the new law to appropriately manage the potential impact on cash requirements.

Minimum funding requirements for qualified defined benefit pension plans are determined by government regulations and not by accounting pronouncements. The Company plans to contribute at least amounts equal to the minimum required contributions in 2007 to the qualified pension plans. The Company plans to contribute its 2007 other postretirement benefit cost to its Voluntary Employee’s Benefit Association trust.

Information about the expected cash flows for the pension and postretirement benefit plans is as follows:

	Pension Benefits	Other Benefits
2007 expected employer contributions
To plan trusts	$49,600	$25,000
To plan participants	1,500	32

The Company made contributions to fund pension benefits and other benefits of $19,200 and $12,507, respectively through May 2007.

The following table reflects the net benefits expected to be paid from the plan assets or the Company’s assets:

	Pension Benefits	Other Benefits
	Expected Benefit Payments	Expected Benefit Payments	Expected Federal Subsidy Payments
2007	$31,015	$22,080	$1,546
2008	32,789	23,358	1,587
2009	35,002	25,791	1,714
2010	37,718	28,201	1,842
2011	40,718	30,744	1,950
2012 – 2016	256,850	187,063	12,006

Because the above amounts are net benefits, plan participants’ contributions have been excluded from the expected benefits.

Accounting for pensions and other postretirement benefits requires an extensive use of assumptions about the discount rate, expected return on plan assets, the rate of future compensation increases received by the Company’s employees, mortality, turnover and medical costs. Each assumption is reviewed annually. The assumptions are selected to represent the average expected experience over time and may differ in any one year from actual experience due to changes in capital markets and the overall economy. These differences will impact the amount of pension and other postretirement benefit expense that the Company recognizes.

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

(Dollars in thousands, except for share and per share data)

The significant assumptions related to the Company’s pension and other postretirement benefit plans are as follows:

	Pension Benefits			Other Benefits
	2006	2005	2004	2006	2005	2004
Weighted-average assumptions used to determine December 31 benefit obligations
Discount rate	5.90%	5.65%	6.00%	5.90%	5.65%	6.00%
Rate of compensation increase	4.25%	4.25%	4.75%	N/A	N/A	N/A
Medical trend	N/A	N/A	N/A	graded from 9% in 2007 to 5% in 2011+	graded from 10% in 2006 to 5% in 2011+	graded from 10% in 2005 to 5% in 2010+
Weighted-average assumptions used to determine net periodic cost
Discount rate	5.65%	6.00%	6.25%	5.65%	6.00%	6.25%
Expected return on plan assets	8.25%	8.75%	8.75%	7.95%	8.40%	8.40%
Rate of compensation increase	4.25%	4.75%	4.75%	N/A	N/A	N/A
Medical trend	N/A	N/A	N/A	graded from 10% in 2006 to 5% in 2011+	graded from 10% in 2005 to 5% in 2010+	graded from 10% in 2004 to 5% in 2009+
N/A—Assumption is not applicable.

The discount rate assumption was determined for the pension and postretirement benefit plans independently. A yield curve was developed for a universe containing the majority of United States-issued Aa-graded corporate bonds, all of which were non-callable (or callable with make-whole provisions). For each plan, the discount rate was developed as the level equivalent rate that would produce the same present value as that using spot rates aligned with the projected benefit payments.

The expected long-term rate of return on plan assets is based on historical and projected rates of return for current and planned asset classes in the plans’ investment portfolios. Assumed projected rates of return for each of the plans’ projected asset classes were selected after analyzing historical experience and future expectations of the returns and volatility of the various asset classes. Based on the target asset allocation for each asset class, the overall expected rate of return for the portfolio was developed, adjusted for historical and expected experience of active portfolio management results compared to the benchmark returns and for the effect of expenses paid from plan assets. The Company’s pension expense increases as the expected return on assets decreases.

Assumed health care cost trend rates have a significant effect on the amounts reported for the other postretirement benefit plans. The health care cost trend rate is based on historical rates and expected market conditions. A one percentage point change in assumed health care cost trend rates would have the following effects:

	One Percentage Point Increase	One Percentage Point Decrease
Effect on total of service and interest cost components	$6,124	$(4,985)
Effect on other postretirement benefit obligation	$56,263	$(46,710)

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

(Dollars in thousands, except for share and per share data)

The following table provides the components of net periodic benefit costs for the years ended December 31:

	2006	2005	2004
Components of net periodic pension benefit cost
Service cost	$24,308	$26,987	$26,413
Interest cost	49,622	47,594	45,558
Expected return on plan assets	(42,304)	(41,136)	(38,898)
Amortization of:
Transition obligation/(asset)	—	—	(27)
Prior service cost (credit)	494	710	737
Actuarial (gain) loss	1,482	384	436

Periodic pension benefit cost	33,602	34,539	34,219
Special termination pension benefit charge	373	890	2,171
Curtailment charge	971	135	—
Settlement charge (credit)	65	240	9

Net periodic pension benefit cost	$35,011	$35,804	$36,399

Components of net periodic other postretirement benefit cost
Service cost	$11,613	$13,660	$12,672
Interest cost	24,348	25,156	23,384
Expected return on plan assets	(19,689)	(18,657)	(16,320)
Amortization of:
Transition obligation (asset)	173	282	363
Prior service cost (credit)	(1,145)	81	74
Actuarial (gain) loss	2,011	634	412

Periodic other postretirement benefit cost	17,311	21,156	20,585
Curtailment charge	(18)	655	—

Net periodic other postretirement benefit cost	$17,293	$21,811	$20,585

The Company’s policy is to recognize curtailments when aggregate terminations and retirements are greater than 10% of plan participants. The Company reflected curtailments in 2006 and 2005 due to a significant number of aggregate terminations and retirements at one of its subsidiaries and their impact on the subsidiary’s benefit plans.

The estimated amounts that will be amortized from accumulated other comprehensive income and regulatory assets into net periodic benefit cost in 2007 are as follows:

	Pension Benefits	Other Benefits
Actuarial (gain) loss	$187	$—
Prior service cost (credit)	127	(1,180)
Transition obligation (asset)	—	173

Total	$314	$(1,007)

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

(Dollars in thousands, except for share and per share data)

Savings Plans for Employees

The Company maintains 401(k) savings plans that allow employees to save for retirement on a tax-deferred basis. Employees can make contributions that are invested at their direction in one or more funds. The Company makes matching contributions based on a percentage of an employee’s contribution, subject to certain limitations. Due to the Company’s discontinuing new entrants into the defined benefit pension plan, on January 1, 2006 the Company began providing an additional 5.25% of base pay defined contribution benefit for union employees hired on or after January 1, 2001 and non-union employees hired on or after January 1, 2006. The Company expensed contributions to the plans totaling $6,898 for 2006, $5,511 for 2005 and $5,364 for 2004. All of the Company’s contributions are invested in one or more funds at the direction of the employee.

Employees’ Investment Plan

Upon completion of the American Water Works Company, Inc. acquisition, the Company created the Employees’ Investment Plan and converted the former American Water Works Company, Inc. Employees’ Stock Ownership Plan into this plan. Each participating employee can elect to contribute an amount that does not exceed 2% of their wages. In addition to the employee’s participation, the Company makes a contribution equivalent to 1/2% of each participant’s qualified compensation, and matches 100% of the contribution by each participant. The Company made contributions to the plan totaling $1,010 for 2005 and $2,201 for 2004 that were primarily invested in a retirement trust fund. This plan was discontinued as of May 22, 2005.

Long-Term Incentive Plan

The Company participates in a RWE long-term incentive plan for executives (“RWE LTIP”). Under the RWE LTIP, Company employees were granted 120,004 performance shares of RWE common stock which vest over three years beginning January 1, 2005. Subject to the vesting provisions, the performance shares are payable in cash. As a result, the performance shares have been accounted for as a liability. The liability will be remeasured at fair value at each reporting period until settlement. The Company recorded a liability of $4,271 and $1,667 related to the performance shares at December 31, 2006 and 2005, which has been included in other current liabilities on the Consolidated Balance Sheets. For the years ended December 31, 2006 and 2005, the Company recognized approximately $2,604 and $1,667, respectively, of share-based compensation expense related to the performance shares, in operations and maintenance expense.

The fair value of the performance shares was estimated using Monte Carlo simulations. The fair value of the performance shares granted on January 1, 2005 was $25.09 per share of RWE common stock at the grant date and $65.42 and $41.67 per share of RWE common stock at December 31, 2006 and 2005.

The following table summarizes performance share transactions under the RWE LTIP plan:

2005 tranche
Outstanding at the start of the fiscal year	120,004
Granted	—
Forfeited	(15,188)

Outstanding at the end of the fiscal year	104,816

Exercisable at the end of the fiscal year	—

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

(Dollars in thousands, except for share and per share data)

Note 8: General Taxes

Components of general tax expense from continuing operations for the years presented in the Consolidated Statements of Operations are as follows:

	2006	2005	2004
Gross receipts and franchise	$71,629	$69,237	$63,106
Property and capital stock	75,132	77,535	75,219
Payroll	27,853	26,897	23,683
Other general	10,451	9,655	8,157

	$185,065	$183,324	$170,165

Note 9: Income Taxes

Components of income tax expense from continuing operations for the years presented in the Consolidated Statements of Operations are as follows:

	2006	2005	2004
State income taxes
Current	$13,808	$8,456	$18,706
Deferred
Current	(977)	590	(149)
Non-current	4,950	3,731	2,194

	17,781	12,777	20,751

Federal income taxes
Current	—	17,274	(33,399)
Deferred
Current	(15,213)	(7,431)	(7,463)
Non-current	45,704	29,971	88,044
Amortization of deferred investment tax credits	(1,360)	(1,612)	(1,605)

	29,131	38,202	45,577

	$46,912	$50,979	$66,328

A reconciliation of income tax expense from continuing operations at the statutory federal income tax rate to actual income tax expense is as follows:

	2006	2005	2004
Income tax at statutory rate	$(38,128)	$(78,453)	$43,900
Increases (decreases) resulting from
State taxes, net of federal taxes	12,114	8,275	14,022
Flow through differences	2,363	2,655	1,541
Amortization of deferred investment tax credits	(1,360)	(1,612)	(1,605)
Subsidiary preferred dividends	707	745	845
Impairment charges	74,177	121,375	2,615
Other, net	(2,961)	(2,006)	5,010

Actual income tax expense	$46,912	$50,979	$66,328

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

(Dollars in thousands, except for share and per share data)

The following table provides the components of the net deferred tax liability from continuing operations at December 31:

	2006	2005
Deferred tax assets:
Advances and contributions	$491,239	$458,121
Deferred investment tax credits	13,936	14,545
Other postretirement benefits	79,573	54,651
Tax losses and credits	110,094	92,012
Pension benefits	124,616	98,818
Long-term debt	36,536	45,278
Capital loss not utilized	7,686	7,686
Other	33,147	75,976

	896,827	847,087

Valuation allowance	(36,716)	(40,826)

	860,111	806,261

Deferred tax liabilities:
Utility plant, principally due to depreciation differences	1,233,423	1,190,442
Income taxes recoverable through rates	82,434	90,247
Security costs	7,480	9,843
Business services project expenses	5,272	9,344
Deferred other postretirement benefits	9,436	3,191
Deferred pension benefits	42,286	26,736
Other	63,183	14,762

	1,443,514	1,344,565

	$(583,403)	$(538,304)

At December 31, 2006 and 2005, the Company had capital loss carryforwards for federal income tax purposes. The Company has determined that these capital loss carryforwards are not more likely than not to be recovered and has recognized a full valuation allowance as of December 31, 2006 and 2005.

As of December 31, 2006, the Company had federal net operating loss carryforwards of approximately $208,000. The Company believes that its federal net operating loss carryforwards are more likely than not to be recovered and require no valuation allowance. The federal tax loss carryforwards will begin to expire in 2023. State net operating losses of approximately $250,000 are fully offset by a valuation allowance, as the Company believes that it is more likely than not that such losses will not be realized. The state tax loss carryforwards will begin to expire in 2008.

As of December 31, 2006 the Company had Canadian net operating loss carryforwards of approximately $22,000. These carryforwards are generally offset by a valuation allowance. The Canadian tax loss carryforward will begin to expire in 2008.

In December 2006, the Internal Revenue Service completed its examination of the 2003 and 2004 tax years. No material findings or adjustments were proposed and a Form 4549, Examination No Change Report was issued.

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

(Dollars in thousands, except for share and per share data)

During the course of the audit, the Company filed refund claims of approximately $30,000, primarily to carry back net operating losses generated in 2003 and 2004. These claims procedurally will require approval by the Joint Committee of Taxation. In March 2007, the Internal Revenue Service indicated that additional audit procedures are required to support the filing of the Joint Committee of Taxation report. Based on an expectation that the refund claims will not be received by December 31, 2007, the related asset is included in deferred taxes as a net operating loss.

Other state income tax examinations are pending, the outcome of which is not anticipated to be material.

Note 10: Short-Term Debt

The components of short-term debt at December 31 are as follows:

	2006	2005
RWE revolver	$130,000	$332,063
RWE short-term notes	268,230	42,000
Commercial paper, net of discount	321,339	—
Other short-term debt	176	—

Total short-term debt	$719,745	$374,063

On December 21, 2004 American Water Capital Corp. (“AWCC”) participated with RWE in a $550,000 364-day unsecured revolving credit facility. The facility was renewed on October 28, 2006 and was terminated on December 28, 2006. On September 15, 2006, AWCC entered into a new $800,000 unsecured revolving credit facility syndicated among a group of ten banks. This revolving credit facility, which terminates on September 15, 2011, is principally used to support the commercial paper program at AWCC and to provide up to $150,000 in letters of credit.

At December 31, 2006, AWCC believed that it had the following sublimits and available capacity under the credit facility and indicated amounts of outstanding commercial paper.

Letter of Credit Sublimit	Letter of Credit Available Capacity	Outstanding Commercial Paper
$ 150,000	$85,986	$322,734

Interest rates on advances under the credit facility are based on either prime or the London Interbank Offering Rate (“LIBOR”) plus an applicable margin based upon credit ratings of the Company, as well as total outstanding amounts under the agreement at the time of the borrowing. The maximum LIBOR margin is 55 basis points.

The credit facility requires the Company to maintain a ratio of consolidated debt to consolidated capitalization of not more than 0.70 to 1.00.

At December 31, 2006, the Company had $68,628 of outstanding letters of credit, $64,014 of which were issued under the revolving credit facility noted above.

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

(Dollars in thousands, except for share and per share data)

On January 26, 2007, AWCC entered into a $10,000 committed revolving line of credit with a financial institution. This line of credit will terminate on December 31, 2007 unless extended and is used primarily for short-term working capital needs. Interest rates on advances under this line of credit are based on either the prime rate of the financial institution or the applicable LIBOR rate for the term selected plus 25 basis points.

Note 11: Long-Term Debt

The company primarily incurs long-term debt to fund construction expenditures of the Regulated Businesses. The components of long-term at December 31 are:

	Rate	Maturity Date	2006	2005
Long-term debt of American Water Works Company, Inc.
RWE notes (a)	4.92%	2006	$—	$150,000
Mandatory redeemable preferred stock (b)	5.90%	2013	1,750,000	1,750,000
Long-term debt of American Water Capital Corp.
Private activity bonds and government funded debt
Floating rate	3.63%-3.68%	2018-2032	86,860	86,860
Senior notes
Fixed rate	5.39%-6.87%	2011-2021	623,000	140,000
RWE notes (a)
Fixed rate	4.00%-6.05%	2006-2034	465,300	1,551,820
Floating rate	5.37%-5.73%	2006-2015	—	482,300
Long-term debt of other subsidiaries
Private activity bonds and government funded debt
Fixed rate	0.00%-6.88%	2009-2038	949,240	951,330
Floating rate	3.60%-4.02%	2015-2032	178,145	178,145
Mortgage bonds
Fixed rate	5.60%-10.06%	2006-2034	832,876	853,947
Senior debt
Fixed rate	7.12%-8.75%	2007-2028	146,000	134,633
Mandatory redeemable preferred stock	4.60%-9.75%	2007-2040	25,032	25,569
Notes payable and other (c)	2.90%-9.87%	2008-2021	5,703	7,524

Long-term debt			5,062,156	6,312,128
Unamortized debt discount, net			96,106	118,578

Total long-term debt			$5,158,262	$6,430,706

(a)	Debt funded by RWE. (See Note 15)
(b)	Thames Water Investments Luxembourg (“TWILUX”), an affiliate and wholly owned subsidiary of RWE, is the holder of $1,750,000 of the Company’s 5.9% preferred stock, par value $1,000, which was issued in connection with RWE’s acquisition of American Water Works Company, Inc. 1,750 shares were authorized and outstanding at December 31, 2006 and 2005. (See Note 15)
(c)	Includes capital lease obligations of $2,191 and $2,494 at December 31, 2006 and 2005, respectively. Lease payments of $209, $152, $171, $193, $215 and $1,251 will be made in 2007, 2008, 2009, 2010, 2011 and thereafter, respectively.

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

(Dollars in thousands, except for share and per share data)

The future sinking fund payments and maturities are as follows:

Year	Amount
2007	$287,383
2008	195,923
2009	55,372
2010	53,863
2011	35,109
Thereafter	4,434,506

The following long-term debt was issued in 2006:

Company	Type	Interest Rate	Maturity	Amount
American Water Capital Corp.	Senior notes	5.39%-5.77%	2013-2018	$483,000
Missouri-American Water Company	Tax exempt first mortgage bonds	4.60%	2036	57,480
Indiana-American Water Company	Tax exempt first mortgage Bonds	4.88%	2036	25,770
Other Subsidiaries	State financing authority loans & other	0%-5.00%	2019-2026	16,248

Total issuances				$582,498

The following debt was retired through optional redemption or payment at maturity during 2006:

Company	Type	Interest Rate	Maturity	Amount
Long-term debt
American Water Works Company, Inc.	RWE notes	4.92%	2006	$150,000
American Water Capital Corp.	RWE notes-fixed rate	4.00%-6.05%	2006-2034	1,086,500
American Water Capital Corp.	RWE notes-floating rate	4.02%-4.66%	2006-2015	482,300
Missouri-American Water Company	Mortgage bonds-fixed rate	5.50%-5.85%	2006-2026	57,565
Indiana-American Water Company	Mortgage bonds-fixed rate	5.35%-5.90%	2022-2026	27,004
West Virginia-American Water Company	Mortgage bonds-fixed rate	6.81%	2006	11,000
Other Subsidiaries		0.00%-9.87%	2006-2034	17,564
Preferred stock with mandatory redemption requirements
Miscellaneous		4.60%-8.80%	2007-2019	538

Total Retirements & redemptions				$1,832,471

Income from early extinguishment of debt included in interest expense on the Company’s consolidated Statements of Operations amounted to $3,739 in 2006 and $11,445 in 2004.

In December 2006, RWE made a $1,194,454 equity contribution to the Company. The Company used this contribution to offset loans payable to RWE.

AWCC issued in private placements additional Senior Notes in the principal amounts of $314,000, $103,000 and $200,000 in January, February and March 2007, respectively. Interest rates ranged from 5.39% to 5.77% and maturities ranged from 7 years to 15 years. In March 2007, RWE made a $650,000 equity contribution to the Company. The Company used the contribution and proceeds from the Senior Notes to offset loans payable to RWE, to pay off commercial paper and for other corporate purposes amounting to $513,000, $361,500 and $392,500, respectively.

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

(Dollars in thousands, except for share and per share data)

Note 12: Preferred Stock Without Mandatory Redemption Requirements

Certain preferred stock agreements do not require annual sinking fund payments or redemption except at the option of the subsidiaries and are as follows:

Dividend Yield	Balance at Dec 31
	2006	2005
4.50%	$1,720	$1,720
5.00%	1,968	1,970
5.50%	488	489
5.75%	392	392

	$4,568	$4,571

Note 13: Fair Values of Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Current assets and current liabilities: The carrying amount reported in the Consolidated Balance Sheets for current assets and current liabilities, including revolving credit debt due to the short-term maturities and variable interest rates, approximates their fair values.

Preferred stock with mandatory redemption requirements and long-term debt: The fair values of preferred stock with mandatory redemption requirements and long-term debt are estimated using discounted cash flow analyses based on current incremental financing rates for similar types of securities.

The carrying amounts and fair values of the financial instruments at December 31 are as follows:

2006	Carrying Amount	Fair Value
Preferred stocks with mandatory redemption requirements	$1,774,863	$1,786,027
Long-term debt (excluding capital lease obligations)	3,381,208	3,390,536

2005	Carrying Amount	Fair Value
Preferred stocks with mandatory redemption requirements	$1,775,224	$1,778,275
Long-term debt (excluding capital lease obligations)	4,652,988	4,563,336

Note 14: Operating Leases

The Company has entered into operating leases involving certain facilities and equipment. Rental expenses under operating leases were $36,136 for 2006, $34,662 for 2005 and $31,577 for 2004. The operating leases for facilities will expire over the next 20 years and the operating leases for equipment will expire over the next five years. Certain operating leases have renewal options ranging from one to five years.

At December 31, 2006, the minimum annual future rental commitment under operating leases that have initial or remaining non-cancelable lease terms in excess of one year are $26,704 in 2007, $24,221 in 2008, $22,090 in 2009, $18,817 in 2010, $10,023 in 2011 and $112,138 thereafter.

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

(Dollars in thousands, except for share and per share data)

Note 15: Related Party Transactions

Thames Water Plc, an affiliate and wholly owned subsidiary of RWE, provided certain management services to the Company which amounted to $1,386 in 2006, $9,147 in 2005 and $11,480 in 2004.

Thames Water International Services Limited, an affiliate and wholly owned subsidiary of RWE, provided services of expatriate employees to the Company which amounted to $1,763 in 2006, $4,970 in 2005 and $3,604 in 2004.

Interest on the Company’s borrowings with RWE included in interest expense on the Company’s Consolidated Statements of Operations amounted to $131,005, $93,907 and $87,669 in 2006, 2005 and 2004, respectively.

TWILUX, an affiliate and wholly owned subsidiary of RWE, is the holder of $1,750,000 of the Company’s preferred stock. Preferred dividends included in interest expense amounted to $103,270, $103,250 and $103,106 in 2006, 2005 and 2004, respectively.

The Company maintains agreements with both public and private water providers for the purchase of water to supplement water supply, particularly during periods of peak demand. The President and CEO of the Company is a Commissioner of one of these water providers. The Company purchased approximately $16,374, $16,693 and $14,525 of water from this provider in the years ended December 31, 2006, 2005 and 2004, respectively. The estimated commitments related to minimum quantities of purchased water under these agreements are $14,450 for 2007. The purchase rates are not set thereafter.

Note 16: Guarantees

A subsidiary holds a 50% interest in AW-Pridesa, a Delaware limited liability company. Pridesa America Corporation, a former subsidiary of RWE also holds a 50% interest. AW-Pridesa has contracted with Tampa Bay Water (“Tampa Bay”), an interlocal governmental agency of the State of Florida, to remedy and operate the Tampa Bay Seawater Desalination Plant. The Company entered into a guarantee with Tampa Bay in November 2004 for the full and prompt performance of certain contractual obligations limited to a total aggregate liability of $35,000. Contractual obligations call for certain construction activities and management services to be completed satisfactorily. AW-Pridesa took over operation of the plant in January 2005.

OMI/Thames Water Stockton, Inc. (“OMI/TW”) is a 50/50 joint venture between a subsidiary of the Company and Operations Management International, Inc. (“OMI”). In February 2003, OMI/TW and the City of Stockton, California entered into a 20-year Service Contract for water, wastewater and storm water utilities capital improvements and management services. Capital improvements totaling $58,000 were included in the contract and an affiliate of the Company has currently provided a guarantee. The Company is expected to assume the required parental guarantee of OMI/TW’s obligations, including full performance and payment.

Note 17: Commitments and Contingencies

Commitments have been made in connection with certain construction programs.

In connection with obtaining the regulatory approvals necessary to complete RWE’s acquisition of American Water Works Company, Inc. in 2003, certain state regulatory bodies have issued orders which prohibit certain of the Company’s regulated subsidiaries from requesting rate increases for periods of time not exceeding three years. As of December 31, 2006, these orders have expired.

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

(Dollars in thousands, except for share and per share data)

The Company is routinely involved in condemnation proceedings and legal actions relating to several subsidiaries. In the opinion of management, none of these matters is expected to have a material adverse effect, if any, on the results of operations, financial position, or cash flows of the Company.

The Company’s regulated subsidiaries maintain agreements with other water purveyors for the purchase of water to supplement their water supply. The Company’s subsidiaries purchased water expense under these types of agreements amounted to approximately $85,345, $92,395 and $82,948 during the years ended December 31, 2006, 2005 and 2004, respectively. The estimated annual commitment related to the minimum quantities of water purchased is expected to approximate $38,645 in 2007, $38,604 in 2008, $39,375 in 2009, $40,182 in 2010, $41,003 in 2011 and $591,824 thereafter.

Notice of termination of the $1,750,000 of preferred stock with TWILUX, long-term debt of approximately $733,530 with RWE, and short-term debt of approximately $130,000 with RWE in part or in full on demand at the option of RWE is possible and mandatory if there is a change in stockholder structure of the Company.

In November 2006, a California County Superior Court held that the City of Stockton, California had not complied with the requirements of the California Environmental Quality Act when it entered its agreement with OMI/TW. The California court subsequently entered a writ requiring the city to rescind the contract within 180 days. The Company continues to strongly affirm the integrity and propriety of selection process. However, after careful analysis and review, OMI/TW and the City jointly concluded that engaging in any further legal defense of the contract would be counterproductive to serving the needs of Stockton citizens and mutually agreed to end the contract to manage and operate the City’s wastewater, water and stormwater system. OMI/TW will continue to manage and operate the system through February 2008, at which time the responsibility for management and operation of the system will be returned to the City. The amount of the loss, if any, OMI/TW may sustain if it is unable to recover its investment in the project is not presently determinable. The Company’s portion of revenue since inception of the contract in August of 2003 is approximately $60,000.

The Company is involved in other legal proceedings and disputes incident to the normal conduct of business. As of December 31, 2006, the Company recorded $3,950 in other current liabilities for estimated losses related to these proceedings. There is a reasonable possibility these matters may result in additional losses to the Company.

Note 18: Goodwill and Intangible Assets

As of December 31, 2006 and 2005, the Company reviewed goodwill associated with its reporting units for impairment. The performance of the impairment test involves a two-step process. The first step of the impairment test involves comparing the fair value of a reporting unit with the reporting unit’s carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, a second step is performed to determine the amount of the impairment loss. The impairment loss is determined by comparing the implied fair value of goodwill with the carrying amount of goodwill. The Company believes that the estimates of fair value are reasonable. However, changes in estimates of such fair value due to changes in assumptions or market conditions could affect the calculation and result in additional impairment. The valuation was performed using discounted cash flows and comparable public company analyses. As of December 2006, 2005 and 2004, the Company recorded impairment charges for goodwill, including discontinued operations, related to certain reporting units in the amount of $227,802, $396,348 and $192,936, respectively. The 2006 impairment charge was attributable to higher interest rates in the Regulated Businesses and a change in the potential net realizable

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

(Dollars in thousands, except for share and per share data)

value of a non-regulated business. The 2005 impairment charge was primarily attributable to a change in the Company’s strategic business plan for the non-regulated business and lower margins than previously forecasted in the regulated business. The 2004 impairment charge was for the non-regulated business and was primarily attributable to lower than expected growth and slower development compared with original expectations. The changes in the Company’s goodwill assets, as allocated between the reporting units is as follows:

Reporting Unit	Balance as of Dec. 31, 2003	Goodwill reclassified to assets of discon- tinued operations	2004 Impairment Losses	Balance as of Dec. 31, 2004	Goodwill reclassified to assets of discon- tinued operations	2005 Impairment Losses	Balance as of Dec. 31, 2005	Goodwill from 2006 Acquisitions	2006 Impairment Losses	Balance as of Dec. 31, 2006
Regulated	$3,387,071	$—	$—	$3,387,071	$—	$(341,946)	$3,045,125	$2,608	$(214,922)	$2,832,811
Operations & maintenance	40,075	—	(40,075)	—	—	—	—	—	—	—
Residuals	89,841	—	(55,163)	34,678	(21,016)	(7,951)	5,711	—	(5,711)	—
Underground	67,777	—	(51,636)	16,141	(16,141)	—	—	—	—	—
Carbon	4,233	—	(1,095)	3,138	—	(1,386)	1,752	—	—	1,752
Engineering	62,235	(16,216)	(44,967)	1,052	—	—	1,052	—	(1,052)	—
Homeowner services	121,800	—	—	121,800	—	—	121,800	—	—	121,800
Military	28,190	—	—	28,190	—	(22,060)	6,130	—	—	6,130

Total	$3,801,222	$(16,216)	$(192,936)	$3,592,070	$(37,157)	$(373,343)	$3,181,570	$2,608	$(221,685)	$2,962,493

The Company had no other intangible assets as of December 31, 2006 and 2005. Prior to December 31, 2005, other intangible assets consisted of customer contracts which were initially valued and recorded as part of the Acquisitions. The aforementioned operating conditions which caused the goodwill impairment charge also triggered the intangible asset impairment. The amount of impairment recorded by the Company in 2005 and 2004 was determined using the two-step impairment review process required by Statement of Financial Accounting Standards No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets.” In the first step, the projected undiscounted net cash flows associated with the Company’s customer contracts over its remaining life were compared to their carrying amounts. The Company determined the carrying amount of its customer contracts exceeded its projected undiscounted cash flows. In the second step, the Company estimated the fair value of the Company’s customer contracts using a variation of the income method of valuation for the Operations & Maintenance reporting unit, and estimated discounted cash flows for the Residuals reporting unit. Based on the Company’s valuation, the Company recorded non-cash impairment charges of $733 and $11,277 for the years ended December 31, 2005 and 2004, respectively, which was recorded in Impairment charges in the Company’s Statements of Operations. In addition to the impairments, amortization expense for other intangible assets for the years ended December 31, 2005 and 2004 was $67 and $1,579, respectively.

Note 19: Discontinued Operations

Based on management’s ongoing evaluation of the Non-Regulated Businesses, it was determined that the Company’s Residuals, Underground, Ashbrook, Leopold and Engineering businesses were not meeting growth expectations and were not considered core businesses of the Company’s operations. Accordingly, the Company sold and/or disposed of these businesses. As a result of these dispositions, the Company recorded a net gain of $1,001 in 2006, a net loss of $15,407 in 2005 and no net gain or loss on sale in 2004.

In 2006, the Company sold a group of assets of the Residuals business for $2,500 and reported the related operations within discontinued operations. In December 2006, the Company entered negotiations to sell another

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

(Dollars in thousands, except for share and per share data)

component of Residuals. The Company believes the sale of this component will close during the next twelve months and has reported this component within discontinued operations. The remaining Canadian component continues to be reviewed for sale but the Company believes a sale is not likely to occur in the next twelve months and is reported in continuing operations.

The Company’s Underground business was sold for $27,651. As a result of the sale, the Company recorded a loss of $1,001 in 2006.

During the fourth quarter of 2005, the Company sold Engineering’s Canadian operations, a provider of engineering services to corporate and municipal clients, for initial consideration of $489 and contingent consideration of $430. Furthermore, the Company disposed through abandonment components of Engineering’s operations based in the United States. As a result of the disposition of these components of Engineering in 2005, the Company recorded a loss of $15,407 which included a goodwill write-off $16,216.

During the first quarter of 2005, Ashbrook, a provider of wastewater treatment services, closed on the sale of substantially all its assets for $14,847. Based on the Company’s assessment of Ashbrook’s estimated fair value, an impairment charge of $5,902 was recorded in the fourth quarter of 2004. There was no gain or loss recorded at the time of sale.

During the first quarter of 2004, the Company closed on the sale of Leopold, a supplier of products and services to water and wastewater treatments, for $17,000. There was no gain or loss recorded at the time of sale.

A summary of the assets and liabilities classified as discontinued operations in the Consolidated Balance Sheets includes the following:

	2006	2005
Assets of discontinued operations
Non-utility property	$1,690	$12,941
Other receivables, net	2,151	19,995
Other current assets	6,323	13,632
Goodwill	2,670	14,152

Total assets of discontinued operations	12,834	60,720

Liabilities of discontinued operations
Accounts payable	654	2,250
Other liabilities	1,824	11,261

Total liabilities of discontinued operations	2,478	13,511

Net assets of discontinued operations	$10,356	$47,209

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

(Dollars in thousands, except for share and per share data)

A summary of discontinued operations presented in the Consolidated Statements of Operations include the following:

	2006	2005	2004
Operating revenues	$59,872	$80,979	$144,275

Operating expenses
Operation and maintenance	60,297	84,277	136,487
Depreciation and amortization	—	—	562
Impairment charges	6,117	34,936	137,263

Total operating expenses, net	66,414	119,213	274,312

Operating loss	(6,542)	(38,234)	(130,037)

Other income (deductions)
Interest	322	(21)	(67)
Other, net	1,875	1,135	(759)

Total other income (deductions)	2,197	1,114	(826)

Loss before income taxes	(4,345)	(37,120)	(130,863)
Provision for income taxes	1,047	(2,617)	(6,845)

Loss from operations	(5,392)	(34,503)	(124,018)
Gain (loss) on sale, net of tax benefit	(1,001)	(15,407)	—

Income (loss) from discontinued operations	$(6,393)	$(49,910)	$(124,018)

Note 20: Other Matters

RWE Divestiture

RWE has announced its intention to divest the Company through an initial public offering (“IPO”). The sales process was initiated through filing for approval with certain state public utility commissions. All necessary state approvals have been received. The IPO will require filing of a registration statement with the U.S. Securities and Exchange Commission. The transaction will also be subject to approval of the RWE Supervisory Board. RWE expects to complete the filing of the IPO during 2007.

Note 21: Segment Information

The Company has two operating segments which are also the Company’s two reportable segments named the Regulated Businesses and Non-Regulated Businesses segments. The Company’s chief operating decision maker regularly reviews the operating results of the Regulated and Non-Regulated Businesses segments to assess segment performance and allocate Company resources. The evaluation of segment performance and the allocation of resources are based on several measures. The measure that is most consistent with that used by management is earnings before interest and income taxes from continuing operations (“Adjusted EBIT”). Management has organized the Company’s businesses into its Regulated and Non-Regulated Businesses segments based upon the products and services they provide and whether they function under the rules and regulations of the public utility regulatory environment.

The Regulated Businesses segment includes the Company’s 23 utility subsidiaries that provide water and wastewater services to customers in 20 U.S. states. With the exception of one company, each of

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

(Dollars in thousands, except for share and per share data)

these public utility subsidiaries is subject to regulation by public utility commissions and local governments. In addition to providing similar products and services and being subject to the public utility regulatory environment, each of the regulated subsidiaries has similar economic characteristics, production processes, types and classes of customers and water distribution or wastewater collection processes. Each of these companies is also subject to both federal and state regulation regarding the quality of water distributed and the discharge of wastewater residuals.

The Non-Regulated Businesses segment is comprised of non-regulated businesses that provide a broad range of non-regulated water and wastewater services and products including homeowner water and sewer line maintenance services, water and wastewater facility operations and maintenance services, granular carbon technologies and products for cleansing water and wastewater, wastewater residuals management services and water and wastewater facility engineering services.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies (see Note 2). The Regulated and Non-Regulated Businesses segment information includes intercompany costs that are allocated by American Water Works Service Company, Inc. and intercompany interest that is charged by AWCC, which are eliminated to reconcile to the consolidated results of operations. Inter-segment revenues, which are primarily recorded at cost plus a mark-up that approximates current market prices, include carbon regeneration services and leased office space, furniture and equipment provided by the Company’s non-regulated subsidiaries to its regulated subsidiaries.

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

(Dollars in thousands, except for share and per share data)

The following table includes the Company’s summarized segment information. Other includes corporate costs which are not allocated to the Company’s subsidiaries, eliminations of inter-segment transactions, and fair value adjustments and associated income and deductions related to the Acquisitions which have not been allocated to the segments for evaluation of segment performance and allocation of resource purposes. The adjustments related to the Acquisitions are reported in Other, as they are excluded from segment performance measures evaluated by management.

	Regulated	Non-Regulated	Other	Consolidated
	As of or for the Year Ended December 31, 2006
Net operating revenues	$1,854,618	$248,451	$(10,002)	$2,093,067
Depreciation and amortization	243,311	13,990	1,880	259,181
Impairment charges	—	—	221,685	221,685
Total operating expenses, net	1,387,418	253,850	199,286	1,840,554
Adjusted EBIT (1)	468,701	(4,725)
Total assets	9,439,975	339,761	3,003,323	12,783,059
Construction expenditures	662,135	26,708	—	688,843

	As of or for the Year Ended December 31, 2005
Net operating revenues	$1,836,061	$310,771	$(10,086)	$2,136,746
Depreciation and amortization	246,802	15,187	(625)	261,364
Impairment charges	—	4,850	380,584	385,434
Total operating expenses, net	1,373,677	319,135	332,359	2,025,171
Adjusted EBIT(1)	469,921	(106)
Total assets	8,941,859	402,803	3,197,367	12,542,029
Construction expenditures	512,519	45,927	—	558,446

	As of or for the Year Ended December 31, 2004
Net operating revenues	$1,748,004	$290,037	$(20,170)	$2,017,871
Depreciation and amortization	212,462	14,941	(2,143)	225,260
Impairment charges	—	—	78,688	78,688
Total operating expenses, net	1,266,145	278,839	42,488	1,587,472
Adjusted EBIT(1)	482,127	17,117
Total assets	8,591,747	438,782	3,697,881	12,728,410
Construction expenditures	495,380	40,539	10,322	546,241

(1)	Management evaluates the performance of its segments and allocates resources based on several factors, of which the primary measure is Adjusted EBIT. Adjusted EBIT does not represent cash flow for periods presented and should not be considered as an alternative to net income as an indicator of the Company’s operating performance or as an alternative to cash flows as a source of liquidity. Adjusted EBIT as defined by the Company may not be comparable with Adjusted EBIT as defined by other companies.

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

(Dollars in thousands, except for share and per share data)

The following table reconciles Adjusted EBIT, as defined by the Company, to income (loss) from continuing operations before income taxes:

	Regulated	Non-Regulated	Total Segments
	As of or for the Year Ended December 31, 2006
Adjusted EBIT	$468,701	$(4,725)	$463,976
Add:
Allowance for other funds used during construction	5,980	—	5,980
Allowance for borrowed funds used during construction	2,652	—	2,652
Less:
Impairment charges	—	—	—
Interest	(209,589)	(12,163)	(221,752)
Preferred dividends of subsidiaries	(273)	—	(273)
Amortization of debt expense	(5,196)	—	(5,196)

Segments’ income (loss) from continuing operations before income taxes	$262,275	$(16,888)	$245,387
Impairment charges			(221,685)
Interest			(144,218)
Other			11,578

Income (loss) from continuing operations before income taxes			$(108,938)

	As of or for the Year Ended December 31, 2005
Adjusted EBIT	$469,921	$(106)	$469,815
Add:
Allowance for other funds used during construction	5,810	—	5,810
Allowance for borrowed funds used during construction	2,420	—	2,420
Less:
Impairment charges	—	(4,850)	(4,850)
Interest	(202,901)	(12,301)	(215,202)
Preferred dividends of subsidiaries	(285)	—	(285)
Amortization of debt expense	(5,327)	—	(5,327)

Segments’ income (loss) from continuing operations before income taxes	$269,638	$(17,257)	$252,381
Impairment charges			(380,584)
Interest			(130,055)
Other			34,107

Income (loss) from continuing operations before income taxes			$(224,151)

	As of or for the Year Ended December 31, 2004
Adjusted EBIT	$482,127	$17,117	$499,244
Add:
Allowance for other funds used during construction	5,476	—	5,476
Allowance for borrowed funds used during construction	2,923	—	2,923
Less:
Impairment charges	—	—	—
Interest	(192,763)	(9,124)	(201,887)
Preferred dividends of subsidiaries	(468)	—	(468)
Amortization of debt expense	(3,263)	—	(3,263)

Segments’ income (loss) from continuing operations before income taxes	$294,032	$7,993	$302,025
Impairment charges			(78,688)
Interest			(114,057)
Other			16,148

Income (loss) from continuing operations before income taxes			$125,428

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

(Dollars in thousands, except for share and per share data)

Note 22: Net Income (loss) per Common Share

Basic net income (loss) per common share, income from continuing operations per common share and income (loss) from discontinued operations, net of tax per common share are based on the weighted average number of common shares outstanding. Diluted net income per common share, income from continuing operations per common share and income (loss) from discontinued operations, net of tax per common share are based on the weighted average number of common shares outstanding and potentially dilutive shares. The Company had no potentially dilutive shares for the years ended December 31, 2006, 2005 and 2004. All common shares outstanding are held by RWE.

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Consolidated Balance Sheets (Unaudited)

(Dollars in thousands, except for share and per share data)

ASSETS
	June 30, 2007	December 31, 2006
Property, plant and equipment
Utility plant—at original cost less accumulated depreciation of $2,691,810 and $2,572,673	$8,806,066	$8,605,341
Nonutility property, net of accumulated depreciation	109,525	115,216

Total property, plant and equipment	8,915,591	8,720,557

Current assets
Cash and cash equivalents	51,445	29,754
Restricted funds	635	2,100
Utility customer accounts receivable	163,857	153,583
Allowance for uncollectible accounts	(20,274)	(23,061)
Unbilled utility revenues	144,045	123,180
Other receivables, net	59,418	54,463
Materials and supplies	29,988	23,012
Assets of discontinued operations	2,193	12,834
Other	60,688	36,576

Total current assets	491,995	412,441

Regulatory and other long-term assets
Regulatory assets	599,231	587,157
Restricted funds	17,743	17,239
Goodwill	2,962,564	2,962,493
Other	84,461	83,172

Total regulatory and other long-term assets	3,663,999	3,650,061

TOTAL ASSETS	$13,071,585	$12,783,059

The accompanying notes are an integral part of these consolidated financial statements.

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Consolidated Balance Sheets (Unaudited)

(Dollars in thousands, except for share and per share data)

CAPITALIZATION AND LIABILITIES
	June 30, 2007	December 31, 2006
Capitalization
Common stockholder’s equity	$4,520,149	$3,817,397
Preferred stock without mandatory redemption requirements	4,568	4,568
Long-term debt
Long-term debt	3,335,579	3,096,404
Redeemable preferred stock at redemption value	1,774,299	1,774,475

Total capitalization	9,634,595	8,692,844

Current liabilities
Short-term debt	141,167	719,745
Current portion of long-term debt	112,075	287,383
Accounts payable	109,111	140,691
Taxes accrued, including federal income	59,432	28,115
Interest accrued	36,262	34,775
Liabilities of discontinued operations	1,941	2,478
Other	166,470	150,475

Total current liabilities	626,458	1,363,662

Regulatory and other long-term liabilities
Advances for construction	633,746	615,671
Deferred income taxes	599,224	583,403
Deferred investment tax credits	35,720	36,533
Regulatory liability-cost of removal	182,190	166,867
Accrued pension expense	310,605	314,577
Accrued postretirement benefit expense	139,548	144,904
Other	130,052	110,354

Total regulatory and other long-term liabilities	2,031,085	1,972,309

Contributions in aid of construction	779,447	754,244

Commitments and contingencies	—	—

TOTAL CAPITALIZATION AND LIABILITIES	$13,071,585	$12,783,059

The accompanying notes are an integral part of these consolidated financial statements.

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Consolidated Statements of Operations (Unaudited)

(Dollars in thousands, except for share and per share data)

	Six Months Ended June 30,
	2007	2006
Operating revenues	$1,027,277	$1,007,691

Operating expenses
Operation and maintenance	581,999	562,072
Depreciation and amortization	132,764	128,728
General taxes	93,819	94,756
(Gain) loss on sales of assets	(6,113)	(1,795)

Total operating expenses, net	802,469	783,761

Operating income	224,808	223,930

Other income (deductions)
Interest	(142,970)	(178,968)
Allowance for other funds used during construction	3,169	3,145
Allowance for borrowed funds used during construction	1,512	1,366
Amortization of debt expense	(2,397)	(1,678)
Preferred dividends of subsidiaries	(113)	(112)
Other, net	2,783	528

Total other income (deductions)	(138,016)	(175,719)

Income from continuing operations before income taxes	86,792	48,211
Provision for income taxes	34,378	20,056

Income from continuing operations	52,414	28,155
Income (loss) from discontinued operations, net of tax	(551)	1,703

Net income	$51,863	$29,858

Basic earnings per common share
Income from continuing operations	$52,414	$28,155

Income (loss) from discontinued operations, net of tax	$(551)	$1,703

Net income	$51,863	$29,858

Diluted earnings per common share
Income from continuing operations	$52,414	$28,155

Income (loss) from discontinued operations, net of tax	$(551)	$1,703

Net income	$51,863	$29,858

Average common shares outstanding during the period
Basic	1,000	1,000

Diluted	1,000	1,000

The accompanying notes are an integral part of these consolidated financial statements.

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Consolidated Statements of Cash Flows (Unaudited)

(Dollars in thousands, except for share and per share data)

	Six Months Ended June 30,
	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$51,863	$29,858
Adjustments
Depreciation and amortization	132,764	128,728
Removal costs net of salvage	15,811	14,912
Provision for deferred income taxes	15,821	(2,111)
Amortization of deferred investment tax credits	(813)	(826)
Provision for losses on utility accounts receivable	6,554	13,040
Allowance for other funds used during construction	(3,169)	(3,145)
(Gain) loss on sale of assets	(6,113)	(1,795)
Other, net	(17,233)	(7,518)
Changes in assets and liabilities
Accounts receivable and unbilled utility revenues	(45,435)	1,198
Other current assets	(31,088)	(19,989)
Accounts payable	(31,580)	(40,423)
Taxes accrued, including federal income	31,317	3,261
Interest accrued	1,487	23,389
Other current liabilities	15,995	(71,856)

Net cash provided by operating activities	136,181	66,723

CASH FLOWS FROM INVESTING ACTIVITIES
Construction expenditures	(307,726)	(235,818)
Allowance for other funds used during construction	3,169	3,145
Acquisitions	(217)	(3,018)
Proceeds from sale of assets and securities	15,200	4,926
Proceeds from sale of discontinued operations	9,660	—
Removal costs from property, plant and equipment retirements	(488)	(3,647)
Restricted funds	961	(7,312)

Net cash used in investing activities	(279,441)	(241,724)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debt	617,450	2,275
Repayment of long-term debt	(437,883)	(3,769)
Net repayments under short-term debt agreements	(578,578)	112,938
Advances and contributions for construction, net of refunds	15,742	22,372
Capital contribution	551,092	—
Debt issuance costs	(2,696)	(83)
Redemption of preferred stocks	(176)	(342)

Net cash provided by (used in) financial activities	164,951	133,391

Net increase in cash and cash equivalents	21,691	(41,610)
Cash and cash equivalents at beginning of period	29,754	65,077

Cash and cash equivalents at end of period	$51,445	$23,467

Non-cash financing activity:
Capital contribution (See Note 5)	$100,000	$—

The accompanying notes are an integral part of these consolidated financial statements.

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Consolidated Statements of Changes in Common Stockholder’s Equity and Comprehensive Income (Unaudited)

(Dollars in thousands, except for share and per share data)

	Common Stock		Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Common Stockholder’s Equity	Comprehensive Income
	Shares	Par Value
Balance at December 31, 2006	1,000	$1	$4,572,454	$(736,292)	$(18,766)	$3,817,397
Net income	—	—	—	51,863	—	51,863	$51,863
Capital contribution	—	—	651,092	—	—	651,092	—
Pension plan reclassed to periodic benefit cost:
Prior service cost	—	—	—	—	18	18	18
Actuarial loss	—	—	—	—	36	36	36
Foreign currency translation	—	—	—	—	(257)	(257)	(257)

Total comprehensive income	—	—	—	—	—	—	$51,660

Balance at June 30, 2007	1,000	$1	$5,223,546	$(684,429)	$(18,969)	$4,520,149

Balance at December 31, 2005	1,000	$1	$3,378,000	$(574,049)	$764	$2,804,716
Net income	—	—	—	29,858	—	29,858	$29,858
Market value adjustments for investments, net of tax	—	—	—	—	273	273	273
Foreign currency translation	—	—	—	—	154	154	154

Total comprehensive income	—	—	—	—	—	—	$30,285

Balance at June 30, 2006	1,000	$1	$3,378,000	$(544,191)	$1,191	$2,835,001

The accompanying notes are an integral part of these consolidated financial statements.

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements—(Unaudited)

(Dollars in thousands, except for share and per share data)

Note 1: Basis of Presentation

The accompanying consolidated balance sheets of American Water Works Company, Inc. and Subsidiary Companies (the “Company”) at June 30, 2007, the consolidated statements of operations for the six months ended June 30, 2007 and 2006, the consolidated statements of cash flows for the six months ended June 30, 2007 and 2006, and the consolidated statements of common stockholder’s equity and comprehensive income for the six months ended June 30, 2007 and 2006, are unaudited, but reflect all adjustments, consisting of only normal recurring accruals, which are, in the opinion of management, necessary to present fairly the consolidated financial position, the consolidated changes in common stockholder’s equity, the consolidated results of operations, and the consolidated cash flow for the periods presented. Because they cover interim periods, the unaudited consolidated financial statements and related notes to the consolidated financial statements do not include all disclosures and notes normally provided in annual financial statements and, therefore, should be read in conjunction with the Company’s consolidated financial statements and related notes included in the Company’s annual consolidated financial statements for the year ended December 31, 2006. The results of operations for interim periods are not necessarily indicative of the results that may be expected for the year.

RWE Aktiengesellschaft (“RWE”) has announced its intention to divest the Company through an initial public offering (“IPO”). These consolidated financial statements represent the consolidated results of the Company, formerly issued under the name of Thames Water Aqua US Holdings, Inc. (“TWAUSHI”). The Company’s name has been changed in anticipation of RWE’s offering. American Water Works Company, Inc. (“AWW”) is currently a wholly-owned subsidiary of TWAUSHI. Both AWW and TWAUSHI are within a common control group of entities being divested by RWE with AWW as the lead entity. Prior to the consummation of this divestiture, TWAUSHI will be merged with and into AWW, with AWW as the surviving entity. The aforementioned merger will be completed prior to the IPO. The IPO will require filing of a registration statement with the U.S. Securities and Exchange Commission. The registration will be filed in the name of AWW.

Note 2: Significant Accounting Policies

In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” (“FIN 48”), an Interpretation of SFAS No. 109, “Accounting for Income Taxes.” FIN 48 is intended to address inconsistencies among entities with the measurement and recognition in accounting for income tax deductions for financial statement purposes. Specifically, FIN 48 addresses the timing of the recognition of income tax benefits. FIN 48 requires the financial statement recognition of an income tax benefit when the Company determines that it is more likely than not that the tax position will be sustained. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted it as required on January 1, 2007 and it did not have a significant effect on its results of operations or financial position. The Company has elected to recognize accrued interest and penalties related to uncertain tax positions as income tax expense.

During 2006, the Emerging Issues Task Force of the Financial Accounting Standards Board ratified EITF Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)” (“EITF 06-3”). The Task Force reached a consensus that the scope of EITF 06-3 includes any tax assessed by a governmental authority that is both imposed on and concurrent with a specific revenue-producing transaction between a seller and a customer, and that the presentation of such taxes is an accounting policy that should be disclosed. The Company’s accounting policy is to present these taxes on a net basis (excluded from revenues).

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements—(Unaudited)—(Continued)

(Dollars in thousands, except for share and per share data)

Note 3: Goodwill

The following table summarizes the changes in the Company’s goodwill by reportable segment:

	Regulated Businesses	Non-Regulated Businesses	Consolidated
Balance at December 31, 2006	$2,832,811	$129,682	$2,962,493
Goodwill acquired during the year	71	—	71

Balance at June 30, 2007	$2,832,882	$129,682	$2,962,564

Note 4: Short-Term Debt

The components of short-term debt are as follows:

	June 30, 2007	December 31, 2006
RWE revolver	$—	$130,000
RWE short-term notes	141,000	268,230
Commercial paper	—	321,339
Other short-term debt	167	176

Total short-term debt	$141,167	$719,745

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements—(Unaudited)—(Continued)

(Dollars in thousands, except for share and per share data)

Note 5: Long-Term Debt

The components of long-term debt are as follows:

	Rate	Maturity Date	June 30, 2007	December 31, 2006
Long-term debt of American Water Works Company, Inc. Mandatory redeemable preferred stock (a)	5.90%	2013	$1,750,000	$1,750,000

Long-term debt of American Water Capital Corp.
Private activity bonds and government funded debt
Floating rate	3.72%-3.92%	2018-2032	86,860	86,860
Senior notes
Fixed rate	5.39%-6.87%	2011-2022	1,212,000	623,000
RWE notes (b)
Fixed rate	4.00%-6.05%	2008-2034	81,000	465,300

Long-term debt of other subsidiaries
Private activity bonds and government funded debt
Fixed rate	0.00%-6.88%	2009-2038	948,348	949,240
Floating rate	3.75%-3.87%	2015-2032	178,145	178,145
Mortgage bonds
Fixed rate	6.31%-10.06%	2007-2034	802,840	832,876
Senior debt
Fixed rate	5.60%-7.61%	2007-2025	53,500	146,000
Mandatory redeemable preferred stock	4.60%-9.75%	2013-2036	24,856	25,032

Notes payable and other (c)	5.76%-11.77%	2007-2026	3,859	5,703

Long-term debt			5,141,408	5,062,156
Unamortized debt discount, net			80,545	96,106

Total long-term debt			$5,221,953	$5,158,262

(a)	Thames Water Investments Luxembourg (“TWILUX”), an affiliate and wholly owned subsidiary of RWE, is the holder of $1,750,000 of the Company’s 5.9% preferred stock, par value $1,000, which was issued in connection with RWE’s acquisition of American Water Works Company, Inc. 1,750 shares were authorized and outstanding at June 30, 2007 and December 31, 2006.
(b)	Debt funded by RWE.
(c)	Includes capital lease obligations of $2,091 and $2,191 at June 30, 2007 and December 31, 2006, respectively.

The Company issued in private placements additional Senior Notes in the principal amount of $617,000 during 2007. Interest rates ranged from 5.39% to 5.77% and maturities ranged from 7 years to 15 years. In 2007, RWE made equity contributions to the Company amounting to $651,092. The Company used the contributions and proceeds from the Senior Notes to offset loans payable to RWE, payoff commercial paper and for other corporate purposes amounting to $513,000, $361,500 and $393,592, respectively.

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements—(Unaudited)—(Continued)

(Dollars in thousands, except for share and per share data)

The following long-term debt was issued in 2007:

Company	Type	Interest Rate	Maturity	Amount
American Water Capital Corp.	Senior notes	5.39%-5.77%	2013-2022	$617,000
Pennsylvania-American Water Company	State financing authority loans	1.39%-1.62%	2022-2023	450

Total issuances				$617,450

The following debt was retired through optional redemption or payment at maturity during 2007:

Company	Type	Interest Rate	Maturity	Amount
Long-term debt
American Water Capital Corp.	Senior notes—fixed rate	6.87%	2011	$28,000
American Water Capital Corp.	RWE notes—fixed rate	4.00% -5.90%	2007-2034	384,300
Elizabethtown Water Company	Called senior debt	7.25% -8.75%	2021-2028	92,500
Other Subsidiaries		0.00%-9.87%	2007-2032	33,083

Preferred stock with mandatory redemption requirements
Miscellaneous		4.75%-8.88%	2007-2019	176

Total retirements & redemptions				$538,059

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements—(Unaudited)—(Continued)

(Dollars in thousands, except for share and per share data)

Note 6: Pension and Other Postretirement Benefits

The following tables provide the components of net periodic benefit costs:

	Six Months Ended June 30,
	2007	2006
Components of net periodic pension benefit cost
Service cost	$12,806	$12,154
Interest cost	26,644	24,812
Expected return on plan assets	(23,526)	(21,152)
Amortization of:
Prior service cost (credit)	64	248
Actuarial (gain) loss	132	742

Periodic pension benefit cost	16,120	16,804

Special termination pension benefit charge	93	222
Curtailment charge	—	895
Settlement charge (credit)	—	65

Net periodic pension benefit cost	$16,213	$17,986

Components of net periodic other postretirement benefit cost
Service cost	$6,342	$5,806
Interest cost	12,692	12,174
Expected return on plan assets	(10,532)	(9,844)
Amortization of:
Transition obligation (asset)	86	86
Prior service cost (credit)	(590)	(572)
Actuarial (gain) loss	—	1,006

Periodic other postretirement benefit cost	7,998	8,656

Curtailment charge	—	(10)

Net periodic other postretirement benefit cost	$7,998	$8,646

The Company contributed $19,200 to its defined benefit pension plan in the first six months of 2007 and intends to contribute $30,400 during the balance of 2007. In addition, the Company contributed $12,507 for the funding of its other postretirement plans in the first six months of 2007 and expects to contribute $12,507 during the balance of 2007.

Note 7: Segment Information

The Company has two reportable segments, named the Regulated Businesses and the Non-Regulated Businesses segments. The Regulated Businesses segment is comprised of the Company’s water and wastewater regulated utility companies operating in the states where services are provided. The Non-Regulated Businesses segment includes distinctive lines of non-regulated businesses which provide ancillary water and wastewater services.

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements—(Unaudited)—(Continued)

(Dollars in thousands, except for share and per share data)

	As of or for the Six Months Ended June 30, 2007
	Regulated	Non-Regulated	Other		Consolidated
Net operating revenues	$927,910	$106,960		$(7,593)	$1,027,277
Depreciation and amortization	127,206	5,247		311	132,764
Total operating expenses, net	719,480	95,919		(12,930)	802,469
Adjusted EBIT(1)	210,052	14,031
Total assets	9,725,776	310,026		3,035,783	13,071,585
Construction expenditures	304,610	3,116	—		307,726

	As of or for the Six Months Ended June 30, 2006
	Regulated	Non-Regulated	Other		Consolidated
Net operating revenues	$883,017	$129,428		$(4,754)	$1,007,691
Depreciation and amortization	120,368	6,351		2,009	128,728
Total operating expenses, net	665,294	129,367		(10,900)	783,761
Adjusted EBIT(1)	220,555	342
Total assets	9,118,166	328,795		3,195,431	12,642,392
Construction expenditures	225,982	9,836	—		235,818

(1)	Management evaluates the performance of its segments and allocates resources based on several factors, of which the primary measure is Adjusted EBIT. Adjusted EBIT does not represent cash flow for periods presented and should not be considered as an alternative to net income as an indicator of the Company’s operating performance or as an alternative to cash flows as a source of liquidity. Adjusted EBIT as defined by the Company may not be comparable with Adjusted EBIT as defined by other companies.

The following table reconciles Adjusted EBIT, as defined by the Company, to income (loss) from continuing operations before income taxes:

	As of or for the Six Months Ended June 30, 2007
	Regulated	Non-Regulated	Total Segments
Adjusted EBIT	$210,052	$14,031	$224,083
Add:
Allowance for other funds used during construction	3,169	—	3,169
Allowance for borrowed funds used during construction	1,512	—	1,512
Less:
Interest	(109,201)	(5,667)	(114,868)
Preferred dividends of subsidiaries	(113)	—	(113)
Amortization of debt expense	(2,587)	—	(2,587)

Segments’ income (loss) from continuing operations before income taxes	$102,832	$8,364	$111,196
Interest	—	—	(28,102)
Other	—	—	3,698

Income (loss) from continuing operations before income taxes			$86,792

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements—(Unaudited)—(Continued)

(Dollars in thousands, except for share and per share data)

	As of or for the Six Months Ended June 30, 2006
	Regulated	Non-Regulated	Total Segments
Adjusted EBIT	$220,555	$342	$220,897
Add:
Allowance for other funds used during construction	3,145	—	3,145
Allowance for borrowed funds used during construction	1,366	—	1,366
Less:
Interest	(101,785)	(6,019)	(107,804)
Preferred dividends of subsidiaries	(112)	—	(112)
Amortization of debt expense	(1,739)	—	(1,739)

Segments’ income (loss) from continuing operations before income taxes	$121,430	$(5,677)	$115,753
Interest			(71,164)
Other			3,622

Income (loss) from continuing operations before income taxes			$48,211

Note 8: Contingencies

The Company is routinely involved in condemnation proceedings and legal actions relating to several subsidiaries. In the opinion of management, none of these matters is expected to have a material adverse effect, if any, on the results of operations, financial position, or cash flows of the Company.

Notice of termination of the $1,750,000 of preferred stock with TWILUX, long-term debt of approximately $81,000 with RWE, and short-term debt of approximately $141,000 with RWE in part or in full on demand at the option of RWE is possible and mandatory if there is a change in shareholder structure of the Company.

In November 2006, a California County Superior Court held that the City of Stockton, California had not complied with the requirements of the California Environmental Quality Act when it entered its agreement with OMI/TW. The California court subsequently entered a writ requiring the city to rescind the contract within 180 days. The Company continues to strongly affirm the integrity and propriety of selection process. However, after careful analysis and review, OMI/TW and the City jointly concluded that engaging in any further legal defense of the contract would be counterproductive to serving the needs of Stockton citizens and mutually agreed to end the contract to manage and operate the City’s wastewater, water and stormwater system. OMI/TW will continue to manage and operate the system through February 2008, at which time the responsibility for management and operation of the system will be returned to the City. The amount of the loss, if any, OMI/TW will sustain if it is unable to recover its investment in the project is not presently determinable. The Company’s portion of revenue since inception of the contract in August 2003 is approximately $75,000.

The Company is involved in other legal proceedings and disputes incident to the normal conduct of business. As of June 30, 2007 and December 31, 2006, the Company has recorded $3,950 in other current liabilities for estimated losses related to these proceedings. There is a reasonable possibility these matters may result in additional losses to the Company.

American Water Works Company, Inc. and Subsidiary Companies

(formerly Thames Water Aqua US Holdings, Inc. and Subsidiary Companies)

Notes to Consolidated Financial Statements—(Unaudited)—(Continued)

(Dollars in thousands, except for share and per share data)

Note 9: Net Income (loss) per Common Share

Basic net income per common share, income from continuing operations per common share and income (loss) from discontinued operations, net of tax per common share are based on the weighted average number of common shares outstanding. Diluted net income per common share, income from continuing operations per common share and income (loss) from discontinued operations, net of tax per common share are based on the weighted average number of common shares outstanding and potentially dilutive shares. The Company had no potentially dilutive shares for the six months ended June 30, 2007 and June 30, 2006. All common shares outstanding are held by RWE.

Equity Units

(Initially Consisting of              Corporate Units)

American Water Works Company, Inc.

Equity Units

Joint Book-Running Managers

Goldman, Sachs & Co.

Citi

Merrill Lynch & Co.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the expenses (other than underwriting compensation expected to be incurred) in connection with this offering. All of such amounts (except the SEC registration fee and NASD filing fee) are estimated.

SEC registration fee	$30,700.00
Listing fee	*
NASD filing fee	$75,500.00
Blue Sky fees and expenses	*
Printing and engraving costs	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer Agent and Registrar fees and expenses	*
Miscellaneous	*

Total	*

*	To be provided by amendment.

Item 14.	Indemnification of Directors and Officers.

Section 145(a) of the Delaware General Corporation Law (the “DGCL”) provides in relevant part that a corporation may indemnify any officer or director who was, is or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another entity, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

Section 145(b) of the DGCL provides in relevant part that a corporation may indemnify any person who was, is or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

The bylaws of American Water and AWCC generally provide that they will indemnify their directors and officers to the fullest extent permitted by law.

The registrant also obtained officers’ and directors’ liability insurance which insures against liabilities that officers and directors of the registrant may, in such capacities, incur. Section 145(g) of the DGCL provides that a corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under that section.

Section      of the underwriting agreement, to be filed as Exhibit 1.1, provides that the underwriters named therein will indemnify us and hold us harmless and each of our directors, officers or controlling persons from and against certain liabilities, including liabilities under the Securities Act. Section      of the underwriting agreement also provides that such underwriters will contribute to certain liabilities of such persons under the Securities Act.

Item 15.	Recent Sales of Unregistered Securities.

In the three years preceding the filing of this registration statement, American Water has not issued any securities that were not registered under the Securities Act.

Since December 21, 2006, AWCC has issued six series of senior unsecured notes in private placements to certain institutional accredited investors with interest rates per annum payable semi-annually, aggregate principal amounts, issue dates and maturity dates as follows:

Series	Interest Rate per Annum	Aggregate Principal Amount Issued	Aggregate Principal Amount Outstanding	Maturity Date
A	5.39%	$101.0 million	$101.0 million	December 21, 2013
B	5.52%	$37.5 million	$37.5 million	December 21, 2016
C	5.62%	$329.5 million	$329.5 million	December 21, 2018
D	5.77%	$432.0 million	$432.0 million	December 21, 2021
E	5.62%	$100.0 million	$100.0 million	March 29, 2019
F	5.77%	$100.0 million	$100.0 million	March 29, 2022

The senior unsecured notes rank pari passu in right of payment with all current and future unsubordinated, unsecured indebtedness of AWCC. The net proceeds from the sale of the senior unsecured notes will be used to refinance inter-company indebtedness and for general corporate purposes.

The senior unsecured notes are callable at any time at the greater of par and a make whole discount rate of the then current market standard for U.S. Treasury securities plus 0.50%. AWCC is required to offer to prepay the senior unsecured notes upon certain changes in control and dispositions of assets.

Pursuant to a support agreements with AWCC, American Water and Thames US Holdings have agreed to pay to any debt investor or lenders of AWCC any principal or interest amounts owed by AWCC to such debt investor or lender that AWCC fails to pay on a timely basis. The holders of the senior unsecured notes may proceed directly against American Water to the extent AWCC fails to make any principal or interest payment required thereon on a timely basis.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit Number	Description
1.1	Underwriting Agreement.*

2.1	Agreement and Plan of Merger, dated as of September 16, 2001, among RWE Aktiengesellschaft, Thames Water Aqua Holdings GmbH, Apollo Acquisition Company and American Water Works Company, Inc.*

2.2	Separation Agreement, dated as of , 2007, by and among RWE Aktiengesellschaft, Thames Water Aqua US Holdings, Inc. and American Water Works Company, Inc. *

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation of American Water Works Company, Inc.*

3.2	Amended and Restated Bylaws of American Water Works Company, Inc.*

3.3	Certificate of Incorporation of American Water Capital Corp., Inc.*

3.4	Amended Bylaws of American Water Capital Corp., Inc.*

4.1	Specimen Common Stock Certificate.*

4.2	Note Purchase Agreement, as amended, dated as of December 21, 2006, by and between AWCC and the Purchasers named therein for purchase of $101,000,000 5.39% Series A Senior Notes due 2013, $37,500,000 5.52% Series B Senior Notes due 2016, $329,500,000 5.62% Series C Senior Notes due 2018 and $432,000,000 5.77% Series D Senior Notes due 2021.*

4.3	Note Purchase Agreement, as amended, dated as of March 29, 2007, by and between AWCC and the Purchasers named therein for purchase of $100,000,000 5.62% Series E Senior Notes due 2019 and $100,000,000 5.77% Series F Senior Notes due 2022.*

4.4	Credit Agreement, dated as of September 15, 2006, among AWCC, the Lenders identified therein and JPMorgan Chase Bank, N.A.*

4.5	Form of Indenture of American Water Capital Corp.*

4.6	Form of Purchase Contract Agreement relating to the American Water Works Company, Inc. purchase contracts, which are components of the American Water Capital Corp. equity units.*

4.7	Form of Support Agreement from American Water Works Company, Inc. relating to the American Water Capital Corp. senior notes, which are components of the American Water Works Company, Inc. equity units.*

4.8	Form of Equity Units Certificate.*

4.9	Form of Senior Note.*

5.1	Opinion of Cravath, Swaine & Moore LLP.*

9.1	Registration Rights Agreement, dated as of , 2007, by and among American Water Works Company, Inc., RWE Aktiengesellschaft, and Thames Water Aqua Holdings GmbH.*

10.1	Support Agreement, as subsequently amended, dated June 22, 2000, by and between American Water Works Company, Inc. and American Water Capital Corp.*

10.2	Support Agreement, dated August 27, 2007, by and between Thames Water Aqua US Holdings, Inc. and American Water Capital Corp.*

10.3	Support Agreement, dated June 26, 2003, by and between Thames Water Aqua US Holdings, Inc. and American Water Finance LLC.*

10.4	Employment Agreement between Donald L. Correll and American Water Works Company, Inc., dated March 10, 2006.*

10.5	Employment Agreement between Ellen C. Wolf and American Water Works Company, Inc., dated December 29, 2005.*

10.6	Employment Agreement between Terry Gloriod and American Water Works Company, Inc., dated February 10, 2006.*

10.7	Separation Agreement between Dietrich Firnhaber and RWE Aktiengesellschaft, dated .*

10.8	Employment Agreement between Daniel W. Warnock and American Water Works Company, Inc., dated October 31, 2006.*

10.9	Employment Agreement by and between American Water Works Service Company, Inc. and Daniel Warnock, dated as of April 25, 2005.*

10.10	RWE Long-Term Incentive Beat Plan 2005, dated as of April 20, 2005.*

10.11	Amended and Restated American Water Works Company, Inc. Executive Retirement Plan, dated as of March 1, 2007.*

Exhibit Number	Description

10.12	Amended and Restated American Water Works Company, Inc. Deferred Compensation Plan, dated as of January 1, 2001.*

10.13	RWE Executive Deferred Compensation Plan (A).*

10.14	RWE Executive Deferred Compensation Plan (B).*

10.15	American Water Works Company, Inc. 401(k) Restoration Plan.*

10.16	2004 Thames Water/RWE Long Term-Incentive Plan, dated as of January 1, 2005.*

10.17	RWE Long-Term Incentive Plan 2002 (LTIP), dated as of 2002.*

10.18	Severance Agreement and General Release between American Water Works Service Company, Inc. and Daniel W. Warnock, dated as of July 9, 2007.*

10.19	Employment Agreement between American Water Works Service Company, and Terry L. Gloriod, dated as of February 10, 2006.*

10.20	Employment Agreement between E’Town Corporation and Andrew M. Chapman, dated as of September 15, 2003.*

10.21	Severance Agreement and General Release between American Water Works Service Company, Inc. and Andrew M. Chapman, dated as of April 11, 2006.*

10.22	Form of Executive Completion Bonus in connection with the RWE Divestiture, dated as of March 20, 2006.*

10.23	Form of Retention Agreement in connection with the RWE Divestiture, dated as of March 20, 2006.*

10.24	American Water Works Company, Inc. Executive Severance Policy, dated as of June 14, 2006.*

10.25	Secondment Contract between RWE Solutions AG and Dietrich Firnhaber, dated as of January 1, 2003.*

10.26	2007 American Water Senior Management Annual Incentive Plan.*

10.27	2006 American Water Senior Management Annual Incentive Plan.*

10.28	American Water Works Company, Inc. 2007 Omnibus Equity Compensation Plan.*

10.29	Settlement Agreement by and between California American Water Company and the U.S. Department of Commerce, National Oceanic and Atmospheric Administration, dated as of June 29, 2006.*

12.1	Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends.

21.1	Subsidiaries of American Water Works Company, Inc.*

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

23.2	Consent of Cravath, Swaine & Moore LLP (included in the opinion filed as Exhibit 5.1).*

24.1	Power of Attorney for American Water Works Company, Inc. (included in signature page).

24.1	Power of Attorney for American Water Capital Corp. (included in signature page).

*	To be filed by amendment.

(b) Financial Statement Schedules.

The financial statement schedules are omitted because they are inapplicable or the requested information is shown in the consolidated statements of American Water or related notes thereto.

Item 17.	Undertakings.

The undersigned registrants hereby undertake as follows:

(1) The undersigned will provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(2) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrants pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it is declared effective.

(3) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended may be permitted to directors, officers and controlling persons of the registrants pursuant to the provisions described in Item 14 or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Voorhees, state of New Jersey, on August 28, 2007.

AMERICAN WATER WORKS COMPANY, INC.

By:	/s/ Donald L. Correll
Name:	Donald L. Correll
Title:	President and Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned directors and officers of American Water Works Company, Inc., do hereby constitute and appoint Donald C. Cornell, Ellen C. Wolf and George W. Patrick, or any of them, our true and lawful attorneys and agents, with full power of substitution, to do any and all acts and things in our name and on our behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys and agents, or either of them, may deem necessary or advisable to enable said registrant to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, including specifically, but without limitation, power and authority to sign for us or any of us in our names in the capacities indicated below, any and all amendments (including post-effective amendments and any related registration statement pursuant to Rule 462(b) under the Securities Act of 1933, as amended) hereto and we do hereby ratify and confirm that said attorneys and agents, or any of them, shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 28th day of August, 2007.

Signature	Title

/s/ Donald L. Correll	Donald L. Correll President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ Ellen C. Wolf	Ellen C. Wolf Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ George MacKenzie	George MacKenzie (Director)

/s/ Martha Clark Goss	Martha Clark Goss (Director)

/s/ Andreas G. Zetzsche	Andreas G. Zetzsche (Director)

/s/ Dr. Rolf Pohlig	Dr. Rolf Pohlig (Director)

/s/ Dr. Manfred Döss	Dr. Manfred Döss (Director)

/s/ William J. Marrazzo	William J. Marrazzo (Director)

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Voorhees, state of New Jersey, on August 28, 2007.

AMERICAN WATER CAPITAL CORP.

By:	/s/ Ellen C. Wolf
Name:	Ellen C. Wolf
Title:	President

POWER OF ATTORNEY

We, the undersigned directors and officers of American Water Capital Corp., do hereby constitute and appoint Ellen C. Wolf and George W. Patrick, or any of them, our true and lawful attorneys and agents, with full power of substitution, to do any and all acts and things in our name and on our behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys and agents, or either of them, may deem necessary or advisable to enable said registrant to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, including specifically, but without limitation, power and authority to sign for us or any of us in our names in the capacities indicated below, any and all amendments (including post-effective amendments and any related registration statement pursuant to Rule 462(b) under the Securities Act of 1933, as amended) hereto and we do hereby ratify and confirm that said attorneys and agents, or any of them, shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 28th day of August, 2007.

Signature	Title

/s/ Ellen C. Wolf	Ellen C. Wolf President and Director (Principal Executive Officer)

/s/ James M. Kalinovich	James M. Kalinovich Vice President and Treasurer (Principal Financial and Accounting Officer)

/s/ John S. Young	John S. Young (Director)

/s/ George W. Patrick	George W. Patrick (Director)

EXHIBIT INDEX

Exhibit Number	Description
1.1	Underwriting Agreement.*

2.1	Agreement and Plan of Merger, dated as of September 16, 2001, among RWE Aktiengesellschaft, Thames Water Aqua Holdings GmbH, Apollo Acquisition Company and American Water Works Company, Inc.*

2.2	Separation Agreement, dated as of , 2007, by and among RWE Aktiengesellschaft, Thames Water Aqua US Holdings, Inc. and American Water Works Company, Inc. *

3.1	Amended and Restated Certificate of Incorporation of American Water Works Company, Inc.*

3.2	Amended and Restated Bylaws of American Water Works Company, Inc.*

3.3	Certificate of Incorporation of American Water Capital Corp., Inc.*

3.4	Amended Bylaws of American Water Capital Corp., Inc.*

4.1	Specimen Common Stock Certificate.*

4.2	Note Purchase Agreement, as amended, dated as of December 21, 2006, by and between AWCC and the Purchasers named therein for purchase of $101,000,000 5.39% Series A Senior Notes due 2013, $37,500,000 5.52% Series B Senior Notes due 2016, $329,500,000 5.62% Series C Senior Notes due 2018 and $432,000,000 5.77% Series D Senior Notes due 2021.*

4.3	Note Purchase Agreement, as amended, dated as of March 29, 2007, by and between AWCC and the Purchasers named therein for purchase of $100,000,000 5.62% Series E Senior Notes due 2019 and $100,000,000 5.77% Series F Senior Notes due 2022.*

4.4	Credit Agreement, dated as of September 15, 2006, among AWCC, the Lenders identified therein and JPMorgan Chase Bank, N.A.*

4.5	Form of Indenture of American Water Capital Corp.*

4.6	Form of Purchase Contract Agreement relating to the American Water Works Company, Inc. purchase contracts, which are components of the American Water Capital Corp. equity units.*

4.7	Form of Support Agreement from American Water Works Company, Inc. relating to the American Water Capital Corp. senior notes, which are components of the American Water Works Company, Inc. equity units.*

4.8	Form of Equity Units Certificate.*

4.9	Form of Senior Note.*

5.1	Opinion of Cravath, Swaine & Moore LLP.*

9.1	Registration Rights Agreement, dated as of , 2007, by and among American Water Works Company, Inc., RWE Aktiengesellschaft, and Thames Water Aqua Holdings GmbH.*

10.1	Support Agreement, as subsequently amended, dated June 22, 2000, by and between America Water Works Company, Inc. and American Water Capital Corp.*

10.2	Support Agreement, dated August 27, 2007, by and between Thames Water Aqua US Holdings, Inc. and American Water Capital Corp.*

10.3	Support Agreement, dated June 26, 2003, by and between Thames Water Aqua US Holdings, Inc. and American Water Finance LLC.*

10.4	Employment Agreement between Donald L. Correll and American Water Works Company, Inc., dated March 10, 2006.*

10.5	Employment Agreement between Ellen C. Wolf and American Water Works Company, Inc., dated December 29, 2005.*

10.6	Employment Agreement between Terry Gloriod and American Water Works Company, Inc., dated February 10, 2006.*

Exhibit Number	Description
10.7	Separation Agreement between Dietrich Firnhaber and RWE Aktiengesellschaft dated .*

10.8	Employment Agreement between Daniel W. Warnock and American Water Works Company, Inc., dated October 31, 2006.*

10.9	Employment Agreement by and between American Water Works Service Company, Inc. and Daniel Warnock, dated as of April 25, 2005.*

10.10	RWE Long-Term Incentive Beat Plan 2005, dated as of April 20, 2005.*

10.11	Amended and Restated American Water Works Company, Inc. Executive Retirement Plan, dated as of March 1, 2007.*

10.12	Amended and Restated American Water Works Company, Inc. Deferred Compensation Plan, dated as of January 1, 2001.*

10.13	RWE Executive Deferred Compensation Plan (A).*

10.14	RWE Executive Deferred Compensation Plan (B).*

10.15	American Water Works Company, Inc. 401(k) Restoration Plan.*

10.16	2004 Thames Water/RWE Long Term Incentive Plan, dated as of January 1, 2005.*

10.17	RWE Long Term Incentive Plan 2002 (LTIP), dated as of 2002.*

10.18	Severance Agreement and General Release between American Water Works Service Company, Inc. and Daniel W. Warnock, dated as of July 9, 2007.*

10.19	Employment Agreement between American Water Works Service Company, and Terry L. Gloriod, dated as of February 10, 2006.*

10.20	Employment Agreement between E’Town Corporation and Andrew M. Chapman, dated as of September 15, 2003.*

10.21	Severance Agreement and General Release between American Water Works Service Company, Inc. and Andrew M. Chapman, dated as of April 11, 2006.*

10.22	Form of Executive Completion Bonus in connection with the RWE Divestiture, dated as of March 20, 2006.*

10.23	Form of Retention Agreement in connection with the RWE Divestiture, dated as of March 20, 2006.*

10.24	American Water Works Company, Inc. Executive Severance Policy, dated as of June 14, 2006.*

10.25	Secondment Contract between RWE Solutions AG and Dietrich Firnhaber, dated as of January 1, 2003.*

10.26	2007 American Water Senior Management Annual Incentive Plan.*

10.27	2006 American Water Senior Management Annual Incentive Plan.*

10.28	American Water Works Company, Inc. 2007 Omnibus Equity Compensation Plan.*

10.29	Settlement Agreement by and between California American Water Company and the U.S. Department of Commerce, National Oceanic and Atmospheric Administration, dated as of June 29, 2006.*

12.1	Computation of Earnings to Combined Fixed Charges and Preferred Dividends.

21.1	Subsidiaries of American Water Works Company, Inc.*

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

23.2	Consent of Cravath, Swaine & Moore LLP (included in the opinion filed as Exhibit 5.1).*

24.1	Power of Attorney for American Water Works Company, Inc. (included in signature page).

24.1	Power of Attorney for American Water Capital Corp. (included in signature page).

*	To be filed by amendment.